As filed with the Securities and Exchange Commission on April 29, 2020
Registration No. 333-237416

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM S-4
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

FB FINANCIAL CORPORATION
(Exact name of Registrant as specified in its charter)

Tennessee	6022	62-1216058
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
211 Commerce Street, Suite 300
Nashville, Tennessee 37201
(615) 564-1212
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Mr. Christopher T. Holmes
President and Chief Executive Officer
FB Financial Corporation
211 Commerce Street, Suite 300
Nashville, Tennessee 37201
Phone:  (615) 564-1212
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Beth W. Sims General Counsel and Corporate Secretary FB Financial Corporation 211 Commerce Street Nashville, Tennessee 37201 (615) 564-1212	Nicholas G. Demmo, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000	Julian L. Bibb, III General Counsel Franklin Financial Network, Inc. 722 Columbia Avenue Franklin, Tennessee 37064 (615) 236-2265	Mark Kanaly, Esq. Kyle Healy, Esq. David Park, Esq. Alston & Bird LLP 1201 West Peachtree Street Atlanta, Georgia 30309 (404) 881-7000
Approximate date of commencement of proposed sale of the securities to the public:  As soon as practicable after this Registration Statement is declared effective and upon completion of the merger described herein.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐	Smaller reporting company	☐

		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. A registration statement relating to the securities described in this joint proxy statement/prospectus has been filed with the U.S. Securities and Exchange Commission. These securities may not be issued until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This joint proxy statement/prospectus does not constitute an offer to sell or the solicitation of offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION—DATED APRIL 29, 2020

JOINT PROXY STATEMENT/PROSPECTUS

To the shareholders of FB Financial Corporation and Franklin Financial Network, Inc.
MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT
On behalf of the boards of directors of FB Financial Corporation (“FB Financial”) and Franklin Financial Network, Inc. (“Franklin”), we are pleased to enclose the accompanying joint proxy statement/prospectus relating to the proposed combination of FB Financial and Franklin. We are requesting that you take certain actions as a shareholder of FB Financial or a shareholder of Franklin.
The boards of directors of each of our companies has unanimously approved an agreement providing for the combination. Pursuant to the Agreement and Plan of Merger, dated as of January 21, 2020, by and among FB Financial, Paisley Acquisition Corporation, a Tennessee corporation and direct, wholly owned subsidiary of FB Financial (“Merger Sub”), and Franklin (as it may be amended from time to time, the “merger agreement”), Merger Sub will merge with and into Franklin (the “merger”), with Franklin as the surviving entity and a wholly owned subsidiary of FB Financial. Following the merger, the surviving corporation will merge with and into FB Financial (the “combined company”), and thereafter Franklin’s bank subsidiary, Franklin Synergy Bank, will merge with and into FB Financial’s bank subsidiary, FirstBank.
In connection with the merger, holders of Franklin common stock will receive, without interest, $2.00 in cash (the “cash consideration”) and 0.9650 shares of FB Financial common stock (the “exchange ratio” and such shares together with the cash consideration, the “merger consideration”) for each share of Franklin common stock they own. Holders of FB Financial common stock will continue to own their existing shares of FB Financial common stock. Based on the closing price of FB Financial common stock on the New York Stock Exchange (the “NYSE”) on January 21, 2020, the last trading day before public announcement of the merger agreement, the exchange ratio represented approximately $36.89 in value for each share of Franklin common stock for total consideration per share of $38.89. Based on the closing price of FB Financial common stock on the NYSE on [                ], 2020, the last trading day before the date of the accompanying joint proxy statement/prospectus, of $[                ], the exchange ratio represented approximately $[                ] in value for each share of Franklin common stock for total consideration per share of $[                   ]. The implied value of the FB Financial common stock at the time of completion of the merger could be greater than, less than or the same as the value of FB Financial common stock on the date of the accompanying joint proxy statement/prospectus. We urge you to obtain current market quotations of FB Financial common stock (trading symbol “FBK”) and Franklin common stock (trading symbol “FSB”).
The special meeting of holders of Franklin common stock will be held on June 15, 2020 at the main office of Franklin Synergy Bank in the Musgrove Auditorium, which is located at 722 Columbia Avenue, Franklin, Tennessee 37064, at 10:00 a.m. local time. The special meeting of holders of FB Financial common stock will be held on June 15, 2020 at 211 Commerce Street, Nashville, Tennessee 37201, at 10:00 a.m. local time. At our respective special meetings, in addition to other business, FB Financial will ask its shareholders to approve the issuance of shares of FB Financial common stock in the merger and Franklin will ask its shareholders to approve the merger agreement. Information about these meetings and the merger is contained in this joint proxy statement/prospectus. In particular, see “Risk Factors” beginning on page 40 . We urge you to read this joint proxy statement/prospectus carefully and in its entirety.
Whether or not you plan to attend your special meeting, please vote as soon as possible to make sure that your shares are represented at the meeting.
Each of our boards of directors unanimously recommends that holders of common stock vote “FOR” each of the proposals to be considered at the respective meetings.

James W. Ayers Executive Chairman of the Board FB Financial Corporation	James W. Cross, IV Chairman of the Board Franklin Financial Network
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger or determined if this document is accurate or complete. Any representation to the contrary is a criminal offense.
The securities to be issued in the merger are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either FB Financial or Franklin, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.
The accompanying joint proxy statement/prospectus is dated [            ], 2020, and is first being mailed to holders of FB Financial common stock and holders of Franklin common stock on or about [            ], 2020.

ADDITIONAL INFORMATION
The accompanying joint proxy statement/prospectus incorporates important business and financial information about FB Financial and Franklin from other documents that are not included in or delivered with this joint proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in this document through the Securities and Exchange Commission website at http://www.sec.gov or by requesting them in writing, by email or by telephone at the appropriate address below:

if you are an FB Financial shareholder:
FB Financial Corporation
211 Commerce Street, Suite 300
Nashville, Tennessee 37201
Telephone: (615) 564-1212
Attention: Investor Relations
Email: investors@firstbankonline.com

if you are a Franklin shareholder:
Franklin Financial Network, Inc.
722 Columbia Avenue
Franklin, Tennessee 37064
Telephone: (615) 236-2265
Attention: Investor Relations
Email: investors@franklinsynergy.com

You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, you must request them no later than five business days before the date of the applicable special meeting. This means that holders of FB Financial common stock requesting documents must do so by June 8, 2020, in order to receive them before the FB Financial special meeting, and holders of Franklin common stock requesting documents must do so by June 8, 2020, in order to receive them before the Franklin special meeting.
No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated [            ], 2020, and you should assume that the information in this document is accurate only as of such date. You should assume that the information incorporated by reference into this document is accurate as of the date of such incorporated document. Neither the mailing of this joint proxy statement/prospectus to holders of FB Financial common stock or holders of Franklin common stock nor the issuance by FB Financial of shares of FB Financial common stock in connection with the merger will create any implication to the contrary.
This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in, or incorporated by reference into, this document regarding FB Financial has been provided by FB Financial and information contained in, or incorporated by reference into, this document regarding Franklin has been provided by Franklin.
See the section entitled “Where You Can Find More Information” beginning on page 139 of the accompanying joint proxy statement/prospectus for further information.

FB Financial Corporation
211 Commerce Street, Suite 300
Nashville, Tennessee 37201
Notice of Special Meeting of Shareholders
To the Shareholders of FB Financial Corporation:
On January 21, 2020, FB Financial Corporation (“FB Financial”), Paisley Acquisition Corporation, a Tennessee corporation and a direct, wholly owned subsidiary of FB Financial, and Franklin Financial Network, Inc. (“Franklin”) entered into an Agreement and Plan of Merger (as amended from time to time, the “merger agreement”), a copy of which is attached as Annex A to the accompanying joint proxy statement/prospectus.
NOTICE IS HEREBY GIVEN that a special meeting of holders of FB Financial common stock (the “FB Financial special meeting”) will be held on June 15, 2020 at 10:00 a.m., local time at 211 Commerce Street, Nashville, Tennessee 37201. We are pleased to notify you of and invite you to the FB Financial special meeting.
At the FB Financial special meeting you will be asked to vote on the following matters:

•	A proposal to approve the issuance of FB Financial common stock pursuant to the merger agreement (the “FB Financial share issuance proposal”).
•    A proposal to adjourn the FB Financial special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, there are not sufficient votes to approve the FB Financial share issuance proposal or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to holders of FB Financial common stock (the “FB Financial adjournment proposal”).
The board of directors of FB Financial has fixed the close of business on April 29, 2020 as the record date for the FB Financial special meeting. Only holders of record of FB Financial common stock as of the close of business on the record date for the FB Financial special meeting are entitled to notice of, and to vote at, the FB Financial special meeting or any adjournment or postponement thereof.
The FB Financial board of directors unanimously recommends that holders of FB Financial common stock vote “FOR” the FB Financial share issuance proposal and “FOR” the FB Financial adjournment proposal.
Your vote is important. We cannot complete the transactions contemplated by the merger agreement unless holders of FB Financial common stock approve the FB Financial share issuance proposal. The affirmative vote of a majority of the votes cast by the holders of FB Financial common stock is required to approve the FB Financial share issuance proposal.
Each copy of the joint proxy statement/prospectus mailed to holders of FB Financial common stock is accompanied by a form of proxy card with instructions for voting.
Whether or not you plan to attend the FB Financial special meeting, we urge you to please promptly complete, sign, date and return the accompanying proxy card in the enclosed postage-paid envelope or authorize the individuals named on the accompanying proxy card to vote your shares by using the internet as described in the instructions included with the accompanying proxy card. If your shares are held in the name of a bank, broker, trustee (including through the FB Financial 401(k) Profit Sharing Plan) or other nominee, please follow the instructions on the voting instruction card furnished by such bank, broker, trustee or other nominee.

By Order of the Board of Directors

James W. Ayers
Executive Chairman
FB Financial Corporation
[            ], 2020

Franklin Financial Network, Inc.
722 Columbia Avenue
Franklin, Tennessee 37064
Notice of Special Meeting of Shareholders
To the Shareholders of Franklin Financial Network, Inc.:
On January 21, 2020, Franklin Financial Network, Inc. (“Franklin”), FB Financial Corporation (“FB Financial”) and Paisley Acquisition Corporation, a Tennessee corporation and a direct, wholly owned subsidiary of FB Financial, entered into an Agreement and Plan of Merger (as amended from time to time, the “merger agreement”), a copy of which is attached as Annex A to the accompanying joint proxy statement/prospectus.
NOTICE IS HEREBY GIVEN that a special meeting of holders of Franklin common stock (the “Franklin special meeting”) will be held on June 15, 2020 at the main office of Franklin Synergy Bank in the Musgrove Auditorium, which is located at 722 Columbia Avenue, Franklin, Tennessee 37064, at 10:00 a.m. local time. We are pleased to notify you of and invite you to the Franklin special meeting.
At the Franklin special meeting, holders of Franklin common stock will be asked to vote on the following matters:

•	A proposal to approve the merger agreement (the “Franklin merger proposal”).

•
A proposal to approve, on an advisory (non-binding) basis, the merger-related named executive officer compensation that will or may be paid to Franklin’s named executive officers in connection with the merger (the “Franklin compensation proposal”).

•
A proposal to adjourn the Franklin special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, there are not sufficient votes to approve the Franklin merger proposal or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to holders of Franklin common stock (the “Franklin adjournment proposal”).

The board of directors of Franklin has fixed the close of business on April 27, 2020 as the record date for the Franklin special meeting. Only holders of record of Franklin common stock as of the close of business on the record date for the Franklin special meeting are entitled to notice of, and to vote at, the Franklin special meeting or any adjournment or postponement thereof.
The Franklin board of directors unanimously recommends that holders of Franklin common stock vote “FOR” the Franklin merger proposal, “FOR” the Franklin compensation proposal and “FOR” the Franklin adjournment proposal.
Your vote is important. We cannot complete the transactions contemplated by the merger agreement unless holders of Franklin common stock approve the Franklin merger proposal. The affirmative vote of a majority of the outstanding shares of Franklin common stock entitled to vote on the merger agreement is required to approve the Franklin merger proposal.
Each copy of the joint proxy statement/prospectus mailed to holders of Franklin common stock is accompanied by a form of proxy card with instructions for voting.

Whether or not you plan to attend the Franklin special meeting, we urge you to please promptly complete, sign, date and return the accompanying proxy card in the enclosed postage-paid envelope or authorize the individuals named on the accompanying proxy card to vote your shares by calling the toll-free telephone number or by using the internet as described in the instructions included with the accompanying proxy card. If your shares are held in the name of a bank, broker, trustee or other nominee, please follow the instructions on the voting instruction card furnished by such bank, broker, trustee or other nominee.

By Order of the Board of Directors

James W. Cross, IV
Chairman of the Board
Franklin Financial Network
[            ], 2020

-i-

-ii-

-iii-

-iv-

QUESTIONS AND ANSWERS
The following are some questions that you may have about the merger and the FB Financial special meeting or the Franklin special meeting, and brief answers to those questions. We urge you to read carefully the remainder of this joint proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the merger and the FB Financial special meeting or the Franklin special meeting. Additional important information is also contained in the documents incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 139.

•	In this joint proxy statement/prospectus, unless the context otherwise requires:

•	“FB Financial” refers to FB Financial Corporation;

•	“FB Financial common stock” refers to the common stock, par value $1.00 per share, of FB Financial;

•	“Franklin” refers to Franklin Financial Network, Inc.;

•	“Franklin common stock” refers to the common stock, no par value per share, of Franklin; and

•	“Merger Sub” refers to Paisley Acquisition Corporation, a Tennessee corporation and a direct, wholly owned subsidiary of FB Financial.

Q:	Why am I receiving this joint proxy statement/prospectus?

A:
You are receiving this joint proxy statement/prospectus because Franklin has agreed to be acquired by FB Financial pursuant to the Agreement and Plan of Merger, dated as of January 21, 2020, by and among FB Financial, Merger Sub and Franklin (as amended from time to time, the “merger agreement”), which is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference herein. At closing, Merger Sub will merge with and into Franklin, with Franklin the surviving entity as a wholly owned subsidiary of FB Financial. Following the completion of the merger, Franklin, as the surviving entity of the merger, will merge with and into FB Financial (the “upstream merger”), with FB Financial as the surviving entity (the “combined company”). Following the completion of the upstream merger, Franklin Synergy Bank, a Tennessee state-chartered bank and wholly owned subsidiary of Franklin, will merge with and into FirstBank, a Tennessee state-chartered bank and wholly owned subsidiary of FB Financial, with FirstBank surviving the bank merger (the “bank merger”).

To complete the merger, among other things:

•	holders of FB Financial common stock must approve the issuance of FB Financial common stock to Franklin shareholders in connection with the merger (the “FB Financial share issuance proposal”); and

•	holders of Franklin common stock must approve the merger agreement (the “Franklin merger proposal”).
FB Financial is holding a special meeting of holders of FB Financial common stock (the “FB Financial special meeting”), to obtain approval of the FB Financial share issuance proposal. Holders of FB Financial common stock will also be asked to approve the proposal to adjourn the FB Financial special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, there are not sufficient votes at the time of the FB Financial special meeting to approve the FB Financial share issuance proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to holders of FB Financial common stock (the “FB Financial adjournment proposal”).

Franklin is holding a special meeting of holders of Franklin common stock (the “Franklin special meeting”) to obtain approval of the Franklin merger proposal. Holders of Franklin common stock will also be asked to approve, on an advisory (non-binding) basis, the merger-related named executive officer compensation that will or may be paid to Franklin’s named executive officers in connection with the merger (the “Franklin compensation proposal”) and to approve the proposal to adjourn the Franklin special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, there are not sufficient votes at the time of the Franklin special meeting to approve the Franklin merger proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to holders of Franklin common stock (the “Franklin adjournment proposal”).
This document is also a prospectus that is being delivered to holders of Franklin common stock because, in connection with the merger, FB Financial is offering shares of FB Financial common stock to holders of Franklin common stock.
This joint proxy statement/prospectus contains important information about the merger and the other proposals being voted on at the FB Financial and Franklin special meetings. You should read it carefully and in its entirety. The enclosed materials allow you to have your shares of common stock voted by proxy without attending your meeting. Your vote is important and we encourage you to submit your proxy as soon as possible.

Q:	What will happen in the merger?

A:
In the merger, Merger Sub will merge with and into Franklin with Franklin surviving the merger as a wholly-owned subsidiary of FB Financial. Each share of Franklin common stock issued and outstanding immediately prior to the effective time of the merger (the “effective time”) (other than certain shares held by FB Financial or Franklin) will be converted into the right to receive 0.9650 shares of FB Financial common stock (the “exchange ratio”) and $2.00 in cash (the “cash consideration”) per share of Franklin common stock (together with the shares of FB Financial, the “merger consideration”). After completion of the merger, Franklin will cease to exist, will no longer be a public company, and Franklin common stock will be delisted from the New York Stock Exchange (the “NYSE”), will be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and will cease to be publicly traded. Holders of FB Financial common stock will continue to own their existing shares of FB Financial common stock. See the information provided in the section entitled “The Merger Agreement—Structure of the Merger” beginning on page 109 and the merger agreement for more information about the merger.

Q:	When and where will each of the special meetings take place?

A:	The FB Financial special meeting will be held at 211 Commerce Street, Nashville, Tennessee 37201, on June 15, 2020 at 10:00 a.m. local time.
The Franklin special meeting will be held at the main office of Franklin Synergy Bank in the Musgrove Auditorium, which is located at 722 Columbia Avenue, Franklin, Tennessee 37064 , on June 15, 2020 at 10:00 a.m. local time.
Even if you plan to attend your respective company’s special meeting, FB Financial and Franklin recommend that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the applicable special meeting. Shares held in “street name” may be voted in person by you only if you obtain a signed legal proxy from your bank, broker, trustee or other nominee giving you the right to vote the shares.
Each of FB Financial and Franklin intends to hold its special meeting in person. However, FB Financial and Franklin are sensitive to the public health and travel concerns that shareholders of each company may have and recommendations or restrictions that public health officials may issue in light of the evolving coronavirus (COVID-19) situation. As a result, FB Financial and Franklin may impose additional procedures or limitations on meeting attendees or may decide to hold their meetings in a different location or solely by means of remote communication (i.e., a virtual-only meeting).
If either FB Financial or Franklin determines to do so, it will announce the decision in advance, and details on how to participate in our respective special meetings will be available at investors.firstbankonline.com and www.snl.com/IRW/CorporateProfile/4185772, with respect to FB Financial, or the investors relations section of www.franklinsynergybank.com or http://www.snl.com/IRW/CorporateProfile/4185772, with respect to Franklin. We recommend that you monitor these websites for updated information, including to confirm the status of the meetings before planning to attend in person.

Q:	What matters will be considered at each of the special meetings?

A:	At the FB Financial special meeting, holders of FB Financial common stock will be asked to consider and vote on the following proposals:

•	FB Financial Proposal 1 – The FB Financial share issuance proposal: Approval of the issuance of FB Financial common stock to Franklin shareholders in connection with the merger; and

•
FB Financial Proposal 2 – The FB Financial adjournment proposal:  Approval of the adjournment of the FB Financial special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, there are not sufficient votes at the time of the FB Financial special meeting to approve the FB Financial share issuance proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to holders of FB Financial common stock.

At the Franklin special meeting, holders of Franklin common stock will be asked to consider and vote on the following proposals:

•	Franklin Proposal 1 – The Franklin merger proposal: Approval of the merger agreement;

•
Franklin Proposal 2 – The Franklin compensation proposal:  Approval of, on an advisory (non-binding) basis, the merger-related named executive officer compensation that will or may be paid to Franklin’s named executive officers in connection with the merger; and

•
Franklin Proposal 3 – The Franklin adjournment proposal:  Approval of the adjournment of the Franklin special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, there are not sufficient votes at the time of the Franklin special meeting to approve the Franklin merger proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to holders of Franklin common stock.

In order to complete the merger, among other things, holders of FB Financial common stock must approve the FB Financial share issuance proposal and holders of Franklin common stock must approve the Franklin merger proposal. None of the approvals of the FB Financial adjournment proposal, the Franklin compensation proposal or the Franklin adjournment proposal are conditions to the obligations of FB Financial or Franklin to complete the merger.

Q:	What will holders of Franklin common stock receive in the merger?

A:
In the merger, holders of Franklin common stock will receive (1) 0.9650 shares of FB Financial common stock for each share of Franklin common stock held immediately prior to the completion of the merger (other than certain shares held by FB Financial or Franklin), and (2) $2.00 in cash per for each share of Franklin common stock held immediately prior to the completion of the merger (other than certain shares held by FB Financial or Franklin). FB Financial will not issue any fractional shares of FB Financial common stock in the merger. Holders of Franklin common stock who would otherwise be entitled to a fractional share of FB Financial common stock in the merger will instead receive an amount in cash (rounded to the nearest cent) determined by multiplying the average of the closing-sale prices per share of FB Financial common stock on the NYSE as reported by the Wall Street Journal for the consecutive period of five full trading days immediately preceding (but not including) the day on which the merger is completed by the fraction of a share (rounded to the nearest thousandth when expressed in decimal) of FB Financial common stock that such shareholder would otherwise be entitled to receive.

Q:	What will holders of FB Financial common stock receive in the merger?

A:
In the merger, holders of FB Financial common stock will not receive any consideration, and their shares of FB Financial common stock will remain outstanding and will constitute shares of the combined company. Following the merger, shares of FB Financial common stock will continue to be listed on the NYSE.

Q:	What percentage of the combined company will FB Financial shareholders and Franklin shareholders, respectively, own following the merger?

A:
Upon completion of the merger, FB Financial shareholders immediately prior to the effective time of the merger will own approximately 69% of the combined company and Franklin shareholders immediately prior to the effective time of the merger will own approximately 31% of the combined company.

Q:	Will the implied value of the merger consideration change between the date of this joint proxy statement/prospectus and the time the merger is completed?

A:
Yes.  Although the number of shares of FB Financial common stock that holders of Franklin common stock will receive is fixed, the implied value of the merger consideration will fluctuate between the date of this joint proxy statement/prospectus and the completion of the merger based upon the market value for FB Financial common stock. Any fluctuation in the market price of FB Financial common stock after the date of this joint proxy statement/prospectus will change the implied value of the shares of FB Financial common stock that holders of Franklin common stock will receive.

Q:	How will the merger affect Franklin equity awards?

A:	At the effective time:

•	Stock Options: Each outstanding Franklin stock option will be converted into the right to receive the merger consideration for each net share of Franklin common stock outstanding under the option.

•
Restricted Stock:  Each outstanding restricted stock award in respect of Franklin common stock will vest and be converted into the right to receive the merger consideration in respect of each share of Franklin common stock underlying the award, except that awards of restricted stock made after December 31, 2019 will convert into comparable FB Financial restricted stock awards (adjusted to reflect the value of the merger consideration).

•
Restricted Stock Unit (“RSU”) Awards:  Each outstanding RSU award in respect of Franklin common stock will vest and be converted into the right to receive the merger consideration in respect of each share of Franklin common stock underlying the award, except that RSU awards made after December 31, 2019 will convert into comparable FB Financial RSU awards (adjusted to reflect the value of the merger consideration).

Q:	What are the conditions to complete the merger?

A:
The obligations of FB Financial and Franklin to complete the merger are subject to the satisfaction or waiver of certain closing conditions contained in the merger agreement, including the receipt of required regulatory approvals, tax opinions, approval of the FB Financial share issuance proposal by FB Financial’s shareholders and the Franklin merger proposal by Franklin’s shareholders. For more information, see “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 121.

Q:	When will the merger be completed?

A:
We will complete the merger when all of the conditions to completion contained in the merger agreement are satisfied or waived, including the receipt of required regulatory approvals and approval of the approval of the FB Financial share issuance proposal by FB Financial’s shareholders and the Franklin merger proposal by Franklin’s shareholders. While we expect the merger to be completed in the third quarter of 2020, because fulfillment of some of the conditions to completion of the merger is not entirely within our control, we cannot assure you of the actual timing.

Q:	How does the FB Financial board of directors recommend that I vote at the FB Financial special meeting?

A:	The FB Financial board of directors unanimously recommends that you vote “FOR” the FB Financial share issuance proposal and “FOR” the FB Financial adjournment proposal.
Q: How does Franklin board of directors recommend that I vote at the Franklin special meeting?
A: The Franklin board of directors recommends that you vote "FOR" the Franklin merger proposal, "FOR" the Franklin compensation proposal and "FOR" the Franklin adjournment proposal.
In considering the recommendations of the Franklin board of directors, holders of Franklin common stock should be aware that Franklin directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of holders of Franklin common stock generally. For a more complete description of these interests, see the information provided in the section entitled “The Merger—Interests of Franklin’s Directors and Executive Officers in the Merger” beginning on page 99.

Q:	Who is entitled to vote at the FB Financial special meeting?

A:
The record date for the FB Financial special meeting is April 29, 2020. All holders of FB Financial common stock who held shares at the close of business on the record date for the FB Financial special meeting are entitled to receive notice of, and to vote at, the FB Financial special meeting.

Each holder of FB Financial common stock is entitled to cast one vote on each matter properly brought before the FB Financial special meeting for each share of FB Financial common stock that such holder owned of record as of the record date. As of the close of business on the record date for the FB Financial special meeting, there were [    ] outstanding shares of FB Financial common stock. Physical attendance at the special meeting is not required to vote. See below and the section entitled “The FB Financial Special Meeting—Proxies” beginning on page 50 for instructions on how to vote your shares without attending the FB Financial special meeting.

Q:	Who is entitled to vote at the Franklin special meeting?

A:
The record date for the Franklin special meeting is April 27, 2020. All holders of Franklin common stock who held shares at the close of business on the record date for the Franklin special meeting are entitled to receive notice of, and to vote at, the Franklin special meeting.

Each holder of Franklin common stock is entitled to cast one vote on each matter properly brought before the Franklin special meeting for each share of Franklin common stock that such holder owned of record as of the record date. As of the close of business on the record date for the Franklin special meeting, there were [    ] outstanding shares of Franklin common stock. Physical attendance at the special meeting is not required to vote. See below and the section entitled “The Franklin Special Meeting—Proxies” beginning on page 56 for instructions on how to vote your shares without attending the Franklin special meeting.

Q:	What constitutes a quorum for the FB Financial special meeting?

A:
Holders of a majority of the shares of FB Financial common stock entitled to vote at the FB Financial special meeting, present in person or represented by proxy, will be necessary to constitute a quorum for the transaction of business at the FB Financial special meeting. If you fail to attend, or vote in person at, the FB Financial special meeting, fail to submit a proxy at the FB Financial special meeting, or fail to instruct your bank, broker, trustee or other nominee how to vote, your shares of FB Financial common stock will not be counted towards a quorum. Abstentions are considered present for purposes of establishing a quorum.

Q:	What constitutes a quorum for the Franklin special meeting?

A:
Holders of a majority of the shares of Franklin common stock issued and outstanding and entitled to vote at the Franklin special meeting, present in person or represented by proxy, will be necessary to constitute a quorum for the transaction of business at the Franklin special meeting. If you fail to attend, or vote in person at, the Franklin special meeting, fail to submit a proxy at the Franklin special meeting, or fail to instruct your bank, broker, trustee or other nominee how to vote, your shares of Franklin common stock will not be counted towards a quorum. Abstentions are considered present for purposes of establishing a quorum.

Q:	If my shares of common stock are held in “street name” by my broker, will my broker vote my shares for me?

A:
If you hold your shares in a stock brokerage account or if your shares are held by a bank, broker, trustee or other nominee (that is, in “street name”), please follow the voting instructions provided by your broker, bank, trustee or other nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to FB Financial or Franklin or by voting in person at either special meeting unless you provide a “legal proxy,” which you must obtain from your bank, broker, trustee or other nominee. Further, brokers who hold shares of FB Financial or Franklin common stock may not vote your shares on any of the FB Financial proposals or any of the Franklin proposals without specific instructions from you.

Q:	What vote is required for the approval of each proposal at the FB Financial special meeting?

A:
FB Financial Proposal 1 – FB Financial share issuance proposal:  Approval of the FB Financial share issuance proposal requires the affirmative vote of a majority of the votes cast by the holders of FB Financial common stock represented in person or by proxy at the FB Financial special meeting. Accordingly, an abstention or a broker non-vote or other failure to vote will have no effect on the outcome of the FB Financial share issuance proposal.

FB Financial Proposal 2 – FB Financial adjournment proposal:  Approval of the FB Financial adjournment proposal requires the affirmative vote of a majority of the votes cast by the holders of FB Financial common stock represented in person or by proxy at the FB Financial special meeting. Accordingly, an abstention or a broker non-vote or other failure to vote will have no effect on the outcome of the FB Financial adjournment proposal.

Q:	What vote is required for the approval of each proposal at the Franklin special meeting?

A:
Franklin Proposal 1 – Franklin merger proposal:  Approval of the Franklin merger proposal requires the affirmative vote of a majority of the outstanding shares of Franklin common stock entitled to vote on the merger agreement. Accordingly, an abstention, broker non-vote or other failure to vote will have the same effect as a vote “AGAINST” the Franklin merger proposal.

Franklin Proposal 2 – Franklin compensation proposal:  Approval of the Franklin compensation proposal requires the affirmative vote of a majority of the shares of Franklin common stock represented in person or by proxy at the Franklin special meeting. Accordingly, an abstention will have the same effect as a vote “AGAINST” the Franklin compensation proposal. Failures to vote and broker non-votes will have no effect on the outcome of the Franklin compensation proposal.
Franklin Proposal 3 – Franklin adjournment proposal: Approval of the Franklin adjournment proposal requires the affirmative vote of a majority of the shares of Franklin common stock represented in person or by proxy at the Franklin special meeting. Accordingly, an abstention will have the same effect as a vote “AGAINST” the Franklin adjournment proposal. Failures to vote and broker non-votes will have no effect on the outcome of the Franklin adjournment proposal.

Q:	Why am I being asked to consider and vote on the Franklin compensation proposal?

A:
Under Securities and Exchange Commission (“SEC”) rules, Franklin is required to seek a non-binding, advisory vote with respect to the compensation that may be paid or become payable to Franklin’s named executive officers that is based on or otherwise relates to the merger, or “golden parachute” compensation.

Q:	What happens if holders of Franklin common stock do not approve, by non-binding, advisory vote, the Franklin compensation proposal?

A:
The vote on the proposal to approve the merger-related compensation arrangements for each of Franklin’s named executive officers is separate and apart from the votes to approve the other proposals being presented at the Franklin special meeting. Because the vote on the proposal to approve the merger-related executive compensation is advisory in nature only, it will not be binding upon FB Financial, Franklin, or the combined company in the merger. Accordingly, the merger-related compensation will be paid to Franklin named executive officers to the extent payable in accordance with the terms of their compensation agreements and arrangements even if the holders of Franklin common stock do not approve the proposal to approve the mergerrelated executive compensation.

Q:	What if I hold shares in both FB Financial and Franklin?

A:
If you hold shares of both FB Financial common stock and Franklin common stock, you will receive two separate packages of proxy materials. A vote cast as a holder of FB Financial common stock will not count as a vote cast as a holder of Franklin common stock, and a vote cast as a holder of Franklin common stock will not count as a vote cast as a holder of FB Financial common stock. Therefore, please submit separate proxies for your shares of FB Financial common stock and your shares of Franklin common stock.

Q:	What will happen if I return my proxy card without indicating how to vote?

A:
If you sign and return your proxy card without indicating how to vote on any particular proposal, the shares of FB Financial common stock represented by your proxy will be voted as recommended by the FB Financial board of directors with respect to such proposals or the shares of Franklin common stock represented by your proxy will be voted as recommended by the Franklin board of directors with respect to such proposals, as the case may be.

Q:	How can I vote my shares in person at my respective special meeting?

A:
Record Holders.  Shares held directly in your name as the holder of record of FB Financial common stock or Franklin common stock may be voted in person at the FB Financial special meeting or the Franklin special meeting, as applicable. If you choose to vote your shares in person at the respective special meeting, please bring your enclosed proxy card and proof of identification.

Shares in “street name.”  Shares held in a brokerage or other account in “street name” may be voted in person by you only if you obtain a signed legal proxy from your bank, broker, trustee or other nominee giving you the right to vote the shares. If you choose to vote your shares in street name in person at the FB Financial special meeting or the Franklin special meeting, as applicable, please bring that signed legal proxy along with proof of identification.
Even if you plan to attend the FB Financial special meeting or the Franklin special meeting, as applicable, FB Financial and Franklin recommend that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the respective special meeting.
Additional information on attending the special meetings can be found under the section entitled “The FB Financial Special Meeting” on page 48 and under the section entitled “The Franklin Special Meeting” on page 54.

Q:	How can I vote my shares without attending my respective special meeting?

A:
Whether you hold your shares directly as the holder of record of FB Financial common stock or Franklin common stock or beneficially in “street name,” you may direct your vote by proxy without attending the FB Financial special meeting or the Franklin special meeting, as applicable.

If you are a record holder of FB Financial common stock or Franklin common stock, you can vote by proxy over the internet, by telephone or by mail by following the instructions provided in the enclosed proxy card. Please note that if you hold shares beneficially in “street name,” you should follow the voting instructions provided by your bank, broker, trustee or other nominee.
If you intend to submit your proxy by telephone or via the internet, you must do so by 11:00pm, central time, on June 14, 2020 on the day before your respective company’s special meeting. If you intend to submit your proxy by mail, your completed proxy card must be received prior to your respective company’s special meeting.
Additional information on voting procedures can be found under the section entitled “The FB Financial Special Meeting” on page 48 and under the section entitled “The Franklin Special Meeting” on page 54.

Q:	What should I do now?

A:
After carefully reading and considering the information contained or incorporated by reference in this joint proxy statement/prospectus, please vote as soon as possible. If you hold shares of FB Financial common stock or Franklin common stock as a holder of record, please respond by completing, signing and dating the accompanying proxy card and returning it in the enclosed postage-paid envelope, or by submitting your proxy by telephone or through the internet, as soon as possible so that your shares may be represented at your meeting. Please note that if you hold shares beneficially in “street name,” you should follow the voting instructions provided by your bank, broker, trustee or other nominee.

Q:	Can I change my vote after I have delivered my proxy or voting instruction card?

A:	Yes. You can change your vote at any time before your proxy is voted at your meeting. You can do this by:

•	submitting a written statement that you would like to revoke your proxy to the corporate secretary of FB Financial or Franklin, as applicable;

•	signing and returning a proxy card with a later date;

•	attending the special meeting in person, notifying the corporate secretary and voting by ballot at the special meeting; or

•	voting by telephone or the internet at a later time.
Please note that your attendance at the special meeting will not, by itself, revoke your proxy. If your shares are held by a broker, bank, trustee or other nominee, you should contact your broker, bank, trustee or other nominee to change your vote.

Q:	Will Franklin be required to submit the Franklin merger proposal to its shareholders even if the Franklin board of directors has withdrawn, modified or qualified its recommendation?

A:
Yes.  Unless the merger agreement is terminated before the Franklin special meeting, Franklin is required to submit the Franklin merger proposal to its shareholders even if the Franklin board of directors has withdrawn or modified its recommendation.

Q:	Are holders of FB Financial common stock entitled to appraisal or dissenters’ rights?

A:	No. Holders of FB Financial common stock are not entitled to appraisal or dissenters’ rights under the Tennessee Business Corporation Act.

Q:	Are holders of Franklin common stock entitled to appraisal or dissenters’ rights?

A:	No. Holders of Franklin common stock are not entitled to appraisal or dissenters’ rights under Tennessee Business Corporation Act.

Q:	What are the U.S. federal income tax consequences of the merger to Franklin common shareholders?

A:
The merger and the upstream merger, taken together, are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which we refer as the “Code,” and it is a condition to the respective obligations of FB Financial and Franklin to complete the merger that each of FB Financial and Franklin receives a legal opinion to that effect. Accordingly, a Franklin common shareholder generally will recognize gain, but not loss, in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the FB Financial common stock received pursuant to the merger over that holder’s adjusted tax basis in its shares of Franklin common stock surrendered) and (2) the amount of cash received pursuant to the merger. Further, a Franklin common shareholder generally will recognize gain or loss with respect to cash received instead of fractional shares of FB Financial common stock that the Franklin common shareholder would otherwise be entitled to receive. For further information, please refer to “Material U.S. Federal Income Tax Consequences of the Mergers” beginning on page 126.

The United States federal income tax consequences described above may not apply to all holders of Franklin common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.

Q:
Are there any risks that I should consider in deciding whether to vote for the approval of the FB Financial share issuance proposal or the approval of the Franklin merger proposal, or the other proposals to be considered at the FB Financial special meeting and the Franklin special meeting, respectively?

A:
Yes.  You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 40. You also should read and carefully consider the risk factors of FB Financial and Franklin contained in the documents that are incorporated by reference into this joint proxy statement/prospectus.

Q:	What happens if the merger is not completed?

A:
If the merger is not completed, holders of Franklin common stock will not receive any merger consideration for their shares in connection with the merger. Instead, Franklin will remain an independent company. In addition, if the merger agreement is terminated in certain circumstances, Franklin or FB Financial may be required to pay a termination fee. See the section of this joint proxy statement/prospectus entitled “The Merger Agreement —Termination Fee” beginning on page 123 for a discussion of the circumstances under which the termination fee will be required to be paid.

Q:	What happens if I sell my shares after the applicable record date but before the relevant company’s special meeting?

A:
Each of the FB Financial record date and the Franklin record date is earlier than the date of the FB Financial special meeting or the Franklin special meeting, as applicable, and earlier than the date that the merger is expected to be completed. If you sell or otherwise transfer your shares of FB Financial common stock or Franklin common stock, as applicable, after the applicable record date but before the date of the applicable special meeting, you will retain your right to vote at such special meeting (provided that such shares remain outstanding on the date of such special meeting), but, with respect to Franklin common stock, you will not have the right to receive the merger consideration to be received by Franklin’s shareholders in connection with the merger. In order to receive the merger consideration, you must hold your shares of Franklin common stock through completion of the merger.

Q:	If I am a Franklin shareholder, should I send in my stock certificates now?

A:
No.  Please do not send in your Franklin stock certificates with your proxy. After the merger is completed, an exchange agent selected by FB Financial that is reasonably acceptable to Franklin (the “exchange agent”) will send you instructions for exchanging Franklin stock certificates for the consideration to be received in the merger. See the section entitled “The Merger Agreement—Conversion of Shares” beginning on page 111.

Q:	What should I do if I receive more than one set of voting materials for the same special meeting?

A:
If you hold shares of FB Financial common stock or Franklin common stock in “street name” and also directly in your name as a holder of record or otherwise or if you hold shares of FB Financial common stock or Franklin common stock in more than one brokerage account, you may receive more than one set of voting materials relating to the same special meeting.

Record Holders.  For shares held directly, please complete, sign, date and return each proxy card (or cast your vote by telephone or internet as provided on each proxy card) or otherwise follow the voting instructions provided in this joint proxy statement/prospectus in order to ensure that all of your shares of FB Financial common stock or Franklin common stock are voted.
Shares in “street name.”  For shares held in “street name” through a bank, broker, trustee or other nominee, you should follow the procedures provided by your bank, broker, trustee or other nominee to vote your shares.

Q:	Who can help answer my questions?

A:
FB Financial shareholders:  If you have any questions about the merger or how to submit your proxy or voting instruction card, or if you need additional copies of this document or the enclosed proxy card or voting instruction card, you should contact FB Financial’s Investor Relations Department at (615) 564-1212.

Franklin shareholders:   If you have any questions about the merger or how to submit your proxy or voting instruction card, or if you need additional copies of this document or the enclosed proxy card or voting instruction card, you should contact Franklin's Investor Relations Department at (615) 236-2265 or Franklin’s

proxy solicitor, OKAPI Partners, at the following address or phone number: 1212 Avenue of the Americas, New York, New York 10036 or (855) 208-8901.

SUMMARY
This summary highlights selected information in this joint proxy statement/prospectus and may not contain all of the information that is important to you. You should carefully read this entire joint proxy statement/prospectus and the other documents we refer you to for a more complete understanding of the matters being considered at the special meetings. In addition, we incorporate by reference important business and financial information about FB Financial and Franklin into this joint proxy statement/prospectus. You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 139 of this joint proxy statement/prospectus.
The Parties to the Merger (pages 61 and 62)
FB Financial Corporation
211 Commerce Street, Suite 300
Nashville, Tennessee 37201
(615) 564-1212
FB Financial Corporation is a bank holding company, headquartered in Nashville, Tennessee. Our wholly owned bank subsidiary, FirstBank, is the third largest Tennessee-headquartered bank, based on total assets. FirstBank provides a comprehensive suite of commercial and consumer banking services to clients in select markets primarily in Tennessee, North Alabama and North Georgia. As of December 31, 2019, our footprint included 68 full-service bank branches and eight other banking locations serving the metropolitan markets of Nashville, Chattanooga, Knoxville, Memphis, Tennessee and Jackson and Huntsville, Alabama in addition to 12 community markets. On February 14, 2020, we closed on our acquisition of FNB Financial Corp. and its wholly owned subsidiary, Farmers National Bank of Scottsville, adding five full service banking locations and expanding our footprint into Kentucky. The Company also provides mortgage banking services utilizing its bank branch network and mortgage banking offices strategically located throughout the southeastern United States in addition to its national internet delivery channel.
The principal executive office of FB Financial Corporation and FirstBank is located at 211 Commerce Street, Suite 300, Nashville, Tennessee 37201, and the telephone number is (615) 564-1212.
FB Financial’s common stock is traded on the NYSE under the symbol “FBK.”
Paisley Acquisition Corporation
c/o FB Financial Corporation
211 Commerce Street, Suite 300
Nashville, Tennessee 37201
(615) 564-1212
Paisley Acquisition Corporation, which we refer to as Merger Sub, is a Tennessee corporation and directly, wholly owned subsidiary of FB Financial formed solely for the purpose of facilitating the merger of Merger Sub and Franklin. Merger Sub has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the transactions contemplated by the merger agreement. By operation of the merger, Merger Sub will be merged with and into Franklin, with Franklin surviving such merger as a wholly owned subsidiary of FB Financial.
Franklin Financial Network, Inc.
722 Columbia Avenue
Franklin, Tennessee 37064
(615) 236-2265
Franklin Financial Network Inc. is a Tennessee corporation registered as a financial holding company under the Bank Holding Company Act of 1956, as amended. Franklin engages in a general banking business through its subsidiary, Franklin Synergy Bank, a Tennessee state bank, which commenced operations on November 5, 2007. The executive offices of Franklin and Franklin Synergy Bank are located in Franklin, Tennessee. Franklin Synergy Bank has seven offices in Williamson County and five offices in Rutherford County. Franklin Synergy Bank provides deposit and loan products, treasury management, wealth management, trust and financial planning services for consumers and businesses.
The principal executive office of Franklin and Franklin Synergy Bank are located at 722 Columbia Avenue, Franklin, Tennessee 37064, and the telephone number is (615) 236-2265.
Franklin’s common stock is traded on the NYSE under the symbol “FSB.”
The Merger and the Merger Agreement (pages 64 and 109)
The terms and conditions of the merger are contained in the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus. You are encouraged to read the merger agreement carefully and in its entirety, as it is the primary legal document that governs the merger.
Subject to the terms and conditions of the merger agreement, at the completion of the merger, Merger Sub will merge with and into Franklin, with Franklin as the surviving corporation. Following the completion of the merger, Franklin will merge with and into FB Financial, with FB Financial as the surviving corporation. Following completion of the upstream merger, Franklin Synergy Bank, a Tennessee state-chartered bank and wholly owned subsidiary of Franklin, will merge with an into FirstBank, a Tennessee state-chartered bank and a wholly owned subsidiary of FB Financial.
Merger Consideration (page 110)
In the merger, each share of Franklin common stock issued and outstanding immediately prior to the effective time (other than certain shares held by FB Financial or Franklin) will be converted into the right to receive $2.00 in cash and 0.9650 shares of FB Financial common stock. No fractional shares of FB Financial common stock will be issued in connection with the merger, and holders of Franklin common stock will be entitled to receive cash in lieu thereof.
FB Financial common stock is listed on the NYSE under the symbol “FBK,” and Franklin common stock is listed on the NYSE under the symbol “FSB.” The following table shows the closing sale prices of FB Financial common stock and Franklin common stock as reported on the NYSE on January 21, 2020, the last full trading day before the public announcement of the merger agreement, and on April 28, 2020, the last practicable trading day before the date of this joint proxy statement/prospectus. This table also shows the implied value of the merger consideration to be issued in exchange for each share of Franklin common stock, which was calculated by multiplying the closing price of FB Financial’s common stock on those dates by the exchange ratio of 0.9650 and adding $2.00 per share.

	FB Financial Common Stock	Franklin Common Stock	Implied Value of One Share of Franklin Common Stock
January 21, 2020	$38.23	$34.15	$38.89
April 28, 2020	$22.16	$23.51	$23.38
For more information on the exchange ratio, see the section entitled “The Merger—Terms of the Merger” beginning on page 64 and the section entitled “The Merger Agreement—Merger Consideration” beginning on page 110.

Treatment of Franklin Equity Awards (page 110)
At the effective time

•
each outstanding option to purchase Franklin shares, whether vested or unvested, will automatically convert into the right to receive the merger consideration in respect of each net share underlying such option. The merger agreement defines “net shares” as the number of shares determined by dividing (1) the excess of the per share cash equivalent consideration, if any, over the per share exercise price of the option multiplied by the number of shares of Franklin common stock subject to the option, by (2) the per share cash equivalent consideration. The merger agreement defines the “per share cash equivalent consideration” as the sum of (1) $2.00 plus (2) 0.9650 multiplied by the average of the closing-sale prices of FB Financial common stock on the NYSE as reported by the Wall Street Journal for the five trading days ending on the trading day preceding the closing date;

•
each restricted stock award and each RSU award in respect of Franklin common stock, that was outstanding on December 31, 2019 and is outstanding at the effective time, will automatically fully vest, be cancelled and convert into the right to receive the merger consideration in respect of each share of Franklin common stock underlying such award; and

•
each Franklin restricted stock award and Franklin RSU award granted on or after December 31, 2019 and that is outstanding at the effective time will automatically be converted into a restricted stock award or RSU award of FB Financial, except that the number of shares of FB Financial common stock available in the awards will equal to the number of shares of Franklin common stock available under the awards multiplied by the stock award exchange ratio. The stock award exchange ratio is equal to (1) $2.00 divided by the average of the closing-sale prices of FB Financial common stock on the NYSE as reported by the Wall Street Journal for the five trading days ending on the trading day preceding the closing date, plus (2) 0.9650.

Material U.S. Federal Income Tax Consequences of the Merger (page 126)
The merger and the upstream merger, taken together, are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and it is a condition to the respective obligations of FB Financial and Franklin to complete the merger that each of FB Financial and Franklin receives a legal opinion to that effect. Accordingly, a Franklin common shareholder generally will recognize gain, but not loss, in an amount equal to the lesser of (1) the amount of gain realized ( i.e. , the excess of the sum of the amount of cash and the fair market value of the FB Financial common stock received pursuant to the merger over that holder’s adjusted tax basis in its shares of Franklin common stock surrendered) and (2) the amount of cash received pursuant to the merger. Further, a Franklin common shareholder generally will recognize gain or loss with respect to cash received instead of fractional shares of FB Financial common stock that the Franklin common shareholder would otherwise be entitled to receive. For further information, please refer to “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 126.

The United States federal income tax consequences described above may not apply to all holders of Franklin common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.
Interests of Franklin’s Directors and Executive Officers in the Merger (page 99)
Franklin common shareholders should be aware that Franklin’s directors and executive officers have interests in the merger that are different from, or in addition to, interests of Franklin common shareholders generally. These interests include, among others, the treatment of outstanding Franklin equity awards pursuant to the merger agreement, certain potential payments and benefits payable under change in control termination, severance and non-competition agreements with certain executive officers and Franklin, certain potential payments and benefits following the closing under employment arrangements agreed to between certain executive officers and FB Financial, and rights to ongoing indemnification and insurance coverage by FB Financial for acts or omissions occurring prior to the merger. The Franklin board of directors was aware of and considered those interests, among other matters, in reaching its decisions to approve the merger agreement and the transactions contemplated thereby and to recommend the approval of the merger agreement to Franklin common shareholders. For a more complete description of these interests, see “The Merger—Interests of Franklin’s Directors and Executive Officers in the Merger” beginning on page 99.
FB Financial Reasons for the Merger; Recommendation of FB Financial’s Board of Directors (page 87)
The FB Financial board of directors has determined that the merger, the merger agreement, the share issuance and the transactions contemplated by the merger agreement are advisable and in the best interests of FB Financial and its shareholders and has unanimously adopted and approved the merger agreement, the merger and the other transactions contemplated by the merger agreement. The FB Financial board of directors unanimously recommends that holders of FB Financial common stock vote “FOR” the approval of the share issuance of FB Financial common stock to Franklin shareholders in connection with the merger and “FOR” the other proposals presented at the FB Financial’s special meeting. For a more detailed discussion of the FB Financial board of directors’ recommendation, see the section entitled “The Merger—FB Financial’s Reasons for the Merger; Recommendation of FB Financial’s Board of Directors” beginning on page 87.
Franklin’s Reasons for the Merger; Recommendation of Franklin’s Board of Directors (page 71)
The Franklin board of directors has determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Franklin and its shareholders and has unanimously approved and adopted the merger agreement, the merger and the other transactions contemplated by the merger agreement. The Franklin board of directors unanimously recommends that holders of Franklin common stock vote “FOR” the approval of the merger agreement and “FOR” the other proposals presented at the Franklin special meeting. For a more detailed discussion of the Franklin board of directors’ recommendation, see the section entitled “The Merger—Franklin’s Reasons for the Merger; Recommendation of Franklin’s Board of Directors” beginning on page 71.
Opinion of FB Financial’s Financial Advisor (page 90)
At the meeting of the board of directors of FB Financial on January 17, 2020, J.P. Morgan Securities LLC (“J.P. Morgan”) rendered its oral opinion to the board of directors of FB Financial that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the merger consideration to be paid by FB Financial in the proposed merger was fair, from a financial point of view, to FB Financial. The oral opinion was subsequently confirmed in writing by delivery of J.P. Morgan’s written opinion dated January 21, 2020.
The full text of the written opinion of J.P. Morgan, dated January 21, 2020, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex B to this joint proxy statement/prospectus and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. FB Financial’s stockholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion was addressed to the board of directors of FB Financial (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed merger, was directed only to the merger consideration in the merger, and did not address any other aspect of the merger. J.P. Morgan expressed no opinion as to the fairness of the merger consideration to the holders of any class of securities, creditors or other constituencies of FB Financial or as to the underlying decision by FB Financial to engage in the proposed merger. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The summary of the opinion of J.P. Morgan set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. The opinion does not constitute a recommendation to any stockholder of FB Financial as to how such stockholder should vote with respect to the proposed merger or any other matter.
For more information, see the section entitled “The Merger—Opinion of FB Financial’s Financial Advisor” beginning on page 90 and the copy of the J.P. Morgan opinion attached as Annex B .
Opinion of Franklin’s Financial Advisor (page 75)
Franklin retained Evercore Group L.L.C. (“Evercore”) to act as its financial advisor in connection with the Franklin board of directors’ evaluation of strategic and financial alternatives, including the merger. As part of this engagement, Franklin requested that Evercore evaluate the fairness, from a financial point of view, of the merger consideration to be received by the holders of Franklin common stock in the merger consisting of 0.9650 shares of FB Financial common stock and $2.00 in cash per share of Franklin common stock. At a meeting of the Franklin board of directors held on January 21, 2020, Evercore rendered to the Franklin board of directors its opinion to the effect that, as of that date and based upon and subject to the assumptions, limitations, qualifications and conditions described in Evercore’s opinion, the merger consideration to be received by the holders of Franklin common stock in the merger was fair, from a financial point of view, to such holders.
The full text of the written opinion of Evercore, dated January 21, 2020, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken in rendering its opinion, is attached as Annex C to this joint proxy statement/prospectus and is incorporated herein by reference. Franklin encourages you to read this opinion carefully and in its entirety. Evercore’s opinion was addressed to, and provided for the information and benefit of, the Franklin board of directors (in its capacity as such) in connection with its evaluation of the proposed merger. The opinion does not constitute a recommendation to the Franklin board of directors or to any other persons in respect of the merger, including as to how any holder of shares of Franklin common stock should vote or act in respect of the merger. Evercore’s opinion does not address the relative merits of the merger as compared to other business or financial strategies that might be available to Franklin, nor does it address the underlying business decision of Franklin to engage in the merger or the upstream merger.
Appraisal or Dissenters’ Rights in the Merger (page 108)
None.
Governance of the Combined Company After the Merger (page 105)
Board of Directors
On or prior to the effective date, FB Financial’s board of directors will increase the size of the board by three directors and appoint three current directors of Franklin selected by FB Financial in consultation with Franklin to fill the vacancies. Likewise, the board of FirstBank, a Tennessee state-chartered bank and wholly owned subsidiary of FB Financial, will increase its board by three directors and appoint the same Franklin directors appointed to FB Financial’s board to the FirstBank board. At least one of the former Franklin directors will be appointed to each of the Audit, Compensation and Nominating and Corporate Governance Committees of the FB Financial board.

Headquarters and After the Merger
As soon as reasonably practical after the effective time, FB Financial will establish the centralized operations center and mortgage headquarters of the combined company at Franklin’s current headquarters in Franklin, Tennessee.
Regulatory Approvals (page 106)
Subject to the terms of the merger agreement, FB Financial and Franklin have agreed to cooperate with each other and use reasonable best efforts to promptly prepare and file all documentation to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement (including the merger, the upstream merger and the bank merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such governmental entities. These approvals include, among others, the approval of the Federal Reserve Board, the Federal Deposit Insurance Corporation (the “FDIC”) and the Tennessee Department of Financial Institutions (the “TDFI”).
Although neither FB Financial nor Franklin knows of any reason why it cannot obtain these regulatory approvals in a timely manner, FB Financial and Franklin cannot be certain when or if they will be obtained, or that the granting of these regulatory approvals will not involve the imposition of conditions on the completion of the merger or the bank merger.
Expected Timing of the Merger
FB Financial and Franklin expect the merger to close in the third quarter of 2020. However, neither FB Financial nor Franklin can predict the actual date on which the merger will be completed, or if the merger will be completed at all, because completion is subject to conditions and factors outside the control of both companies. FB Financial and Franklin must first obtain the approval of holders of FB Financial common stock for the FB Financial share issuance and holders of Franklin common stock for the merger, as well as obtain necessary regulatory approvals and satisfy certain other closing conditions.
Conditions to Completion of the Merger (page 121)
As more fully described in this joint proxy statement/prospectus and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include:

•
approval of the issuance of FB Financial common stock to shareholders of Franklin in connection with the merger by the shareholders of FB Financial and approval of the merger agreement by the shareholders of Franklin;

•	authorization for listing on the NYSE, subject to official notice of issuance, of the shares of FB Financial common stock to be issued in the merger;

•
all regulatory authorizations, consents, orders and approvals from the Federal Reserve Board, the FDIC and the TDFI and such other approvals the failure of which to be obtained would reasonably be expected to have, individually or in the aggregate, a material adverse effect (the “requisite regulatory approvals”) having been obtained and remaining in full force and effect, and all statutory waiting periods in respect thereof having expired or been terminated, without the imposition of any materially burdensome regulatory condition (as that concept is defined in the merger agreement);

•
effectiveness of the registration statement of which this joint proxy statement/prospectus is a part, and the absence of any stop order suspending the effectiveness of the registration statement, or proceedings for such purpose initiated or threatened by the SEC and not withdrawn;

•
no order, injunction or decree issued by any court or governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the merger or the other transactions contemplated by the merger agreement shall be in effect, and no statute, rule, regulation, order or decree shall have been executed, entered, promulgated or in force by any governmental entity that prohibits or makes illegal the completion of the merger or the other transactions contemplated by the merger agreement;

•	subject to materiality standards provided in the merger agreement, the accuracy of the representations and warranties of FB Financial and Franklin in the merger agreement;

•	performance in all material respects by each of FB Financial and Franklin of their respective obligations under the merger agreement; and

•	receipt by each of FB Financial and Franklin of an opinion from counsel as to certain tax matters.
Agreement Not to Solicit Other Offers (page 120)
Under the terms of the merger agreement, Franklin has agreed not to initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to, or engage or participate in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have or participate in any discussions with any person relating to, or enter into any binding acquisition agreement, merger agreement or other definitive transaction agreement (other than a confidentiality agreement described in this paragraph) relating to, any acquisition proposal. Notwithstanding these restrictions, the merger agreement provides that, under specified circumstances, in response to an unsolicited bona fide written acquisition proposal which, in the good faith judgment of the Franklin board of directors (after receiving the advice of its outside counsel and financial advisors), is or is more likely than not to result in a proposal which is superior to the merger with FB Financial, Franklin may furnish nonpublic information or data regarding Franklin and participate in discussions or negotiations with such third party to the extent that the Franklin board of directors determines in good faith (after receiving the advice of its outside counsel and financial advisors) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law, provided, further, that prior to providing any such nonpublic information or data, Franklin will have entered into a confidentiality agreement with such third party on terms, in all material respects, no less favorable to it than the confidentiality agreement between Franklin and FB Financial.
Termination of the Merger Agreement (page 122)
The merger agreement may be terminated at any time prior to the effective time, whether before or after the receipt of the requisite FB Financial shareholder vote or the requisite Franklin shareholder vote, in the following circumstances:

•	by mutual written consent of FB Financial and Franklin;

•
by either FB Financial or Franklin if any governmental entity that must grant a requisite regulatory approval has denied approval of the merger or the bank merger and such denial has become final and nonappealable or any governmental entity of competent jurisdiction shall have issued a final nonappealable law or order permanently enjoining or otherwise prohibiting or making illegal the consummation of the merger or the bank merger, unless the failure to obtain a requisite regulatory approval shall be due to the failure of the party seeking to terminate the merger agreement to perform or observe the covenants and agreements of such party set forth in the merger agreement;

•
by either FB Financial or Franklin if the merger shall not have been consummated on or before January 21, 2021 (the “termination end date”), unless the failure of the closing to occur by such date shall be due to the failure of the party seeking to terminate the merger agreement to perform or observe the covenants and agreements of such party set forth in the merger agreement;

•
by either FB Financial or Franklin (1) if the Franklin vote is not obtained at the Franklin special meeting, or (2) if the FB Financial vote is not obtained at the FB Financial special meeting; provided, that no party may terminate the merger agreement because of the failure to obtain a vote if such party has breached in any material respect any of its obligations under the merger agreement, in each case in a manner that caused the failure to obtain the requisite vote;

•
by either FB Financial or Franklin if the other party has materially breached or failed to perform any representations, warranties, covenants or agreements contained in the merger agreement and such breach or failure (1) would result in the failure of specified conditions to closing and (2) is not cured within 45 days following receipt by the breaching party of notice by the other party of such breach or failure by its nature or timing cannot be cured during such period;

•
by FB Financial prior to such time as the Franklin vote is obtained, if (1) Franklin’s board of directors has (A) failed to recommend in the joint proxy statement that Franklin’s shareholders approve the merger agreement, or withdrawn, modified or qualified such recommendation in a manner adverse to FB Financial, or publicly disclosed that it intends to do so, or failed to recommend against acceptance of a tender offer or exchange offer constituting an acquisition proposal that has been publicly disclosed within ten business days after the commencement of such tender or exchange offer, in any such case whether or not permitted by the terms of the merger agreement or (B) recommended or endorsed an acquisition proposal or publicly disclosed its intention to do so, or failed to issue a press release announcing its unqualified opposition to such acquisition proposal within ten business days after an acquisition proposal is publicly announced, or (2) Franklin or its board of directors has breached its obligations under the merger agreement as to obtaining its shareholders approval and soliciting acquisition proposals in any material respect; or

•
by Franklin prior to such time as FB Financial vote is obtained, if (1) FB Financial’s board of directors has failed to recommend in the joint proxy statement that the FB Financial shareholders approve the merger agreement, or withdrawn, modified or qualified such recommendation in a manner adverse to Franklin, or publicly disclosed that it intends to do so or (2) FB Financial or its board of directors has breached its obligations under the merger agreement relating to obtaining its shareholders approval in any material respect.

Termination Fee (page 123)
If the merger agreement is terminated by either FB Financial or Franklin under certain circumstances, including circumstances involving alternative acquisition proposals and changes in the recommendation of its board, FB Financial or Franklin may be required to pay a termination fee to the other party of $21.4 million.
Amendment, Waiver and Extension of the Merger Agreement (page 124)
FB Financial and Franklin may jointly amend the merger agreement, and each of FB Financial and Franklin may waive its right to require the other party to comply with particular provisions of the merger agreement. However, FB Financial and Franklin may not amend the merger agreement or waive their respective rights after the FB Financial shareholders have approved the FB Financial share issuance proposal or the Franklin shareholders have adopted the Franklin merger proposal if the amendment or waiver would legally require further approval by the FB Financial shareholders or the Franklin shareholders, as applicable, without first obtaining such further approval.
For more information, see “The Merger Agreement—Amendment, Waiver and Extension of the Merger Agreement” beginning on page 124.
Voting Agreements (page 124)
Mr. James W. Ayers, FB Financial’s Executive Chairman and largest shareholders, has entered into a voting agreement with Franklin, solely in his capacity as a shareholder of FB Financial, pursuant to which he has agreed, among other things, to vote in favor of the FB Financial share issuance proposal and the FB Financial adjournment proposal, as well as certain other customary restrictions with respect to the transfer and voting of his shares of FB Financial common stock. As of the record date for the FB Financial special meeting, Mr. James W. Ayers owned and was entitled to vote approximately [    ] shares of FB Financial common stock, representing approximately [    ] percent ([    ]%) of the shares of FB Financial common stock outstanding on that date.
Additionally, each member of Franklin’s board of directors has entered into similar voting agreements. As of the record date for the Franklin special meeting, the directors collectively owned and were entitled to vote approximately [    ] shares of Franklin common stock, representing approximately [    ] percent ([    ]%) of the shares of Franklin common stock outstanding on that date.
Accounting Treatment (page 106)
The merger will be accounted by utilizing the acquisition accounting method in accordance with United States generally accepted accounting principles.
The Rights of Holders of Franklin Common Stock Will Change as a Result of the Merger (page 131)
The rights of holders of Franklin common stock are governed by Tennessee law and by the charter and bylaws of Franklin. In the merger, holders of Franklin common stock will become holders of common stock of FB Financial, and their rights will be governed by Tennessee law and the charter and bylaws of FB Financial. Holders of Franklin common stock will have different rights once they become holders of common stock of FB Financial due to differences between the Franklin governing documents, on the one hand, and the FB Financial governing documents, on the other hand. These differences are described in more detail under the section entitled “Comparison of Shareholders’ Rights” beginning on page 131.
Listing of FB Financial Common Stock; Delisting and Deregistration of Franklin Common Stock (page 108)
The shares of FB Financial common stock to be issued in the merger will be listed for trading on the NYSE. Following the merger, shares of FB Financial common stock will continue to be listed on the NYSE. In addition, following the merger, Franklin common stock will be delisted from the NYSE and deregistered under the Exchange Act.
The FB Financial Special Meeting (page 48)
The FB Financial special meeting will be held at 211 Commerce Street, Nashville, Tennessee 37201 on June 15, 2020, at 10:00 a.m. local time. At the FB Financial special meeting, holders of FB Financial common stock will be asked to vote on the following matters:

•	approve the FB Financial share issuance proposal; and

•	approve the FB Financial adjournment proposal.
You may vote at the FB Financial special meeting if you owned shares of FB Financial common stock at the close of business on April 29, 2020. On that date, there were [    ] shares of FB Financial common stock outstanding, approximately [    ] percent ([    ]%) of which were owned and entitled to be voted by FB Financial directors and executive officers and their affiliates. As described in the “Voting Agreements” section above, James W. Ayers has entered into a voting agreement with Franklin pursuant to which he has agreed to vote in favor of the FB Financial share issuance proposal and the FB Financial adjournment proposal. We currently expect that FB Financial’s other directors and executive officers will vote their shares in favor of the FB Financial share issuance proposal and the other proposals to be considered at the FB Financial special meeting, although none of them has entered into any agreements obligating them to do so.

Approval of the FB Financial share issuance proposal and the FB Financial adjournment each require the affirmative vote of a majority of the votes cast by the holders of FB Financial common stock. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote in person at the FB Financial special meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the FB Financial share issuance proposal or adjournment proposal, you will not be deemed to have cast a vote with respect to the FB Financial share issuance proposal or adjournment proposal and it will have no effect on the FB Financial share issuance proposal or adjournment proposal.
The Franklin Special Meeting (page 54)
The Franklin special meeting will be held at the main office of Franklin Synergy Bank in the Musgrove Auditorium, which is located at 722 Columbia Avenue, Franklin, Tennessee 37064, on June 15, 2020 at 10:00 a.m. local time. At the Franklin special meeting, holders of Franklin common stock will be asked to vote on the following matters:

•	approve the Franklin merger proposal;

•	approve the Franklin compensation proposal; and

•	approve the Franklin adjournment proposal.
You may vote at the Franklin special meeting if you owned shares of Franklin common stock at the close of business on April 27, 2020. On that date, there were [    ] shares of Franklin common stock outstanding, approximately [    ] percent ([    ]%) of which were owned and entitled to be voted by Franklin directors and executive officers and their affiliates. As described in the “Voting Agreements” section above, each of the Franklin directors has entered into a voting agreement with FB Financial pursuant to which he or she has agreed to vote in favor of the Franklin merger proposal. We currently expect that Franklin’s executive officers, who are not also Franklin directors, will also vote their shares in favor of the Franklin merger proposal and the other proposals to be considered at the Franklin special meeting, although such executive officers has not entered into any agreements obligating them to do so.
Approval of the Franklin merger proposal requires the affirmative vote of a majority of the outstanding shares of Franklin common stock entitled to vote on the Franklin merger proposal. Accordingly, an abstention, broker non-vote or other failure to vote will have the same effect as a vote “AGAINST” the Franklin merger proposal. Approval of each of the Franklin compensation proposal and the Franklin adjournment proposals requires the affirmative vote of a majority of the shares of Franklin common stock represented in person or by proxy at the Franklin special meeting. Accordingly, an abstention or broker non-vote with respect to either the Franklin compensation proposal or the Franklin adjournment proposal will have the same effect as a vote “AGAINST” such proposal. A failure to vote will have no effect on the outcome of either the Franklin compensation proposal or Franklin adjournment proposal.
Risk Factors (page 40)
In evaluating the merger agreement and the merger, including the issuance of shares of FB Financial common stock in the merger, you should carefully read this joint proxy statement/prospectus and give special consideration to the factors discussed in the section entitled “Risk Factors” beginning on page 40 and in FB Financial’s and Franklin’s respective Annual Reports on Form 10-K for the year ended December 31, 2019 and in other documents incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 139 of this joint proxy statement/prospectus for the location of information incorporated by reference into this joint proxy statement/prospectus.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF FB FINANCIAL
The following selected consolidated financial information of FB Financial as of and for the years ended December 31, 2019, 2018, and 2017, includes amounts that have been derived from FB Financial’s audited consolidated financial statements incorporated by reference in this joint proxy statement/prospectus, and the selected consolidated financial information as of and for the years ended December 31, 2016 and 2015 includes amounts derived from FB Financial’s audited consolidated financial statements not appearing or incorporated by reference in this joint proxy statement/prospectus.
You should read the following financial information relating to FB Financial in conjunction with other information contained in this joint proxy statement/prospectus, including consolidated financial statements of FB Financial and related accompanying notes appearing in FB Financial’s Annual Report on Form 10-K most recently filed with the SEC and in any Quarterly Reports on Form 10-Q of FB Financial filed with the SEC after that Annual Report on Form 10-K was filed, and the financial statements in any Current Report on Form 8-K of FB Financial that was filed with the SEC after such Annual Report on Form 10-K, each of which reports is incorporated by reference in this joint proxy statement/prospectus. FB Financial’s historical results for any prior period are not necessarily indicative of results to be expected in any future period. FB Financial has consummated several acquisitions in recent fiscal periods. The results and other financial information of those acquired operations are not included in the table below for the periods or dates prior to their respective acquisition dates and, therefore, the results for these prior periods are not comparable in all respects and may not be predictive of FB Financial’s future results. In addition, the selected financial information in the table immediately below does not include, on any basis, the results or financial condition of Franklin for any period or as of any date. For more information, see the section entitled “Where You Can Find More Information” beginning on page 139.

	As of or for the year ended December 31, (In thousands, except share and per share amounts)
	2019	2018	2017	2016	2015
Statement of Income Data
Total interest income	$282,537	$239,571	$169,613	$120,494	$102,782
Total interest expense	56,501	35,503	16,342	9,544	8,910
Net interest income	226,036	204,068	153,271	110,950	93,872
Provision for loan losses	7,053	5,398	(950)	(1,479)	(3,064)
Total noninterest income	135,397	130,642	141,581	144,685	92,380
Total noninterest expense	244,841	223,458	222,317	194,790	138,492
Net income before income taxes	109,539	105,854	73,485	62,324	50,824
Income tax expense	25,725	25,618	21,087	21,733	2,968
Net income	$83,814	$80,236	$52,398	$40,591	$47,856
Net interest income (tax—equivalent basis)	$227,930	$205,668	$156,094	$113,311	$95,887
Per Common Share
Basic net income	$2.70	$2.60	$1.90	$2.12	$2.79
Diluted net income	2.65	2.55	1.86	2.10	2.79
Book value(1)	24.56	21.87	19.54	13.71	13.78
Cash dividends declared	0.32	0.20	—	4.03	1.37
Pro Forma Statement of Income and Per Common Share Data(4)
Pro forma provision for income tax	25,725	25,618	21,087	22,902	17,829
Pro forma net income	83,814	80,236	52,398	39,422	32,995
Pro forma net income per common share—basic	2.70	2.60	1.90	2.06	1.92
Pro forma net income per common share—diluted	2.65	2.55	1.86	2.04	1.92

	As of or for the year ended December 31, (In thousands, except share and per share amounts)
	2019	2018	2017	2016	2015
Selected Balance Sheet Data
Cash and cash equivalents	$232,681	$125,356	$119,751	$136,327	$97,723
Loans held for investment	4,409,642	3,667,511	3,166,911	1,848,784	1,701,863
Allowance for loan losses	(31,139)	(28,932)	(24,041)	(21,747)	(24,460)
Loans held for sale	262,518	278,815	526,185	507,442	273,196
Investment securities, at fair value	691,676	658,805	543,992	582,183	649,387
Other real estate owned, net	18,939	12,643	16,442	7,403	11,641
Total assets	6,124,921	5,136,764	4,727,713	3,276,881	2,899,420
Customer deposits	4,914,587	4,068,610	3,578,694	2,670,031	2,432,843
Brokered and internet time deposits	20,351	103,107	85,701	1,531	5,631
Total deposits	4,934,938	4,171,717	3,664,395	2,671,562	2,438,474
Borrowings	304,675	227,776	347,595	216,453	179,749
Total shareholders’ equity	762,329	671,857	596,729	330,498	236,674
Selected Ratios
Return on average:
Assets(2)	1.45%	1.66%	1.37%	1.35%	1.86%
Shareholders’ equity(2)	11.6%	12.7%	11.2%	14.7%	20.9%
Average shareholders’ equity to average assets	12.5%	13.0%	12.2%	9.20%	8.90%
Net interest margin (tax-equivalent basis)	4.34%	4.66%	4.46%	4.10%	3.97%
Efficiency ratio	67.7%	66.8%	75.4%	76.2%	74.4%
Loans held for investment to deposit ratio	89.4%	87.9%	86.4%	69.2%	69.8%
Yield on interest-earning assets	5.42%	5.47%	4.93%	4.45%	4.34%
Cost of interest-bearing liabilities	1.48%	1.11%	0.66%	0.48%	0.49%
Cost of total deposits	1.10%	0.76%	0.42%	0.29%	0.30%
Pro Forma Selected Ratios
Pro forma return on average assets(2)(4)	1.45%	1.66%	1.37%	1.31%	1.28%
Pro forma return on average equity(2)(4)	11.6%	12.7%	11.2%	14.3%	14.5%
Credit Quality Ratios
Allowance for loan losses to loans, net of unearned income	0.71%	0.79%	0.76%	1.18%	1.50%
Allowance for loan losses to nonperforming loans	117.0%	173.0%	238.1%	216.2%	211.1%
Nonperforming loans to loans, net of unearned income	0.60%	0.46%	0.32%	0.54%	0.68%
Capital Ratios (Company)
Shareholders’ equity to assets	12.4%	13.1%	12.6%	10.1%	8.2%
Tier 1 capital (to average assets)	10.1%	11.4%	10.5%	10.1%	7.6%
Tier 1 capital (to risk-weighted assets)(3)	11.6%	12.4%	11.4%	12.2%	9.6%
Total capital (to risk-weighted assets)(3)	12.2%	13.0%	12.0%	13.0%	11.2%
Common Equity Tier 1 (to risk-weighted assets) (CET1)(3)	11.1%	11.7%	10.7%	11.0%	8.2%
Capital Ratios (Bank)
Shareholders’ equity to assets	12.8%	13.2%	12.6%	9.9%	9.2%
Tier 1 capital (to average assets)	9.9%	10.9%	9.8%	9.0%	7.7%
Tier 1 capital (to risk-weighted assets)(3)	11.5%	11.9%	10.7%	10.9%	9.6%
Total capital to (risk-weighted assets)(3)	12.1%	12.5%	11.3%	11.7%	11.0%
Common Equity Tier 1 (to risk-weighted assets) (CET1)(3)	11.5%	11.9%	10.7%	10.9%	9.6%
________________

(1)
Book value per share equals our total shareholders’ equity as of the date presented divided by the number of shares of our common stock outstanding as of the date presented. The number of shares of our common stock outstanding was 31,034,315, 30,724,532, 30,535,517, 24,107,660, and 17,180,000 as of December 31, 2019, 2018, 2017, 2016 and 2015, respectively.

(2)
We have calculated our return on average assets and return on average equity for a period by dividing net income for that period by our average assets and average equity, as the case may be, for that period. We have calculated our pro forma return on average assets and pro forma return on average equity for a period by calculating our pro forma net income for that period as described in footnote 4 below and dividing that by our average assets and average equity, as the case be, for that period. We calculate our average assets and average equity for a period by dividing the sum of our total asset balance or total stockholder’s equity balance, as the case may be, as of the close of business on each day in the relevant period and dividing by the number of days in the period.

(3)	We calculate our risk-weighted assets using the standardized method of the Basel III Framework.

(4)
We have calculated our pro forma net income, pro forma net income per share, pro forma returns on average assets and pro forma return on average equity for each period shown by calculating a pro forma provision for federal income tax using a combined effective income tax rate of 36.75% and 35.08% for the years ended December 31, 2016 and 2015, respectively, and adjusting our historical net income for each period to give effect to the pro forma provision for U.S. federal income tax for such period.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF FRANKLIN
The following selected consolidated financial information of Franklin as of and for the years ended December 31, 2019, 2018 and 2017, includes amounts derived from Franklin’s audited consolidated financial statements incorporated by reference in this joint proxy statement/prospectus, and the selected consolidated financial information as of and for the years ended December 31, 2016 and 2015, includes amounts derived from Franklin’s audited consolidated financial statements not appearing or incorporated by reference in this joint proxy statement/prospectus.
You should read the following financial information relating to Franklin in conjunction with other information contained in this joint proxy statement/prospectus, including consolidated financial statements of Franklin and related accompanying notes appearing in Franklin’s Annual Report on Form 10-K most recently filed with the SEC and in any Quarterly Reports on Form 10-Q of Franklin filed with the SEC after that Annual Report on Form 10-K was filed, and the financial statements in any Current Report on Form 8-K of Franklin that was filed with the SEC after such Annual Report on Form 10-K, each of which reports is incorporated by reference in this joint proxy statement/prospectus. Franklin’s historical results for any prior period are not necessarily indicative of results to be expected in any future period. In addition, the selected financial information in the table immediately below does not include, on any basis, the results or financial condition of FB Financial for any period or as of any date. For more information, see the section entitled “Where You Can Find More Information” beginning on page 139.

	As of and for the year ended December 31, (In thousands, except share and per share amounts)
	2019	2018	2017	2016	2015
SUMMARY OF OPERATIONS:
Total interest income	$184,692	$169,945	$132,453	$99,907	$68,721
Total interest expense	73,532	64,442	35,407	18,323	9,306
Net interest income	111,160	105,503	97,046	81,584	59,415
Provision for loan losses	32,047	2,254	4,313	5,240	5,030
Net interest income after provision for loan losses	79,113	103,249	92,733	76,344	54,385
Non-interest income	17,775	10,662	14,721	15,140	12,830
Non-interest expense	81,879	73,478	60,824	51,681	42,114
Income before income taxes	15,009	40,433	46,630	39,803	25,101
Income tax expense	187	5,912	18,531	11,746	9,021
Net income	14,822	34,521	28,099	28,057	16,080
Preferred stock dividend requirement	—	—	—	(23)	(100)
Earnings attributable to noncontrolling interest	(16)	(16)	(16)	—	—
Net income available to common shareholders	$14,806	$34,505	$28,083	$28,034	$15,980
PER COMMON SHARE DATA:
Basic earnings per share	$1.01	$2.44	$2.14	$2.56	$1.62
Diluted earnings per share	$0.98	$2.34	$2.04	$2.42	$1.54
Common equity per common share outstanding	$27.68	$25.65	$23.01	$20.73	$16.92
Dividends per common share	$0.18	$—	$—	$—	$—
Preferred shares outstanding	—	—	—	—	10
Actual common shares outstanding	14,822	14,538	13,237	13,037	10,571
Weighted average common shares outstanding, including participating securities	14,633	14,169	13,145	10,933	9,885
Diluted weighted average common shares outstanding, including participating securities	14,962	14,710	13,780	11,608	10,390

	As of and for the year ended December 31, (In thousands, except share and per share amounts)
	2019	2018	2017	2016	2015
BALANCE SHEET DATA:
Assets	$3,896,162	$4,249,439	$3,843,526	$2,943,189	$2,167,792
Loans held for sale	43,162	11,103	12,024	23,699	14,079
Loans, net of unearned income	2,812,444	2,665,399	2,256,608	1,773,592	1,303,826
Allowance for loan losses	45,436	23,451	21,247	16,553	11,587
Total securities	652,132	1,152,285	1,214,737	983,649	734,038
Total deposits	3,207,584	3,431,807	3,167,228	2,391,818	1,814,039
Federal Home Loan Bank advances	155,000	368,500	272,000	132,000	57,000
Other borrowed funds	58,872	58,693	89,519	141,638	101,086
Preferred shareholders’ equity	—	—	—	—	10,000
Common equity	410,333	372,740	304,550	270,258	178,816
Total shareholders’ equity	410,333	372,740	304,550	270,258	188,816
Noncontrolling interest in consolidated subsidiary	93	93	103	103	—
Total equity	410,426	372,833	304,653	270,361	188,816
Average total assets	4,031,993	4,112,436	3,445,654	2,557,268	1,750,697
Average gross loans(1)	2,836,068	2,480,025	2,022,052	1,574,387	997,873
Average interest-earning assets	3,867,484	3,995,592	3,361,320	2,496,361	1,685,073
Average deposits	3,181,665	3,343,732	2,787,656	2,153,712	1,478,801
Average interest-bearing deposits	2,864,326	3,046,506	2,535,380	1,942,932	1,314,517
Average interest-bearing liabilities	3,255,747	3,465,110	2,891,943	2,125,986	1,409,753
Average total shareholders’ equity	394,860	337,378	290,436	207,763	168,933
SELECTED FINANCIAL RATIOS:
Return on average assets	0.37%	0.84%	0.82%	1.10%	0.92%
Return on average equity	3.75%	10.23%	9.67%	13.50%	9.52%
Average equity to average total assets	9.79%	8.20%	8.43%	8.12%	9.65%
Dividend payout	17.82%	—%	—%	—%	—%
Efficiency ratio(2)	63.50%	63.25%	54.42%	53.43%	58.29%
Net interest margin(3)(5)	2.93%	2.71%	3.06%	3.42%	3.62%
Net interest spread(4)(5)	2.57%	2.46%	2.89%	3.29%	3.51%
CAPITAL RATIOS:
Common equity Tier 1 ratio	11.91%	12.18%	11.37%	11.75%	10.08%
Tier 1 leverage ratio	10.25%	8.76%	8.25%	9.28%	8.48%
Tier 1 risk-based capital	11.91%	12.18%	11.37%	11.75%	10.51%
Total risk-based capital	14.97%	14.91%	14.40%	15.09%	11.21%
ASSET QUALITY RATIOS:
Net charge-offs (recoveries) to average loans	0.35%	—%	(0.020)%	0.02%	0.01%
Allowance to period end loans(6)	1.61%	0.88%	0.94%	0.93%	0.89%
Allowance for loan losses to non-performing loans	164.09%	411.71%	698.45%	267.76%	352.62%
Non-performing assets to total assets	0.71%	0.13%	0.12%	0.21%	0.16%
OTHER DATA:
Banking locations	15	15	13	12	11
Full-time equivalent employees	339	338	284	268	225
________________

(1)	Average gross loans excludes loans held for sale.

(2)	Efficiency ratio is non-interest expense divided by the sum of net interest income before the provision for loan losses plus non-interest income.

(3)	Net interest margin is net interest income divided by total average earning assets.

(4)	Net interest spread is the difference between the average yield on interest-earning assets and the average yield on interest-bearing liabilities.

(5)
Interest income and rates for 2019, 2018, 2017 and 2016 include the effects of tax-equivalent adjustments, which adjust tax-exempt interest income on tax-exempt loans and investment securities to a fully taxable basis. Due to immateriality, interest income and rates for 2015 exclude the effects of tax-equivalent adjustments.

(6)	Period end loans exclude loans held for sale and exclude deferred fees and costs.

UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL INFORMATION
The following unaudited pro forma condensed combined consolidated financial information gives effect to:

•	FB Financial’s pending acquisition of Franklin; and

•
the issuance of an estimated 14,901,610 shares of FB Financial common stock and approximately $30.1 million in cash to the shareholders of Franklin in connection with the Mergers, as if, in the case of the unaudited pro forma combined condensed consolidated balance sheet, the Mergers were completed as of December 31, 2019 and, in the case of the unaudited pro forma combined condensed consolidated statements of income, the Mergers were completed as of January 1, 2019.

The unaudited pro forma combined condensed consolidated statements of income for the fiscal year ended December 31, 2019 combine the consolidated statements of income of FB Financial with the consolidated statement of income of Franklin for the respective period giving effect to the Mergers as if they had been completed as of January 1, 2019. The unaudited pro forma combined condensed consolidated balance sheet as of December 31, 2019 combines the consolidated balance sheet of FB Financial as of that date with the consolidated balance sheet of Franklin as of that date and gives effect to the Mergers as if they had been completed as of that date.
The historical consolidated financial information contained in the unaudited pro forma combined condensed consolidated financial information has been adjusted to give effect to events that are (1) factually supportable, (2) directly attributed to the Mergers, and (3) with respect to the unaudited pro forma combined condensed consolidated statements of income, expected to have a continuing impact on the combined results of FB Financial and Franklin. Assumptions underlying the pro forma adjustments estimated by FB Financial and are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma combined condensed consolidated financial information.
The unaudited pro forma combined condensed consolidated financial information appearing below does not give pro forma effect to the following transaction:

•	FB Financial’s acquisition of FNB Financial Corp, which was consummated on February 14, 2020.
The unaudited pro forma combined condensed consolidated statements of income appearing below do not give pro forma effect to the following transaction for any period prior to the date that such transaction was consummated:

•	FB Financial’s acquisition of fourteen branches of Atlantic Capital Bank, N.A., which was consummated on April 5, 2019.
The unaudited pro forma combined condensed consolidated financial statements are prepared in accordance with historical regulatory and generally accepted accounting principles in the United States of America during the periods presented. As such, the unaudited pro forma combined condensed consolidated financial statements do not contemplate any impact as a result of changes to accounting standards or legislation that occurred after the historical periods presented.
Most notably, the unaudited pro forma combined condensed consolidated financial information does not reflect the adoption or ongoing potential impact of the following:

•
FB Financial’s and/or Franklin’s adoption of Accounting Standard Update (“ASU”) 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” on January 1, 2020 (commonly referred to as Cumulative Expected Credit Losses, or “CECL”).

•    Legislation going into effect after the historical periods presented, including, but not limited to, the Durbin Amendment to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.
•    The impact on our companies and customers and the economy generally from the various public health and safety and other measures implemented in connection with the COVID-19 pandemic.
The unaudited pro forma combined condensed consolidated financial information appearing below also does not reflect any potential effects that changes in market conditions may have on the financial condition and/or the results of operations of FB Financial and Franklin.
The Mergers will be accounted for using the acquisition method of accounting. The total purchase price will be allocated to the tangible and intangible assets and liabilities acquired based upon their respective fair values at the closing of the Mergers. The allocation of the purchase price reflected in the following unaudited pro forma combined condensed consolidated financial information is preliminary, is subject to adjustment upon receipt of, among other things, appraisals of some of the assets and liabilities of Franklin, and may vary significantly from the actual purchase price allocation that will be recorded upon completion of FB Financial’s acquisition of Franklin.
The unaudited pro forma combined condensed consolidated financial information should be read in conjunction with (1) FB Financial’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and FB Financial’s historical financial statements and the notes thereto included in FB Financial’s annual report on Form 10-K for the fiscal year ended December 31, 2019, and (2) with Franklin’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Franklin’s historical financial statements and the notes thereto included in Franklin’s annual report on Form 10-K for the fiscal year ended December 31, 2019.
The unaudited pro forma combined condensed consolidated financial information appearing below is presented for illustrative purposes only, is based upon a number of assumptions and estimates and is subject to uncertainties. The unaudited pro forma combined condensed consolidated financial information does not purport to be indicative of the actual financial condition or results of operations of FB Financial had the Mergers in fact occurred on the dates indicated, nor does it purport to be indicative of the financial condition or results of operations of FB Financial in the future.

FB Financial Corporation and Subsidiaries Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet
(in thousands, except share and per share amounts)

	As of December 31, 2019
	FB Financial Corporation	Franklin Financial Network, Inc.	Purchase Accounting and Other Adjustments		Pro Forma Company
	(as reported)	(as reported)			Consolidated
ASSETS
Cash and cash equivalents	$232,681	$238,581	$(30,884)	(a)	$440,378
Investments, at fair value	707,652	652,132	—		1,359,784
Loans held for sale, at fair value	262,518	43,162	—		305,680
Loans	4,409,642	2,812,444	(74,952)	(b)	7,147,134
Less: allowance for loan losses	(31,139)	(45,436)	45,436	(c)	(31,139)
Net loans	4,378,503	2,767,008	(29,516)		7,115,995
Premises and equipment, net	90,131	12,141	—		102,272
Other real estate owned	18,939	—	—		18,939
Operating lease right-of-use assets	32,539	39,594	—		72,133
Mortgage servicing rights, net	75,521	3,218	704	(d)	79,443
Goodwill	169,051	18,176	162,446	(e)	349,673
Core deposit and other intangibles, net	17,589	448	25,983	(f)	44,020
Other assets	139,797	121,702	—		261,499
Total assets	$6,124,921	$3,896,162	$128,733		$10,149,816

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Non-interest bearing deposits	$1,208,175	$319,373	$—		$1,527,548
Interest bearing deposits	3,726,763	2,888,211	4,212	(g)	6,619,186
Total deposits	4,934,938	3,207,584	4,212		8,146,734
Borrowings	304,675	213,872	2,140	(h)	520,687
Operating lease liabilities	35,525	41,308	—		76,833
Accrued expenses and other liabilities	87,454	22,972	14,625	(i)	125,051
Total liabilities	5,362,592	3,485,736	20,977		8,869,305

Common stock and additional paid-in capital	456,667	275,412	255,737	(j)	987,816
Retained earnings	293,524	133,102	(146,162)	(k)	280,464
Accumulated other comprehensive income	12,138	1,819	(1,819)	(k)	12,138
Total shareholders’ equity	762,329	410,333	107,756		1,280,418
Non-controlling interest in consolidated subsidiary	—	93	—		93
Total equity	762,329	410,426	107,756		1,280,511
Total liabilities and shareholders’ equity	$6,124,921	$3,896,162	$128,733		$10,149,816

FB Financial Corporation and Subsidiaries Unaudited Pro Forma Condensed Combined Consolidated Statement of Income
(in thousands, except share and per share amounts)

	Year Ended December 31, 2019
	FB Financial Corporation	Franklin Financial Network, Inc.	Pro Forma Adjustments		Pro Forma Company
	(as reported)	(as reported)			(Combined)
Interest income:
Interest and fees on loans	$260,458	$157,225	$11,800	(b)	$429,483
Interest on securities	18,028	24,234	—		42,262
Other	4,051	3,233	—		7,284
Total interest income	282,537	184,692	11,800		479,029

Interest expense:
Deposits	51,568	61,298	(4,212)	(g)	108,654
Borrowings	4,933	12,234	(370)	(h)	16,797
Total interest expense	56,501	73,532	(4,582)		125,451
Net interest income	226,036	111,160	16,382		353,578
Provision for loan losses	7,053	32,047	—	(c)	39,100
Net interest income after provision for loan losses	218,983	79,113	16,382		314,478

Noninterest income:
Mortgage banking income	100,916	9,154	—		110,070
Service charges on deposit accounts	9,479	317	—		9,796
Other income	25,002	8,304	—		33,306
Total noninterest income	135,397	17,775	—		153,172

Noninterest expenses:
Salaries, commissions and employee benefits	152,084	50,813	—		202,897
Occupancy and equipment expense	15,641	13,069	—		28,710
Legal and professional fees	7,486	4,356	—		11,842
Amortization of core deposit intangibles	4,339	504	2,139	(f)	6,982
Other expense	65,291	13,137	—		78,428
Total noninterest expense	244,841	81,879	2,139		328,859

Income before income taxes	109,539	15,009	14,243		138,791
Income tax expense	25,725	187	3,712	(l)	29,624
Net income before noncontrolling interest	83,814	14,822	10,531		109,167
Earnings attributable to noncontrolling interest	—	(16)	—		(16)
Net income	$83,814	$14,806	$10,531		$109,151
Per share information:
Basic	30,870,474	14,514,652	14,901,610	(m)	45,772,084
Fully diluted	31,402,897	14,962,307	14,901,610	(m)	46,304,507
Earnings per share:
Basic	$2.70	$1.01			$2.39
Fully diluted	2.65	0.98			$2.36
COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER COMMON SHARE DATA
Note 1. Basis of Presentation
The unaudited pro forma condensed combined balance sheet as of December 31, 2019 and the unaudited pro forma condensed combined income statement for year ended December 31, 2019 are based on the historical financial statements of FB Financial and Franklin after giving effect to the completion of the merger and the assumptions and adjustments described in the accompanying notes. The statements of income give effect to the transaction at January 1, 2019. Such financial statements do not include estimated cost savings, revenue synergies expected to result from the merger, or the costs to achieve these cost savings or revenue synergies, or any anticipated disposition of assets that may result from the integration of operations. Additionally, the unaudited pro forma condensed combined financial statements are prepared in accordance with historical generally accepted accounting principles in the United States of America during the periods presented. As such, the unaudited pro forma condensed combined financial statements do not contemplate any impact as a result of changes to accounting standards that occurred after the historical period presented.
The transaction will be accounted for under the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”). In business combination transactions in which the consideration given is not in the form of cash (that is, in the form of non-cash assets, liabilities incurred, or equity interests issued), measurement of the acquisition consideration is based on the fair value of the consideration given or the fair value of the asset (or net assets) acquired, whichever is more clearly evident and, thus, a more reliable measure.
Under ASC 805, all of the assets acquired and liabilities assumed in a business combination are recognized at their acquisition-date fair value, while transaction costs and restructuring costs associated with the business combination are expensed as incurred. The excess of the acquisition consideration over the fair value of assets acquired and liabilities assumed, if any, is allocated to goodwill. Subsequent to the completion of the merger, FB Financial will finalize an integration plan, which may affect how the assets acquired, including intangible assets, will be utilized by the combined company. For those assets in the combined company that will be phased out or disposed of, additional amortization, depreciation and possibly impairment charges will be recorded after management completes the integration plan.
The unaudited pro forma financial information has been compiled in a manner consistent with the accounting policies adopted by FB Financial. Certain balances from the consolidated financial statements of Franklin were reclassified to conform presentation to that of FB Financial.
The unaudited pro forma information is presented solely for information purposes and is not necessarily indicative of the combined results of operations or financial position that might have been achieved for the period, nor is it necessarily indicative of the future results of the combined company.
Note 2. Preliminary Estimated Allocation of Purchase Price
Under the acquisition method of accounting, the total acquisition consideration is allocated to the acquired tangible and intangible assets and assumed liabilities of Franklin based on the estimated fair values as of the closing of the merger. The excess of the acquisition consideration over the fair value of assets acquired and liabilities assumed, if any, is allocated to goodwill.

The allocation of the estimated acquisition consideration with regard to Franklin is preliminary because the proposed merger has not yet been completed. The preliminary allocation is based on estimates, assumptions, valuations, and other studies which have not progressed to a stage where there is sufficient information to make a definitive allocation. Accordingly, the acquisition consideration allocation unaudited pro forma adjustments will remain preliminary until FB Financial management determines the final acquisition consideration and the fair values of assets acquired and liabilities assumed. The final determination of the acquisition consideration allocation is anticipated to be completed as soon as practicable after the completion of the merger and will be based on the value of the FB Financial common stock in accordance with the merger agreement. The final amounts allocated to assets acquired and liabilities assumed could differ significantly from the amounts presented in the unaudited pro forma condensed combined financial statements.
Goodwill totaling $180.6 million is included in the pro forma adjustments and is not subject to amortization. The purchase price is contingent on FB Financial’s price per common share at the closing of the merger, which has not yet occurred. A 10% increase or decrease in FB Financial’s closing sale price per share of common stock on January 31, 2020 of $35.65 would result in a corresponding goodwill adjustment of approximately $53.1 million. Between April 20, 2020 and April 24, 2020 (the last practicable five trading days before the date of this joint proxy statement/prospectus), the average closing price per share of FB Financial common stock was $19.40, and if this price was the price per share of FB Financial at the closing of the merger, FB Financial would recognize a bargain purchase gain of approximately $71.1 million.

The following table shows a preliminary pro forma allocation of purchase price to net assets acquired and the pro forma goodwill generated from the transaction.

Pro Forma Allocations of Purchase Price
(in thousands, except share and per share data)

Purchase Price:
Stock consideration
Franklin shares outstanding (includes restricted stock awards and units to be vested)	14,977,997
Franklin options converted to net shares	464,086
	15,442,083
Exchange ratio to FB Financial shares	0.9650
FB Financial shares to issue	14,901,610
Assumed purchase price as of January 31, 2020	$35.65
Value of FB Financial stock to be issued	$531,242
Cash consideration
Total Franklin shares and net shares outstanding	15,442,083
Cash consideration per share	$2.00
Total cash to be paid to Franklin	$30,884

Total pro forma purchase price		$562,126

Net Assets Acquired (at fair value):
Cash and due from banks	$238,581
Securities	652,132
Loans held for sale	43,162
Loans, net of unearned income	2,737,492
Premises and equipment	12,141
Operating lease right of use asset	39,594
Mortgage servicing rights	3,922
Core deposit intangible	26,431
Other assets	121,702
Total assets	3,875,157
Deposits:
Non-interest bearing	319,373
Interest bearing	2,892,423
Total deposits	3,211,796
Borrowings	216,012
Operating lease liability	41,308
Other liabilities	24,537
Total liabilities assumed	3,493,653
Net assets acquired		381,504
Goodwill		$180,622

Note 3. Unaudited Pro Forma Adjustments
The following pro forma adjustments have been reflected in the unaudited pro forma condensed combined financial information for the announced acquisition of Franklin. All adjustments are based on current valuations and assumptions which are subject to change.

(a)	Cash was adjusted to reflect cash consideration of $30.9 million paid in exchange for Franklin’s outstanding common stock, restricted stock units and stock options.

(b)
Loans were adjusted based upon FB Financial’s initial evaluation of the acquired portfolio. The adjustment reflects both a discount for credit deterioration and accretable yield adjustment, recognized as an adjustment to reflect the difference between actual interest rates and current rates offered by FB Financial Corporation on similar loans. FB Financial has estimated the nonaccretable credit discount on purchased credit impaired (“PCI”) loans to be $44.4 million. The remaining accretable discount on PCI loans and non-PCI loans is estimated at $13.2 million and $22.2 million, respectively. The accretable yield adjustment will be recognized over the remaining life of the loan portfolio. The adjustment to loans also reflects the reversal of deferred loan fees of $4.0 million and purchase accounting discount recorded by Franklin on previously acquired loans of $0.8 million. The impact of this adjustment was to increase loan interest income by $11.8 million for the year ended December 31, 2019. The unaudited pro forma condensed combined financial statements do not give pro forma effect of FB Financial’s plans to dispose of approximately $430.0 million of loans after acquisition, of which management expects to result in a reduction to interest income on loans.

(c)
The allowance for loan losses was adjusted to reflect the reversal of the Franklin recorded allowance. Purchased loans acquired in a business combination are required to be recorded at fair value, and the recorded allowance for loan losses may not be carried over. While FB Financial anticipates increasing the allowance for loan losses and corresponding provision for loan losses as a result of the adoption of ASU 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”, no adjustment to the historic amounts of Franklin’s or FB Financial’s provision for loan losses has been recorded in the unaudited pro forma condensed combined statements of income.

(d)	Mortgage servicing rights was adjusted to reflect a fair value adjustment of $0.7 million to record at fair value.

(e)
Goodwill has been adjusted to reverse Franklin’s existing goodwill of $18.2 million and recognize $180.6 million in goodwill generated as a result of the purchase price and fair value of liabilities assumed exceeding the fair value of assets purchased. The adjustment has no impact on the unaudited pro forma condensed combined statements of income.

(f)
Core deposit and other intangibles was adjusted to reverse Franklin’s existing core deposit intangible of $0.5 million and recognize an estimated core deposit intangible of $26.4 million. The core deposit intangible is recognized over an estimated useful life of ten years on a straight line basis. The amortization expense associated with the core deposit intangible increased noninterest expense by $2.1 million for the year ended December 31, 2019.

(g)
Interest-bearing deposits was adjusted to reflect the fair value adjustment premium of $4.2 million to fixed-rate time deposit liabilities based on current market interest rates for similar instruments. The adjustment will be recognized over an estimated remaining term of the deposit liability, which is expected to be approximately 1 year. As such, the adjustment resulted in a decrease in deposit interest expense of $4.2 million for the year ended December 31, 2019.

(h)
Borrowings was adjusted to reflect a fair value adjustment to Franklin’s FHLB advances and subordinated debt of $0.1 million and $2.1 million, respectively to reflect current market interest rates available to FB Financial on similar instruments. These interest rate premiums will be accreted over the approximate remaining term of the advances and subordinated debt of 2.0 years and 6.5 years, respectively. The impact of these adjustments will decrease interest expense related to the advances and subordinated debt by $45 thousand and $0.3 million, respectively, for the year ended December 31, 2019.

(i)
Accrued expenses and other liabilities were adjusted to accrue for an estimated $5.0 million in pre-tax transaction expenses to be incurred prior to closing by Franklin and an additional $16.5 million in pre-tax transaction expenses to be incurred prior to or at closing by FB Financial. Anticipated merger expenses to be incurred by FB Financial are not included in the unaudited pro forma condensed combined statements of income but will be expensed in the period prior to and after the merger is completed. Anticipated merger related expenses consist of investment banking fees, legal fees, accounting fees, registration fees, contract termination fees, printing costs and additional fees and expenses. An additional estimated $27.5 million of pre-tax conversion, integration, and other charges anticipated to be incurred subsequent to the close of the transaction are not included in the unaudited pro forma condensed combined balance sheet or statements of income presented. Accrued expenses and other liabilities were also adjusted to decrease the accrued tax liability generated by the transaction of $6.9 million.

(j)
Common stock and additional paid-in capital were adjusted to reverse Franklin’s common stock outstanding and to recognize the $1.00 par value of 15.0 million shares of FB Financial Corporation shares to be issued to affect the transaction. The adjustment has no impact on the unaudited pro forma condensed combined statements of income.

(k)
Other stockholders’ equity accounts were adjusted to reverse Franklin’s historical stockholders’ equity balances and to reflect the net impact of all purchase accounting adjustments. The adjustment has no impact on the unaudited pro forma condensed combined statements of income.

(l)	Income taxes were adjusted to reflect the tax effects of purchase accounting adjustments using FB Financial’s combined federal and state statutory rate of 26.06%.

(m)	Weighted average basic and diluted shares outstanding were adjusted to record shares of FB Financial stock issued to affect the transaction.
The historical per share data for FB Financial common stock and Franklin common stock below has been derived from the audited consolidated financial statements of each of FB Financial and Franklin as of and for the year ended December 31, 2019, which are incorporated by reference herein.
The unaudited pro forma combined per share data set forth below gives effect to the merger and FB Financial’s acquisition of Franklin as if each had occurred on January 1, 2019, the beginning of the period presented, in the case of continuing net income per share data, and as of December 31, 2019, in the case of book value per share data, assuming that each outstanding share of Franklin common stock had been converted into shares of FB Financial common stock based on the exchange ratio of 0.9650 shares of FB Financial common stock for each share of Franklin common stock, and assuming that each outstanding share of Franklin common stock had been converted into shares of FB Financial common stock based on the exchange ratio of 0.9650 shares of FB Financial common stock for each share of Franklin common stock in FB Financial’s acquisition of Franklin. The unaudited pro forma combined per share data has been derived from the audited consolidated financial statements for each of FB Financial and Franklin as of and for the year ended December 31, 2019 and the unaudited consolidated financial statements for each of FB Financial and Franklin as of and for the year ended December 31, 2019.
The unaudited pro forma combined per share data has been derived assuming that the merger is accounted for as a business combination using the acquisition method of accounting. See the section entitled “Unaudited Pro

Forma Combined Condensed Consolidated Financial Information” beginning on page 28 for more information. Accordingly, the pro forma adjustments reflect the assets and liabilities of Franklin at their preliminary estimated fair values. Differences between these preliminary estimates and the final values in acquisition accounting will occur and these differences could have a material impact on the unaudited pro forma combined per share information set forth below.
The unaudited pro forma combined per share data does not purport to represent the actual results of operations that the combined company would have achieved had the merger been completed during these periods or to project the future results of operations that the combined company may achieve after the merger.
The unaudited pro forma combined per share equivalent data set forth below shows the effect of the merger from the perspective of an owner of FB Financial common stock.
You should read the information below in conjunction with the selected consolidated historical financial data included elsewhere in this joint proxy statement/prospectus and the historical consolidated financial statements of FB Financial and Franklin and related notes that have been filed with the SEC, certain of which are incorporated by reference herein. See the sections entitled “Selected Consolidated Historical Financial Data of FB Financial”, “Selected Consolidated Historical Financial Data of Franklin” and “Where You Can Find More Information” beginning on pages 22, 25 and 139, respectively. The unaudited pro forma combined per share data and the unaudited pro forma combined per share equivalent data has been derived from, and should be read in conjunction with, the unaudited pro forma combined condensed consolidated financial information and related notes included in this joint proxy statement/prospectus. See the section entitled “Unaudited Pro Forma Combined Condensed Consolidated Financial Information” beginning on page 28, which is based on and should be read in conjunction with the historical audited consolidated financial statements of FB Financial and the related notes included in FB Financial’s and Franklin’s Annual Reports on Form 10-K for the year ended December 31, 2019, and the financial statements in any Current Report on Form 8-K of FB Financial and Franklin that was filed with the SEC after such date.

Comparative per share data	FB Financial Historical	Franklin Historical	Pro Forma Combined	Equivalent Pro Forma Per Share of FB Financial
Earnings per share
Basic	$2.70	$1.01	$2.39	$2.30
Fully diluted	$2.65	$0.98	$2.36	$2.28
Book value per common share	$24.56	$27.68	$27.87	$26.90
Dividends per share	$0.32	$0.18	$0.28	$0.27
____________

(a)	The equivalent pro forma per share amounts of FB Financial were calculated by multiplying the pro forma combined amounts by the exchange ratio of 0.9650.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Certain statements contained in this communication may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. You can find many of these statements by looking for words such as “anticipates,” “expects,” “believes,” “estimates,” “intends” and “forecast” and words or phrases of similar meaning.
These forward-looking statements are not historical facts, and are based upon current expectations, estimates, and projections, many of which, by their nature, are inherently uncertain and beyond FB Financial’s or Franklin’s control. The inclusion of these forward-looking statements should not be regarded as a representation by FB Financial, Franklin or any other person that such expectations, estimates, and projections will be achieved. Accordingly, FB Financial and Franklin caution shareholders and investors that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, and uncertainties that are difficult to predict. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. A number of factors could cause actual results to differ materially from those contemplated by the forward-looking statements including, without limitation, (1) the risk that the cost savings and any revenue synergies from the merger or another acquisition may not be realized or may take longer than anticipated to be realized, (2) disruption from the merger with customer, supplier, or employee relationships, (3) the occurrence of any event, change, or other circumstances that could give rise to the termination of the merger agreement, (4) the failure to obtain necessary regulatory approvals for the merger, (5) the failure to obtain the approval of FB Financial and Franklin’s shareholders in connection with the merger, (6) the possibility that the costs, fees, expenses, and charges related to the merger may be greater than anticipated, including as a result of unexpected or unknown factors, events, or liabilities, (7) the failure of the conditions to the merger to be satisfied, (8) the risks related to the integration of the combined businesses (Franklin, as well as FB Financial’s recent acquisition of FNB Financial Corp. and any future acquisitions), including the risk that the integration will be materially delayed or will be more costly or difficult than expected, (9) the diversion of management time on merger-related issues, (10) the ability of FB Financial to effectively manage the larger and more complex operations of the combined company following the merger, (11) the risks associated with FB Financial’s pursuit of future acquisitions, (12) the risk of expansion into new geographic or product markets, (13) reputational risk and the reaction of the parties’ customers to the merger, (14) FB Financial’s ability to successful execute its various business strategies, including its ability to execute on potential acquisition opportunities, (15) the risk of potential litigation or regulatory action related to the merger, and (16) general industry, market, economic, political, regulatory and global health conditions, such as the novel coronavirus pandemic and its effect on U.S. and world financial markets, general global economic conditions, and potential effect on FB Financial’s and the combined company’s operations and personnel. Further information regarding FB Financial, Franklin and factors which could affect the forward-looking statements contained herein can be found in FB Financial’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and its other filings with the SEC, and in Franklin’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and its other filings with the SEC.
Many of these factors are beyond FB Financial’s and Franklin’s ability to control or predict. If one or more events related to these or other risks or uncertainties materialize, or if the underlying assumptions prove to be incorrect, actual results may differ materially from the forward-looking statements. Accordingly, shareholders and investors should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date of this communication, and neither FB Financial nor Franklin undertakes any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law. New risks and uncertainties may emerge from time to time, and it is not possible for FB Financial or Franklin to predict their occurrence or how they will affect FB Financial or Franklin.
FB Financial and Franklin qualify all of their forward-looking statements by these cautionary statements. For any forward-looking statements made in this joint proxy statement/prospectus or in any documents incorporated by reference into this joint proxy statement/prospectus, FB Financial and Franklin claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You are

cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus or the dates of the documents incorporated by reference in this joint proxy statement/prospectus. As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Given these uncertainties, we caution you not to place reliance on these forward-looking statements. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. Except as required by applicable law, neither FB Financial nor Franklin undertakes to update these forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made.
For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please see the reports that FB Financial and Franklin have filed with the SEC as described under “Where You Can Find More Information” beginning on page 139.
We expressly qualify in their entirety all forward-looking statements attributable to either of us or any person acting on our behalf by the cautionary statements contained or referred to in this joint proxy statement/prospectus.

RISK FACTORS
An investment by Franklin’s shareholders in FB Financial common stock as a result of the exchange of shares of Franklin common stock for shares of FB Financial common stock in the merger involves certain risks. Similarly, a decision on the part of FB Financial shareholders to approve the FB Financial share issuance proposal also involves risks for the FB Financial shareholders, who will continue to hold their shares of FB Financial common stock after the merger. Certain material risks and uncertainties connected with the merger agreement, including the merger, the upstream merger and the bank merger, and ownership of FB Financial common stock are discussed below. In addition, FB Financial and Franklin discuss certain other material risks connected with the ownership of FB Financial common stock and with FB Financial’s business, and with the ownership of Franklin common stock and Franklin’s business, respectively, under the caption “Risk Factors” appearing in their Annual Reports on Form 10-K most recently filed with the SEC and may include additional or updated disclosures of such material risks in its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that each has filed with the SEC or may file with the SEC after the date of this joint proxy statement/prospectus, each of which reports is or will be incorporated by reference in this joint proxy statement/prospectus.
In addition, the respective businesses of FB Financial and Franklin are subject to numerous risks and uncertainties, including the risks and uncertainties described, in the case of FB Financial and Franklin, in their annual reports on Form 10-K for the year ended December 31, 2019, which was filed with the SEC and each of which is incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” of this joint proxy statement/prospectus for more information. Holders of FB Financial common stock and holders of Franklin common stock should carefully read and consider all of these risks and all other information contained in this joint proxy statement/prospectus, including the discussions of risk factors included in the documents incorporated by reference in this joint proxy statement/prospectus, in deciding whether to vote for approval of the various proposals for which they may be entitled to vote at the Franklin special meeting or the FB Financial special meeting described herein. The risks described in this joint proxy statement/prospectus and in those documents incorporated by reference may adversely affect the value of FB Financial common stock that you, as an existing FB Financial shareholder, currently hold or that you, as an existing holder of Franklin common stock, will hold upon consummation of the merger, and could result in a significant decline in the value of FB Financial common stock and cause the current holders of FB Financial common stock and/or the holders of Franklin common stock to lose all or part of their respective investments in the FB Financial common stock.
Because the market price of FB Financial common stock may fluctuate, holders of Franklin common stock cannot be certain of the market value of the merger consideration they will receive.
In the merger, each share of Franklin common stock issued and outstanding immediately prior to the effective time (other than certain shares held by FB Financial or Franklin) will be converted into 0.9650 shares of FB Financial common stock (the “exchange ratio”) and $2.00 in cash per share. This exchange ratio is fixed and will not be adjusted for changes in the market price of either FB Financial common stock or Franklin common stock. Changes in the price of FB Financial common stock prior to the merger will affect the value that holders of Franklin common stock will receive in the merger. Neither FB Financial nor Franklin is permitted to terminate the merger agreement as a result, in and of itself, of any increase or decrease in the market price of FB Financial common stock or Franklin common stock.
Stock price changes may result from a variety of factors, including general market and economic conditions, changes in FB Financial’s or Franklin’s businesses, operations and prospects and regulatory considerations, many of which factors are beyond FB Financial’s or Franklin’s control. Additionally, earlier this year, the World Health Organization declared the novel coronavirus (“COVID-19”) a pandemic. The economic consequences of the pandemic have resulted in significant market volatility, including volatility in the price of FB Financial common stock, as well as the market for financial institutions stocks generally and the broader debt and equity markets. Therefore, at the time of the FB Financial special meeting and the Franklin special meeting, holders of FB Financial common stock and holders of Franklin common stock will not know the market value of the consideration to be received by holders of Franklin common stock at the effective time. You should obtain current market quotations for shares of FB Financial common stock and for shares of Franklin common stock.

The ongoing social, political, and economic impact of the COVID-19 pandemic poses risks to FB Financial, Franklin and the combined company and may adversely affect the value of the merger consideration.
The economy, companies and individuals generally, including FB Financial and Franklin and their customers, have experienced and may continue to experience impacts from the COVID-19 pandemic and the range of related private and government actions and reactions to the pandemic. Among other things, the financial results of either company or both may be impacted due to an inability of customers to meet their loan commitments in a timely manner because of their losses associated with impacts of the disease, including a decrease in revenues for certain businesses in areas impacted by quarantines during a pandemic or other changes in consumer behavior. In addition, downturns in the global market related to pandemic fears could result in a further lowering of interest rates as a stimulus to boost consumer spending, which could further negatively impact our results of operations.   These factors, together or in combination with other events or occurrences not yet known or anticipated, could adversely affect the value of the merger consideration or could delay or prevent the consummation of the merger.
The market price of FB Financial common stock after the merger may be affected by factors different from those affecting the shares of Franklin common stock or FB Financial common stock currently.
In the merger, holders of Franklin common stock will become holders of FB Financial common stock. FB Financial’s business differs from that of Franklin. Accordingly, the results of operations of the combined company and the market price of FB Financial common stock after the completion of the merger may be affected by factors different from those currently affecting the independent results of operations of each of FB Financial and Franklin. For a discussion of the businesses of FB Financial and Franklin and of certain factors to consider in connection with those businesses, see the documents incorporated by reference in this joint proxy statement/prospectus and referred to under “Where You Can Find More Information” beginning on page 139.
FB Financial and Franklin are expected to incur substantial costs related to the merger and integration.
FB Financial and Franklin have incurred and expect to incur a number of non-recurring costs associated with the merger. These costs include legal, financial advisory, accounting, consulting and other advisory fees, severance/employee benefit-related costs, public company filing fees and other regulatory fees, financial printing and other printing costs and other related costs. In addition, FB Financial and Franklin may incur significant losses resulting from the planned reduction of approximately $430 million of Franklin’s shared national credits and non-strategic healthcare and corporate loans, which planned reduction was previously disclosed in connection with the merger announcement as part of FB Financial’s plan to reduce the combined company’s exposure to this portfolio. Some of these costs are payable by either FB Financial or Franklin regardless of whether or not the merger is completed.
The combined company is expected to incur substantial costs in connection with the related integration. There are a large number of processes, policies, procedures, operations, technologies and systems that may need to be integrated, including purchasing, accounting and finance, payroll, compliance, treasury management, branch operations, vendor management, risk management, lines of business, pricing and benefits. While FB Financial and Franklin have assumed that a certain level of costs will be incurred, there are many factors beyond their control that could affect the total amount or the timing of the integration costs. Moreover, many of the costs that will be incurred are, by their nature, difficult to estimate accurately. These integration costs may result in the combined company taking charges against earnings following the completion of the merger, and the amount and timing of such charges are uncertain at present.
Combining FB Financial and Franklin may be more difficult, costly or time consuming than expected and FB Financial and Franklin may fail to realize the anticipated benefits of the merger.
The success of the merger will depend, in part, on the ability to realize the anticipated cost savings from combining the businesses of FB Financial and Franklin. To realize the anticipated benefits and cost savings from the merger, FB Financial and Franklin must successfully integrate and combine their businesses in a manner that permits those cost savings to be realized. If FB Financial and Franklin are not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected. In addition, the actual cost savings and anticipated benefits of the merger could be less than anticipated, and integration may result in additional unforeseen expenses.
FB Financial and Franklin have operated and, until the completion of the merger, must continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the companies’ ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits and cost savings of the merger. Integration efforts between the two companies may also divert management attention and resources. These integration matters could have an adverse effect on each of FB Financial and Franklin during this transition period and for an undetermined period after completion of the merger on the combined company.
The future results of the combined company following the merger may suffer if the combined company does not effectively manage its expanded operations.
Following the merger, the size of the business of the combined company will increase significantly beyond the current size of either FB Financial’s and Franklin’s business. The combined company’s future success will depend, in part, upon its ability to manage this expanded business, which may pose challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. The combined company may also face increased scrutiny from governmental authorities as a result of the significant increase in the size of its business. There can be no assurances that the combined company will be successful or that it will realize the expected operating efficiencies, cost savings, revenue enhancements or other benefits currently anticipated from the merger.
The combined company may be unable to retain FB Financial or Franklin personnel successfully after the merger is completed.
The success of the merger will depend in part on the combined company’s ability to retain the talents and dedication of key employees currently employed by FB Financial and Franklin. It is possible that these employees may decide not to remain with FB Financial or Franklin, as applicable, while the merger is pending or with the combined company after the merger is consummated. If FB Financial and Franklin are unable to retain key employees, including management, who are critical to the successful integration and future operations of the companies, FB Financial and Franklin could face disruptions in their operations, loss of existing customers, loss of key information, expertise or know-how and unanticipated additional recruitment costs. In addition, if key employees terminate their employment, the combined company’s business activities may be adversely affected and management’s attention may be diverted from successfully integrating FB Financial and Franklin to hiring suitable replacements, all of which may cause the combined company’s business to suffer. In addition, FB Financial and Franklin may not be able to locate or retain suitable replacements for any key employees who leave either company. For more information, see the section entitled “The Merger—Governance of the Combined Company After the Merger” beginning on page 105.
Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or that could have an adverse effect on the combined company following the merger.
Before the merger and the bank merger may be completed, various approvals, consents and non-objections must be obtained from the Federal Reserve Board, the FDIC, the Tennessee Department of Financial Institutions (TDFI) and other authorities in the United States. In determining whether to grant these approvals, the regulators consider a variety of factors, including the regulatory standing of each party and the factors described under “The Merger—Regulatory Approvals” beginning on page 106. These approvals could be delayed or not obtained at all, including due to: an adverse development in either party’s regulatory standing, or any other factors considered by regulators in granting such approvals; governmental, political or community group inquiries, investigations or opposition; or changes in legislation or the political environment.

The approvals that are granted may impose terms and conditions, limitations, obligations or costs, or place restrictions on the conduct of the combined company’s business or require changes to the terms of the transactions contemplated by the merger agreement. There can be no assurance that regulators will not impose any such conditions, limitations, obligations or restrictions and that such conditions, limitations, obligations or restrictions will not have the effect of delaying the completion of any of the transactions contemplated by the merger agreement, imposing additional material costs on or materially limiting the revenues of the combined company following the merger or otherwise reduce the anticipated benefits of the merger if the merger were consummated successfully within the expected timeframe. In addition, there can be no assurance that any such conditions, limitations, obligations or restrictions will not result in the delay or abandonment of the merger. Additionally, the completion of the merger is conditioned on the absence of certain orders, injunctions or decrees by any court or regulatory agency of competent jurisdiction that would prohibit or make illegal the completion of any of the transactions contemplated by the merger agreement.
Despite the parties’ commitments to use their reasonable best efforts to respond to any request for information and resolve any objection that may be asserted by any governmental entity with respect to the merger agreement, under the terms of the merger agreement, neither FB Financial nor Franklin is required to take any action or agree to any condition or restriction in connection with obtaining these approvals that would reasonably be expected to have a material adverse effect on the combined company and its subsidiaries, taken as a whole, after giving effect to the merger. See the section entitled “The Merger—Regulatory Approvals” beginning on page 106.
The unaudited pro forma combined financial information included in this joint proxy statement/prospectus are preliminary and the actual financial condition and results of operations of the combined company after the merger may differ materially.
The unaudited pro forma combined financial information in this joint proxy statement/prospectus are presented for illustrative purposes only and are not necessarily indicative of what the combined company’s actual financial condition or results of operations would have been had the merger been completed on the dates indicated. The unaudited pro forma combined financial information reflect adjustments, which are based upon preliminary estimates, to record the FB Financial identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The fair value estimates reflected in this joint proxy statement/prospectus is preliminary, and final amounts will be based upon the actual consideration and the fair value of the assets and liabilities of FB Financial as of the date of the completion of the merger. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this joint proxy statement/prospectus. For more information, see the section entitled “Unaudited Pro Forma Combined Condensed Consolidated Financial Information” beginning on page 28.
The opinions delivered by the respective financial advisors to FB Financial and Franklin do not and will not reflect changes in circumstances after the date of such opinions.
The FB Financial board of directors received an oral opinion from J.P. Morgan on January 17, 2020, which was subsequently confirmed in writing by delivery of J.P. Morgan’s written opinion dated January 21, 2020, and the Franklin board of directors received an opinion from Evercore on January 21, 2020. The FB Financial board of directors has not requested, and does not anticipate requesting, an update of such opinion from J.P. Morgan, and the Franklin board of directors has not requested, and does not anticipate requesting, an update of such opinion from Evercore, in each case at, or prior to, the time of the completion of the merger. Changes in the operations and prospects of FB Financial and Franklin, general market and economic conditions and other factors, many of which are beyond the control of FB Financial and Franklin, including the social, political, and economic impact of the COVID-19 pandemic as noted above, may alter the value of FB Financial or Franklin or the prices of shares of FB Financial common stock or Franklin common stock by the time the merger will be completed. The opinions do not speak as of the time the merger will be completed or as of any date other than the date of the opinions. A copy of the J.P. Morgan and Evercore opinions are included as  Annex B  and  Annex C , respectively, to this joint proxy statement/prospectus. For a description of the opinion that FB Financial received from its financial advisor, please refer to “ The Merger—Opinion of FB Financial’s Financial Advisor ” beginning on page 90. For a description of the opinion that Franklin received from its financial advisor, please refer to “ The Merger—Opinion of Franklin’s Financial Advisor ” beginning on page 75 .
Certain of Franklin’s directors and executive officers may have interests in the merger that may differ from the interests of holders of Franklin common stock.
Holders of Franklin common stock should be aware that some of Franklin’s directors and executive officers may have interests in the merger and have arrangements that are different from, or in addition to, those of holders of Franklin common stock generally. These interests and arrangements may create potential conflicts of interest. The Franklin board of directors was aware of these respective interests and considered these interests, among other matters, when making their decisions to approve the merger agreement, and in recommending that shareholders vote to approve the merger agreement. For a more complete description of these interests, please see the section entitled “The Merger—Interests of Franklin’s Directors and Executive Officers in the Merger” beginning on page 99.
Termination of the merger agreement could negatively affect FB Financial or Franklin.
If the merger agreement is not completed for any reason, including as a result of FB Financial shareholders failing to approve the FB Financial share issuance proposal or Franklin shareholders failing to approve the Franklin merger proposal, there may be various adverse consequences and FB Financial and/or Franklin may experience negative reactions from the financial markets and from their respective customers and employees. For example, FB Financial’s or Franklin’s businesses may have been affected adversely by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger. Additionally, if the merger agreement is terminated, the market price of FB Financial’s or Franklin’s common stock could decline to the extent that the current market prices reflect a market assumption that the merger will be completed. If the merger agreement is terminated under certain circumstances, either FB Financial or Franklin may be required to pay a termination fee of $21.4 million to the other party.
Additionally, each of FB Financial and Franklin has incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement, including certain outside costs relating to integration preparation, as well as the costs and expenses of filing, printing and mailing this joint proxy statement/prospectus, and all filing and other fees paid to the SEC in connection with the merger. If the merger is not completed, FB Financial and Franklin would have to pay these expenses without realizing the expected benefits of the merger. Furthermore, any credit losses, including losses suffered by Franklin in connection with the planned exit of its shared national credits and non-strategic healthcare and corporate loan portfolio, may have a more material and adverse effect on Franklin’s stock price in the event the merger is not consummated than if the merger is consummated given the intended loan mark that FB Financial intends to take on Franklin’s loan portfolio in connection with its purchase accounting for the merger.
FB Financial and Franklin will be subject to business uncertainties and contractual restrictions while the merger is pending.
Uncertainty about the effect of the merger on employees and customers may have an adverse effect on FB Financial or Franklin. These uncertainties may impair FB Financial’s or Franklin’s ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with FB Financial or Franklin to seek to change existing business relationships with FB Financial or Franklin. In addition, subject to certain exceptions, FB Financial and Franklin have agreed to operate their respective businesses in the ordinary course prior to closing, which could cause FB Financial or Franklin to be unable to pursue other beneficial opportunities that may arise prior to the completion of the merger. See the section entitled “The Merger Agreement—Covenants and Agreements” beginning on page 114 for a description of the restrictive covenants applicable to FB Financial and Franklin.

The shares of FB Financial common stock to be received by holders of Franklin common stock as a result of the merger will have different rights from the shares of Franklin common stock.
In the merger, holders of Franklin common stock will become holders of FB Financial common stock and their rights as shareholders will be governed by Tennessee law and the governing documents of the combined company. The rights associated with FB Financial common stock are different from the rights associated with Franklin common stock. See the section entitled “Comparison of Shareholders’ Rights” beginning on page 131 for a discussion of the different rights associated with FB Financial common stock.
Holders of FB Financial common stock and Franklin common stock will have a reduced ownership and voting interest in the combined company after the merger and will exercise less influence over management.
Holders of FB Financial common stock and Franklin common stock currently have the right to vote in the election of the board of directors and on other matters affecting FB Financial and Franklin, respectively. When the merger is completed, each holder of Franklin common stock who receives shares of FB Financial common stock will become a holder of common stock of the combined company, with a percentage ownership of the combined company that is smaller than the holder’s percentage ownership of Franklin. Based on the number of shares of FB Financial and Franklin common stock outstanding as of the close of business on the respective record dates, and based on the number of shares of FB Financial common stock expected to be issued in the merger, the former holders of Franklin common stock, as a group, are estimated to own approximately 32% of the fully diluted shares of the combined company immediately after the merger and current holders of FB Financial common stock as a group are estimated to own approximately 68% of the fully diluted shares of the combined company immediately after the merger. Because of this, holders of Franklin common stock may have less influence on the management and policies of the combined company than they now have on the management and policies of Franklin, and holders of FB Financial common stock may have less influence on the management and policies of the combined company than they now have on the management and policies of FB Financial.
Shareholder litigation could prevent or delay the closing of the merger or otherwise negatively affect the business and operations of FB Financial and Franklin.
FB Financial and Franklin may incur costs in connection with the defense or settlement of any shareholder lawsuits filed in connection with the merger. Such litigation could have an adverse effect on the financial condition and results of operations of FB Financial and Franklin and could prevent or delay the consummation of the merger. For more information, please see the section entitled "Litigation Relating to the Merger" beginning on page 108.
FB Financial and Franklin may waive one or more of the conditions to the merger without re-soliciting shareholder approval for the merger.
Each of the conditions to the obligations of FB Financial and Franklin to complete the merger may be waived, in whole or in part, to the extent permitted by applicable law, by agreement of FB Financial and Franklin, if the condition is a condition to both parties’ obligation to complete the merger, or by the party for which such condition is a condition of its obligation to complete the merger. The boards of directors of FB Financial and Franklin may evaluate the materiality of any such waiver to determine whether amendment of this joint proxy statement/prospectus and re-solicitation of proxies are necessary. FB Financial and Franklin, however, generally do not expect any such waiver to be significant enough to require re-solicitation of shareholders. In the event that any such waiver is not determined to be significant enough to require re-solicitation of shareholders, the companies will have the discretion to complete the merger without seeking further shareholder approval.
The merger agreement limits Franklin’s respective ability to pursue alternatives to the merger and may discourage other companies from trying to acquire Franklin.
The merger agreement contains “no shop” covenants that restrict Franklin’s ability to, directly or indirectly, initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to any acquisition proposal, engage or participate in any negotiations with any person concerning any acquisition proposal, provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to any acquisition proposal, subject to certain exceptions, or, unless the merger agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement in connection with or relating to any acquisition proposal.
The merger agreement further provides that, during the 12-month period following the termination of the merger agreement under specified circumstances, including the entry into a definitive agreement or consummation of a transaction with respect to an alternative acquisition proposal, Franklin may be required to pay FB Financial a cash termination fee equal to $21.4 million. See the section entitled “The Merger Agreement—Termination Fee” beginning on page 123.
These provisions could discourage a potential third-party acquirer that might have an interest in acquiring all or a significant portion of Franklin from considering or proposing that acquisition.
The combined company may have over $10 billion in total consolidated assets as a result of the merger, which will lead to increased regulation.
Upon consummation of the merger, and as of December 31, 2019 on a pro forma basis giving effect to the merger, the combined company may have approximately $10 billion in total consolidated assets. Accordingly, the combined company will become subject to certain regulations that apply only to depository institution holding companies or depository institutions with total consolidated assets of $10 billion or more.
Debit card interchange fee restrictions set forth in Section 1075 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, which is known as the Durbin Amendment, as implemented by regulations of the Federal Reserve Board, cap the maximum debit interchange fee that a debit card issuer may receive per transaction at the sum of $0.21 plus five basis points. A debit card issuer that adopts certain fraud prevention procedures may charge an additional $0.01 per transaction. Debit card issuers with total consolidated assets of less than $10 billion, which currently includes FB Financial and Franklin, are exempt from these interchange fee restrictions. The exemption for small issuers ceases to apply as of July 1st of the year following the calendar year in which the debit card issuer has total consolidated assets of $10 billion or more at calendar year-end. As a result, if the bank merger is consummated in 2020, the combined company will become subject to the interchange restrictions of the Durbin Amendment beginning July 1, 2021.
There are other regulatory requirements that apply to insured depository institution holding companies and insured depository institutions with total consolidated assets of $10 billion or more. These include, but are not limited to an institution with total consolidated assets of $10 billion or more no longer being entitled to benefit from the FDIC’s offset of the effect of the increase in the statutory minimum Deposit Insurance Fund reserve ratio to 1.35% from the former statutory minimum of 1.15% that is required for institutions with assets of less than $10 billion by the Dodd-Frank Wall Street Reform and Consumer Protection Act.
In addition, Congress and/or regulatory agencies may impose new requirements or surcharges on these institutions in the future. The Economic Growth, Regulatory Reform, and Consumer Protection Act, which was enacted on May 24, 2018, includes provisions that, as they are implemented, relieve banking organizations with total consolidated assets of less than $10 billion (and that satisfy certain other conditions) from risk-based capital requirements, restrictions on proprietary trading and investment and sponsorship in hedge funds and private equity funds known as the Volcker Rule, and certain other regulatory requirements. Once the combined company has total consolidated assets of $10 billion or more, the combined company will no longer qualify for any of the foregoing relief.
There can be no assurance that the benefits of the merger will outweigh the regulatory costs resulting from the combined company having total consolidated assets of $10 billion or more.

The merger and subsequent merger of Franklin into the combined company, taken together, may fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.
Each of FB Financial and Franklin intends and expects the merger and the upstream merger, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the obligation of each of FB Financial and Franklin to complete the merger is conditioned upon the receipt, by each company, of a U.S. federal income tax opinion to the effect that the merger and the upstream merger, taken together, will qualify as a reorganization within the meaning of Section 368(a) of the Code, from FB Financial’s and Franklin’s respective tax counsels. These tax opinions represent the legal judgment of counsel rendering the opinion and are not binding on the Internal Revenue Service (“IRS”) or the courts. If the merger and the upstream merger, taken together, were to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code, then the merger would be treated as a taxable sale of the stock of Franklin by the Franklin shareholders to FB Financial followed by a tax-free liquidation of Franklin. Generally, the deemed sale of the stock of Franklin by the Franklin shareholders would result in gain or loss equal to the difference between (1) the fair market value of the merger consideration and (2) the adjusted tax basis in the shares of Franklin common stock surrendered in exchange therefor. This gain or loss generally would be capital gain or loss and will be long-term capital gain or loss if the selling shareholder's holding period for the shares of Franklin common stock surrendered exceeds one year. Long-term capital gain of non-corporate taxpayers, including individuals, is generally taxed at preferential rates. The deductibility of capital losses may be subject to limitations. The consequences of the merger to any particular shareholder will depend on that shareholder’s individual situation. We strongly urge you to consult your own tax advisor to determine the particular tax consequences of the merger to you.
Risks Relating to FB Financial’s Business
You should read and consider risk factors specific to FB Financial’s business that will also affect the combined company after the merger. These risks are described in the sections entitled “Risk Factors” in FB Financial’s Annual Report on Form 10-K for the year ended December 31, 2019 and in other documents incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 139 of this joint proxy statement/prospectus for the location of information incorporated by reference into this joint proxy statement/prospectus.
Risks Relating to Franklin’s Business
You should read and consider risk factors specific to Franklin’s business that will also affect the combined company after the merger. These risks are described in the sections entitled “Risk Factors” in Franklin’s Annual Report on Form 10-K for the year ended December 31, 2019 and in other documents incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 139 of this joint proxy statement/prospectus for the location of information incorporated by reference into this joint proxy statement/prospectus.
Franklin shareholders will not have appraisal or dissenters’ rights in the merger.
Appraisal or dissenters’ rights are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. Under Tennessee corporate law, a shareholder may not dissent from a merger as to shares that are listed on a national securities exchange.
Pursuant to Tennessee corporate law, holders of Franklin common stock will not be entitled to dissenters’ or appraisal rights in the merger with respect to their shares of Franklin common stock because Franklin common stock is listed on the NYSE, a national securities exchange.

THE FB FINANCIAL SPECIAL MEETING
This section contains information for holders of FB Financial common stock about the special meeting that FB Financial has called to allow holders of FB Financial common stock to consider and vote on the share issuance and other related matters. This joint proxy statement/prospectus is accompanied by a notice of the special meeting of holders of FB Financial common stock and a form of proxy card that the FB Financial board of directors is soliciting for use by the holders of FB Financial common stock at the special meeting and at any adjournments or postponements of the special meeting.
Date, Time and Place of the Meeting
The FB Financial special meeting will be held on June 15, 2020 at 211 Commerce Street, Nashville, Tennessee 37201, at 10:00 a.m. local time.
Matters to Be Considered
At the FB Financial special meeting, holders of FB Financial common stock will be asked to consider and vote upon the following proposals:

•	the FB Financial share issuance proposal; and

•	the FB Financial adjournment proposal.
Recommendation of FB Financial’s Board of Directors
The FB Financial board of directors unanimously recommends that you vote “FOR” the FB Financial share issuance proposal and “FOR” the FB Financial adjournment proposal. See “The Merger—FB Financial’s Reasons for the Merger; Recommendation of FB Financial’s Board of Directors” beginning on page 87 for a more detailed discussion of the FB Financial board of directors’ recommendation.
Record Date and Quorum
The FB Financial board of directors has fixed the close of business on April 29, 2020 as the record date for determination of holders of FB Financial common stock entitled to notice of and to vote at the FB Financial special meeting. On the record date for the FB Financial special meeting, there were [    ] shares of FB Financial common stock outstanding.
Holders of a majority of shares of FB Financial common stock outstanding on the record date and entitled to vote at the FB Financial special meeting must be present, either in person or by proxy, to constitute a quorum at the FB Financial special meeting. If you fail to submit a proxy at the FB Financial special meeting or attend or vote in person at the FB Financial special meeting, your shares of FB Financial common stock will not be counted towards a quorum. Abstentions are considered present for purposes of establishing a quorum.
Under FB Financial’s bylaws, if a quorum is not present at the FB Financial special meeting, any officer entitled to preside at the meeting will have the power to adjourn the meeting from time to time until a quorum is present.
At the FB Financial’s special meeting, each share of FB Financial common stock is entitled to one vote on all matters properly submitted to holders of FB Financial common stock.
As of the record date, FB Financial directors and executive officers and their affiliates owned and were entitled to vote approximately [    ] shares of FB Financial common stock, representing approximately [    ] percent ([    ]%) of the outstanding shares of FB Financial common stock. In addition, Mr. James W. Ayers, FB Financial’s Executive Chairman and the largest shareholder of FB Financial, owned and was entitled to vote approximately [    ]

shares of FB Financial common stock as of the close of business on the record date for the FB Financial special meeting. Mr. James W. Ayers has entered into a voting agreement with Franklin, solely in his capacity as a shareholder of FB Financial, pursuant to which he has agreed, among other things, to vote in favor of the FB Financial share issuance proposal and the FB Financial adjournment proposal, as well as certain other customary restrictions with respect to the voting of his shares of FB Financial common stock. We currently expect that the other FB Financial’s directors and executive officers, excluding Mr. James W. Ayers, will vote their shares in favor of the merger agreement and the other proposals to be considered at the FB Financial special meeting, although none of them has entered into any agreements obligating them to do so.
Broker Non-Votes
A broker non-vote occurs when a bank, broker, trustee or other nominee is not permitted to vote on a “non-routine” matter without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the bank, broker, trustee or other nominee with such instructions. Broker non-votes only count toward a quorum if at least one proposal is presented with respect to which the bank, broker, trustee or other nominee has discretionary authority. It is expected that all proposals to be voted on at the FB Financial special meeting will be “non-routine” matters, and, as such, broker non-votes, if any, will not be counted as present and entitled to vote for purposes of determining a quorum at the FB Financial special meeting. If your bank, broker, trustee or other nominee holds your shares of FB Financial common stock in “street name,” such entity will vote your shares of FB Financial common stock only if you provide instructions on how to vote by complying with the voter instruction form sent to you by your bank, broker, trustee or other nominee with this joint proxy statement/prospectus.
Vote Required; Treatment of Abstentions; Broker Non-Votes and Failure to Vote
FB Financial share issuance proposal:

•
Vote required: Approval of the FB Financial share issuance proposal requires the affirmative vote of a majority of the votes cast by the holders of FB Financial common stock present in person or represented by proxy at the FB Financial special meeting.

•
Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote in person at the FB Financial special meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the FB Financial share issuance proposal, you will not be deemed to have cast a vote with respect to the FB Financial share issuance proposal and it will have no effect on the FB Financial share issuance proposal.

FB Financial adjournment proposal:

•
Vote required: Approval of the FB Financial adjournment proposal requires the affirmative vote of a majority of votes cast by the holders of FB Financial common stock present in person or represented by proxy at the FB Financial special meeting.

•
Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote in person at the FB Financial special meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the FB Financial adjournment proposal, you will not be deemed to have cast a vote with respect to the FB Financial adjournment proposal and it will have no effect on the FB Financial adjournment proposal.

Attending the Special Meeting
Your proxy card is your admission ticket. When you arrive at the FB Financial special meeting, you will be asked to present photo identification, such as a driver’s license. If you are a beneficial owner of FB Financial common stock held by a bank, broker, trustee or other nominee, you will need proof of ownership to be admitted to the meeting. A recent brokerage statement or a letter from a bank or broker are examples of proof of ownership. If you want to vote your FB Financial common stock held in nominee name in person, you must get a “legal proxy” in your name from the bank, broker, trustee or other nominee that holds your shares. FB Financial reserves the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification. The use of cameras, sound recording equipment, communications devices or any similar equipment during the FB Financial special meeting is prohibited without FB Financial’s express written consent.
Proxies
A holder of FB Financial common stock may vote by proxy or in person at the FB Financial special meeting. If you hold your shares of FB Financial common stock in your name as a holder of record, to submit a proxy, you, as a holder of FB Financial common stock, may use one of the following methods:

•	By telephone: by calling the toll-free number indicated on the accompanying proxy card and following the recorded instructions.

•	Through the internet: by visiting the website indicated on the accompanying proxy card and following the instructions.

•	By completing and returning the accompanying proxy card in the enclosed postage-paid envelope. The envelope requires no additional postage if mailed in the United States.
If you intend to submit your proxy by telephone or via the internet, you must do so by 11:00 p.m. central time on the day before the FB Financial special meeting. If you intend to submit your proxy by mail, your completed proxy card must be received prior to the FB Financial special meeting.
FB Financial requests that holders of FB Financial common stock vote by telephone, over the internet or by completing and signing the accompanying proxy card and returning it to FB Financial as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy card is returned properly executed, the shares of FB Financial common stock represented by it will be voted at the FB Financial special meeting in accordance with the instructions contained on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the FB Financial share issuance proposal and “FOR” the FB Financial adjournment proposal.
If a holder’s shares are held in “street name” by a bank, broker, trustee or other nominee, the holder should check the voting form used by that firm to determine whether the holder may vote by telephone or the internet.
Every vote is important. Accordingly, you should sign, date and return the enclosed proxy card, or vote via the internet or by telephone, whether or not you plan to attend the FB Financial special meeting in person. Sending in your proxy card or voting by telephone or on the internet will not prevent you from voting your shares personally at the meeting because you may subsequently revoke your proxy.
Shares Held in Street Name
If your shares are held in “street name” through a bank, broker, trustee or other nominee, you must instruct the bank, broker, trustee or other nominee on how to vote your shares. Your broker, bank or other nominee will vote your shares only if you provide specific instructions on how to vote by following the instructions provided to you by your bank, broker, trustee or other nominee.
You may not vote shares held in a brokerage or other account in “street name” by returning a proxy card directly to FB Financial or by voting in person at the FB Financial special meeting unless you provide a signed “legal proxy” giving you the right to vote the shares, which you must obtain from your bank, broker, trustee or other nominee. If you choose to vote your shares in street name in person at the FB Financial special meeting, please bring that signed legal proxy along proof of identification.

Further, banks, brokers, trustees or other nominees who hold shares of FB Financial common stock on behalf of their customers may not give a proxy to FB Financial to vote those shares with respect to any non-routine matters without specific instructions from you, as banks, brokers, trustees and other nominees do not have discretionary voting power on any non-routine matters that will be voted upon at the FB Financial special meeting, including the FB Financial share issuance proposal and the FB Financial adjournment proposal.
Revocability of Proxies
If you are a holder of FB Financial common stock of record, you may revoke your proxy at any time before it is voted by:

•	submitting a written notice of revocation to FB Financial’s corporate secretary;

•	granting a subsequently dated proxy;

•	voting by telephone or the internet at a later time, before 11:00 p.m. central time on the day before the FB Financial special meeting; or

•	attending in person and voting at the FB Financial special meeting.
If you hold your shares of FB Financial common stock through a bank, broker, trustee or other nominee, you should contact your bank, broker, trustee or other nominee to change your vote.
Attendance at the FB Financial special meeting will not in and of itself constitute revocation of a proxy. A revocation or later-dated proxy received by FB Financial after the vote will not affect the vote. FB Financial’s corporate secretary’s mailing address is: Corporate Secretary, FB Financial Corporation, 211 Commerce Street, Suite 300, Nashville, Tennessee 37201. If the FB Financial special meeting is postponed or adjourned, it will not affect the ability of holders of FB Financial common stock of record as of the record date to exercise their voting rights or to revoke any previously-granted proxy using the methods described above.
Delivery of Proxy Materials
As permitted by applicable law, only one copy of this joint proxy statement/prospectus is being delivered to holders of FB Financial common stock residing at the same address, unless such holders of FB Financial common stock have notified FB Financial of their desire to receive multiple copies of the joint proxy statement/prospectus.
If you hold shares of both FB Financial common stock and Franklin common stock, you will receive two separate packages of proxy materials.
FB Financial will promptly deliver, upon oral or written request, a separate copy of the joint proxy statement/prospectus to any holder of FB Financial common stock residing at an address to which only one copy of such document was mailed.
Requests in this regard should be addressed to:

FB Financial Corporation
Attn: Investor Relations
211 Commerce Street, Suite 300
Nashville, Tennessee 37201

Solicitation of Proxies
FB Financial will pay all of the expenses incurred in connection with the printing and mailing of this joint proxy statement/prospectus. No additional compensation will be paid to FB Financial’s directors, officers or employees for solicitation.
Other Matters to Come Before the FB Financial Special Meeting
FB Financial management knows of no other business to be presented at the FB Financial special meeting, but if any other matters are properly presented to the meeting or any adjournments thereof, the persons named in the proxies will vote upon them in accordance with the board of directors’ recommendations.
Assistance
If you need assistance in completing your proxy card, have questions regarding FB Financial’s special meeting or would like additional copies of this joint proxy statement/prospectus, please contact FB Financial’s Investor Relations Department at (615) 564-1212.

FB FINANCIAL PROPOSALS
Proposal 1: FB Financial Share Issuance Proposal
FB Financial is asking holders of FB Financial common stock to approve the issuance of FB Financial common stock to Franklin shareholders in connection with the merger pursuant to the merger agreement. Holders of FB Financial common stock should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.
After careful consideration, the FB Financial board of directors, by a unanimous vote of all directors, determined that the merger, the merger agreement, the FB Financial share issuance and the transactions contemplated by the merger agreement are advisable and in the best interests of FB Financial and its shareholders and unanimously adopted and approved the merger agreement, the merger and the other transactions contemplated by the merger agreement. See “The Merger—FB Financial’s Reasons for the Merger; Recommendation of FB Financial’s Board of Directors” beginning on page 87 for a more detailed discussion of the FB Financial board of directors’ recommendation.
The FB Financial board of directors unanimously recommends a vote “FOR” the FB Financial share issuance proposal.
Proposal 2: FB Financial Adjournment Proposal
The FB Financial special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the FB Financial special meeting to approve the FB Financial share issuance proposal or the FB Financial authorized share count proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to holders of FB Financial common stock.
If, at the FB Financial special meeting, the number of shares of FB Financial common stock present or represented and voting in favor of the FB Financial share issuance proposal is insufficient to approve the FB Financial share issuance proposal, FB Financial intends to move to adjourn the FB Financial special meeting in order to enable the FB Financial board of directors to solicit additional proxies for approval of the FB Financial share issuance proposal. In that event, FB Financial will ask holders of FB Financial common stock to vote upon the FB Financial adjournment proposal, but not the FB Financial share issuance proposal.
In this proposal, FB Financial is asking holders of FB Financial common stock to authorize the holder of any proxy solicited by the FB Financial board of directors on a discretionary basis to vote in favor of adjourning the FB Financial special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from holders of FB Financial common stock who have previously voted. Pursuant to the FB Financial bylaws, the FB Financial special meeting may be adjourned from time to time until a quorum is present.
The approval of the FB Financial adjournment proposal by holders of FB Financial common stock is not a condition to the completion of the merger.
The FB Financial board of directors unanimously recommends a vote “FOR” the FB Financial adjournment proposal.

THE FRANKLIN SPECIAL MEETING
This section contains information for holders of Franklin common stock about the special meeting that Franklin has called to allow holders of Franklin common stock to consider and vote on the merger agreement and other related matters. This joint proxy statement/prospectus is accompanied by a notice of the special meeting of holders of Franklin common stock and a form of proxy card that the Franklin board of directors is soliciting for use by the holders of Franklin common stock at the special meeting and at any adjournments or postponements of the special meeting.
Date, Time and Place of the Meeting
The Franklin special meeting will be held on June 15, 2020 at the main office of Franklin Synergy Bank in the Musgrove Auditorium, which is located at 722 Columbia Avenue, Franklin, Tennessee 37064, at 10:00 a.m. local time.
Matters to Be Considered
At the Franklin special meeting, holders of Franklin common stock will be asked to consider and vote upon the following proposals:

•	the Franklin merger proposal;

•	the Franklin compensation proposal; and

•	the Franklin adjournment proposal.
Recommendation of Franklin’s Board of Directors
The Franklin board of directors unanimously recommends that you vote “FOR” the Franklin merger proposal, “FOR” the Franklin compensation proposal and “FOR” the Franklin adjournment proposal. See “The Merger—Franklin’s Reasons for the Merger; Recommendation of Franklin’s Board of Directors” beginning on page 71 for a more detailed discussion of the Franklin board of directors’ recommendation.
Record Date and Quorum
The Franklin board of directors has fixed the close of business on April 27, 2020 as the record date for determination of holders of Franklin common stock entitled to notice of and to vote at the Franklin special meeting. On the record date for the Franklin special meeting, there were [    ] shares of Franklin common stock outstanding.
Holders of a majority of the shares of Franklin common stock issued and outstanding on the record date and entitled to vote at the Franklin special meeting must be present, either in person or by proxy, to constitute a quorum at the Franklin special meeting. If you fail to submit a proxy at the Franklin special meeting or attend or vote in person at the Franklin special meeting, your shares of Franklin common stock will not be counted towards a quorum. Abstentions are considered present for purposes of establishing a quorum.
Under Franklin’s bylaws, a meeting may be adjourned despite the absence of a quorum and notice of an adjourned meeting need not be given if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken.
At the Franklin special meeting, each share of Franklin common stock is entitled to one vote on all matters properly submitted to holders of Franklin common stock.
As of the record date, Franklin directors and executive officers and their affiliates owned and were entitled to vote approximately [    ] shares of Franklin common stock, representing approximately [      ] percent ([      ]%) of

the outstanding shares of Franklin common stock. Each Franklin director has entered into a voting agreement with FB Financial, solely in his or her capacity as a shareholder of Franklin, pursuant to which he or she has agreed, among other things, to vote in favor of the Franklin merger proposal, as well as certain other customary restrictions with respect to the transfer and voting of his or her shares of Franklin common stock.
Broker Non-Votes
A broker non-vote occurs when a bank, broker, trustee or other nominee is not permitted to vote on a “non-routine” matter without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the bank, broker, trustee or other nominee with such instructions. Broker non-votes only count toward a quorum if at least one proposal is presented with respect to which the bank, broker, trustee or other nominee has discretionary authority. It is expected that all proposals to be voted on at the Franklin special meeting will be “non-routine” matters, and, as such, broker non-votes, if any, will not be counted as present and entitled to vote for purposes of determining a quorum at the Franklin special meeting. If your bank, broker, trustee or other nominee holds your shares of Franklin common stock in “street name,” such entity will vote your shares of Franklin common stock only if you provide instructions on how to vote by complying with the voter instruction form sent to you by your bank, broker, trustee or other nominee with this joint proxy statement/prospectus.
Vote Required; Treatment of Abstentions; Broker Non-Votes and Failure to Vote
Franklin merger proposal:

•	Vote required: Approval of the Franklin merger proposal requires the affirmative vote of a majority of the outstanding shares of Franklin common stock entitled to vote on the merger agreement.

•
Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote in person at the Franklin special meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the Franklin merger proposal, it will have the same effect as a vote “AGAINST” the Franklin merger proposal.

Franklin compensation proposal:

•
Vote required: Approval of the Franklin compensation proposal requires the affirmative vote of a majority of the shares of Franklin common stock represented in person or by proxy at the Franklin special meeting.

•
Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy or attend the Franklin special meeting and abstain from voting it will have the same effect as a vote “AGAINST” the Franklin compensation proposal.  If you fail to submit a proxy or vote in person at the Franklin special meeting or fail to instruct your bank, broker, trustee or other nominee how to vote your shares, you will not be deemed to have been represented in person or by proxy at the Franklin special meeting and it will have no effect on the Franklin compensation proposal.

Franklin adjournment proposal:

•
Vote required: Approval of the Franklin adjournment proposal requires the affirmative vote of a majority of the shares of Franklin common stock represented in person or by proxy at the Franklin special meeting.

•
Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy or attend the Franklin special meeting and abstain from voting it will have the same effect as a vote “AGAINST” the Franklin adjournment proposal.  If you fail to submit a proxy or vote in person at the Franklin special meeting or fail to instruct your bank, broker, trustee or other nominee how to vote your shares, you will not be deemed to have been represented in person or by proxy at the Franklin special meeting and it will have no effect on the Franklin compensation proposal.
Attending the Special Meeting
Your proxy card is your admission ticket. When you arrive at the Franklin special meeting, you will be asked to present photo identification, such as a driver’s license. If you are a beneficial owner of Franklin common stock held by a bank, broker, trustee or other nominee, you will need proof of ownership to be admitted to the meeting. A recent brokerage statement or a letter from a bank or broker are examples of proof of ownership. If you want to vote your Franklin common stock held in nominee name in person, you must get a “legal proxy” in your name from the bank, broker, trustee or other nominee that holds your shares. Franklin reserves the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification. The use of cameras, sound recording equipment, communications devices or any similar equipment during the Franklin special meeting is prohibited without Franklin’s express written consent.
Proxies
A holder of Franklin common stock may vote by proxy or in person at the Franklin special meeting. If you hold your shares of Franklin common stock in your name as a holder of record, to submit a proxy, you, as a holder of Franklin common stock, may use one of the following methods:

•	By telephone: by calling the toll-free number indicated on the accompanying proxy card and following the recorded instructions.

•	Through the internet: by visiting the website indicated on the accompanying proxy card and following the instructions.

•	By completing and returning the accompanying proxy card in the enclosed postage-paid envelope. The envelope requires no additional postage if mailed in the United States.
If you intend to submit your proxy by telephone or via the internet, you must do so by [    ] on the day before the Franklin special meeting. If you intend to submit your proxy by mail, your completed proxy card must be received prior to the Franklin special meeting.
Franklin requests that holders of Franklin common stock vote by telephone, over the internet or by completing and signing the accompanying proxy card and returning it to Franklin as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy card is returned properly executed, the shares of Franklin common stock represented by it will be voted at the Franklin special meeting in accordance with the instructions contained on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the Franklin merger proposal, “FOR” the Franklin compensation proposal and “FOR” the Franklin adjournment proposal.
If a holder’s shares are held in “street name” by a bank, broker, trustee or other nominee, the holder should check the voting form used by that firm to determine whether the holder may vote by telephone or the internet.
Every vote is important. Accordingly, you should sign, date and return the enclosed proxy card, or vote via the internet or by telephone, whether or not you plan to attend the Franklin special meeting in person. Sending in your proxy card or voting by telephone or on the internet will not prevent you from voting your shares personally at the meeting because you may subsequently revoke your proxy.
Shares Held in Street Name
If your shares are held in “street name” through a bank, broker, trustee or other nominee, you must instruct the broker, bank or other nominee on how to vote your shares. Your bank, broker, trustee or other nominee will vote your shares only if you provide specific instructions on how to vote by following the instructions provided to you by your broker, bank or other nominee. You may not vote shares held in a brokerage or other account “street name” by returning a proxy card directly to Franklin or by voting in person at the Franklin special meeting unless you provide a signed “legal proxy” giving you the right to vote the shares, which you must obtain from your bank, broker, trustee or other nominee. If you choose to vote your shares in street name in person at the Franklin special meeting, please bring that signed legal proxy along with proof of identification.
Further, banks, brokers, trustees or other nominees who hold shares of Franklin common stock on behalf of their customers may not give a proxy to Franklin to vote those shares with respect to any non-routine matters without specific instructions from you, as banks, brokers, trustees and other nominees do not have discretionary voting power on any non-routine matters that will be voted upon at the Franklin special meeting, including the Franklin merger proposal, the Franklin compensation proposal and the Franklin adjournment proposal.
Revocability of Proxies
If you are a holder of Franklin common stock of record, you may revoke your proxy at any time before it is voted by:

•	submitting a written notice of revocation to Franklin’s corporate secretary;

•	granting a subsequently dated proxy;

•	voting by telephone or the internet at a later time, before [ ] on the day before the Franklin special meeting; or

•	attending in person and voting at the Franklin special meeting.
If you hold your shares of Franklin common stock through a bank, broker, trustee or other nominee, you should contact your bank, broker, trustee or other nominee to change your vote.
Attendance at the Franklin special meeting will not in and of itself constitute revocation of a proxy. A revocation or later-dated proxy received by Franklin after the vote will not affect the vote. Franklin’s corporate secretary’s mailing address is: Franklin Financial Network, Inc., 722 Columbia Avenue, Franklin, Tennessee 37064, Attention: Secretary. If the Franklin special meeting is postponed or adjourned, it will not affect the ability of holders of Franklin common stock of record as of the record date to exercise their voting rights or to revoke any previously-granted proxy using the methods described above.
Delivery of Proxy Materials
As permitted by applicable law, only one copy of this joint proxy statement/prospectus is being delivered to holders of Franklin common stock residing at the same address, unless such holders of Franklin common stock have notified Franklin of their desire to receive multiple copies of the joint proxy statement/prospectus.
If you hold shares of both FB Financial common stock and Franklin common stock, you will receive two separate packages of proxy materials.
Franklin will promptly deliver, upon oral or written request, a separate copy of the joint proxy statement/prospectus to any holder of Franklin common stock residing at an address to which only one copy of such document was mailed. Requests for additional copies should be directed to Franklin's Investor Relations Department at (615) 236-2265 or Franklin’s proxy solicitor, OKAPI Partners, by calling toll free at (855) 208-8901.
.

Solicitation of Proxies
To assist in the solicitation of proxies, Franklin has retained OKAPI Partners, for a fee of $15,750 plus reimbursement of out-of-pocket expenses for their services. Franklin and its proxy solicitor will also request banks, brokers, trustees and other intermediaries holding shares of Franklin common stock beneficially owned by others to send this document to, and obtain proxies from, the beneficial owners and may reimburse such record holders for their reasonable out-of-pocket expenses in so doing. Solicitation of proxies by mail may be supplemented by telephone and other electronic means, advertisements and personal solicitation by the directors, officers or employees of Franklin. No additional compensation will be paid to Franklin’s directors, officers or employees for solicitation.
You should not send in any Franklin stock certificates with your proxy card (or, if you hold your shares in “street name” your voting instruction card). The exchange agent will mail a transmittal letter with instructions for the surrender of stock certificates to holders of Franklin common stock as soon as practicable after completion of the merger.
Other Matters to Come Before the Franklin Special Meeting
Franklin management knows of no other business to be presented at the Franklin special meeting, but if any other matters are properly presented to the meeting or any adjournments thereof, the persons named in the proxies will vote upon them in accordance with the board of directors’ recommendations.
Assistance
If you need assistance in completing your proxy card, have questions regarding Franklin’s special meeting or would like additional copies of this joint proxy statement/prospectus, please contact Franklin's Investor Relations Department at (615) 236-2265 or Franklin’s proxy solicitor, OKAPI Partners, by calling toll free at (855) 208-8901.
.

FRANKLIN PROPOSALS
Proposal 1: Franklin Merger Proposal
Franklin is asking holders of Franklin common stock to approve the merger agreement. Holders of Franklin common stock should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.
After careful consideration, the Franklin board of directors unanimously determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Franklin and its shareholders and unanimously approved and adopted the merger agreement, the merger and the other transactions contemplated by the merger agreement. See “The Merger—Franklin’s Reasons for the Merger; Recommendation of Franklin’s Board of Directors” beginning on page 71 for a more detailed discussion of the Franklin board of directors’ recommendation.
The Franklin board of directors unanimously recommends a vote “FOR” the Franklin merger proposal.
Proposal 2: Franklin Compensation Proposal
Pursuant to Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, Franklin is seeking a non-binding, advisory shareholder approval of the compensation of Franklin’s named executive officers that is based on or otherwise relates to the merger as disclosed in the section entitled “The Merger—Interests of Franklin’s Directors and Executive Officers in the Merger—Merger-Related Compensation for Franklin’s Named Executive Officers—Golden Parachute Compensation” beginning on page 102. The proposal gives holders of Franklin common stock the opportunity to express their views on the merger-related compensation of Franklin’s named executive officers.
Accordingly, Franklin is asking holders of Franklin common stock to vote “FOR” the adoption of the following resolution, on a non-binding advisory basis:
“RESOLVED, that the compensation that will or may be paid or become payable to the Franklin named executive officers, in connection with the merger, and the agreements or understandings pursuant to which such compensation will or may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in “The Merger—Interests of Franklin’s Directors and Executive Officers in the Merger—Merger-Related Compensation for Franklin’s Named Executive Officers —Golden Parachute Compensation” are hereby APPROVED.”
The vote on the advisory compensation proposal is a vote separate and apart from the votes on the Franklin merger proposal and the Franklin adjournment proposal. Accordingly, if you are a holder of Franklin common stock, you may vote to approve the Franklin merger proposal and/or the Franklin adjournment proposal and vote not to approve the Franklin compensation proposal, and vice versa. The approval of the Franklin compensation proposal by holders of Franklin common stock is not a condition to the completion of the merger. If the merger is completed, the merger-related compensation will be paid to Franklin’s named executive officers to the extent payable in accordance with the terms of the compensation agreements and arrangements even if holders of Franklin common stock fail to approve the advisory vote regarding merger-related compensation.
The Franklin board of directors unanimously recommends a vote “FOR” the advisory Franklin compensation proposal.

Proposal 3: Franklin Adjournment Proposal
The Franklin special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Franklin special meeting to approve the Franklin merger proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to holders of Franklin common stock.
If, at the Franklin special meeting, the number of shares of Franklin common stock present or represented and voting in favor of the Franklin merger proposal is insufficient to approve the Franklin merger proposal, Franklin intends to move to adjourn the Franklin special meeting in order to enable the Franklin board of directors to solicit additional proxies for approval of the Franklin merger proposal. In that event, Franklin will ask holders of Franklin common stock to vote upon the Franklin adjournment proposal, but not the Franklin merger proposal or the Franklin compensation proposal.
In this proposal, Franklin is asking holders of Franklin common stock to authorize the holder of any proxy solicited by the Franklin board of directors, on a discretionary basis, to vote in favor of adjourning the Franklin special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from holders of Franklin common stock who have previously voted. Pursuant to the Franklin bylaws, the Franklin special meeting may be adjourned without new notice being given, so long as the time and place of the reconvened special meeting is announced at the Franklin special meeting and a new record date is not set for the adjourned meeting.
The approval of the Franklin adjournment proposal by holders of Franklin common stock is not a condition to the completion of the merger.
The Franklin board of directors recommends a vote “FOR” the Franklin adjournment proposal.

INFORMATION ABOUT FB FINANCIAL
Overview
FB Financial Corporation is a bank holding company headquartered in Nashville, Tennessee. FB Financial’s wholly owned bank subsidiary, FirstBank, is the third largest Tennessee-headquartered bank, based on total assets. FirstBank provides a comprehensive suite of commercial and consumer banking services to clients in select markets primarily in Tennessee, North Alabama, and North Georgia. FB Financial footprint has 68 full-service bank branches serving the Nashville, Chattanooga (including North Georgia), Knoxville, Memphis, Jackson, and Huntsville, Alabama markets and 16 community markets throughout Tennessee and North Georgia. FirstBank also provides mortgage banking services utilizing its bank branch network and mortgage banking offices strategically located throughout the southeastern United States and a national internet delivery channel. Additionally, FirstBank provides mortgage banking services utilizing its bank branch network and mortgage banking offices strategically located throughout the southeastern United States and a national internet delivery channel.
Throughout its history, FirstBank has steadfastly maintained a community banking approach of personalized relationship-based service. As FirstBank has grown, maintaining this relationship-based approach utilizing local, talented and experienced bankers in each market has been an integral component of its success. FirstBank’s bankers utilize their local knowledge and relationships to deliver timely solutions to its clients. FirstBank empowers these bankers by giving them local decision-making authority supplemented by appropriate risk oversight. In FirstBank’s experience, business owners and operators prefer to deal with decision makers, and FirstBank’s banking model is built to place the decision maker as close to the client as possible. FirstBank has designed its operations, technology, and centralized risk oversight processes to specifically support its operating model. FirstBank deploys this operating model universally in each of its markets, regardless of size. We believe we have a competitive advantage in our markets versus both smaller community banks and larger regional and national banks. FirstBank’s robust offering of products, services and capabilities differentiates it from community banks and FirstBank’s significant local market knowledge, client service level and the speed with which it is able to make decisions and deliver its services to customers differentiates it from larger regional and national banks.
FirstBank seeks to leverage its operating model by focusing on profitable growth opportunities across its footprint, focused primarily on both high-growth metropolitan markets and stable and growing community markets. As a result, FirstBank is able to strategically deploy its capital across our markets to take advantage of those opportunities that it believes provide the greatest certainty of profitable growth and the highest returns.
As of December 31, 2019, FB Financial had total consolidated assets of approximately $6.1 billion, total deposits of approximately $4.9 billion, and total shareholders’ equity of approximately $0.8 billion.
The principal executive office of FB Financial Corporation and FirstBank is located at 211 Commerce Street, Suite 300, Nashville, Tennessee 37201, and the telephone number is (615) 564-1212.
FB Financial’s website is located at www.firstbankonline.com. The information provided on FB Financial’s website is not a part of this joint proxy statement/prospectus and therefore is not incorporated by reference into this joint proxy statement/prospectus.
Listing and trading market for common stock
FB Financial’s common stock trades on the NYSE under the symbol “FBK.”
Additional information about FB Financial and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 139.

INFORMATION ABOUT FRANKLIN
Overview
Franklin Financial Network, Inc. is a financial holding company headquartered in Franklin, Tennessee. Through Franklin’s wholly owned bank subsidiary, Franklin Synergy Bank, a Tennessee-chartered commercial bank and a member of the Federal Reserve System, Franklin provides a full range of banking and related financial services with a focus on service to small businesses, corporate entities, local governments and individuals.
In particular, Franklin Synergy Bank provides financial services through its offices in Franklin, Brentwood, Spring Hill, Murfreesboro, Nashville, Nolensville, and Smyrna, Tennessee. Its primary deposit products are checking, savings, and certificate of deposit accounts, and its primary lending products are commercial and residential construction, commercial, installment loans and loans secured by home equity. Substantially all loans are secured by specific items of collateral including commercial and residential real estate, business assets, and consumer assets. Commercial loans are expected to be repaid by cash flow from operations of businesses. Franklin also focuses on electronic banking products such as internet banking, remote deposit capture and lockbox services and treasury management services.
Franklin operates 15 branches in Williamson, Davidson, and Rutherford counties and a loan production office within the Nashville metropolitan area. Franklin’s markets are among the most attractive, both in Tennessee, and the Southeast, and compare favorably to some of the more well-known and higher-profile markets in the U.S. Franklin believes that its focus on, and success in, growing market share in Williamson, Davidson, and Rutherford Counties will enhance its long-term value and profitability compared to financial institutions of its size in other regions of the country. The markets in which Franklin operates are characterized by strong demographics including income levels that are well above both regional and national median levels, increasing population, a growing workforce, and unemployment that tends to be below the national rate.
Franklin’s core business strategy is to cultivate strong long-term customer relationships by developing an extraordinary team of officers and employees focused on the customer experience and offering its customers a full suite of financial service products. Franklin delivers a level of personal service to its customers that it believes is superior to that of the out-of-state super-regional and national financial institutions operating in Franklin’s markets, while simultaneously managing risk and profitability by remaining selective when expanding its customer base and making loans.
By continuing to offer several value-added products and services to its customers, such as mortgage lending and wealth management, by investing in technology to improve its systems and the customer experience, and by leveraging strong relationships with consumers, professionals, local governments and businesses within Franklin’s community, Franklin believes it can gain greater market share, thereby improving its operational efficiency and increase profitability. As evidence of the success of Franklin’s strategy, Franklin’s deposit market share in Williamson County has increased from 3.4% in 2009 to a market-leading deposit share of approximately 24.99% per the FDIC’s Summary of Deposits report as of June 30, 2019, despite the presence of more institutions competing for deposits.
As of December 31, 2019, Franklin had consolidated total assets of approximately $3.9 billion, total deposits of approximately $3.2 billion and total shareholders’ equity of approximately $ 410.4 million.
The principal executive office of Franklin is located at 722 Columbia Avenue, Franklin, Tennessee 37064-2828, and our telephone number is (615) 236-2265. Franklin’s website is www.franklinsynergybank.com. The information provided on Franklin’s website is not a part of this join proxy statement/prospectus and therefore is not incorporated by reference into this joint proxy statement/prospectus.
Listing and trading market for common stock
Franklin’s common stock trades on the NYSE under the symbol “FSB.”

Additional information about Franklin and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 139.

THE MERGER
This section of the joint proxy statement/prospectus describes material aspects of the merger. This summary may not contain all of the information that is important to you. You should carefully read this entire joint proxy statement/prospectus and the other documents we refer you to for a more complete understanding of the merger. In addition, we incorporate important business and financial information about each of us into this joint proxy statement/prospectus by reference. You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 139.

Terms of the Merger
Each of FB Financial’s and Franklin’s respective board of directors has unanimously approved the merger agreement. The merger agreement provides that Merger Sub will merge with and into Franklin, with Franklin surviving the merger as a wholly-owned subsidiary of FB Financial. Following the completion of the merger, Franklin will merge with an into FB Financial with FB Financial as the surviving corporation (the “upstream merger”). Following the upstream merger, Franklin Synergy Bank, a Tennessee state-chartered bank and wholly owned subsidiary of Franklin, will merge with an into FirstBank, a Tennessee state-chartered bank and a wholly owned subsidiary of FB Financial (the “bank merger”).
In the merger, each share of Franklin common stock issued and outstanding immediately prior to the effective time (other than certain shares held by FB Financial or Franklin) will be converted into the right to receive cash of $2.00, without interest, and 0.9650 shares of FB Financial common stock. No fractional shares of FB Financial common stock will be issued in connection with the merger, and holders of Franklin common stock will receive cash in lieu thereof.
Background of the Merger
Each of the Franklin and FB Financial boards of directors and senior management teams regularly review and assess their respective business prospects, strategies and objectives, all with the goal of enhancing long-term value for their respective shareholders. For each company, this review has included the consideration of various strategic alternatives, such as growth strategies (whether through acquisitions or organic growth), capital planning and raising, potential earnings improvement through revenue increases, expense reductions and strategic mergers, and credit quality. Each of the Franklin and FB Financial boards of directors has also regularly reviewed the state of the banking industry generally and in Tennessee in particular, including the economic, interest rate and regulatory environment, the competitive landscape for community banks within their respective geographic footprints, public trading prices of bank stocks, and bank merger and acquisition activity and valuations.
In particular, Franklin’s board of directors has periodically held discussions regarding the shareholder value benefits that might be achieved if Franklin were to become a larger institution through acquisitions of smaller banks, merger of equal transactions with financial institutions of similar size, or a merger with or sale to a larger financial institution. In connection with these discussions, Franklin engaged Evercore in November 2018 as its financial advisor in connection with its review of strategic and financial alternatives.
In addition, FB Financial regularly evaluates and completes business combination opportunities in furtherance of its strategic objectives and efforts to enhance shareholder value. In evaluating potential opportunities, FB Financial’s board of directors considers, among other things, the economic benefits of the combination, transaction pricing, cultural alignment, retention of talent and operational continuity of the surviving bank.
Following the retirement of Richard E. Herrington as Franklin’s chief executive officer in March 2019, the Franklin board of directors, with the assistance of its outside advisors and senior management, conducted a more comprehensive and formal review and evaluation of Franklin’s strategic options in light of the challenges facing Franklin following the executive transition. This review and evaluation included whether the continued execution of Franklin’s strategy as a stand-alone company, on the one hand, or a possible sale to, or a combination with, a third party, on the other hand, would be in the best long-term interests of Franklin and its shareholders. As part of their review, the Franklin board of directors and Franklin senior management considered a number of factors, including the challenges facing Franklin as a stand-alone company, whether additional scale and capital may be required for continued growth of Franklin’s business, the available potential opportunities for organic and inorganic growth in the Tennessee market, the challenges inherent in achieving future asset and revenue growth in the face of diminished core deposit gathering capabilities, the competitive landscape for community banks generally and, in particular, the competition with larger financial institutions in the Middle Tennessee market.
Over the course of 2019, the strategic discussions of the Franklin board of directors focused on the risks and required investments that would be required as a stand-alone company, as well as opportunities that might be available to Franklin to pursue a business combination that would produce enhanced economies of scale and competitive benefits that could result from becoming a larger, stronger institution.
In early May 2019, representatives of a smaller publicly traded bank holding company expressed an interest in a potential combination with Franklin. Following this initial outreach, representatives of this other bank and Franklin met in person to preliminary discuss a business combination involving the two companies.
In May 2019, following the outreach by the other bank and its continued evaluation of strategic alternatives, the Franklin board of directors established a transaction committee to facilitate the Franklin board of directors’ consideration of potential strategic transactions and alternatives, which we refer to as the Franklin Transaction Committee. The Franklin Transaction Committee is comprised of six independent members of the Franklin board of directors: James Cross, Jimmy Allen, Hank Brockman, Paul Pratt Jr., Gregory Waldron and Benjamin Wynd. As a result of the outreach and its continued evaluation of strategic alternatives, Franklin amended the scope of its engagement letter with Evercore to include Evercore acting as financial advisor to Franklin in connection with Franklin’s consideration of strategic alternatives, including a potential merger of equals or sale transaction.
On June 25, 2019, a meeting of the Franklin board of directors was held, which was attended by members of Franklin senior management and representatives of Evercore. At this meeting, representatives of Evercore reviewed with the Franklin board of directors its analysis of the strategic alternatives potentially available to Franklin, including the continued execution of Franklin’s strategy as a stand-alone company, a potential business combination or sale transaction, and the possibility of a business combination with the smaller publicly traded bank holding company. Following extensive discussion, the Franklin board of directors authorized Franklin senior management and representatives of Evercore to continue discussions with the other bank.
Over the coming weeks and months, members of Franklin’s senior management met on several occasions with members of the other bank to discuss a potential transaction and engaged in preliminary due diligence efforts.
On July 18, 2019, a special meeting of the Franklin Transaction Committee was held, which was attended by members of senior Franklin management and representatives of Evercore. At this meeting, Franklin’s senior management discussed with the Franklin Transaction Committee the status of its discussions with the other bank, as well as its due diligence review of the other bank, and representatives of Evercore reviewed with the Franklin board of directors its preliminary financial analysis of a potential business combination with the other bank.
On July 20, 2019, a special meeting of the Franklin board of directors was held, which was attended by members of Franklin senior management and representatives of Evercore. At this meeting, representatives of Evercore reviewed with the Franklin board of directors a preliminary financial analysis of a potential business combination with the other bank.
Ultimately, the other bank proposed a no-premium transaction in which the other company, despite being the smaller company, would control the combined institution’s board of directors.
On August 5, 2019, a special meeting of the Franklin board of directors was held, which was attended by members of Franklin senior management and representatives of Evercore and Alston & Bird LLP, counsel to Franklin (which we refer to as “Alston & Bird”). At this meeting, representatives of Evercore reviewed with the board a summary of the non-binding indication of interest submitted by the other bank as well as a preliminary analysis of a business combination with the other bank on the proposed terms set forth in the other bank’s indication of interest. Franklin’s senior management also discussed its views of the other bank’s indication of interest. At the conclusion of this meeting, the Franklin board determined that the proposed transaction would not be in the best interests of Franklin or its shareholders and that it was not willing to pursue a business combination with the other bank on the proposed terms.
Also throughout the summer of 2019, members of Franklin’s senior management had preliminary discussions regarding potential business combinations with the senior management of other publicly traded financial institutions of a similar or smaller size with banking offices in Tennessee. However, other than the no premium transaction proposal described above, none of the discussions with these other institutions progressed beyond preliminary discussions.
On September 5, 2019, representatives of both Franklin and FB Financial, including members of each company’s board of directors and senior management, and representatives of Evercore met for introductory purposes with representatives of FB Financial noting that FB Financial was interested in exploring a potential combination of the two companies. Franklin’s representatives communicated to FB Financial that Franklin was in the midst of an in-depth strategic planning process and that they were not prepared to entertain specific discussions about a potential combination with FB Financial at this time.
During September and October 2019, the Franklin board of directors met on two separate occasions for presentations regarding Franklin and its strategy as a stand-alone company and related challenges, including management succession issues, funding concerns and compression of Franklin’s net interest margin, the potential need for additional capital, potential credit and valuation issues related to its shared national credit and healthcare lending portfolios, the expense that would be required to drive organic growth, including improving its commercial lending expertise, and other challenges to the business that would require a significant multi-year investment in financial and non-financial resources in order to pursue a successful stand-alone strategy. At the October 2019 meeting, representatives of Evercore also reviewed with the Franklin board of directors Evercore’s preliminary analysis of strategic alternatives potentially available to Franklin, including continuing to execute on its strategy as a stand-alone company, a potential acquisition of one or more smaller banks or other targets, a potential merger of equals transaction with a bank of similar size, or a potential business combination or sale to a larger financial institution. Representatives of Alston & Bird also provided the Franklin board with an overview of its fiduciary duties in connection with its evaluation of strategic alternatives, including a potential business combination with or sale to a larger financial institution.
Following these meetings and based on the Franklin board of directors’ discussions and review with Franklin senior management and representatives of Franklin’s financial and legal advisors, the Franklin board of directors authorized representatives of Evercore to contact a selected group of financial institutions to discuss the potential interest of these financial institutions in a possible business combination with Franklin. These financial institutions were selected by the Franklin board of directors based on their size, financial resources and likely ability to complete a transaction with Franklin, as well as their expected level of potential interest in pursuing a transaction with Franklin at this time.
Thereafter, as instructed by the Franklin board of directors, representatives of Evercore contacted the agreed list of financial institutions, including FB Financial, regarding their potential interest in a possible business combination with Franklin. Following such initial contact, three of these institutions, including FB Financial, expressed potential interest in receiving nonpublic information about Franklin, and Franklin executed confidentiality agreements with each of these institutions. During October and November, Franklin provided access to the institutions who had expressed potential interest in a transaction, including FB Financial, to an electronic data room containing preliminary business, financial, legal and other information of Franklin, and engaged in discussions regarding a potential transaction.
Also during October, a large private investor, which we refer to as Party A, contacted Myers Jones, Franklin’s chief executive officer, to discuss a potential transaction between Franklin and Party A.
On November 4, 2019, at the direction of the Franklin board of directors, representatives of Evercore distributed to FB Financial and two larger regional banks, which we refer to as Party B and Party C, respectively, a process letter requesting that each party submit preliminary indications of interest that sets forth the preliminary terms on which such party would be willing to pursue a business combination with Franklin no later than November 25, 2019.
Throughout November 2019, representatives of FB Financial, Party B and Party C performed preliminary diligence on Franklin, which included conversations and meetings with members of Franklin’s management.

Also throughout November 2019, Franklin’s senior management had conversations with representatives of Party A regarding Party A’s interest in a potential transaction with Franklin, including discussions on the structure of a potential transaction between Party A and Franklin. During the course of these discussions, Party A noted that they were interested in exploring an all-cash offer for 100% of the outstanding stock of Franklin.
On November 25, 2019, FB Financial and Party C each submitted preliminary, non-binding indications of interest providing for a potential transaction involving Franklin. FB Financial’s indication of interest included total per share merger consideration, consisting of FB Financial common stock (based on a fixed exchange ratio) and up to 15% cash, with an aggregate implied value in the range of $36.66 to $38.33 per Franklin share of common stock. FB Financial’s indication of interest represented an implied premium range of 10% to 15% to the closing price of Franklin common stock on November 22, 2019. Party C’s indication of interest included total per share merger consideration in a range of $37.00 and $40.00, consisting entirely of Party C’s common stock. Party B informed Franklin that it would not be pursuing a potential business combination with Franklin at this time.
On November 26, 2019, a meeting of the Franklin board of directors was held, which was attended by members of Franklin senior management and representatives of Evercore and Alston & Bird. At this meeting, representatives of Evercore reviewed with the Franklin board of directors a summary of the indications of interests submitted by FB Financial and Party C. The Franklin board of directors reviewed with representatives of Evercore and Alston & Bird the terms of each indication of interest, including, among other things, the background of each party, strategic rationale, transaction structure, form of consideration, the range of exchange ratios, the implied purchase share and execution risk involved with each party. Representatives of Evercore also reviewed with the Franklin board of directors the potential pro forma financial impact of each proposed transaction on Franklin and FB Financial and Party C, as applicable. The Franklin board of directors also discussed the potential for an all-cash transaction with Party A and the challenges and execution risks associated with engaging in an all-cash transaction with a private investor, like Party A, including Party A’s ability to finance such a transaction. The Franklin board of directors also discussed the tax implications of an all-cash transaction and the fact that Franklin’s shareholders, due to the proposed all-cash consideration, would not be able to participate in the potential upside of the combined company following an all-cash transaction. At the conclusion of the meeting, the Franklin board of directors determined to continue to pursue discussions with each of FB Financial, Party C and Party A and authorized Franklin’s senior management and representatives of Evercore to continue discussions regarding a potential transaction with each of FB Financial, Party C and Party A.
Also throughout November and December 2019, the Franklin Transaction Committee met telephonically on a weekly basis to receive updates from Franklin’s senior management and representatives of Evercore and Alston & Bird regarding the status of the discussions with each interested party.
On December 3, 2019, following discussions with Franklin senior management and representatives of Evercore, the Franklin Transaction Committee instructed Franklin senior management and representatives of Evercore to inform Party A of the ongoing formal process with FB Financial and Party C and to invite Party A to participate in that process.
On December 6, 2019, at the direction of the Franklin Transaction Committee, representatives of Evercore distributed to each of FB Financial and Party C a process letter requesting that each party submit its final proposal for a proposed merger with Franklin no later than December 30, 2019 as well as the initial draft of Franklin’s form of merger agreement prepared by Alston & Bird in consultation with Franklin’s senior management and the Franklin Transaction Committee. Representatives of Evercore requested that each party provide its comments on the form of merger agreement no later than December 19, 2019. Throughout December 2019, each of FB Financial and Party C conducted due diligence investigations with respect to Franklin and each party’s respective representatives held discussions with Franklin’s management team and advisors concerning their respective businesses and prospects, key value drivers and the potential synergies and commercial benefits that could result from a potential combination between Franklin and each party.
On December 13, 2019, Party A submitted a written indication of interest for the acquisition of 100% of the outstanding Franklin common stock in an all-cash transaction and later indicated that Party A was willing to pay a premium over the Franklin market price (but without specifying the amount of the premium). Following receipt of Party A’s indication of interest, the Franklin Transaction Committee met and discussed Party A’s indication of interest with Franklin senior management and representatives of Evercore and Alston & Bird. After discussion, the Franklin Transaction Committee instructed representatives of Evercore to request that Party A submit its final proposal for a proposed acquisition of Franklin no later than December 30, 2019. Franklin also granted Party A access to the electronic data room to which FB Financial and Party C were previously provided access.
During the last two weeks of December, Franklin and the potential counterparties continued to engage in discussions regarding potential deal terms, and Franklin and its counsel worked with each of FB Financial and Party C and their respective counsel on draft transaction documentation, including with FB Financial and its counsel, Wachtell, Lipton, Rosen & Katz (which we refer to as “Wachtell Lipton”).
On December 26, 2019, Party A informed representatives of Evercore and Franklin senior management that Party A would not be continuing its participation in the merger process. Also on that day, Alston & Bird discussed the terms of the revised merger agreements submitted by FB Financial and Party C with the Franklin Transaction Committee. The terms discussed included, among others, the form of consideration, treatment of equity awards, the scope of representations and warranties, the scope of covenants, including those impacting Franklin’s employees, termination fees and termination provisions, and closing conditions. Following this discussion, the Franklin Transaction Committee authorized Alston & Bird to engage in discussions and negotiations with each of Wachtell Lipton and counsel to Party C regarding the revised merger agreements, which it undertook over the next several days.
On December 30, 2019, each of FB Financial and Party C submitted its final bid to Franklin.
In its bid letter, FB Financial proposed a fixed exchange ratio of 0.9577 shares of FB Financial common stock and $2.00 in cash per share, implying a price of $40.00 per share of Franklin common stock, based on the December 30, 2019 closing price of FB Financial’s common stock, which represented a 25% premium to Franklin’s 90-day volume weighted average price. FB Financial also offered Franklin three board positions on each of FB Financial’s and FirstBank’s board of directors and provided that it would establish the combined company’s operation center and mortgage headquarters at Franklin’s current headquarters. FB Financial indicated that it had effectively concluded its due diligence and that it was prepared to execute the merger agreement and announce the proposed merger on or prior to January 20, 2020.
In its bid letter, Party C proposed an all-stock transaction with a fixed exchange ratio implying a price of $39.41 per share of Franklin common stock, based on the December 30, 2019 closing price of Party C’s common stock, which represented a 24% premium to Franklin’s 90-day volume weighted average price. Party C also offered Franklin one board position on Party C’s board of directors and two board positions on Party C’s bank board of directors. Party C also indicated that its diligence was substantially complete and that it was prepared to execute the merger agreement and announced the proposed merger concurrently with its earnings release in the second half of January 2020.
On January 3, 2020, a special meeting of the Franklin board of directors was held, which was attended by members of Franklin senior management and representatives of Evercore and Alston & Bird, to discuss the final bids submitted by FB Financial and Party C. A representative of Alston & Bird provided the Franklin board of directors with an overview of the Franklin board of directors’ fiduciary duties in connection with its evaluation of the potential mergers. A representative of Alston & Bird also presented the Franklin board of directors with a comparison of the revised merger agreements provided by each of FB Financial and Party C and related negotiations. Representatives of Evercore then reviewed with the Franklin board of directors its preliminary financial analysis of each of the FB Financial and Party C proposals, including the potential pro forma effects of each proposed transaction. The Franklin board of directors then had an extensive discussion of the proposed mergers with each of FB Financial and Party C, including the more favorable pro forma effects of the proposed combination with FB Financial, the social considerations of the proposed combination with FB Financial, including the greater board representation of the Franklin directors on the combined company board and also FB Financial’s commitment to Franklin’s current headquarters as the operations and mortgage center of the combined company.

The Franklin board of directors also discussed that FB Financial was more likely than Party C to be able to increase the merger consideration in its offer because of the more favorable pro forma effects of the proposed transaction with FB Financial. Following this extensive discussion, the Franklin board of directors instructed representatives of Evercore to communicate to FB Financial that it would be willing to grant exclusivity to FB Financial under certain conditions, including FB Financial increasing the merger consideration.
Following the Franklin board of directors meeting, representatives of Evercore communicated the Franklin board of directors’ position to Mr. Chris Holmes, FB Financial’s chief executive officer. Later that evening, Mr. Holmes responded by informing representatives of Evercore that, among other things, FB Financial would be willing to increase the exchange ratio component of the merger consideration to 0.9650 shares of FB Financial common stock.
On January 6, 2020, a special meeting of the Franklin board of directors was held, which was attended by members of Franklin senior management and representatives of Evercore and Alston & Bird, to discuss FB Financial’s response to the Franklin board of directors’ request to improve the terms of its proposal. Following discussion of the revised terms of the proposed business combination with FB Financial, the Franklin board of directors authorized Franklin senior management to enter into an exclusivity arrangement with FB Financial and to negotiate the final terms of the merger agreement and ancillary transaction agreements.
On January 8, 2020, FB Financial and Franklin entered into an exclusivity arrangement providing that Franklin would negotiate exclusively with FB Financial until January 21, 2020.
Over the course of the next two weeks, the parties finalized aspects of due diligence, including in-person meetings and access to an electronic data room containing certain business, financial, legal and other information of FB Financial to allow Franklin to conduct customary reverse due diligence with respect to FB Financial and the anticipated impacts of the proposed combination. These in-person meetings included a meeting in Nashville for Franklin to conduct in-person reverse due diligence on FB Financial. The parties also continued to work towards finalizing the definitive merger agreement. FB Financial also engaged in negotiations with certain senior executive officers of Franklin with respect to the terms of proposed employment agreements that would become effective at the effective time of the merger.
On January 15, 2020, a special meeting of the Franklin board of directors was held, which was attended by members of Franklin management and representatives of Evercore and Alston & Bird. At the meeting, a representative of Alston & Bird reminded the Franklin board of directors of its fiduciary duties in connection with its consideration of the proposed merger with FB Financial, and provided a summary of the terms of the definitive merger agreement, which terms were substantially final. Franklin’s senior management provided the Franklin board of directors with an overview of the results of its reverse diligence on FB Financial. Representatives of Evercore then reviewed the financial terms of the proposed merger with the Franklin board of directors and reviewed with the Franklin board of directors its preliminary financial analysis of the proposed merger. The Franklin board of directors again considered the strategic alternatives available to Franklin, including engaging in the proposed merger with FB Financial or remaining a stand-alone institution. The Franklin board of directors considered among other things the factors described under “—Franklin’s Reasons for the Merger; Recommendation of the Franklin Board of Directors.” Following discussion, the Franklin board of directors unanimously agreed that it was in the best interests of Franklin’s shareholders for Franklin to pursue the proposed merger with FB Financial, and that the transaction proposed by FB Financial was the best transaction available. The Franklin board of directors directed senior management and representatives of Evercore and Alston & Bird to proceed to finalize the merger agreement with FB Financial and to present it to the Franklin board of directors for its final approval.
On January 17, 2020, the FB Financial board of directors held a special meeting, which was attended by members of FB Financial’s management and representatives of J.P. Morgan and Wachtell Lipton. At the meeting, FB Financial’s management updated the board regarding the status of the discussions and negotiations that had transpired since the board’s last transaction update. FB Financial’s management then discussed the results of FB Financial’s due diligence investigation of Franklin, and reviewed and discussed the anticipated benefits of the transaction to FB Financial and its shareholders. Representatives of J.P. Morgan reviewed the key financial terms of the proposed transaction and discussed its preliminary financial analyses, and rendered its oral opinion to the board of directors of FB Financial that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the merger consideration to be paid by FB Financial in the proposed merger was fair, from a financial point of view, to FB Financial. Representatives of Wachtell Lipton then reviewed the current terms of the draft merger agreement and voting agreements, employee retention matters, and the board of directors’ fiduciary duties in connection with the proposed transaction. FB Financial management also discussed the changes to the company’s shareholder agreement with James W. Ayers that would be necessitated by the transaction. After discussion among the directors and with its financial and legal advisors, including with respect to the matters set forth under “—FB Financial Reasons for the Merger; Recommendation of FB Financial’s Board of Directors,” the board of directors authorized management and its advisor to continue to work towards finalizing a transaction with Franklin.
Over the next several days, Franklin, FB Financial and their respective legal and financial advisors continued to work to finalize the terms of the transaction and definitive transaction documentation.
On January 21, 2020, the FB Financial board of directors held a special meeting, which was attended by members of FB Financial management and representatives of J.P. Morgan and Wachtell Lipton. At the meeting, FB Financial’s management updated the board regarding the status of the transaction, Wachtell Lipton provided an update regarding the status of definitive transaction documentation, and J.P. Morgan confirmed its oral fairness opinion, previously delivered on January 17, as of January 21. After discussion, the FB Financial board unanimously (i) determined that the merger agreement and the related agreements and transactions contemplated thereby, including the mergers, were in the best interests of FB Financial and its shareholders, and declared that the same were advisable, (ii) approved the execution, delivery and performance by FB Financial of the merger agreement and the related agreements, and the consummation of the transactions contemplated hereby, including the mergers, (iii) directed that the issuance of shares to Franklin shareholders under the terms of the merger agreement be submitted to the FB Financial shareholders for approval and (iv) recommended that the FB Financial shareholders vote in favor of the approval of the share issuance.
On January 21, 2020, a meeting of the Franklin board of directors was held, which was attended by members of Franklin management and representatives of Evercore and Alston & Bird. Representatives from Alston & Bird reviewed the merger agreement with the Franklin board of directors and also reminded the Franklin board of directors of its fiduciary duties in the context of the proposed merger. Also at this meeting, representatives of Evercore reviewed with the Franklin board of directors its financial analysis of the merger consideration and rendered its opinion to the Franklin board of directors to the effect that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications and conditions described in Evercore’s opinion, the merger consideration of 0.9650 shares of FB Financial common stock and $2.00 in cash to be received by the holders of shares of Franklin common stock in the merger was fair, from a financial point of view, to such holders. A representative of Alston & Bird then reviewed resolutions approving the merger, the merger agreement and certain related matters with the Franklin board of directors. After discussion, the Franklin board of directors unanimously (i) determined that the merger agreement and the transactions contemplated hereby, including the mergers, were in the best interests of Franklin and its shareholders, and declared that the merger agreement was advisable, (ii) approved the execution, delivery and performance by Franklin of the merger agreement and the consummation of the transactions contemplated thereby, including the mergers, (iii) directed that the merger agreement be submitted to the Franklin shareholders for approval and (iv) recommended that the Franklin shareholders vote in favor of the approval of the merger agreement.
Subsequent to the meeting, Franklin and FB Financial entered into the definitive merger agreement and announced the transaction in a joint press release following the close of trading on January 21, 2020.
Franklin’s Reasons for the Merger; Recommendation of Franklin’s Board of Directors
In reaching its decision to adopt the merger agreement and recommend that Franklin shareholders approve the merger agreement, in addition to relying on personal knowledge of Franklin, FB Financial and the banking industry, the Franklin board of directors evaluated the merger and merger agreement in consultation with Franklin’s senior management and outside financial and legal advisors. After such consultation and review, and after carefully considering Franklin’s future prospects as an independent company and its strategic alternatives, the Franklin board of directors concluded that the merger agreement and the transactions contemplated thereby, including the merger, were fair to and in the best interests of Franklin and its shareholders.
In evaluating the merger agreement and reaching its decision to adopt the merger agreement and recommend that Franklin shareholders approve the merger agreement, the Franklin board of directors considered a number of factors, including the following, which are not intended to be exhaustive and are not presented in any relative order of importance:

•
the extensive and lengthy review undertaken by the Franklin board and management, with the assistance of financial and legal advisors, with respect to the strategic alternatives available to Franklin for enhancing value over the long term and the potential risks, rewards and uncertainties associated with such alternatives, and the Franklin board’s firm belief that the merger with FB Financial was the best option available to Franklin and its shareholders;

•
the belief that the merger will create, and enable Franklin shareholders to become shareholders of, a leading banking franchise in Tennessee and the Southeastern United States with enhanced scale and density in attractive markets throughout Tennessee, and with a meaningful platform for future growth;

•	the anticipated earnings per share accretion for Franklin shareholders as a result of the merger;

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the role that the merger will play in addressing many of the key challenges currently facing Franklin, including succession planning matters as a result of FB Financial’s strong management team, the expense and time that would be required to be incurred to drive organic growth and improve operating efficiencies, credit and valuation issues related to Franklin’s shared national credits and non-strategic healthcare and corporate loans, the addition of FB Financial’s C&I lending expertise and its associated Treasury Management capabilities, and funding to fuel future growth on a more cost efficient basis by virtue of FB Financial’s strong core deposit franchise;

•
the current and prospective business and economic environment of the markets in which Franklin operates, including consolidation in the banking industry and a declining number of opportunities at attractive prices for bank acquisitions;

•	the anticipated funding and net interest margin pressures facing Franklin;

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the business, earnings, operations, financial condition, stock price performance, management, prospects, capital levels and credit quality of both Franklin and FB Financial, taking into account the results of Franklin’s due diligence of FB Financial;

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the overall greater scale that would be achieved by the merger, which positions the combined company to cross the $10 billion asset threshold and operate efficiently, thereby facilitating continued growth and profitability;

•
the Franklin board of directors’ views with respect to the value of the merger consideration to Franklin’s shareholders, including that FB Financial had the highest offer which was the result of a competitive process, and the implied net present value of the merger consideration compared to the implied net present value of Franklin’s common stock if Franklin were to remain an independent company and as compared to recent Franklin share trading prices, particularly when considering the execution risks associated with each option;

•	the fact that Franklin shareholders would own approximately 31% of the combined company;

•
the fact that three of the directors of the combined company would be current Franklin directors and that certain key executives of Franklin have entered or will enter into employment agreements with FB

Financial, which may enhance the likelihood that the expected strategic benefits of the merger will be realized;

•	FB Financial’s commitment that the primary operations center and mortgage headquarters of the combined company will be located at Franklin’s current headquarters;

•
the results of Franklin’s exploration of possible merger partners other than FB Financial, the Franklin board of directors’ views based on its robust strategic combination discussions and evaluations, with respect to the likelihood of any such other merger providing greater value to Franklin shareholders, and the ability of the combined company to explore potential merger opportunities and for current Franklin shareholders to participate in the financial benefits of any such combined company;

•
the increased geographical, demographic, and product and service diversity of the combined company, including Franklin entering other attractive Tennessee markets outside of Rutherford and Williamson counties, as well as FB Financial’s current markets in the contiguous states of Georgia, Alabama and Kentucky;

•
the views of the Franklin board of directors with respect to the complementary aspects of the businesses of Franklin and FB Financial, business lines and compatibility of management philosophies with respect to credit quality, and operating performance and expenses, which the Franklin board of directors believes should facilitate integration and enhance the likelihood of successful post-merger operations;

•
the views of the Franklin board of directors that both parties have comparable reputations in their respective markets for a strong corporate and customer service culture which should enable FB Financial’s and Franklin’s management teams to successfully integrate and operate the business of the combined company after the merger;

•	the potential cost-saving opportunities resulting from the merger which were estimated to be approximately 30% of Franklin’s annual operating non-interest expense;

•
the ability of FB Financial to take actions to mitigate the risk of Franklin’s balance sheet, including exiting Franklin’s shared national credit and healthcare lending portfolios and the ability of FB Financial to take a conservative gross loan mark equal to 3.9% of Franklin’s total loans, while also providing more stable and cost effective funding for the loan portfolio, generally;

•	the potential revenue synergy opportunities resulting from the merger, including opportunities to cross-sell expanded products and services to a larger combined customer base and to larger customers;

•
the Franklin board of directors’ understanding of FB Financial’s commitment to its strategic position in the Nashville MSA, and the Franklin board of directors’ views as to the potential of the combined company to be the leading community bank in this attractive MSA;

•
FB Financial’s historical performance and asset quality, and the views of the Franklin board of directors as to the stability of the combined company’s business and earnings in varying economic and market climates, especially given the diversification of a combined loan portfolio and the balance sheet de-risking to be undertaken by FB Financial;

•	the views of the Franklin board of directors as to the likelihood that the regulatory approvals necessary to complete the merger would be obtained;

•
the views of the Franklin board of directors as to the potential pro forma impact of the merger on the future profitability and earnings per share of FB Financial and the potential impact of such factors on FB Financial’s stock price;

•
the increased liquidity for Franklin’s shareholders and the potential for increased demand among institutional investors, index funds and other large investors for the stock of the combined company and the potential for stock price appreciation as a result;

•
the opinion of Evercore, dated January 21, 2020, to the Franklin board of directors to the effect that, as of that date and based upon and subject to the assumptions, limitations, qualifications and conditions described in Evercore’s opinion, the merger consideration consisting of 0.9650 shares of FB Financial common stock and $2.00 in cash to be received by the holders of shares of Franklin common stock in the merger was fair, from a financial point of view, to such holders, as more fully described below under the section entitled “Opinion of Franklin’s Financial Advisor”; and

•
the terms of the merger agreement, including the fixed exchange ratio and the expected tax treatment of the merger and the upstream merger, taken together, as a “reorganization” within the meaning of Section 368(a) of the Code for United States federal income tax purposes.

The Franklin board of directors also considered a variety of risks and other potentially negative factors concerning the merger, including the following, which are not intended to be exhaustive and are not presented in any relative order of importance:

•
that the exchange ratio for the stock portion of the merger consideration is fixed, so that if the market price of FB Financial common stock is lower at the time of the closing of the merger, the economic value of the per share merger consideration to be received by Franklin’s shareholders in exchange for their shares of Franklin common stock will also be lower;

•
the fact that a portion of the merger consideration is payable in cash, which dilutes the ownership of the Franklin shareholders in the combined company and is generally taxable to the Franklin shareholders;

•
the possibility that the merger and the related integration process could result in the loss of key employees, in the disruption of Franklin’s ongoing business and in the loss of customers for the combined company;

•
there can be no assurance that all conditions to the parties’ obligations to complete the merger will be satisfied, including the risk that certain regulatory approvals, the receipt of which is a condition to the consummation of the merger, might not be obtained, and, as a result, that the merger might not be consummated;

•
the fact that Franklin’s officers and employees would have to focus on actions required to complete the merger, which would divert their attention from Franklin’s day-to-day business, and that Franklin will incur substantial transaction costs even if the merger is not consummated;

•
the risk that potential benefits and synergies sought in the merger might not be realized or might not be realized within the expected time period, and the risks associated with the integration of the two companies;

•
the restrictions on the conduct of Franklin’s business prior to the completion of the merger, which are customary for public company merger agreements involving financial institutions, but which, subject to specific exceptions, could delay or prevent Franklin from undertaking business opportunities that might arise or any other action it would otherwise take with respect to the operations of Franklin absent the pending completion of the merger;

•
the significant risks and costs involved in connection with entering into the merger agreement and completing the merger, or failing to complete the merger in a timely manner, or at all, including as a result of any failure to obtain required regulatory approvals, such as the risks and costs relating to diversion of management and employee attention from other strategic opportunities and operational matters, potential employee attrition, and the potential effect on business and customer relationships;

•	the fact that shareholder litigation is common in connection with public company mergers;

•	risks associated with FB Financial’s executive chairman owning approximately 28% of the combined company and his control over the combined company;

•
the fact that the merger agreement includes certain provisions that prohibit Franklin from soliciting alternative transactions and from taking certain actions in response to unsolicited proposals for alternative transactions;

•	Franklin’s obligation to pay FB Financial a termination fee of $21.4 million in certain circumstances; and

•	the fact that Franklin shareholders would not be entitled to appraisal or dissenters’ rights in connection with the merger.
In addition, the Franklin board of directors was aware of and considered the fact that some of Franklin’s directors and executive officers may have other interests in the merger that may be different from, or in addition to, their interests as Franklin shareholders, as more fully described under “—Interests of Franklin’s Directors and Executive Officers in the Merger” (to the extent such interests existed at that time). The Franklin board of directors also realized that there can be no assurance about future results, including results expected or considered in the factors listed above. However, the Franklin board of directors concluded that the potential positive factors outweighed the risks and other potentially negative factors associated with the merger.
In reaching its conclusion, the Franklin board of directors did not find it practical to assign, and did not assign, any relative or specific weight to the different factors that were considered, and individual members of the Franklin board of directors may have given different weight to different factors. It should be noted that the explanation of the reasoning of the Franklin board of directors and certain information presented in this section are forward-looking in nature and should be read in light of the factors set forth in the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”
For the reasons set forth above, the Franklin board of directors unanimously recommends that the holders of Franklin common stock vote “FOR” the Franklin merger proposal.
Opinion of Franklin’s Financial Advisor
Franklin retained Evercore to act as its financial advisor in connection with the Franklin board of directors’ evaluation of strategic and financial alternatives, including the merger. As part of this engagement, Franklin requested that Evercore evaluate the fairness, from a financial point of view, of the merger consideration to be received by the holders of Franklin common stock in the merger consisting of 0.9650 shares of FB Financial common stock and $2.00 in cash per share of Franklin common stock. At a meeting of the Franklin board of directors held on January 21, 2020, Evercore rendered to the Franklin board of directors its opinion to the effect that, as of such date and based upon and subject to the assumptions, limitations, qualifications and conditions described in Evercore’s opinion, the merger consideration to be received by the holders of Franklin common stock in the merger was fair, from a financial point of view, to such holders.
The full text of the written opinion of Evercore, dated January 21, 2020, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken in rendering its opinion, is attached as Annex C to this joint proxy statement/prospectus and is incorporated herein by reference. Franklin encourages you to read this opinion carefully and in its entirety. Evercore’s opinion was addressed to, and provided for the information and benefit of, the Franklin board of directors (in its capacity as such) in connection with its evaluation of the proposed merger. The opinion does not constitute a recommendation to the Franklin board of directors or to any other persons in respect of the merger, including as to how any holder of shares of Franklin common stock should vote or act in respect of the merger. Evercore’s opinion does not address the relative merits of the merger as compared to other business or financial strategies that might be available to Franklin, nor does it address the underlying business decision of Franklin to engage in the merger or the upstream merger (together with the merger, the “transaction”).
In connection with rendering its opinion Evercore, among other things:

•	reviewed certain publicly available business and financial information relating to Franklin that it deemed to be relevant, including publicly available research analysts’ estimates;

•
reviewed certain internal projected financial data relating to Franklin prepared and furnished to Evercore by the management of Franklin and approved for Evercore’s use by Franklin (the “Franklin Financial Forecasts”);

•
reviewed certain publicly available business and financial information relating to FB Financial that Evercore deemed to be relevant, including publicly available research analysts’ estimates for years 2019 through 2021 (the “FB Financial Public Forecasts”), and certain extrapolations thereof prepared using assumptions provided to Evercore by management of Franklin (such extrapolations, together with the FB Financial Public Forecasts, the “FB Financial Forecasts”), each as approved for Evercore’s use by Franklin;

•
discussed with management of Franklin its assessment of the past and current operations of Franklin and FB Financial, the current financial condition and prospects of Franklin and FB Financial, and the Franklin Financial Forecasts and the FB Financial Forecasts;

•
discussed with management of FB Financial its assessment of the past and current operations of FB Financial and the current financial condition and prospects of FB Financial, and the FB Financial Public Forecasts;

•	reviewed the reported prices and the historical trading activity of the Franklin common stock and the FB Financial common stock;

•	compared the financial performance of Franklin and FB Financial and their respective stock market trading multiples with those of certain other publicly traded companies that Evercore deemed relevant;

•
compared the financial performance of Franklin and the valuation multiples relating to the merger with the financial terms, to the extent publicly available, of certain other transactions that Evercore deemed relevant;

•	reviewed the financial terms and conditions of a draft, dated January 21, 2020, of the merger agreement; and

•	performed such other analyses and examinations and considered such other factors that Evercore deemed appropriate.
For purposes of Evercore’s analysis and opinion, Evercore assumed and relied upon the accuracy and completeness of the financial and other information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by Evercore, without any independent verification of such information (and did not assume responsibility or liability for any independent verification of such information), and further relied upon the assurances of the managements of Franklin and FB Financial that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Franklin Financial Forecasts, Evercore assumed with the consent of the Franklin board of directors that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Franklin as to the future financial performance of Franklin and the other matters covered thereby. With respect to the FB Financial Public Forecasts, Evercore reviewed and discussed such forecasts with the management of Franklin, Evercore was advised by Franklin and Evercore assumed, that the FB Financial Public Forecasts are a reasonable basis upon which to evaluate the future financial performance of FB Financial, and Evercore used the FB Financial Public Forecasts in performing its analyses. With respect to the FB Financial Forecasts, Evercore reviewed and discussed such forecasts with the management of Franklin, and Evercore assumed that such forecasts represent reasonable estimates and judgments as to the future financial performance of FB Financial and the other matters covered thereby, and Evercore used the FB Financial Forecasts in performing its analyses. Evercore expressed no view as to the Franklin Financial Forecasts, the FB Financial Pubic Forecasts, the FB Financial Forecasts or the assumptions on which they are based.
For purposes of Evercore’s analysis and opinion, Evercore assumed, in all respects material to its analysis, that the final executed merger agreement would not differ from the draft merger agreement reviewed by Evercore, that the representations and warranties of each party contained in the merger agreement were true and correct, that each party would perform all of the covenants and agreements required to be performed by it under the merger agreement and that all conditions to the consummation of the merger would be satisfied without waiver or modification thereof. Evercore further assumed, in all respects material to its analysis, that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the merger would be obtained without any delay, limitation, restriction or condition that would have an adverse effect on Franklin, FB Financial or the consummation of the merger or reduce the contemplated benefits to the holders of the Franklin common stock of the merger. Evercore also assumed, at the direction of Franklin, that the merger and upstream merger, taken together, will qualify for federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Code, as amended.
Evercore did not conduct a physical inspection of the properties or facilities of Franklin or FB Financial and did not make or assume any responsibility for making any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or other off-balance sheet assets and liabilities) of Franklin or FB Financial, nor was Evercore furnished with any such valuations or appraisals, nor did Evercore evaluate the solvency or fair value of Franklin or FB Financial under any state or federal laws relating to bankruptcy, insolvency or similar matters. Evercore’s opinion was necessarily based upon information made available to Evercore as of the date thereof and financial, economic, market and other conditions as they existed and as could be evaluated on the date thereof. Evercore's opinion noted that subsequent developments may affect Evercore’s opinion and that Evercore did not and does not have any obligation to update, revise or reaffirm its opinion. Evercore is not an expert in the evaluation of loan, mortgage or similar portfolios or allowances for losses with respect thereto, and Evercore was not requested to, and did not, conduct a review of individual credit files or loan, mortgage or similar portfolios. Evercore expressed no opinion or view as to the adequacy or sufficiency of allowances for losses or other matters with respect thereto and Evercore assumed that each of Franklin and FB Financial has, and the pro forma combined company will have, appropriate reserves to cover any such losses.
Evercore was not asked to pass upon, and expressed no opinion with respect to, any matter other than the fairness to the holders of the Franklin common stock, from a financial point of view, of the merger consideration. Evercore did not express any view on, and its opinion did not address, the fairness of the proposed merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of Franklin, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Franklin, or any class of such persons, whether relative to the merger consideration or otherwise. Evercore was not asked to, nor did it express any view on, and Evercore’s opinion did not address, any other term or aspect of the merger agreement, the merger or the transaction, including, without limitation, the structure or form of the merger, the upstream merger, the bank merger or any term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection with the merger agreement. Evercore’s opinion did not address the relative merits of the merger as compared to other business or financial strategies that might be available to Franklin, nor did it address the underlying business decision of Franklin to engage in the merger. Evercore did not express any view on, and its opinion did not address, what the value of the FB Financial common stock actually will be when issued or the prices at which the Franklin common stock or the FB Financial common stock will trade at any time, including following the announcement or consummation of the transaction. Evercore’s opinion did not constitute a recommendation to the Board of Directors or to any other persons in respect of the merger or the transaction, including as to how any holder of shares of the Franklin common stock should vote or act in respect of the merger. Evercore is not a legal, regulatory, accounting or tax expert and assumed the accuracy and completeness of assessments by Franklin and its advisors with respect to legal, regulatory, accounting and tax matters.
As noted above, Evercore’s opinion was dated January 21, 2020, and was necessarily based upon information made available to Evercore as of that date and financial, economic, market and other conditions as they existed and as could be evaluated on that date. Evercore’s opinion did not reflect information regarding financial, economic, market and other conditions as of the date of this joint proxy statement/prospectus or the date on which the merger will be completed, or as of any date other than the date of its opinion. Evercore’s analyses and opinion, and the financial projections on which they were based, did not reflect changes in the operations and prospects of Franklin and FB Financial subsequent to that date, including changes that have resulted or may result from the social, political, and economic impact of the COVID-19 pandemic. Changes in the operations and prospects of FB Financial and Franklin, general market and economic conditions and other factors, many of which are beyond the control of FB Financial and Franklin, including the social, political, and economic impact of the COVID-19 pandemic, may alter the value of FB Financial or Franklin or the prices of shares of FB Financial common stock or Franklin common stock by the time the merger will be completed. Evercore’s opinion noted that developments subsequent to the date of its opinion on January 21, 2020 may affect Evercore’s opinion and that Evercore did not and does not have any obligation to update, revise or reaffirm its opinion.
Set forth below is a summary of the material financial analyses reviewed by Evercore with the Franklin board of directors on January 21, 2020 in connection with rendering its opinion. The following summary, however, does not purport to be a complete description of the analyses performed by Evercore. The order of the analyses described and the results of these analyses do not represent relative importance or weight given to these analyses by Evercore. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data that existed on or before January 17, 2020, and is not necessarily indicative of current market conditions.
For purposes of its analyses and reviews, Evercore considered general business, economic, market and financial conditions, industry sector performance, and other matters, as they existed and could be evaluated as of the date of its opinion, many of which are beyond the control of FB Financial or Franklin. The estimates contained in Evercore’s analyses and reviews, and the ranges of valuations resulting from any particular analysis or review, are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by Evercore’s analyses and reviews. In addition, analyses and reviews relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Evercore’s analyses and reviews are inherently subject to substantial uncertainty.
The following summary of Evercore’s financial analyses includes information presented in tabular format. In order to fully understand the analyses, the tables should be read together with the full text of each summary. The tables are not intended to stand alone and alone do not constitute a complete description of Evercore’s financial analyses. Considering the tables below without considering the full narrative description of Evercore’s financial analyses, including the methodologies and assumptions underlying such analyses, could create a misleading or incomplete view of such analyses.
Summary of Evercore’s Financial Analyses
Calculation of implied value of merger consideration
Evercore calculated the implied value of the merger consideration as of January 17, 2020 by multiplying the exchange ratio of 0.9650 by the closing stock price per share of FB Financial common stock of $38.80 as of January 17, 2020 to derive an implied value for the stock consideration as of that date of $37.44 per share of

Franklin common stock. Evercore added this amount to the cash consideration of $2.00 per share of Franklin common stock to derive an implied value of the merger consideration per share of Franklin common stock as of January 17, 2020 of $39.44 per share.
Franklin Analyses
Selected Public Company Trading Analysis
Evercore reviewed and compared certain financial information of Franklin to corresponding financial multiples and ratios for the following selected bank holding companies publicly traded on NASDAQ, the New York Stock Exchange or NYSE MKT that were headquartered in the southeast United States with assets between $2.5 billion and $10 billion and the following selected national bank holding companies publicly traded on NASDAQ, the New York Stock Exchange or NYSE MKT that were deemed by Evercore to be similar to Franklin in one or more respects, including, without limitation, business model and business mix (for purposes of this section, the “Franklin selected companies”). Targets of announced merger transactions were excluded from the Franklin selected companies.
Selected Regional Banks – Southeast

•	Carter Bank & Trust

•	Capital City Bank Group, Inc.

•	City Holding Company

•	FB Financial

•	First Bancorp

•	HomeTrust Bancshares, Inc.

•	Seacoast Banking Corporation of Florida

•	ServisFirst Bancshares, Inc.

•	Southern National Bancorp of Virginia, Inc.

•	The First Bancshares, Inc.
Selected National Banks

•	Bank OZK

•	ConnectOne Bancorp, Inc.

•	Customers Bancorp, Inc.

•	Eagle Bancorp, Inc.

•	First Internet Bancorp

•	Flushing Financial Corporation

•	Great Southern Bancorp, Inc.

•	Live Oak Bancshares, Inc.

•	Luther Burbank Corporation

•	Merchants Bancorp
For each of the Franklin selected companies, Evercore calculated the closing price per share of the company’s common stock as of January 17, 2020 as a multiple of such company’s estimated earnings per share, or “EPS,” for calendar years 2019 and 2020, referred to below as 2019E EPS and 2020E EPS, respectively, and as a multiple of such company’s tangible book value per share as of September 30, 2019 (or December 31, 2019, to the extent publicly available at such time, in the case of Bank OZK and Eagle Bancorp, Inc.), referred to below as “TBVPS.” Estimated financial data of the Franklin selected companies were based on publicly available research analysts’ estimates.
This analysis indicated the following:

Financial Metric - Selected Regional Banks	25th Percentile	Mean	Median	75th Percentile
2019E EPS	12.6x	14.7x	14.5x	16.2x
2020E EPS	12.9x	14.3x	14.4x	15.9x
TBVPS	1.54x	1.90x	2.01x	2.12x

Financial Metric - Selected National Banks	25th Percentile	Mean	Median	75th Percentile
2019E EPS	10.4x	15.2x	11.6x	12.7x
2020E EPS	9.9x	12.6x	11.1x	12.0x
TBVPS	1.08x	1.24x	1.27x	1.42x
Based on the multiples it derived for the Franklin selected companies and based on its professional judgment and experience, Evercore applied a price to EPS multiple reference range of 13.0x to 16.0x to Franklin’s estimated calendar year 2019 EPS, a price to EPS multiple reference range of 11.0x to 14.0x to Franklin’s estimated calendar year 2020 EPS, each based on the Franklin Financial Forecasts, and a price to TBVPS multiple reference range of 1.10x to 1.70x to Franklin’s TBVPS of $26.61 as of September 30, 2019. This resulted in a range of implied equity values per share for Franklin common stock of $27.88 to $34.31, $32.15 to $40.92, and $29.27 to $45.23, respectively, compared to the implied value of the merger consideration of $39.44 per share.
Although none of the Franklin selected companies is directly comparable to Franklin, Evercore selected these companies because they are publicly traded companies that Evercore, in its professional judgment and experience, considered generally relevant to Franklin for purposes of its financial analyses. In evaluating the Franklin selected companies, Evercore made judgments and assumptions with regard to general business, economic and market conditions affecting the Franklin selected companies and other matters, as well as differences in the Franklin selected companies’ financial, business and operating characteristics. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments regarding many factors that could affect the relative values of the Franklin selected companies and the multiples derived from the Franklin selected companies. Mathematical analysis, such as determining the mean or median, is not in itself a meaningful method of using the data of the Franklin selected companies.
Selected Public Company Regression Analysis
Evercore performed a regression analysis using the price to TBVPS multiples for the Franklin selected companies calculated by Evercore as described above under “—Franklin Analyses—Selected Public Company Trading Analysis” compared to the calendar year 2020 estimated return on average tangible common equity, or

“ROATCE,” for those selected bank holding companies using publicly available research analysts’ estimates to derive a regression line reflecting a range of price to TBVPS multiples at a range of calendar year 2020 estimated ROATCE for the Franklin selected companies. The 2020 estimated ROATCE for those Franklin selected companies ranged from 7.3% to 16.4%, with a median of 13.7%, for the selected regional banks, and ranged from 4.7% to 13.1%, with a median of 10.7%, for the selected national banks, as compared to the 2020 estimated ROATCE for Franklin of 10.5%, based on the Franklin Financial Forecasts.
Based on the multiples it derived for the Franklin selected companies in the regression analysis and based on its professional judgment and experience, Evercore applied a price to TBVPS multiple reference range of 1.06x to 1.64x (based on a range of calendar year estimated 2020 ROATCE percentages of 9.5% to 11.5%) to the TBVPS of Franklin of $26.61 as of September 30, 2019, as compared to the observed price to TBVPS multiple for Franklin of 1.3x, based on the closing price for Franklin common stock on January 17, 2020 and the tangible book value of Franklin as of September 30, 2019. This resulted in a range of implied equity values per share for Franklin common stock of $28.20 to $43.63, compared to the implied value of the merger consideration of $39.44 per share.
Selected Transactions Analysis
Evercore reviewed, to the extent publicly available, financial information related to the following selected transactions involving publicly-traded target bank holding companies announced since January 1, 2019 with a transaction value of $250 million or greater (the “selected transactions”). The selected transactions reviewed by Evercore, and the date on which each was announced, were as follows:

Date Announced	Acquiror	Target
12/9/2019	Independent Bank Group, Inc.	Texas Capital Bancshares, Inc.
11/18/2019	United Bancshares, Inc.	Carolina Financial Corporation
11/4/2019	First Horizon National Corporation	IberiaBank Corporation
10/29/2019	Northwest Bancshares, Inc.	MutualFirst Financial, Inc.
9/24/2019	Sandy Spring Bancorp, Inc.	Revere Bank
9/9/2019	First Defiance Financial Corp.	United Community Financial Corp.
8/13/2019	CIT Group Inc.	Mutual of Omaha Bank
7/31/2019	Simmons First National Corporation	The Landrum Company
7/23/2019	WesBanco, Inc.	Old Line Bancshares, Inc.
7/15/2019	People’s United Financial, Inc.	United Financial Bancorp, Inc.
6/26/2019	OFG Bancorp	Scotiabank de Puerto Rico
6/26/2019	Valley National Bancorp	Oritani Financial Corp.
6/17/2019	Prosperity Bancshares, Inc.	Legacy Texas Financial Group, Inc.
5/6/2019	Banco Bradesco S.A.	BAC Florida Bank
3/15/2019	Mechanics Bank	Rabobank, N.A.
2/7/2019	BB&T Corporation	SunTrust Banks, Inc.
1/28/2019	TCF Financial Corporation	Chemical Financial Corporation
For each selected transaction, Evercore calculated the announced transaction value (defined as the target company’s implied equity value based on the consideration paid in the applicable transaction) as a multiple of last twelve-month EPS, next twelve-month EPS, and tangible book value, referred to below to as “LTM EPS,” “NTM EPS” and “TBV,” respectively, for the target company at the time of the announcement of the applicable transaction. Estimated financial data of the selected transactions were based on publicly available information at the time of announcement of the relevant transaction.

This analysis indicated the following:

Financial Metric	25th Percentile	Mean	Median	75th Percentile
LTM EPS	10.8x	12.7x	13.2x	14.6x
NTM EPS	11.0x	12.9x	12.9x	15.0x
TBV	1.25x	1.61x	1.61x	1.79x
Based on the multiples it derived from the selected transactions and based on its professional judgment and experience, Evercore selected a reference range of price to LTM EPS, price to NTM EPS and price to TBV multiples of 10.0x to 16.0x, 11.0x to 15.0x and 1.20x to 1.80x, respectively, and applied these ranges of multiples to Franklin’s LTM EPS as of September 30, 2019 and NTM EPS as of January 17, 2020, and to Franklin’s TBV of $26.61 per share as of September 30, 2019, respectively, based on the Franklin Financial Forecasts provided by Franklin management. This resulted in a range of implied equity values per share for Franklin common stock of $18.00 to $28.80, $32.25 to $43.98 and $31.93 to $47.89, respectively, compared to the implied value of the merger consideration of $39.44 per share.
Selected Transactions - Premiums Paid Analysis
Using publicly available information, Evercore reviewed 17 transactions and announced bids for control of U.S. publicly traded bank holding company targets with an aggregate transaction value of $250 million or greater announced between January 1, 2019 and December 31, 2019. Using publicly available information, Evercore calculated the premiums paid as the percentage by which the per share consideration paid or proposed to be paid in each such transaction exceeded the closing market prices per share of the target companies one day prior to announcement of each transaction, and the amount by which the per share consideration paid or proposed to be paid in each transaction exceeded the 30-day average and 90-day average closing stock price of the target company prior to the announcement of each transaction.
This analysis indicated the following:

	1 Day Prior	30-Day Average	90-Day Average
25th Percentile	0.8%	(2.0)%	(0.5)%
Median	6.3%	3.2%	4.1%
Mean	9.2%	1.2%	6.3%
75th Percentile	15.0%	5.6%	9.7%
Based on the results of this analysis and its professional judgment and experience, Evercore applied a premium range of 0.0% to 15.0% to the closing price per share of Franklin common stock of $34.46 as of January 17, 2020. This analysis indicated a range of implied equity values per share of Franklin common stock of $34.46 to $39.63, compared to the implied value of the merger consideration of $39.44 per share.
Although none of the target companies or businesses reviewed in the selected transactions analysis is directly comparable to Franklin and none of the selected transactions is directly comparable to the merger, Evercore selected these transactions because they involve companies or businesses that Evercore, in its professional judgment and experience, considered generally relevant to Franklin for purposes of its financial analyses. In evaluating the selected transactions, Evercore made judgments and assumptions with regard to general business, economic and market conditions and other factors existing at the time of the selected transactions, and other matters, as well as differences in financial, business and operating characteristics and other factors relevant to the target companies or businesses in the selected transactions. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments regarding many factors that could affect the relative values of the target companies or businesses in the selected transactions and the multiples derived from the selected transactions. Mathematical analysis, such as determining the mean or median, is not in itself a meaningful method of using the data of the selected transactions.
Dividend Discount Model Analysis
Evercore performed a dividend discount model analysis to determine a range of implied equity values per share for Franklin common stock on a standalone basis. Evercore calculated a range of implied equity values per share of Franklin common stock based on the sum of the discounted after-tax net present values of (i) potential dividends that Franklin is estimated to be able to pay to equity holders for the fourth quarter of 2019 and the calendar years ending December 31, 2020 through December 31, 2024, assuming a target tangible common equity to total assets ratio, or “TCE / TA”, of 9.5%, and (ii) the projected terminal value of future dividends after the calendar year 2024 payable to equity holders as of December 31, 2024.
In calculating the implied equity value per share valuation range of Franklin on a standalone basis, Evercore used the Franklin Financial Forecasts for estimated fourth quarter 2019 and calendar years 2020 through 2024 total assets, tangible common equity and net income, and a long-term growth rate of 8% for Franklin’s net income thereafter provided by Franklin management. Evercore then calculated the maximum amount of possible dividends that could be paid out in each year from 2020 through 2024 based on a target tangible common equity to total assets ratio of 9.5%, and calculated the terminal value of the potential dividends payable after calendar year 2024 by applying a range of price to NTM EPS multiples of 11.0x to 14.0x to Franklin’s estimated net income for calendar year 2025, based on the Franklin Financial Forecasts. To determine the implied equity value per share, Evercore utilized a range of discount rates from 11.0% to 12.0% to discount to present value the potential dividends payable during the fourth quarter of 2019 and the calendar years 2020 through 2024, and the terminal value of the potential dividends payable thereafter.
Utilizing these ranges of discount rates and terminal value multiples, Evercore derived an implied equity value per share valuation range for Franklin common stock of $34.59 to $42.82, compared to the implied value of the merger consideration of $39.44 per share.
FB Financial Analyses
Selected Public Company Trading Analysis
Evercore reviewed and compared certain financial information of FB Financial to corresponding financial multiples and ratios for the following selected bank holding companies publicly traded on NASDAQ, the New York Stock Exchange or NYSE MKT that were headquartered in the southeast United States with assets between $2.5 billion and $10 billion (for purposes of this section, the “FB Financial selected companies”). Targets of announced merger transactions were excluded from the FB Financial selected companies.
Selected Regional Banks – Southeast

•	Carter Bank & Trust

•	Capital City Bank Group, Inc.

•	City Holding Company

•	First Bancorp

•	Franklin

•	HomeTrust Bancshares, Inc.

•	Seacoast Banking Corporation of Florida

•	ServisFirst Bancshares, Inc.

•	Southern National Bancorp of Virginia, Inc.

•	The First Bancshares, Inc.
For each of the FB Financial selected companies, Evercore calculated the closing price per share of the company’s common stock as of January 17, 2020 as a multiple of such company’s estimated earnings per share, or “EPS,” for calendar years 2019 and 2020, referred to below as 2019E EPS and 2020E EPS, respectively, and as a multiple of such company’s tangible book value per share, or “TBVPS,” as of September 30, 2019, referred to below as “TBVPS – 9/30/2019.” Estimated financial data of the FB Financial selected companies were based on publicly available research analysts’ estimates.
This analysis indicated the following:

Financial Metric - Regional Banks	25th Percentile	Mean	Median	75th Percentile
2019E EPS	12.6x	15.1x	15.4x	17.4x
2020E EPS	12.4x	14.2x	14.4x	15.9x
TBVPS – 9/30/2019	1.37x	1.82x	1.86x	2.10x
Based on the multiples it derived for the FB Financial selected companies and based on its professional judgment and experience, Evercore applied a price to EPS multiple reference range of 13.5x to 16.5x to FB Financial’s estimated calendar year 2019 EPS, a price to EPS multiple reference range of 13.0x to 16.0x to FB Financial’s estimated calendar year 2020 EPS, each based on the FB Financial Forecasts, and a price to TBVPS multiple reference range of 1.70x to 2.30x to FB Financial’s TBVPS of $18.28 as of September 30, 2019 and adjusted to reflect the impact of FB Financial’s then pending acquisition of FNB Financial Corp. announced on September 17, 2019. This resulted in a range of implied equity values per share for FB Financial common stock of $37.88 to $46.30, $36.92 to $45.44, and $31.08 to $42.04, respectively, compared to the closing price of FB Financial common stock of $38.80 as of January 17, 2020.
Although none of the FB Financial selected companies is directly comparable to FB Financial, Evercore selected these companies because they are publicly traded companies that Evercore, in its professional judgment and experience, considered generally relevant to FB Financial for purposes of its financial analyses. In evaluating the FB Financial selected companies, Evercore made judgments and assumptions with regard to general business, economic and market conditions affecting the FB Financial selected companies and other matters, as well as differences in the FB Financial selected companies’ financial, business and operating characteristics. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments regarding many factors that could affect the relative values of the FB Financial selected companies and the multiples derived from the FB Financial selected companies. Mathematical analysis, such as determining the mean or median, is not in itself a meaningful method of using the data of the FB Financial selected companies.
Selected Public Company Regression Analysis
Evercore performed a regression analysis using the price to TBVPS multiples for the FB Financial selected companies calculated by Evercore as described above under “—FB Financial Analyses - Selected Public Company Trading Analysis” compared to the calendar year 2020 estimated return on average tangible common equity, or “ROATCE”, for those selected bank holding companies using publicly available research analysts’ estimates to derive a regression line reflecting a range of price to TBVPS multiples at a range of calendar year 2020 estimated ROATCE for the FB Financial selected companies. The 2020 estimated ROATCE for those FB Financial selected companies ranged from 7.3% to 16.4%, with a median of 12.5%, as compared to the 2020 estimated ROATCE for FB Financial of 14.5%, based on the FB Financial Forecasts.

Based on the multiples it derived for the FB Financial selected companies in the regression analysis and based on its professional judgment and experience, Evercore applied a price to TBVPS multiple reference range of 1.90x to 2.28x (based on a range of ROATCE percentages of 13.0% to 16.0%) to the TBVPS of FB Financial of $18.28 as of September 30, 2019 and adjusted to reflect the impact of FB Financial’s then pending acquisition of FNB Financial Corp. announced on September 17, 2019, as compared to the observed price to TBVPS multiple for FB Financial of 2.12x, based on the closing price for FB Financial common stock on January 17, 2020 and the tangible book value of FB Financial as of September 30, 2019 and adjusted to reflect the impact of FB Financial’s acquisition of FNB Financial Corp. announced on September 17, 2019. This resulted in a range of implied equity values per share for FB Financial common stock of $34.73 to $41.68, compared to closing price of FB Financial’s common stock of $38.80 as of January 17, 2020.
Dividend Discount Model Analysis
Evercore performed a dividend discount model analysis to determine a range of implied equity values per share for FB Financial common stock on a standalone basis. Evercore calculated a range of implied equity values per share of FB Financial common stock based on the sum of the discounted after-tax net present values of (i) potential dividends that FB Financial is estimated to be able to pay to equity holders for the fourth quarter of 2019 and the calendar years ending December 31, 2020 through December 31, 2024, assuming a target tangible common equity to total assets ratio, or “TCE / TA”, of 10.0%, and (ii) the projected terminal value of future dividends after the calendar year 2024 payable to equity holders as of December 31, 2024.
In calculating the implied equity value per share valuation range of FB Financial on a standalone basis, Evercore used the FB Financial Forecasts for estimated fourth quarter 2019 and calendar years 2020 through 2024 total assets, tangible common equity and net income, and a long-term growth rate of 8% for FB Financial’s net income thereafter provided by Franklin management. Evercore then calculated the maximum amount of possible dividends that could be paid out in each year from 2020 through 2024 based on a target tangible common equity to total assets ratio of 10.0%, and calculated the terminal value of the potential dividends payable after calendar year 2024 by applying a range of price to NTM EPS multiples of 13.0x to 16.0x to FB Financial’s estimated net income for calendar year 2025, based on the FB Financial Forecasts. To determine the implied equity value per share, Evercore utilized a range of discount rates from 9.0% to 10.0% to discount to present value the potential dividends payable during the fourth quarter of 2019 and the calendar years 2020 through 2024, and the terminal value of the potential dividends payable thereafter.
Utilizing these ranges of discount rates and terminal value multiples, Evercore derived an implied equity value per share valuation range for FB Financial common stock of $40.92 to $50.90, compared to the closing price of FB Financial’s common stock of $38.80 as of January 17, 2020.
Other Factors – Franklin
Evercore also noted certain other factors, which were not considered material to its financial analyses with respect to its opinion, but were referenced for informational purposes only, including, among other things, the following:
Last 52-Week Trading Range
Evercore reviewed historical trading prices of shares of Franklin common stock during the fifty-two week period ended January 17, 2020, noting that the low and high closing prices during such period ranged from $26.06 to $35.49 per share of Franklin common stock, respectively.
Equity Research Analyst Price Targets
Evercore reviewed selected public market trading price targets for the shares of Franklin common stock prepared and published by equity research analysts that were publicly available as of January 17, 2020. These price targets reflect analysts’ estimates of the future public market trading price of the shares of Franklin common stock at the time the price target was published. As of January 17, 2020, the range of selected equity research analyst price targets per share of Franklin common stock was $27.00 to $38.00. Public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for the shares of Franklin common stock and these target prices and the analysts’ earnings estimates on which they were based are subject to risk and uncertainties, including factors affecting the financial performance of Franklin and future general industry and market conditions.
Other Factors – FB Financial
Evercore also noted certain other factors, which were not considered material to its financial analyses with respect to its opinion, but were referenced for informational purposes only, including, among other things, the following:
Last 52-Week Trading Range
Evercore reviewed historical trading prices of shares of FB Financial common stock during the fifty-two week period ended January 17, 2020, noting that the low and high closing prices during such period ranged from $30.33 to $40.33 per share of FB Financial common stock, respectively.
Equity Research Analyst Price Targets
Evercore reviewed selected public market trading price targets for the shares of FB Financial common stock prepared and published by equity research analysts that were publicly available as of January 17, 2020. These price targets reflect analysts’ estimates of the future public market trading price of the shares of FB Financial common stock at the time the price target was published. As of January 17, 2020, the range of selected equity research analyst price targets per share of FB Financial common stock was $39.00 to $46.00. Public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for the shares of FB Financial common stock and these target prices and the analysts’ earnings estimates on which they were based are subject to risk and uncertainties, including factors affecting the financial performance of FB Financial and future general industry and market conditions.
Miscellaneous
The foregoing summary of Evercore’s financial analyses does not purport to be a complete description of the analyses or data presented by Evercore to the Franklin board of directors. In connection with the review of the merger by the Franklin board of directors, Evercore performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Evercore’s opinion. In arriving at its fairness determination, Evercore considered the results of all the analyses and did not draw, in isolation, conclusions from or with regard to any one analysis or factor considered by it for purposes of its opinion. Rather, Evercore made its determination as to fairness on the basis of its professional judgment and experience after considering the results of all the analyses. In addition, Evercore may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be the view of Evercore with respect to the actual value of the shares of Franklin common stock. Rounding may result in total sums set forth in this section not equaling the total of the figures shown.
Evercore prepared these analyses for the purpose of providing an opinion to the Franklin board of directors as to the fairness, from a financial point of view, of the merger consideration to the holders of shares of Franklin common stock. These analyses do not purport to be appraisals or to necessarily reflect the prices at which the business or securities actually may be sold. Any estimates contained in these analyses are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such estimates.

Accordingly, estimates used in, and the results derived from, Evercore’s analyses are inherently subject to substantial uncertainty, and Evercore assumes no responsibility if future results are materially different from those forecasted in such estimates.
Evercore’s financial advisory services and its opinion were provided for the information and benefit of the Franklin board of directors (in its capacity as such) in connection with its evaluation of the proposed merger. The issuance of Evercore’s opinion was approved by an Opinion Committee of Evercore.
Evercore did not recommend any specific amount of consideration to the Franklin board of directors or Franklin’s management or that any specific amount of consideration constituted the only appropriate consideration in the merger for the holders of Franklin common stock.
Pursuant to the terms of Evercore’s engagement letter with Franklin, Franklin has paid Evercore retainer fees in the amount of approximately $140,000, and Franklin has agreed to pay Evercore a fee for its services that is estimated, based on information available as of the date of announcement of the merger, to be approximately $7.3 million, of which $1.0 million was paid upon delivery of Evercore’s opinion, and the balance of which will be payable contingent upon the consummation of the merger. Franklin has also agreed to reimburse Evercore for its expenses and to indemnify Evercore against certain liabilities arising out of its engagement.
During the two year period prior to the date of its opinion and other than in connection with services related to the merger, Evercore and its affiliates have not been engaged to provide financial advisory or other services to Franklin and Evercore has not received any compensation from Franklin during such period. In addition, during the two year period prior to the date of its opinion, Evercore and its affiliates have not been engaged to provide financial advisory or other services to FB Financial and Evercore has not received any compensation from the FB Financial during such period. Evercore may provide financial advisory or other services to Franklin and FB Financial in the future, and in connection with any such services Evercore may receive compensation.
Evercore and its affiliates engage in a wide range of activities for its and their own accounts and the accounts of customers, including corporate finance, mergers and acquisitions, equity sales, trading and research, private equity, placement agent, asset management and related activities. In connection with these businesses or otherwise, Evercore and its affiliates and/or its or their respective employees, as well as investment funds in which any of them may have a financial interest, may at any time, directly or indirectly, hold long or short positions and may trade or otherwise effect transactions for their own accounts or the accounts of customers, in debt or equity securities, senior loans and/or derivative products or other financial instruments of or relating to Franklin or its affiliates, FB Financial, potential parties to the merger and their respective affiliates or persons that are competitors, customers or suppliers of Franklin.
Franklin engaged Evercore to act as a financial advisor based on Evercore’s qualifications, experience and reputation. Evercore is an internationally recognized investment banking firm and regularly provides fairness opinions to its clients in connection with mergers and acquisitions, leveraged buyouts and valuations for corporate and other purposes.
FB Financial’s Reasons for the Merger; Recommendation of FB Financial’s Board of Directors
In reaching its decision to adopt and approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, and to recommend that its shareholders approve the merger agreement, the FB Financial board of directors evaluated the merger agreement, the merger and the other transactions contemplated by the merger agreement in consultation with FB Financial’s management, as well as FB Financial’s financial and legal advisors, and considered a number of factors, including the following material factors:

•	each of FB Financial’s, Franklin’s and the combined company’s business, operations, financial condition, asset quality, earnings, and prospects.

•
the FB Financial board of directors’ belief that Franklin’s business and operations complement those of FB Financial, and that the merger and the other transactions contemplated by the merger agreement would result in a combined company with a larger scale and market presence;

•	the combined company’s enhanced footprint and deposit gathering opportunities in the attractive Nashville market area, including Williamson county and Rutherford county;

•
the FB Financial board of directors’ belief that Franklin’s earnings and prospects, and the synergies potentially available in the proposed merger, would create the opportunity for the combined company to have superior future earnings and prospects compared to FB Financial’s earnings and prospects on a stand-alone basis;

•	the anticipated financial returns of the transaction, including immediate earnings accretion and no adverse impact on tangible book value per share;

•	the in-market nature of Franklin and FB Financial’s familiarity with Franklin’s products, customers and markets, which FB Financial believes should provide the opportunity to mitigate risk;

•	the expanded possibilities for growth that would be available to the combined company, given its larger size, asset base, capital and footprint;

•	the expectation of significant cost savings resulting from the transaction;

•
the terms of the merger and the fact that the exchange ratio is fixed, with no adjustment in the merger consideration to be received by Franklin shareholders as a result of possible increases or decreases in the trading price of Franklin or FB Financial stock following the announcement of the merger, which the FB Financial board of directors believed was consistent with market practice for transactions of this type and with the strategic purpose of the transaction;

•
that the combined company following the merger is expected to be the sixth largest bank in the Nashville, Tennessee metropolitan area by deposits and one of the largest financial services organizations in Williamson County, Tennessee and Rutherford County, Tennessee in terms of total consolidated assets, loans, deposits and revenues;

•
its understanding of the current and prospective environment in which FB Financial and Franklin operate, including economic conditions, the interest rate environment, the accelerating pace of technological change in the banking industry, increased operating costs resulting from regulatory and compliance mandates, the competitive environment for financial institutions generally, and the likely effect of these factors on FB Financial both with and without the merger;

•
its review and discussions with FB Financial’s management and advisors concerning FB Financial’s due diligence examination of the operations, financial condition and regulatory compliance programs and prospects of Franklin;

•	its expectation that FB Financial will retain its strong capital position and asset quality upon completion of the merger;

•
J.P. Morgan’s oral opinion to the FB Financial board of directors on January 17, 2020 as to the fairness, from a financial point of view, to FB Financial of the merger consideration, as more fully described below under “—Opinion of FB Financial’s Financial Advisor” beginning on page 90. The oral opinion was subsequently confirmed in writing by delivery of J.P. Morgan’s written opinion dated January 21, 2020;

•	its expectation that the required regulatory approvals could be obtained in a timely fashion;

•	its review with FB Financial’s legal advisors of the terms of the merger agreement, including the representations, covenants, deal protection and termination provisions; and

•
FB Financial’s past record of integrating mergers and of realizing projected financial goals and benefits of acquisitions and the strength of FB Financial’s management and infrastructure to successfully complete the integration process.

The FB Financial board of directors also considered potential risks related to the merger but concluded that the anticipated benefits of the merger were likely to substantially outweigh these risks. These potential risks include:

•
the regulatory and other approvals required in connection with the merger and the bank merger and the risk that such regulatory approvals may not be received in a timely manner or at all or may impose adverse conditions;

•	the possibility of encountering difficulties in achieving anticipated synergies in the amounts estimated or in the time frame contemplated;

•	the possibility of encountering difficulties in successfully integrating FB Financial’s and Franklin’s business, operations and workforce;

•	the risk of losing key FB Financial or Franklin employees during the pendency of the merger and thereafter;

•	certain anticipated merger-related costs;

•	the diversion of management attention and resources from the operation of FB Financial’s business towards the completion of the merger;

•	the possibility of additional federal regulations under Section 165 of the Dodd-Frank Act as a result of FirstBank having in excess of $10 billion in total assets as a result of the merger; and

•	the other risks described under the sections entitled “Risk Factors” beginning on page 40 and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 38.
The foregoing discussion of the information and factors considered by the FB Financial board of directors is not intended to be exhaustive, but includes the material factors considered by the board. In reaching its decision to approve the merger agreement, the merger, and the other transactions contemplated by the merger agreement, the FB Financial board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The FB Financial board of directors considered all these factors as a whole, including through its discussions with FB Financial’s management and financial and legal advisors, in evaluating the merger agreement, the merger, and the other transactions contemplated by the merger agreement.
For the reasons set forth above, the FB Financial board of directors determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of FB Financial and its shareholders, and adopted and approved the merger agreement and the transactions contemplated thereby, including the merger.
It should be noted that this explanation of the reasoning of the FB Financial board of directors and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” on page 38.

For the reasons set forth above, the FB Financial board of directors unanimously recommends that the holders of FB Financial common stock vote “FOR” the FB Financial share issuance proposal.
Opinion of FB Financial’s Financial Advisor
Pursuant to an engagement letter dated January 17, 2020, FB Financial retained J.P. Morgan as its financial advisor in connection with the proposed merger.
At the meeting of the board of directors of FB Financial on January 17, 2020, J.P. Morgan rendered its oral opinion to the board of directors of FB Financial that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the merger consideration to be paid by FB Financial in the proposed merger was fair, from a financial point of view, to FB Financial. J.P. Morgan has confirmed its January 17, 2020 oral opinion by delivering its written opinion to the board of directors of FB Financial, dated January 21, 2020, that, as of such date, the merger consideration to be paid by FB Financial in the proposed merger was fair, from a financial point of view, to FB Financial.
The full text of the written opinion of J.P. Morgan, dated January 21, 2020, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex B to this joint proxy statement/prospectus and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. FB Financial’s stockholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion was addressed to the board of directors of FB Financial (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed merger, was directed only to the merger consideration in the merger, and did not address any other aspect of the merger. J.P. Morgan expressed no opinion as to the fairness of the merger consideration to the holders of any class of securities, creditors or other constituencies of FB Financial or as to the underlying decision by FB Financial to engage in the proposed merger. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The summary of the opinion of J.P. Morgan set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. The opinion does not constitute a recommendation to any stockholder of FB Financial as to how such stockholder should vote with respect to the proposed merger or any other matter.
In arriving at its opinions, J.P. Morgan, among other things:

•	reviewed a draft dated January 20, 2020 of the merger agreement;

•	reviewed certain publicly available business and financial information concerning Franklin and FB Financial and the industries in which they operate;

•
compared the proposed financial terms of the merger with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration received for such companies;

•
compared the financial and operating performance of Franklin and FB Financial with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of Franklin common stock and FB Financial common stock and certain publicly traded securities of such other companies;

•
reviewed certain internal financial analyses and forecasts prepared or at the direction of the management of FB Financial relating to its business and Franklin’s business, as well as the estimated amount and timing of cost savings and related expenses and synergies expected to result from the merger (the “Synergies”); and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain members of the management of Franklin and FB Financial with respect to certain aspects of the merger, and the past and current business operations of Franklin and FB Financial, the financial condition and future prospects and operations of Franklin and FB Financial, the effects of the merger on the financial condition and future prospects of FB Financial, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.
In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by Franklin and FB Financial or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify (and did not assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct or was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of Franklin or FB Financial under any applicable laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, including the Synergies, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of Franklin and FB Financial to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. In addition, J.P. Morgan assumed that the proposed sale of non-franchise assets (and related use of proceeds) occur on the terms and in the time frame described by management of FB Financial. J.P. Morgan also assumed that the merger and the upstream merger, taken together, will qualify as a tax-free reorganization for United States federal income tax purposes, and will be consummated as described in the merger agreement, and that the definitive merger agreement would not differ in any material respect from the draft thereof provided to J.P. Morgan. J.P. Morgan also assumed that the representations and warranties made by FB Financial and Franklin in the merger agreement and the related agreements were and will be true and correct in all respects material to its analysis. J.P. Morgan is not a legal, regulatory or tax expert and has relied on the assessments made by advisors to FB Financial with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on Franklin or FB Financial or on the contemplated benefits of the merger.
J.P. Morgan’s opinion was necessarily based on economic, market, and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. J.P. Morgan’s opinion noted that subsequent developments may affect J.P. Morgan’s opinion and that J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the merger consideration to be paid by FB Financial in the proposed merger, and J.P. Morgan has expressed no opinion as to the fairness of the merger consideration to the holders of any class of securities, creditors or other constituencies of FB Financial or the underlying decision by FB Financial to engage in the merger. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the proposed merger, or any class of such persons relative to the merger consideration in the proposed merger or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the price at which FB Financial common stock or Franklin common stock will trade at any future time.
The terms of the merger agreement, including the exchange ratio, were determined through arm’s-length negotiations between FB Financial and Franklin, and the decision to enter into the merger agreement was solely that of FB Financial’s board of directors and Franklin’s board of directors. J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by the Board of Directors of FB Financial in its evaluation of the proposed merger and should not be viewed as determinative of the views of FB Financial’s board of directors or management with respect to the proposed merger or the merger consideration.
In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodology in rendering its opinion to the board of directors of FB Financial on January 21, 2020, and contained in the presentation delivered to the board of directors of FB Financial on such date in connection with the rendering of such opinion and does not purport to be a complete description of the analyses or data presented by J.P. Morgan. If applicable: Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and, in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s analyses.
Franklin Public Trading Multiples Analysis. Using publicly available information, J.P. Morgan compared selected financial and market data of Franklin with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be analogous to Franklin’s business, including the following selected companies (which we refer to as the “Franklin selected banks”):

•	Atlantic Capital Bancshares, Inc.

•	Capstar Financial Holdings, Inc.

•	FB Financial

•	Reliant Bancorp, Inc.

•	ServisFirst Bancshares, Inc.

•	SmartFinancial, Inc.

•	Stock Yards Bancorp, Inc.
Multiples were based on closing stock prices on January 13, 2020, which was the last practicable day prior to the delivery of the J.P. Morgan opinion. For each of the following analyses performed by J.P. Morgan, financial and market data for the Franklin selected banks were based on the Franklin selected banks’ public filings and information J.P. Morgan obtained from SNL Financial and FactSet Research Systems. The multiples and ratios for each of the Franklin selected banks were based on the most recent publicly available information as of January 13, 2020.
None of the Franklin selected banks reviewed is identical to Franklin. Certain of these companies may have characteristics that are materially different from those of Franklin. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies differently than they would affect Franklin. However, the companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analyses, may be considered similar to those of Franklin.
For Franklin and each Franklin selected bank, publicly available financial performance for the most recent publicly reported fiscal quarter was measured. With respect to Franklin and the Franklin selected banks, the information J.P. Morgan presented included:

•	multiple of price to estimated 2020 earnings per share (which we refer to as “P/CY 2020E EPS”) and

•
a regression analysis to review the relationship between (i) a multiple of price to tangible book value per share (which we refer to as “P/TBVPS”) and (ii) the estimated 2020 return on average tangible common equity (which we refer to as “CY 2020E ROATCE”), in each case, based on available estimates obtained from public filings, SNL Financial and FactSet Research Systems.

Based on the results of this analysis and other factors which J.P. Morgan considered appropriate based on its experience and judgment, J.P. Morgan selected multiple reference ranges for Franklin as follows:

Range
P/CY 2020E EPS	12.0x – 15.1x
P/TBVPS	1.3x – 1.7x
Based on the above analysis, J.P. Morgan then applied a multiple reference range of 12.0x to 15.1x for P/CY 2020E EPS to FB Financial management’s estimate of Franklin’s earnings per share for the fiscal year 2020 of $2.81. J.P. Morgan also applied a multiple reference range of 1.3x to 1.7x for P/TBVPS, which it derived from FB Financial management’s estimated range of Franklin’s CY 2020E ROATCE of 9.2% to 11.2%, to Franklin’s tangible book value per share of $26.46 based on the most recent publicly available information as of January 13, 2020.
After applying these ranges to Franklin’s estimated 2020 earnings per share and Franklin’s tangible book value per share, J.P. Morgan’s analysis indicated the following implied equity value per share ranges for the shares of Franklin common stock, rounded to the nearest $0.25 per share of Franklin common stock, as compared to the implied value of the merger consideration of $39.47 per share of Franklin common stock (which we refer to as the “assumed consideration”), which was calculated based on the sum of (x) the cash consideration of $2.00 per share and (y) the product of the fixed exchange ratio provided in the merger agreement of 0.9650 and the closing stock price of FB Financial common stock on January 13, 2020 of $38.83:

	Implied Equity Value Per Share
	Low	High
P/CY 2020E EPS	$33.75	$42.25
P/TBVPS	$35.50	$44.25
Selected Transaction Analysis. Using publicly available information, J.P. Morgan examined selected bank transactions with transaction values between $400 and $800 million announced between June 2019 and December 2019.
Specifically, J.P. Morgan reviewed the following transactions:

Month/Year Announced	Buyer	Target
09/2019	Sandy Spring Bancorp	Revere Bank
09/2019	First Defiance Financial Corp.	United Community Financial Corp.
07/2019	Simmons First National Corporation	The Landrum Company
07/2019	WesBanco, Inc.	Old Line Bancshares, Inc.
07/2019	People’s Financial United, Inc.	United Financial Bancorp, Inc.
06/2019	Valley National Bancorp	Oritani Financial Corp.
J.P. Morgan calculated, for each selected transaction, a multiple of the announced market value of the per share consideration, as of the relevant announcement date, to each of (i) the target company’s earnings per share for the next twelve-month period following the announcement of the applicable transaction (which we refer to as “P/NTM EPS”), and (ii) the target company’s P/TBVPS as of the most recent quarter prior to the relevant announcement date.

J.P. Morgan’s analysis resulted in (i) a P/NTM EPS multiple range for the selected transactions of 11.1x to 14.9x and (ii) a P/TBVPS multiple range for the selected transactions of 1.3x to 1.8x.
Franklin Standalone Dividend Discount Analysis. J.P. Morgan calculated a range of implied values for Franklin common stock by discounting to present value estimates of Franklin’s future dividend stream and terminal value. In performing its analysis, J.P. Morgan utilized, among others, the following assumptions, which were reviewed and approved by FB Financial management:

•
earnings and asset assumptions for Franklin that were, at the direction of management, equal to publicly available consensus analyst estimates for the period of 2019 through 2021 and extrapolations by FB Financial management derived from such consensus estimates for the period of 2022 through 2025 (which we refer to collectively as the “Franklin forecast”);

•	a January 13, 2020 valuation date;

•
a terminal value based on estimated 2025 net income (which was based on the Franklin forecast), multiplied by a next twelve months price to earnings ratio (which we refer to as “NTM P/E”) multiple range of 12.5x to 13.5x;

•	discount rates from 7.5% to 8.5%, which range was chosen by J.P. Morgan based upon an analysis of Franklin’s cost of equity;

•	a tangible common equity to tangible assets ratio of 8.5% (and with capital in excess of this target paid as dividends), as provided by FB Financial management;

•	a cost of excess capital of 2.75% (pre-tax), as provided by FB Financial management;

•	a marginal tax rate of 26.0%, as provided by FB Financial management; and

•	a mid-year convention.
Based on the Franklin forecast and using a range of discount rates from 7.5% to 8.5%, reflecting estimates of Franklin’s cost of equity as described above, J.P. Morgan discounted the estimated dividend streams from Franklin for the period of 2020 through 2025 and the range of terminal values to derive present values, as of January 13, 2020, of Franklin.
This analysis implied an equity value per share of $42.75 to $47.00 per share of Franklin common stock as of January 13, 2020, as compared to (i) the closing price of Franklin common stock of $33.66 per share on January 13, 2020 and (ii) the implied per share equity value of the merger consideration of $39.47, calculated as of January 13, 2020.
Franklin Synergized Dividend Discount Analysis. J.P. Morgan calculated a range of implied values for Franklin common stock by discounting to present value estimates of Franklin’s future dividend stream and terminal value pro forma for the synergies and dis-synergies of the transaction. In performing its analysis, J.P. Morgan utilized, among others, the assumptions listed above, which were reviewed and approved by FB Financial management, as well as synergy, dis-synergy, and restructuring charge assumptions based on FB Financial management’s forecast for the period of 2020 through 2025 (which we refer to as the “net synergies”).
Based on the Franklin forecast and using a range of discount rates from 7.5% to 8.5%, reflecting estimates of Franklin’s cost of equity as described above, J.P. Morgan discounted the estimated dividend streams from Franklin for the period of 2020 through 2025 and the range of terminal values to derive present values, as of January 13, 2020, of Franklin.

This analysis implied an equity value per share of $49.50 to $54.75 per share of Franklin common stock as of January 13, 2020, as compared to (i) the closing price of Franklin common stock of $33.66 per share on January 13, 2020 and (ii) the implied per share equity value of the merger consideration of $39.47, calculated as of January 13, 2020.
FB Financial Public Trading Multiples Analysis. Using publicly available information, J.P. Morgan compared selected financial and market data of FB Financial with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be analogous to FB Financial’s business, including the following selected companies (which we refer to as the “FB Financial selected banks”):

•	Franklin

•	Pinnacle Financial Partners, Inc.

•	ServisFirst Bancshares, Inc.

•	Stock Yards Bancorp, Inc.

•	United Community Banks, Inc.
Multiples were based on closing stock prices on January 13, 2020, which was the last practicable day prior to the delivery of the J.P. Morgan opinion. For each of the following analyses performed by J.P. Morgan, financial and market data for the FB Financial selected banks were based on the FB Financial selected banks’ public filings and information J.P. Morgan obtained from SNL Financial and FactSet Research Systems. The multiples and ratios for each of the FB Financial selected regional banks were based on the most recent publicly available information as of January 13, 2020.
None of the FB Financial selected banks reviewed is identical to FB Financial. Certain of these companies may have characteristics that are materially different from those of FB Financial. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies differently than they would affect FB Financial. However, the companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analyses, may be considered similar to those of FB Financial.
For FB Financial and each FB Financial selected bank, publicly available financial performance for the most recent publicly reported fiscal quarter was measured. With respect to FB Financial and the FB Financial selected banks, the information J.P. Morgan presented included:

•	P/CY 2020E EPS and

•	a regression analysis to review the relationship between (i) P/TBVPS and (ii) CY 2020E ROATCE, in each case, based on available estimates obtained from public filings, SNL Financial and FactSet Research Systems, and, with respect to FB Financial, per FB Financial management, on a pro forma basis to reflect the then-acquisition by FB Financial of FNB Financial Corp., which FB Financial subsequently completed on February 14, 2020.

Based on the results of this analysis and other factors which J.P. Morgan considered appropriate based on its experience and judgment, J.P. Morgan selected multiple reference ranges for FB Financial as follows:

Range
P/CY 2020E EPS	11.6x – 15.1x
P/TBVPS	2.0x – 2.4x
Based on the above analysis, J.P. Morgan then applied a multiple reference range of 11.6x to 15.1x for P/CY 2020E EPS to FB Financial management’s estimate of FB Financial’s earnings per share for the fiscal year 2020 of $2.84. J.P. Morgan also applied a multiple reference range of 2.0x to 2.4x for P/TBVPS, which it derived from FB Financial management’s estimated range of FB Financial’s CY 2020E ROATCE of 14.1% to 16.1%, to FB Financial’s tangible book value per share of $18.07 based on the most recent publicly available information as of January 13, 2020.
After applying these ranges to FB Financial’s estimated 2020 earnings per share and FB Financial’s tangible book value per share, J.P. Morgan’s analysis indicated the following implied equity value per share ranges for the shares of FB Financial common stock, rounded to the nearest $0.25 per share of FB Financial common stock, as compared to the closing stock price of FB Financial common stock on January 13, 2020 of $38.83:

	Implied Equity Value Per Share
	Low	High
P/CY 2020E EPS	$32.75	$42.75
P/TBVPS	$36.00	$42.75
FB Financial Standalone Dividend Discount Analysis. J.P. Morgan calculated a range of implied values for FB Financial common stock by discounting to present value estimates of FB Financial’s future dividend stream and terminal value. In performing its analysis, J.P. Morgan utilized, among others, the following assumptions, which were reviewed and approved by FB Financial management:

•
earnings and asset assumptions for FB Financial that were, at the direction of management, equal to equal to publicly available consensus analyst estimates for the period of 2019 through 2021 and extrapolations by FB Financial management derived from such consensus estimates for the period of 2022 through 2025 (which we refer to collectively as the “FB Financial forecast”);

•	a January 13, 2020 valuation date;

•	a terminal value based on estimated 2025 net income (which was based on the FB Financial forecast), multiplied by an NTM P/E multiple range of 12.5x to 13.5x;

•	discount rates from 7.5% to 8.5%, which range was chosen by J.P. Morgan based upon an analysis of FB Financial’s cost of equity;

•	a tangible common equity to tangible assets ratio of 8.5% (and with capital in excess of the target paid as dividends), as provided by FB Financial management;

•	a cost of excess capital of 2.75% (pre-tax), as provided by FB Financial management;

•	a marginal tax rate of 26.0%; and

•	a mid-year convention.

Based on the FB Financial forecast and using a range of discount rates from 7.5% to 8.5%, reflecting estimates of FB Financial’s cost of equity as described above, J.P. Morgan discounted the estimated dividend streams from FB Financial for the period of 2020 through 2025 and the range of terminal values to derive present values, as of January 13, 2020, of FB Financial.
This analysis implied an equity value per share of $43.75 to $48.25 per share of Franklin common stock as of January 13, 2020, as compared to (i) the closing price of FB Financial common stock of $38.83 per share on January 13, 2020 and (ii) the implied per share equity value of the merger consideration of $39.47, calculated as of January 13, 2020.
Relative Value Analysis.
Based upon the implied valuations for each of Franklin and FB Financial calculated pursuant to the trading multiples analyses and standalone and synergized dividend discount analyses described above, J.P. Morgan calculated a range of implied exchange ratios of a share of Franklin common stock to a share of FB Financial common stock, adjusted for the cash consideration of $2.00 per share, and then compared that range of implied exchange ratios to the exchange ratio in the merger of 0.9650 shares of FB Financial common stock per share of Franklin common stock.
For each of the analyses referred to above, J.P. Morgan calculated the ratio implied by dividing the low end of each implied equity value of Franklin, adjusted for the cash consideration of $2.00 per share, by the high end of each implied equity value of FB Financial. J.P. Morgan also calculated the ratio implied by dividing the high end of each implied equity value of Franklin, adjusted for the cash consideration of $2.00 per share, by the low end of each implied equity value of FB Financial.
This analysis indicated the following implied exchange ratios, compared in each case to the exchange ratio in the merger of 0.9650 shares of FB Financial common stock per share of Franklin common stock:

Comparison	Range of Implied Exchange Ratios
Public Trading Multiples Analysis:
2020E P/E	0.7406x – 1.2269x
P/TBVPS	0.7842x – 1.1685x
Standalone Dividend Discount Analysis	0.8481x – 1.0315x
Synergized Dividend Discount Analysis	0.9871x – 1.2048x
Value Creation Analysis. J.P. Morgan prepared a value creation analysis that compared the equity value of FB Financial (implied by the standalone dividend discount analysis) to the pro forma implied combined company equity value. J.P. Morgan determined the pro forma combined company equity value by calculating the value of (i) the implied equity value of FB Financial using the midpoint value determined in J.P. Morgan’s standalone dividend discount analysis described above in “– FB Financial Standalone Dividend Discount Analysis”, plus (ii) the implied equity value of Franklin using the midpoint value determined in J.P. Morgan’s standalone dividend discount analysis described above in “– Franklin Standalone Dividend Discount Analysis”, plus (iii) the estimated present value of expected cost synergies and revenue dis-synergies described above in “– Franklin Synergized Dividend Discount Analysis”, less (iv) the aggregate Cash portion of the merger consideration of $2.00 per share to be paid by FB Financial. The value creation analysis at the exchange ratio of 0.9650x and implied per share equity value of the merger consideration of $39.47 provided for in the proposed merger yielded accretion to the holders of FB Financial common stock of 4.2%. There can be no assurance that the synergies, dis-synergies and restructuring charges will not be substantially greater or less than the estimates described above.
Other Information. In connection with its opinion dated the date of this joint proxy statement/prospectus, J.P. Morgan reviewed the analyses used to render its January 17, 2020 oral opinion to the board of directors of

FB Financial by performing procedures to update certain of such analyses and by reviewing the assumptions upon which such analyses were based and the factors considered in connection therewith.
Miscellaneous. The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of FB Financial or Franklin. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.
Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary is identical to FB Financial or Franklin, and none of the selected transactions reviewed was identical to the proposed merger. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of FB Financial and Franklin. The transactions selected were similarly chosen because their participants, size and other factors, for purposes of J.P. Morgan’s analysis, may be considered similar to the proposed merger. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to FB Financial and Franklin and the transactions compared to proposed the merger.
As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. J.P. Morgan was selected to advise FB Financial with respect to the merger on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with FB Financial and Franklin and the industries in which they operate.
J.P. Morgan received a fee from FB Financial of $2.0 million for the delivery of its opinion. For services rendered in connection with the proposed merger, FB Financial has agreed to pay J.P. Morgan an additional $2.0 million payable upon the closing of the merger. In addition, J.P. Morgan may, at FB Financial’s sole discretion, receive a fee of $1.0 million payable upon the closing of the merger. In the event the merger is not consummated and FB Financial receives any break-up fee following or in connection with the termination, abandonment or failure to occur of the proposed merger, FB Financial will pay J.P. Morgan a fee equal to 15.0% of any such break-up fee (less any of the above fees already paid by FB Financial), but in no event will any such fee paid to J.P. Morgan exceed $4.0 million. In addition, FB Financial has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the reasonable fees and expenses of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement.
During the two years preceding the date of J.P. Morgan’s opinion, neither J.P. Morgan nor its affiliates has had any material financial advisory or other material commercial or investment banking relationships with Franklin. During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with FB Financial for which J.P. Morgan and such affiliates have received customary compensation. Such services during such period have included acting as joint lead bookrunner on an offering of equity securities in May 2018. In addition, J.P. Morgan and its affiliates hold, on a proprietary basis, less than 1.0% of the outstanding common stock of each of FB Financial and Franklin. During the two year period preceding delivery of its opinion ending on January 21, 2020, the aggregate fees received by J.P. Morgan from FB Financial were approximately $3.3 million. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of FB Financial or Franklin for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities or other financial instruments.
Interests of Franklin’s Directors and Executive Officers in the Merger
In considering the recommendation of the Franklin board of directors, Franklin shareholders should be aware that the directors and executive officers of Franklin may have interests in the merger that may be different from, or in addition to, the interests of Franklin shareholders generally. The Franklin board of directors was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement, and in making its recommendation that Franklin shareholders vote to approve the merger proposal. These interests are described in further detail below.
Franklin’s executive officers for purposes of the discussion below are J. Myers Jones, III (currently Chief Executive Officer of Franklin), Lee M. Moss (currently President of Franklin), Chris Black (currently Chief Financial Officer of Franklin), David McDaniel (currently Chief Lending Officer and Williamson County President of Franklin), Eddie A. Maynard (currently Chief Credit Officer of Franklin), and Terry R. Howell (currently Executive Vice President, Corporate Risk Officer and Interim Chief Operating Officer).
Treatment of Franklin Equity Awards
At the effective time of the merger, each Franklin option, whether or not vested, and each Franklin restricted stock award or Franklin restricted stock unit award that was outstanding as of December 31, 2019 and that remains outstanding as of the effective time (and any Franklin restricted stock unit award held by a Franklin non-employee director) will vest and be settled for the merger consideration. Any Franklin restricted stock or restricted stock unit awards granted to employees of Franklin on or after December 31, 2019 that remains outstanding as of the effective time will be converted into a restricted stock or restricted stock unit award in respect of FirstBank common stock of approximately equivalent value. Such awards will vest on their original terms or an earlier qualifying termination of employment by FirstBank without cause or, in the case of certain Franklin executive officers, by the executive for good reason following the effective time.
For an estimate of the amounts that would become payable to Franklin’s named executive officers upon the vesting and settlement of their unvested equity-based awards, see the “Golden Parachute Compensation” table below. The estimated aggregate amount that would be realized by the two Franklin executive officers who are not named executive officers in settlement of their Franklin equity awards that are outstanding as of July 1, 2020 if the effective time occurred on such date is $258,929. The estimated aggregate amount that would be realized by the ten Franklin non-employee directors in settlement of their Franklin equity awards that are outstanding as of July 1, 2020 if the effective time occurred on such date is $2,484,077. The amounts in this paragraph were determined using a price per share of Franklin common stock of $37.38 (the average closing market price of Franklin common stock over the first 5 business days following the public announcement of the merger on January 27, 2020). These amounts do not attempt to forecast any additional equity award grants, issuances or forfeitures that may occur prior to the closing of the merger and following the date of this joint proxy statement/prospectus. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, the actual amounts, if any, to be received by Franklin’ executive officers and non-employee directors may materially differ from the amounts set forth above.

Existing Franklin Employment Agreements and Restrictive Covenant Agreements
Franklin is party to an employment agreement with each of Messrs. Jones, Black, Howell, McDaniel, Moss and Maynard, dated August 28, 2019. Pursuant to the terms of the Franklin employment agreements, the executives are entitled to, among other things, certain severance benefits if their employment is terminated by Franklin without cause or by the executive with good reason. Specifically, in exchange for a release of claims in favor of Franklin, each of Messrs. Jones, Black, Howell, McDaniel, Moss and Maynard would be entitled to (i) an amount equal to two times his base salary, payable in equal monthly installments over the 24 month period following the date of termination, (ii) an amount equal to two times his average annual cash incentive payments for the prior 3 years, payable in equal monthly installments over the 24 month period following the date of termination, and (iii) automatic vesting of outstanding equity awards. The employment agreements also provide that all of the executive’s outstanding equity awards will become fully-vested upon a change in control. In the event that payments to the executives become subject to Sections 280G and 4999 of the Code, such payments would be reduced if such reduction would leave the executive officer better off on an after-tax basis.
Franklin is also party to a non-compete and non-solicitation agreement with each of Messrs. Jones, Black, Howell, McDaniel, Moss and Maynard, dated August 28, 2019, pursuant to which, among other things, each executive officer has agreed, during the term of his employment and for a period of 12 months thereafter, not to (i) solicit customers, employees or independent contractors of Franklin and (ii) engage in certain activities that would compete with Franklin. Under these agreements, as consideration for compliance with the restrictive covenants, upon a termination of employment for any reason, each executive will receive a non-compete payment equal to one times his base salary plus the average of annual cash incentive payments for the prior 3 years, payable in equal monthly installments over the 12 month period following the date of termination.
For an estimate of the cash severance amounts and non-compete payment amounts that would become payable to each of Franklin’s named executive officers upon a termination of employment following the closing of the merger under the terms of the existing employment and non-compete and non-solicitation agreements with Franklin, see the “Golden Parachute Compensation” table below. The estimated aggregate amount that would be payable to Mr. Howell upon a termination of employment following the closing of the merger under the terms of their existing agreements with Franklin is $993,387.
Post-Closing Roles and Agreements with FirstBank
Concurrently with the signing of the merger agreement, FirstBank entered into a letter agreement with each of Messrs. Jones, Moss, McDaniel and Maynard. Pursuant to the letter agreement with Messrs. Jones and Moss, each executive agreed that he would continue as an employee of FirstBank for a transition period commencing on the closing of the merger and ending on the first anniversary thereof. During this transition period, Mr. Jones will serve as Chairman of Williamson County and Mr. Moss will serve as Chairman of Rutherford County. Each of Messrs. Jones and Moss will receive a base salary equal to his current annual base salary of $498,000 and $329,040, respectively, and be eligible for discretionary cash incentives and equity incentive compensation. In addition, each of Messrs. Jones and Moss agreed that his Franklin equity awards will be treated in accordance with the merger agreement and as such, waived the right to vesting on the closing of the merger for the Franklin awards granted on or after December 31, 2019. At the conclusion of the transition period, Messrs. Jones’ and Moss’ employment with FirstBank will terminate and the executive will be entitled to the severance under the terms of the Franklin employment agreement described above in the amount of $1,022,158, and $679,951, respectively, as well as the non-compete payment described above in the amount of $511,079 and $339,975, respectively, subject to reduction in the event the payments to Messrs. Jones or Moss become subject to Sections 280G and 4999 of the Code as described above.
Pursuant to the letter agreement with Messrs. McDaniel and Maynard, following the closing of the merger, Mr. McDaniel will serve as Regional President, Middle Tennessee South, and Mr. Maynard will serve as Regional Credit Officer, Middle Tennessee South. Each of Messrs. McDaniel and Maynard will receive a base salary equal to his current annual base salary of $360,133 and $315,370, respectively, and be eligible for an annual cash incentive award and equity incentive awards, in each case pursuant to the terms of FirstBank’s applicable incentive compensation plan and as determined by the FirstBank’s board of directors or a committee thereof. For the 2020 fiscal year, the executive’s minimum incentive opportunity will include: (i) a cash incentive award of $20,000, in the case of Mr. McDaniel, and $23,000 in the case of Mr. Maynard, and (ii) equity incentive grants in respect of FirstBank common stock consisting of restricted stock units with a target value of $100,000, in the case of Mr. McDaniel, and $67,000, in the case of Mr. Maynard, and performance stock units with a target value of $100,000, in the case of Mr. McDaniel and $67,000, in the case of Mr. Maynard, to be paid or granted, as applicable, in 2021 at the time or times such awards are provided to similarly situated executives of FirstBank. In addition, each of Messrs. McDaniel and Maynard agreed that the Franklin equity awards will be treated in accordance with the merger agreement and as such, waived his right to vesting on the closing of the merger for his Franklin awards granted on or after December 31, 2019, and agreed that the changes in employment terms, including title, position and duties, from those in effect prior to the closing of the merger will not entitle the executive to terminate for good reason following the closing of the merger. If the executive experiences a qualifying termination following the closing of the merger, he will be entitled to the severance described above in the amount of $748,911 and $665,585, respectively, as well as the non-compete payment described above in the amount of $374,455 and $332,792, respectively, subject to reduction in the event that payments to the executive become subject to Sections 280G and 4999 of the Code as described above.
In addition, FB Financial has communicated to Messrs. McDaniel and Maynard that it will grant 10,000 shares of FB Financial restricted stock units to Mr. McDaniel and 5,000 shares of FB Financial restricted stock units to Mr. Maynard following completion of the merger.  The restricted stock would vest in three equal annual installments subject to continued employment, and is intended to provide additional retention benefits to the combined company following the closing.
Indemnification; Directors’ and Officers’ Insurance
Pursuant to the terms of the merger agreement, from and after the effective time, FB Financial would indemnify certain persons, including Franklin’s directors and executive officers. In addition, for a period of 6 years from the effective time, FB Financial would maintain an insurance policy for the benefit of certain persons, including Franklin’s directors and executive officers. For additional information, see “The Merger Agreement-Director and Officer Indemnification and Insurance” beginning on page 118.
Merger-Related Compensation for Franklin’s Named Executive Officers
The information set forth in the table below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about certain compensation and benefits payable to each of Franklin’s named executive officers (NEOs) that is based on or otherwise relates to the merger and assumes, among other things, that each of Franklin’s named executive officers experiences a severance-qualifying termination immediately following the effective time of the merger. The compensation shown in this table and described in the footnote to the table is the subject of a non-binding, advisory vote of the Franklin shareholders at the Franklin special meeting, as described in “Franklin Proposals—Proposal No. 2: Franklin Compensation Proposal” beginning on page 59. The figures in the table are estimated based on current compensation levels and the NEOs’ existing compensation arrangements with Franklin. It does not include amounts payable to Messrs. Jones, McDaniel, Moss and Maynard under their letter agreements with FirstBank following the effective time of the merger. For additional details regarding the terms of the payments described below, see the discussion under the caption “—Interests of Franklin’s Directors and Executive Officers in the Merger” above.
The amounts indicated below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described below, and do not reflect certain compensation actions that may occur before the effective time of the merger. For purposes of calculating such amounts, we have assumed:

•	July 1, 2020, as the closing date of the merger;

•	a termination of each named executive officer’s employment without cause or his resignation for good reason, effective as of immediately following the effective time of the merger; and

•
a price per share of Franklin common stock of $37.38 (the average closing market price of Franklin common stock over the first 5 business days following the public announcement of the merger on January 27, 2020).

Golden Parachute Compensation

Named Executive Officer	Cash ($)(1)	Equity ($)(2)	Perquisites/benefits($)	Tax Reimbursement(4)	Other ($)	Total($)
J. Myers Jones, III Chief Executive Officer	1,533,237	501,718	0	0	0	2,034,955
Christopher J. Black Chief Financial Officer	1,206,450	714,219	0	0	0	1,920,669
David J. McDaniel Chief Lending Officer, Franklin	1,149,306	542,136	0	0	0	1,691,442
Lee M. Moss President, Franklin	1,036,634	376,161	0	0	0	1,412,795
Eddie A. Maynard, Jr. Chief Credit Officer, Franklin	1,010,182	397,073	0	0	0	1,407,255
Richard E. Herrington (3) Former CEO	-	-	-	-	-	-
Kevin A. Herrington (4) Former EVP and COO	-	-	-	-	-	-

(1)	The cash amount payable to the NEOs consists of the following components:

NEO	Severance ($)(a)	Non-Compete Payment ($)(b)
Mr. Jones	1,022,158	511,079
Mr. Black	804,300	402,150
Mr. McDaniel	766,204	383,102
Mr. Moss	691,089	345,545
Mr. Maynard, Jr.	673,455	336,727
Mr. Herrington	-	-

(a)
Reflects an amount equal to (i) two times the NEO’s base salary, plus (ii) two times the NEO’s average annual cash incentive payments for the prior 3 years, payable in equal monthly installments over the 24 month period following the date of termination. Pursuant to the NEO’s letter agreement with FirstBank, the dollar value of the severance payment is fixed.

(b)
Reflects an amount equal to one times the NEO’s base salary, plus the NEO’s average annual cash incentive payments for the prior 3 years, payable in equal monthly installments over the12 month period following the date of termination. Pursuant to the NEO’s letter agreement with FirstBank, the dollar value of the non-compete payment is fixed.

(2)
At the effective time of the merger: (i) Franklin options and Franklin restricted stock and restricted stock unit awards that were outstanding as of December 31, 2019 will vest in full (i.e., “single-trigger”) and be settled for the merger consideration; and (ii) Franklin restricted stock and restricted stock unit awards granted on or after December 31, 2019 will be converted into FirstBank restricted stock or restricted stock unit awards of approximately equivalent value. Such converted awards will vest in accordance with their original terms or upon an earlier qualifying termination of employment by FirstBank without cause or by the named executive officer for good reason (i.e., “double-trigger”). Set forth below is the estimated value of each type of unvested Franklin equity-based award held by the NEOs that would become vested upon the effective time of the merger or a qualifying termination of employment thereafter.

	Single-Trigger Awards			Double-Trigger Awards
NEO	Stock Options($)	Restricted Stock($)	RSUs($)	RSUs($)
Mr. Jones	31,777	24,147	196,021	249,773
Mr. Black	0	162,117	332,009	220,093
Mr. McDaniel	33,656	25,456	259,641	223,383
Mr. Moss	25,910	21,232	164,360	164,659
Mr. Maynard, Jr.	24,021	8,373	177,592	187,087
Mr. Herrington	-	-	-	-

(3)	Mr. Herrington resigned as CEO and Chairman of the Board effective as of March 18, 2019.

(4)	Mr. Herrington resigned as EVP and COO effective as of March 18, 2019.
Certain Unaudited Prospective Financial Information
FB Financial and Franklin do not, as a matter of course, publicly disclose forecasts or internal projections as to their respective future performance, revenues, earnings, financial condition or other results given, among other reasons, the inherent uncertainty of the underlying assumptions and estimates, other than, from time to time, estimated ranges of certain expected financial results and operational metrics for the current year and certain future years in their respective regular earnings press releases and other investor materials.
However, in connection with the merger,

•
FB Financial’s management directed J.P. Morgan to use certain unaudited prospective financial information with respect to FB Financial and Franklin for calendar years 2019 through 2021 reflecting publicly available consensus analyst estimates (and for calendar years 2022 through 2025 reflecting extrapolations therefrom prepared by FB Financial management) on a standalone basis and without giving effect to the merger, which was provided by FB Financial management to FB Financial’s board of directors and to J.P. Morgan, and approved by FB Financial for J.P. Morgan’s use and reliance in performing its financial analyses in connection with its fairness opinion, as described in this joint proxy statement/prospectus under “—Opinion of FB Financial’s Financial Advisor” beginning on page 90;

•
Franklin’s management directed Evercore to use certain unaudited prospective financial information with respect to FB Financial for calendar years 2019 through 2021 reflecting publicly available research analysts’ estimates (and for calendar years 2022 through 2024 reflecting extrapolations therefrom using assumptions provided by Franklin management) on a standalone basis and without giving effect to the merger, which was provided by Franklin management to Franklin’s board of directors and to Evercore, and approved by Franklin for Evercore’s use in performing its financial analyses in connection with Evercore’s opinion, as described in this joint proxy statement/prospectus under “—Opinion of Franklin’s Financial Advisor” beginning on page 75; and

•
Franklin’s management prepared certain unaudited prospective financial information with respect to Franklin for calendar years 2019 through 2024 on a standalone basis and without giving effect to the merger, which was provided by Franklin management to Franklin’s board of directors and to Franklin’s financial advisor, Evercore, and approved by Franklin for Evercore’s use in performing its financial analyses in connection with Evercore’s opinion, as described in this joint proxy statement/prospectus under “—Opinion of Franklin’s Financial Advisor” beginning on page 75. We refer to this information collectively as the “prospective financial information.”

A summary of certain significant elements of this information is set forth below and is included in this joint proxy statement/prospectus solely for the purpose of providing holders of FB Financial common stock and holders of Franklin common stock access to certain nonpublic information made available to FB Financial and Franklin and their respective boards of directors and financial advisors.
The prospective financial information was intended solely for internal use, is not fact, and neither FB Financial nor Franklin endorses the prospective financial information as predictive of actual future results. Furthermore, although presented with numerical specificity, the prospective financial information reflects numerous estimates and assumptions made at the time such prospective financial information was prepared or approved for use and without reference to the impacts of the merger. The estimates and assumptions underlying the prospective financial information involve judgments with respect to, among other things, economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industries in which FB Financial and Franklin operate and the risks and uncertainties described under “Risk Factors” beginning on page 40 and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 38 and in the reports that FB Financial and Franklin file with the SEC from time to time, all of which are difficult to predict and many of which are outside the control of FB Financial and Franklin and will be beyond the control of the combined company. There can be no assurance that the underlying assumptions or projected results will be realized, and actual results could differ materially from those reflected in the prospective financial information, whether or not the merger is completed. The inclusion in this joint proxy statement/prospectus of the unaudited prospective financial information below should not be regarded as an indication that FB Financial, Franklin or their respective boards of directors or advisors considered, or now consider, this prospective financial information to be material information to any holders of FB Financial common stock or holders of Franklin common stock, as the case may be, particularly in light of the inherent risks and uncertainties associated with such prospective financial information, or that it should be construed as financial guidance, and it should not be relied on as such. Moreover, the prospective financial information does not take into account any circumstances or events occurring after the date they were prepared, including the recent market disruptions relating to the coronavirus pandemic or the related Federal Reserve interest rate actions, and does not attempt to predict or suggest actual future results of the combined company or give effect to the merger, including the effect of negotiating or executing the merger agreement, the costs that may be incurred in connection with consummating the merger, the potential synergies that may be achieved by the combined company as a result of the merger, the effect on FB Financial or Franklin of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. The prospective financial information summarized in this section is not included in this joint proxy statement/prospectus in order to induce any holder of FB Financial common stock to vote in favor of the FB Financial share issuance proposal or any of the other proposals to be voted on at the FB Financial special meeting or to induce any holder of Franklin common stock to vote in favor of the Franklin merger proposal or any of the other proposals to be voted on at the Franklin special meeting. The prospective financial information was not prepared for the purpose of, or with a view toward, public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, published guidelines of the SEC regarding forward-looking statements or generally accepted accounting principles. Neither Crowe LLP (independent registered public accounting firm of both FB Financial and Franklin) nor any other independent registered public accounting firm, has audited, reviewed, examined, compiled or applied any procedures with respect to the prospective financial information and, accordingly, Crowe LLP has not expressed any opinion or given any other form of assurance with respect thereto or its achievability and assumes no responsibility for the prospective financial information and disclaims any association with the prospective financial information.
Prospective Financial Information Relating to FB Financial
The prospective financial information related to FB Financial on a stand-alone basis as used by J.P. Morgan at the direction of FB Financial for purposes of J.P. Morgan’s fairness opinion reflected (1) estimated net income of $83.2 million, $90.0 million and $100.8 million for the years 2019, 2020 and 2021, respectively, and extrapolated net income of $109.3 million, $118.6 million, $128.7 million and $139.6 million for the years 2022, 2023, 2024 and 2025, respectively; (2) estimated earnings per share of $2.81, $2.84 and $3.11 for the years 2019, 2020 and 2021, respectively, and extrapolated earnings per share of $3.38, $3.66, $3.97 and $4.31 for the years 2022, 2023, 2024 and 2025, respectively; and (3) estimated total assets of $6.385 billion, $6.697 billion and $7.218 billion for the years 2019, 2020 and 2021, respectively, and extrapolated total assets of $7.651 billion, $8.110 billion, $8.597 billion and $9.113 billion for the years 2022, 2023, 2024 and 2025, respectively.
The prospective financial information related to FB Financial on a stand-alone basis as used by Evercore at the direction of Franklin management for purposes of Evercore’s opinion reflected (1) estimated net income of $84 million, $90 million and $100 million for the years 2019, 2020 and 2021, respectively, and extrapolated net income of $108 million, $117 million and $126 million for the years 2022, 2023 and 2024, respectively; (2) estimated earnings per share of $2.81, $2.84 and $3.11 for the years 2019, 2020 and 2021, respectively, and extrapolated earnings per share of $3.36, $3.63 and $3.92 for the years 2022, 2023 and 2024, respectively; and (3) estimated total assets of $6.401 billion, $6.725 billion and $7.145 billion for the years 2019, 2020 and 2021, respectively, and extrapolated total assets of $7.718 billion, $8.338 billion and $9.003 billion for the years 2022, 2023 and 2024, respectively.
Prospective Financial Information Relating to Franklin
The prospective financial information related to Franklin on a stand-alone basis as used by J.P. Morgan at the direction of FB Financial for purposes of J.P. Morgan’s fairness opinion reflected (1) estimated net income of $29.1 million, $42.3 million and $45.8 million for the years 2019, 2020 and 2021, respectively, and extrapolated net income of $49.7 million, $54.0 million, $58.5 million and $63.5 million for the years 2022, 2023, 2024 and 2025, respectively; (2) estimated earnings per share of $1.95, $2.81 and $3.05 for the years 2019, 2020 and 2021, respectively, and extrapolated earnings per share of $3.30, $3.58, $3.89 and $4.22 for the years 2022, 2023, 2024 and 2025, respectively; and (3) estimated total assets of $3.876 billion, $4.174 billion and $4.428 billion for the years 2019, 2020 and 2021, respectively, and extrapolated total assets of $4.694 billion, $4.975 billion, $5.274 billion and $5.590 billion for the years 2022, 2023, 2024 and 2025, respectively.
The prospective financial information related to Franklin on a stand-alone basis as used by Evercore at the direction of Franklin management for purposes of Evercore’s fairness opinion reflected (1) estimated net income of $32 million, $44 million, $47 million, $50 million, $54 million and $59 million for the years 2019 through 2024, respectively; (2) estimated earnings per share of $2.14, $2.92, $3.13, $3.37, $3.64 and $3.93 for the years 2019 through 2024, respectively; and (3) estimated total assets of $3.869 billion, $4.112 billion, $4.295 billion, $4.484 billion, $4.841 billion, and $5.229 billion for the years 2019 through 2024, respectively.
Governance of the Combined Company After the Merger
Board of Directors
On or prior to the effective date, FB Financial’s board of directors will increase the size of the board by three directors and appoint three current directors of Franklin to fill the vacancies. The three new directors will be selected by FB Financial in consultation with Franklin. Likewise, the board of FirstBank, a Tennessee state-chartered bank and wholly owned subsidiary of FB Financial, will increase its board by three directors and appoint the same Franklin directors appointed to FB Financial’s board to the FirstBank board.
Operations Center and Mortgage Headquarters
As soon as reasonably practical after the effective time, FB Financial will establish the centralized operations center and mortgage headquarters of the combined company at Franklin’s current headquarters in Franklin, Tennessee.

Accounting Treatment
The merger will be accounted by utilizing the acquisition accounting method in accordance with United States generally accepted accounting principles. Franklin will be treated as the acquired corporation for accounting and financial reporting purposes. Franklin’s assets and liabilities will be adjusted to their estimated fair value on the closing date of the merger and combined with the historical book values of the assets and liabilities of FB Financial. Applicable income tax effects of these adjustments will be included as a component of the combined company’s deferred tax assets or liabilities. The difference between the estimated fair value of the assets (including separately identifiable intangible assets, such as core deposit intangibles) and liabilities and the purchase price will be recorded as goodwill.
Regulatory Approvals
To complete the merger, FB Financial and Franklin need to obtain approvals or consents from, or make filings with, certain federal and state bank regulatory authorities. Subject to the terms of the merger agreement, FB Financial and Franklin have agreed to cooperate with each other and use reasonable best efforts to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement (including the merger, the upstream merger and the bank merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such governmental entities. These approvals include, among others, the approval of the Federal Reserve Board, the FDIC and the Tennessee Department of Financial Institutions. Under the terms of the merger agreement, neither FB Financial nor Franklin is required to take any action or agree to any condition or restriction in connection with obtaining these approvals that would reasonably be expected to have a material adverse effect on the combined company and its subsidiaries, taken as a whole, after giving effect to the merger.
The approval of an application means only that the regulatory criteria for approval have been satisfied or waived. It does not mean that the approving authority has determined that the consideration to be received by holders of Franklin common stock in the merger is fair. Regulatory approval does not constitute an endorsement or recommendation of the merger.
FB Financial and Franklin believe that the merger does not raise significant regulatory concerns and that they will be able to obtain all requisite regulatory approvals. However, there can be no assurance that all of the regulatory approvals described below will be obtained and, if obtained, there can be no assurances regarding the timing of the approvals, the companies’ ability to obtain the approvals on satisfactory terms or the absence of litigation challenging such approvals. In addition, there can be no assurance that such approvals will not impose conditions or requirements that, individually or in the aggregate, would or could reasonably be expected to have an adverse effect on the financial condition, results of operations, assets or business of the combined company following completion of the merger. There can likewise be no assurances that U.S. federal or state regulatory or competition authorities will not attempt to challenge the merger or, if such a challenge is made, what the result of such challenge will be.
Federal Reserve Board
The merger is subject to approval by the Federal Reserve Board pursuant to section 3 of the Bank Holding Company Act of 1956, as amended (the “BHC Act”). The Federal Reserve Board takes into consideration a number of factors when acting on applications under section 3 of the BHC Act. These factors include the financial and managerial resources (including consideration of the competence, experience and integrity of the officers, directors and principal shareholders, as well as the pro forma capital ratios) and future prospects of the combined organization. The Federal Reserve Board also considers the effectiveness of the applicant in combating money laundering, the convenience and needs of the communities to be served, as well as the extent to which the proposal would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. The Federal Reserve Board may not approve a proposal that would have significant adverse effects on competition or on the concentration of resources in any banking market. FB Financial submitted its FR Y-3 application with the Federal Reserve Board on March 10, 2020.
In considering an application under section 3 of the BHC Act, the Federal Reserve Board also reviews the records of performance of the relevant insured depository institutions under the Community Reinvestment Act (the “CRA”), pursuant to which the Federal Reserve Board must also take into account the record of performance of each of FB Financial and Franklin in meeting the credit needs of the entire community, including low and moderate income neighborhoods, served by their depository institution subsidiaries.
FDIC
The bank merger is subject to approval by the FDIC under Section 18(c)(2)(C) of the Federal Deposit Insurance Act (the “Bank Merger Act”). An application for approval of the bank merger was filed with the FDIC on March 10, 2020. In evaluating an application filed under the Bank Merger Act, the FDIC considers: (1) the competitive impact of the transaction; (2) the financial and managerial resources of the depository institutions party to the bank merger and future prospects of the resulting institution; (3) the convenience and needs of the communities to be served; (4) the depository institutions’ effectiveness in combating money-laundering activities; and (5) the risk to the stability of the United States banking and financial system. In considering an application under the Bank Merger Act, the FDIC also reviews the records or performance of the relevant insured depository institutions under the CRA.
Tennessee Department of Financial Institutions
To complete the merger and bank merger, FB Financial is required to submit an applications to, and receive approval from, the Tennessee Department of Financial Institutions (“TDFI”). The TDFI will review the applications to determine whether the merger and the bank merger comply with Tennessee law, including deposit concentration limitations. An application for approval of the merger and the bank merger was filed with the TDFI on March 11, 2020.
Public Notice and Comments
The BHC Act and the Bank Merger Act require published notice of, and the opportunity for public comment on, the applications to the Federal Reserve and the FDIC. These agencies take into account the views of third-party commenters, particularly on the subject of the merging parties’ CRA performance and record of service to their communities. These agencies are also authorized to hold one or more public hearings or meetings if the agencies determine that such hearings or meetings would be appropriate. Tennessee law also requires published notice of, and the opportunity for public comment on, the applications to the TDFI. The receipt of written comments or any public meeting or hearing could prolong the period during which the applicable application is under review by these agencies.
Department of Justice Review and Waiting Periods
In addition to the Federal Reserve Board and the FDIC, the Antitrust Division of the Department of Justice (the “DOJ”) conducts a concurrent competitive review of the merger to analyze the merger’s competitive effects and determine whether the merger would result in a violation of the antitrust laws. Transactions approved under section 3 of the BHC Act or the Bank Merger Act generally may not be completed until 30 days after the approval of the applicable federal agency is received, during which time the DOJ may challenge the transaction on antitrust grounds. With the approval of the applicable federal agency and the concurrence of the DOJ, the waiting period may be reduced to no less than 15 days. The commencement of an antitrust action would stay the effectiveness of such an approval unless a court specifically ordered otherwise. In reviewing the merger, the DOJ could analyze the merger’s effect on competition differently than the Federal Reserve Board or the FDIC, and, thus, it is possible that the DOJ could reach a different conclusion than the Federal Reserve Board or the FDIC regarding the merger’s effects on competition. A determination by the DOJ not to object to the merger may not prevent the filing of antitrust actions by private persons or state attorneys general.

Additional Regulatory Approvals and Notices
Notifications and/or applications requesting approval may be submitted to various other federal and state regulatory authorities and self-regulatory organizations.
Stock Exchange Listings
FB Financial common stock is listed for trading on the NYSE under the symbol “FBK.” Franklin common stock is listed on NYSE under the symbol “FSB.” Upon completion of the merger, the Franklin common stock will be delisted from the NYSE and subsequently deregistered under the Exchange Act.
Under the terms of the merger agreement, FB Financial will cause the shares of FB Financial common stock to be issued in the merger to be approved for listing on the NYSE, subject to official notice of issuance. The merger agreement provides that neither FB Financial nor Franklin will be required to complete the merger if such shares are not authorized for listing on the NYSE, subject to official notice of issuance. Following the merger, shares of FB Financial common stock will continue to be listed on the NYSE.
Appraisal or Dissenters’ Rights in the Merger
Under Tennessee law, neither the holders of shares of FB common stock nor Franklin common stock are entitled to appraisal or dissenters’ rights under Chapter 23 of the Tennessee Business Corporation Act (“TBCA”).
Litigation Related to the Merger
On April 8, 2020, a purported FB Financial stockholder filed a lawsuit against FB Financial and the members of the board of directors of FB Financial alleging violations of the directors' fiduciary duties with respect to the merger and the disclosures made in the registration statement of which this proxy statement/prospectus forms a part. The lawsuit is captioned  Tomasulo v. Ayers ., No. 20-0361-III, and is pending in the Chancery Court for the State of Tennessee 20th Judicial Division at Nashville.
The complaint generally alleges that the directors breached their fiduciary duties by agreeing to the merger at an allegedly inadequate price and following an allegedly insufficient process, including because the directors and J.P. Morgan, FB Financial's advisor, allegedly had financial interests in the merger. The complaint also alleges that the registration statement filed in connection with the merger of which this proxy statement/prospectus forms a part fails to disclose certain allegedly material information in violation of the board's duty of disclosure, including with regard to (i) FB Financial's financial advisor's ownership and trading of Franklin's stock; (ii) the advisory fees paid or payable to FB Financial's financial advisor; (iii) certain financial forecasts and dividend projections for Franklin that the Company instructed FB Financial's financial advisor to use in its financial analyses and details regarding certain of those certain financial analyses; and (iv) the estimated amount of and timing of cost savings and related expenses and synergies expected to result from the merger.
Plaintiffs seek to enjoin FB Financial from proceeding with the merger and seek damages in the event the merger is consummated. FB Financial believes that plaintiff’s allegations are without merit and intends to defend against them vigorously.
On April 10, 2020, a written demand was made on Franklin by a purported shareholder requesting the disclosure of additional information in the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, relating to the proposed merger with FB Financial, including, among other things, information concerning certain financial projections and valuation analyses. The demand stated that the shareholder reserved his right to file a lawsuit in federal court if such disclosures are not made within a reasonable period of time.  Franklin will review the demand letter and respond appropriately.
Franklin may receive additional written demands and additional lawsuits arising out of the merger may be filed in the future.

THE MERGER AGREEMENT
This section of the joint proxy statement/prospectus describes the material terms of the merger agreement. The description in this section and elsewhere in this joint proxy statement/prospectus is subject to, and qualified in its entirety by reference to, the complete text of the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus and incorporated by reference herein. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. We urge you to read the full text of the merger agreement, as it is the legal document governing the merger. This section is not intended to provide you with any factual information about FB Financial or Franklin. Such information can be found elsewhere in this joint proxy statement/prospectus and in the public filings FB Financial and Franklin make with the SEC, as described in the section entitled “Where You Can Find More Information” beginning on page 139 of this joint proxy statement/prospectus.
Explanatory Note Regarding the Merger Agreement
The merger agreement and this summary of terms are included to provide you with information regarding the terms of the merger agreement. Factual disclosures about FB Financial and Franklin contained in this joint proxy statement/prospectus or in the public reports of FB Financial or Franklin filed with the SEC may supplement, update or modify the factual disclosures about FB Financial and Franklin contained in the merger agreement. The merger agreement contains representations and warranties by FB Financial, on the one hand, and by Franklin, on the other hand, made solely for the benefit of the other. The representations, warranties and covenants made in the merger agreement by FB Financial and Franklin were qualified and subject to important limitations agreed to by FB Financial and Franklin in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the merger agreement may have the right not to consummate the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to shareholders and reports and documents filed with the SEC, and some were qualified by the matters contained in the confidential disclosure schedules that FB Financial and Franklin each delivered in connection with the merger agreement and certain documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the date of the merger agreement. Accordingly, the representations and warranties in the merger agreement should not be relied on by any persons as characterizations of the actual state of facts about FB Financial and Franklin at the time they were made or otherwise and should be read only in conjunction with the other information provided elsewhere in this joint proxy statement/prospectus or incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 139.
Structure of the Merger
Each of FB Financial’s, Merger Sub’s and Franklin’s respective boards of directors has unanimously adopted and approved the merger agreement. The merger agreement provides for the merger of Merger Sub with and into Franklin, with Franklin surviving the merger as a direct, wholly-owned subsidiary of FB Financial. Following the completion of the merger, Franklin will merge with and into FB Financial with FB Financial as the surviving corporation in the upstream merger. Following the upstream merger, Franklin Synergy Bank, a Tennessee state-chartered bank and a wholly owned subsidiary of Franklin, will merge with an into FirstBank, a Tennessee state-chartered bank and a wholly owned subsidiary of FB Financial, with FirstBank as the surviving bank in the bank merger.

Merger Consideration
Each share of Franklin common stock issued and outstanding immediately prior to the effective time, except for shares of Franklin common stock owned by Franklin or FB Financial (in each case other than shares (x) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties, or (y) held, directly or indirectly, as a result of debts previously contracted), will be converted into the right to receive $2.00 in cash without interest and 0.9650 shares of FB Financial common stock.
Fractional Shares
FB Financial will not issue any fractional shares of Franklin common stock in the merger. Instead, a former holder of Franklin common stock or Franklin equity awards who otherwise would have received a fraction of a share of FB Financial common stock will receive an amount in cash (rounded to the nearest whole cent). This cash amount (rounded to the nearest cent) will be determined by multiplying (1) the average of the closing-sale prices of FB Financial common stock on the NYSE as reported by the Wall Street Journal for the consecutive period of five full trading days ending on the date preceding the closing date of the merger (the “FB Financial closing share value”) by (2) the fraction of a share of FB Financial common stock (rounded to the nearest one-thousandth when expressed in decimal form) which such holder would otherwise be entitled to receive.
Governing Documents
At the effective time, the bylaws of merger sub shall be the bylaws of the surviving company in the merger until thereafter amended in accordance with applicable law.
Treatment of Franklin Equity Awards
Franklin Options
At the effective time, each option to purchase Franklin common stock that is outstanding immediately prior to the effective time, whether vested or unvested, will automatically be cancelled, and the holder will become entitled to receive the merger consideration in respect to each net share (as defined below) subject to each option, less applicable tax withholding.
A “net share,” as to each option, means the quotient obtained by dividing (1) the product of (x) the excess, if any, of the per share cash equivalent consideration (as defined below) over the per share option exercise price multiplied by (y) the number of shares of Franklin common stock subject to each option immediately prior to the effect time; by (2) the per share cash equivalent consideration.
The “per share cash equivalent consideration” means the sum of (x) $2.00 in cash, without interest, and (y) the product obtained by multiplying 0.9650 (the exchange ratio) by the FB Financial closing share value.
Franklin Restricted Stock Awards
At the effective time, each restricted stock award in respect of Franklin common stock, that was outstanding as of December 31, 2019 and remains outstanding immediately prior to the effective time will fully vest, be cancelled and automatically convert into the right to receive the merger consideration as to each share of Franklin common stock underlying each Franklin restricted stock award. Each restricted stock award granted on or after December 31, 2019 that is outstanding immediately prior to the effective time will automatically convert into an FB Financial restricted stock award with respect to that number of shares of FB Financial common stock (rounded to the nearest whole share) equal to the product of (1) the total number of shares of Franklin common stock subject to the award, multiplied by (2) the restricted stock award exchange ratio.

Franklin Restricted Stock Unit Awards
At the effective time, each restricted stock unit award in respect of Franklin common stock that was outstanding as of December 31, 2019 and remains outstanding as of immediately prior to the effective time will fully vest, be cancelled and convert automatically into a right to receive the merger consideration as to each share of Franklin common stock underlying such restricted stock unit award. Each restricted stock unit award granted on or after December 31, 2019 that is outstanding immediately prior to the effective time will automatically convert into an FB Financial restricted stock unit award with respect to that number of FB Financial common stock (rounded to the nearest whole share) equal to the product of (1) the total number of shares of Franklin common stock subject to the award, multiplied by (2) the restricted stock award exchange ratio.
Closing and Effective Time of the Merger
Subject to the terms and conditions of the merger agreement, the closing of the merger will take place on a date no later than 3 business days after the satisfaction or waiver (subject to applicable law) of all of the conditions precedent set forth in the merger agreement (other than those conditions that by their nature can only be satisfied at the closing, but subject to the satisfaction or waiver of such conditions), unless extended by mutual agreement of FB Financial, the Merger Sub and Franklin (the date on which the closing occurs is referred to as the “closing date”).
On the closing date, the articles of merger as to the merger will be filed with the Secretary of State of the State of Tennessee. The merger will become effective at such time as specified in the articles of merger (such time being the “effective time”).
Conversion of Shares
Letter of Transmittal
As promptly as practicable after the effective time, but in no event later than five days thereafter, FB Financial will cause the exchange agent to mail to each holder of record of one or more certificates representing shares of Franklin common stock immediately prior to the effective time that have been converted at the effective time into the right to receive the merger consideration, a letter of transmittal (which shall specify that delivery will be effected, and risk of loss and title to the certificates shall pass, only upon proper delivery of the certificates to the exchange agent) and instructions for use in effecting the surrender of the certificates in exchange for the merger consideration. Upon proper surrender of such certificates to the exchange agent, together with a properly completed and duly executed letter of transmittal, the holder of such certificate shall be entitled to receive in exchange therefor, as applicable, (1) a certificate representing the number of whole shares of FB Financial common stock the holder is entitled to receive and (2) a check representing the cash consideration, any cash in lieu of fractional shares, as well as any dividends or distributions to be paid pursuant to the terms of the merger agreement.
In the event any certificate for Franklin common stock has been lost, stolen or destroyed, the exchange agent will issue the cash, shares of FB Financial common stock and any cash in lieu of fractional shares, deliverable in respect thereof pursuant to the merger agreement upon receipt of (1) an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and (2) if required by FB Financial or the exchange agent, the posting of a bond by such person and in such amount as FB Financial or the exchange agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such certificate.
After the effective time, there will be no transfers on the stock transfer books of Franklin of the shares of Franklin common stock that were issued and outstanding immediately prior to the effective time. If, after the effective time, certificates representing such shares are presented for transfer to the exchange agent, they will be cancelled and exchanged for new certificates representing shares of FB Financial common stock as provided in the merger agreement.

None of FB Financial, Franklin, the exchange agent or any other person is liable under the terms of the merger agreement to any former holder of shares of Franklin common stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.
Withholding
FB Financial and the exchange agent will be entitled to deduct and withhold from any consideration payable under the merger agreement to any holder of Franklin common stock or Franklin equity awards, such amounts as it is required to deduct and withhold under the Code or any provision of state, local or foreign tax law. To the extent any such amounts are so withheld by FB Financial or the exchange agent, as the case may be, and paid over to the appropriate governmental authority, the withheld amounts will be treated for all purposes of the merger agreement as having been paid to the holder of Franklin common stock or Franklin equity awards in respect of which the deduction and withholding was made by FB Financial or the exchange agent, as the case may be.
Dividends and Distributions
No dividends or other distributions declared with respect to FB Financial common stock will be paid to the holder of any unsurrendered certificate of Franklin common stock until the holder thereof surrenders such certificate in accordance with the merger agreement. After the surrender of a certificate in accordance with the merger agreement, the record holder thereof will be entitled to receive any such dividends or other distributions, without any interest thereon, which had previously become payable with respect to the whole shares of FB Financial common stock that the shares of Franklin common stock represented by such certificate have been converted into the right to receive under the merger agreement.
Representations and Warranties
The merger agreement contains customary representations and warranties made by the FB Financial, Merger Sub and Franklin that are subject, in some cases, to specified exceptions and qualifications contained in the merger agreement, in the disclosure schedules or in certain reports filed by FB Financial and Franklin with the SEC after January 1, 2018 and at prior to the date of the merger agreement. In particular, certain of the representations and warranties in the merger agreement are subject to knowledge qualifications, which means that those representations and warranties would not be deemed untrue, inaccurate or incorrect as a result of matters of which certain officers of FB Financial or Franklin did not have actual knowledge. The merger agreement includes representations and warranties by FB Financial or Franklin relating to, among other things:

•	corporate organization;

•	capitalization;

•	authority;

•	no violation;

•	consents and approvals;

•	reports;

•	financial statements;

•	broker’s fees;

•	absence of certain changes or events;

•	legal proceedings;

•	taxes and tax returns;

•	employees and employee benefit plans;

•	compliance with applicable law;

•	certain contracts;

•	agreements with regulatory agencies;

•	risk management instruments;

•	environmental matters;

•	investment securities and commodities;

•	real property;

•	intellectual property;

•	related party transactions;

•	state takeover laws;

•	reorganization;

•	opinion of financial advisor;

•	company information;

•	loan portfolio;

•	insurance;

•	information security; and

•	financing.
Some of the representations and warranties contained in the merger agreement are qualified by a “materiality” standard or by a “material adverse effect” standard (as defined above).
A material adverse effect with respect to FB Financial or Franklin, as applicable, means, a material adverse effect on (1) the business, properties, assets, liabilities, results of operations or financial condition of such party and its subsidiaries taken as a whole (provided that, with respect to this clause (1), material adverse effect shall not be deemed to include the impact of (A) changes, after January 21, 2020, in U.S. generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements, (B) changes, after January 21, 2020, in laws, rules or regulations of general applicability to companies in the industries in which such party and its subsidiaries operate, or interpretations thereof by courts or governmental entities, (C) changes, after January 21, 2020, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its subsidiaries, (D) public disclosure of the execution of this Agreement, public disclosure or (except in the case of certain specified representations contained in the merger agreement) consummation of the transactions contemplated by the merger agreement (including any effect on a party’s relationships with its customers or employees) or actions expressly required by the merger agreement in contemplation of the transactions contemplated by the merger agreement, (E) a decline in the trading price of a party’s common stock, in and of itself, or the failure, in and of itself, to meet earnings projections or internal financial forecasts, (F) the expenses incurred by the such party in negotiating, documenting, effecting and consummating the transactions contemplated by the merger agreement or (G) the occurrence of any natural or man-made disaster; except, with respect to subclauses (A), (B), (C) and (G), to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its subsidiaries operate) or (2) the ability of such party to timely consummate the transactions contemplated by the merger agreement.
The representations and warranties in the merger agreement do not survive the effective time.
Covenants and Agreements
Conduct of Businesses Prior to the Completion of the Merger
Each of FB Financial, Merger Sub and Franklin has agreed that, prior to the effective time (or earlier termination of the merger agreement), subject to specified exceptions, it will, and will cause each of its subsidiaries to:

•	conduct its business in the ordinary course in all material respects;

•	use commercially reasonable efforts to maintain and preserve intact its business organization, employees and advantageous business relationships; and

•
take no action that would reasonably be expected to adversely affect or delay the ability to obtain any necessary approvals of any regulatory agency or other governmental entity required for the transactions contemplated by the merger agreement or to perform its covenants and agreements under the merger agreement or to consummate the transactions contemplated thereby on a timely basis.

Additionally, Franklin agreed that, prior to the effective time, it will use its commercially reasonable efforts to (1) continue to execute on its current planned reduction of its institutional loan portfolio, (2) meet on a regular basis with FB Financial, as reasonably requested by FB Financial, to discuss Franklin’s progress on the planned reduction in the institutional loan portfolio; and (3) consider in good faith opportunities to accelerate the planned reduction of its institutional loan portfolio so long as such reduction does not result in a material loss to Franklin; provided, however, that the foregoing does not obligate Franklin to continue the planned reduction of its institutional loan portfolio in the event Franklin determines in good faith that such planned reduction is no longer in the best interests of Franklin and its shareholders.
Additionally, prior to the effective time (or earlier termination of the merger agreement), subject to specified exceptions, Franklin may not, and may not permit any of their respective subsidiaries to, without the prior written consent of the FB Financial:

•
other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money (other than indebtedness of Franklin or any of its wholly owned subsidiaries to Franklin or any of its subsidiaries), assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity (it being understood and agreed that incurrence of indebtedness in the ordinary course of business consistent with past practice shall include the creation of deposit liabilities, issuance of letters of credit, purchases of federal funds, borrowings from the Federal Home Loan Bank, sales of certificates of deposits, and entry into repurchase agreements);

•	adjust, split, combine or reclassify any capital stock;

•
make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (A) dividends paid by any of the subsidiaries of Franklin to Franklin or any of its wholly owned subsidiaries, (B) regular quarterly cash dividends on shares of Franklin common stock of $0.06 per share or (C) the acceptance of shares of Franklin common stock as payment for withholding taxes incurred in connection with the vesting or settlement of Franklin equity awards);

•
grant any stock options, stock appreciation rights, performance shares, restricted stock units, restricted shares or other equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock; or

•
issue, sell or otherwise permit to become outstanding any additional shares of capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or any options, warrants, or other rights of any kind to acquire any shares of capital stock, except pursuant to the settlement of Franklin Equity Awards in accordance with their terms;

•
sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets or any business to any person other than a wholly owned subsidiary, or cancel, release or assign any indebtedness of any such person or any claims against any such person, in each case other than in the ordinary course of business consistent with past practice, including any debt collection or foreclosure transactions, or pursuant to contracts or agreements in force at the date of this Agreement (and set forth on Franklin’s confidential schedule);

•
except for transactions in the ordinary course of business consistent with past practice, make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any person other than a wholly owned subsidiary of Franklin;

•
terminate, materially amend, or waive any material provision of, certain material contracts; make any change in any instrument or agreement governing the terms of any of its securities, or material lease or contract, other than normal renewals of contracts and leases without material adverse changes of terms with respect to Franklin; or enter into certain material contracts;

•
except as required under applicable law or the terms of any Franklin benefit plan existing as of January 21, 2020, (1) enter into, adopt or terminate any Franklin benefit plan or arrangement that would be a Franklin benefit plan if in effect on January 21, 2020, (2) amend any Franklin benefit plan, other than amendments in the ordinary course of business consistent with past practice that do not increase the cost to Franklin of maintaining such Franklin benefit plan, (3) increase the compensation or benefits payable to any current or former employee, officer, independent contractor or director, except for annual increases in base salary or wage rates (and corresponding increases in incentive opportunities) in the ordinary course of business consistent with past practice, that do not exceed, in the aggregate for 2020, 2.8% of the aggregate cost of all employee annual base salaries and wage rates for 2019 (as adjusted for any increased employee headcount during 2019) and that do not, other than in consultation with FB Financial, exceed for any individual the greater of $5,000 or 5% of the individual’s compensation for 2019, (4) accelerate the vesting of any equity-based awards or other compensation, (5) fund any rabbi trust or similar arrangement or in any other way secure the payment of compensation or benefits under any Franklin benefit plan, (6) enter into or amend any collective bargaining agreement or similar agreement, (7) terminate the employment or services of any employee with an annual compensation (base salary and target annual bonus opportunity) in excess of $150,000, other than for cause, or (8) hire any employee with an annual compensation (base salary and target annual bonus opportunity) in excess of $150,000, other than as a replacement hire receiving substantially similar terms of employment;

•
settle any material claim, suit, action or proceeding, except involving solely monetary remedies in an amount individually and in the aggregate that is not material to the Franklin or FB Financial or their subsidiaries, as applicable, and that would not impose any material restriction on the business of it or its subsidiaries or, after the consummation of the merger, FB Financial and its subsidiaries;

•
take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent or impede the merger and the upstream merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•	amend Franklin’s charter or bylaws or comparable governing documents of its subsidiaries;

•	merge or consolidate itself or any of its subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its subsidiaries;

•
materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported or purchase any security rated below investment grade;

•	take any action that is intended or expected to result in certain conditions to the merger not being satisfied;

•	implement or adopt any material change in its accounting principles, practices or methods, other than as may be required by GAAP;

•
(1) enter into any new line of business or, other than in the ordinary course of business (which may include partnering with third parties in origination, flow, servicing, and other capacities) consistent with past practice, change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital applicable with respect to its loan portfolio or any segment thereof), (2) to the extent within its reasonable control and other than commitments existing as of January 21, 2020, increase the balance of healthcare lending as a percentage of its aggregate loan portfolio (inclusive of loans held for sale), (3) make application for the opening or relocation of, or open or relocate, any branch office, loan production office or other significant office or operations facility or (4) make or acquire, renew or extend any loans except for loans made acquired, renewed or extended in the ordinary course of business consistent with past practice and that are not in excess of (A) $5,000,000, in the case of new loans, (B) $10,000,000, in the case of extensions, modifications or renewals of loans outstanding as of January 21, 2020, or (C) $1,000,000 in the case of any loan classified by Franklin as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, in each case, except pursuant to existing commitments entered into prior to January 21, 2020, and Franklin shall consult with FB Financial in respect of loans in excess of $2,500,000; provided that FB Financial shall be required to respond to any request for a consent to make such loan or extension of credit in writing within four (4) business days after the loan package is delivered to FB Financial;

•
make any material changes in its policies and practices with respect to (1) underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service, loans or (2) its hedging practices and policies, in each case except as may be required by such policies and practices;

•	make, or commit to make, any capital expenditures in excess of $250,000 individually or $1,000,000 in the aggregate;

•	other than in the ordinary course of business, make, change or revoke any material tax election, change an annual tax accounting period, adopt or change any material tax accounting method, file any amended material tax return, enter into any closing agreement with respect to taxes, or settle any material tax claim, audit, assessment or dispute or surrender any material right to claim a refund of taxes; or

•	agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the foregoing.
Additionally, prior to the effective time, subject to specified exceptions, FB Financial may not, and may not permit any of their respective subsidiaries to, without the prior written consent of the Franklin (such consent not to be unreasonably withheld):

•
amend FB Financial’s charter or bylaws in a manner that would adversely affect the economic benefits of the merger to the holders of Franklin common stock or adversely affect the holders of Franklin common stock relative to the other holders of FB Financial common stock;

•	adjust, split, combine or reclassify any capital stock of FB Financial;

•	make, declare or pay any extraordinary dividend, or make any other extraordinary distribution on, any shares of FB Financial common stock;

•
incur any indebtedness for borrowed money (other than indebtedness of FB Financial or any of its wholly owned subsidiaries to FB Financial or any of its subsidiaries) that would reasonably be expected to prevent FB Financial or its subsidiaries from assuming Franklin’s outstanding indebtedness;

•
enter into agreements with respect to, or consummate, any mergers or business combinations, or any acquisition of any other person or business that would reasonably be expected to prevent, impede or materially delay the consummation of the merger;

•	adopt or publicly propose a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, in each case, of FB Financial;

•	take any action that is intended or expected to result in certain conditions to the merger not being satisfied;

•
take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent or impede the merger and the upstream merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

•	agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the foregoing.
Regulatory Matters
FB Financial and Franklin have agreed to cooperate with each other and use their respective reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties, regulatory agencies and governmental entities which are necessary to consummate the merger agreement and the transactions contemplated by the merger agreement. As soon as practicable (but in no event later than 30 business days after the date of the merger agreement) FB Financial and Franklin will file or cause their subsidiaries to file any applications, notices and filings required to be filed with any bank regulatory agency to obtain the certain approvals from bank regulatory agencies.

Each of FB Financial and Franklin has agreed to use its reasonable best efforts to avoid entry of, or to have vacated, lifted reversed or overturned any decree, judgment, injunction or other order that would restrain, prevent or delay closing. However, in no event will FB Financial or Franklin or any of their respective subsidiaries be required to take any action, or commit to take any action, or agree to any condition or restriction that would reasonably be expected to have a material adverse effect on Franklin and its subsidiaries, taken as a whole, after giving effect to the merger. FB Financial and Franklin have also agreed to furnish each other, upon request from the other party, with information reasonably necessary or advisable in connection with any statement, filing, notice or application to any governmental entity in connection with the merger, as well as to keep each other apprised of the status of matters related to the completion of the transactions contemplated by the merger agreement.
Employee Matters
For one year following the closing date, FB Financial will provide each continuing employee (as defined in the merger agreement) with (a) an annual base salary or wages that are no less than those in effect as of immediately prior to the closing date and (b) incentive compensation opportunities and employee benefits that are no less favorable than those provided to similarly situated employees of FB Financial. In addition, continuing employees will be eligible for certain severance benefits for the first year following the closing ( i.e. , two weeks of pay for each year of service, with a 4 week minimum and 26 week maximum). FB Financial will provide the continuing employees with credit for prior service.
As part of the transaction, key Franklin executives have agreed to remain with FB Financial following the closing date and have entered into employment arrangements that will become effective upon the completion of the merger with FB Financial. See the information provided in the section entitled “The Merger—Interests of Franklin’s Directors and Executive Officers in the Merger” beginning on page 99 for additional information.
Director and Officer Indemnification and Insurance
The merger agreement provides that from and after the effective time, FB Financial will indemnify and hold harmless, to the fullest extent permitted by applicable law, each present and former director and officer of Franklin and its subsidiaries (in each case, when acting in such capacity) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the effective time, arising in whole or in part out of, or pertaining to, the fact that such person is or was a director or officer of Franklin or any of its subsidiaries or is or was serving at the request of Franklin or any of its subsidiaries as a director or officer of another person and pertaining to matters, acts or omissions existing or occurring at or prior to the effective time, including matters, acts or omissions occurring in connection with the approval of the merger agreement and the transactions contemplated by the merger agreement. FB Financial will also advance expenses as incurred by indemnified officers and directors (as discussed above) to the fullest extent permitted by applicable law; provided that those indemnified officers or directors to whom expenses are advanced provide an undertaking to repay such advances if it is ultimately determined that they are not entitled to indemnification.
The merger agreement requires FB Financial to maintain in effect for a period of 6 years after the effective time the current policies of directors’ and officers’ liability insurance maintained by Franklin (provided that FB Financial may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured) with respect to claims arising from facts or events which occurred at or before the effective time. However, the combined company is not obligated to expend, on an annual basis, more than 300% of the current annual premium paid as of the date of the merger agreement by Franklin for such insurance (the “premium cap”), and if such premiums for such insurance would at any time exceed the premium cap, then FB Financial will cause to be maintained policies of insurance which, in FB Financial’s good faith determination, provide the maximum coverage available at an annual premium equal to the premium cap. In lieu of the foregoing, FB Financial may (and with the prior consent of FB Financial, Franklin may use reasonable best efforts to) obtain at or prior to the effective time a 6-year “tail” policy under Franklin’s existing directors’ and officers’ insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the premium cap.
The obligations of FB Financial or Franklin relating to indemnification and directors’ and officers’ insurance may not be terminated or modified after the effective time in a manner so as to adversely affect any indemnified party without the prior written consent of the affected indemnified party.
Restructuring Efforts
The merger agreement provides that if either FB Financial or Franklin fails to obtain the requisite FB Financial vote or the requisite Franklin vote at the duly convened FB Financial special meeting or Franklin special meeting, as applicable, or any adjournment or postponement thereof, each of the parties will in good faith use its reasonable best efforts to negotiate a restructuring of the transactions provided for in the merger agreement (provided that neither party will have any obligation to alter or change any material terms, including the amount or kind of the consideration to be issued to holders of the capital stock of Franklin as provided for in the merger agreement, or any term that would adversely affect the tax treatment of the transactions contemplated thereby, in a manner adverse to such party or its shareholders and/or resubmit the merger agreement or the transactions contemplated thereby (or as restructured) to its respective holders of common stock for approval).
Certain Additional Covenants
The merger agreement also contains additional covenants, including, among others, covenants relating to the filing of this joint proxy statement/prospectus, obtaining required consents, the listing of the shares of FB Financial common stock to be issued in the merger, access to information of the other company, advice of changes, exemption from takeover laws, shareholder litigation relating to the transactions contemplated by the merger agreement, the assumption by FB Financial of Franklin indebtedness and public announcements with respect to the transactions contemplated by the merger agreement.
Combined Company Governance and Headquarters Matters
Under the merger agreement, prior to the effective time, FB Financial’s board of directors will increase the number of directors that comprise the full board of FB Financial by three directors. FB Financial’s board of directors, in consultation with Franklin, will appoint three then-current directors of Franklin to the FB Financial board of directors. Also prior to the effective time, FB Financial, as the sole shareholder of FirstBank, will cause the three directors of Franklin appointed to FB Financial’s board of directors to be appointed to the board of directors of FirstBank. As soon as reasonably practicable after the effective time, FB Financial will establish the centralized operations center and mortgage headquarters of the combined company at Franklin’s current headquarters in Franklin, Tennessee.
Shareholder Meetings and Recommendation of FB Financial’s and Franklin’s Boards of Directors
Each of FB Financial and Franklin has agreed to call a meeting of its shareholders for the purpose of voting upon the approval of the FB Financial share issuance or the merger agreement, respectively, and related matters as reasonably practicable after this joint proxy statement/prospectus is declared effective and use their reasonable best efforts to hold their respective meetings on the same date at the same time.
Each of FB Financial and Franklin and their respective boards of directors is required to use its reasonable best efforts to obtain from its shareholders the required votes to approve and adopt the FB Financial share issuance or merger agreement, respectively, including by communicating to the respective shareholders of FB Financial and Franklin its recommendation (and including such recommendation in this joint proxy statement/prospectus) that, in the case of FB Financial, the shareholders of FB Financial approve the FB Financial stock issuance (the “FB Financial board recommendation”), and in the case of Franklin, the shareholders of Franklin approve the merger agreement (the “Franklin board recommendation”). However, the board of directors of FB Financial or Franklin may submit the share issuance or merger agreement, respectively, to its respective shareholders without recommendation and may communicate the basis for its lack of recommendation to its shareholders in the joint proxy statement/prospectus if after receiving the advice of outside counsel and its financial advisors with respect to financial matters, FB Financial or Franklin determine in good faith that it would be more likely than not to result in a violation of its fiduciary duties under applicable law to continue to recommend the share issuance or merger agreement, respectively. The board of directors of FB Financial or Franklin may not take the action described in the preceding sentence, however, unless the respective board of directors gives the other party at least 3 business days’ prior written notice of its intention to take said action and a reasonable description of the event or circumstances giving rise to the determination to take such action and at the end of such period, the respective board of directors has considered and taken into account any amendment or modification of the merger agreement proposed by the other party and after receiving advice from its legal advisors (and financial advisor as to financial matters) nevertheless determines that it would be more likely than not to result in a violation of its fiduciary duties under applicable law to continue to recommend the merger agreement.
Notwithstanding any recommendation change by the board of directors of FB Financial or Franklin, unless the merger agreement has been terminated in accordance with its terms, each party is required to convene a meeting of its shareholders and to submit the share issuance or merger agreement, respectively, to a vote of such shareholders.
Agreement Not to Solicit Other Offers
Franklin has agreed that it will not, and will cause each of its subsidiaries and its and their respective officers, directors, employees, agents, advisors and representatives not to, directly or indirectly, (1) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to any acquisition proposal, (2) engage or participate in any negotiations with any person concerning any acquisition proposal, or (3) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to any acquisition proposal, except to notify a person that has made or, to Franklin’s knowledge, is making any inquiries with respect to, or is considering making, an acquisition proposal, of the existence of the Franklin’s restrictions regarding acquisition proposals as described above. However, prior to the approval of the merger agreement by Franklin’s shareholders, in the event that Franklin receives an acquisition proposal that was not a result of the breach of Franklin’s restrictions on soliciting acquisition proposals as described above, Franklin may, and may permit its subsidiaries and its and its subsidiaries’ officers, directors, employees, agents, advisors and representatives to, furnish or cause to be furnished nonpublic information or data and participate in negotiations or discussions with the person making the acquisition proposal if Franklin’s board of directors concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law, provided that, prior to furnishing any nonpublic information, Franklin enters into a confidentiality agreement with the person making such acquisition proposal on terms no less favorable to it than the confidentiality agreement between Franklin and FB Financial, and which confidentiality agreement does not provide such person with any exclusive right to negotiate with Franklin. Franklin will promptly (within 24 hours) advise FB Financial of the receipt of any acquisition proposal or any inquiry which could reasonably be expected to lead to an acquisition proposal.
For purposes of the merger agreement, an “acquisition proposal” means, other than the transactions contemplated by the merger agreement, any offer, proposal or inquiry relating to, or any third party indication of interest in, (1) any acquisition or purchase, direct or indirect, of 20% or more of the consolidated assets of Franklin and its subsidiaries or 20% or more of any class of equity or voting securities of Franklin or its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of Franklin, (2) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 20% or more of any class of equity or voting securities of Franklin or its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of Franklin, or (3) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Franklin or its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of Franklin.

Franklin has also agreed to withdraw and terminate access that was granted to any person to any “data room” (virtual or physical) that was established in connection with a transaction involving Franklin and use its reasonable best efforts to enforce existing confidentiality agreements to which it or any of its subsidiaries are a party in accordance with their terms.
Nothing contained in the merger agreement will prevent a party or its board of directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act or Item 1012(a) of Regulation M-A with respect to an acquisition proposal; provided that such rules in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under the merger agreement.
Conditions to Completion of the Merger
FB Financial’s and Franklin’s respective obligations to complete the merger are subject to the satisfaction or waiver, at or prior to the effective time, of the following conditions:

•
approval of the issuance of FB Financial shares of common stock to Franklin shareholders in connection with the merger by the shareholders of FB Financial and approval of the merger agreement by the shareholders of Franklin;

•	the authorization for listing on the NYSE, subject to official notice of issuance, of the shares of FB Financial common stock that will be issuable pursuant to the merger agreement;

•
all requisite regulatory approvals having been obtained and remaining in full force and effect, and all statutory waiting periods in respect thereof having expired, without the imposition of any requirement to take or commit to take any action or agree to any condition or restriction that would reasonably be expected to have a material adverse effect on FB Financial and its subsidiaries, taken as a whole, after giving effect to the merger;

•
the effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part, and the absence of any stop order suspending the effectiveness of the registration statement or proceedings for such purpose initiated or threatened by the SEC and not withdrawn; and

•
no order, injunction, or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the merger or any of the other transactions contemplated by the merger agreement being in effect, and no statute, rule, regulation, order, injunction or decree having been enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal consummation of the merger or any of the other transactions contemplated by the merger agreement.

The obligations of FB Financial and Merger Sub to effect the merger are further conditioned upon the satisfaction (or waiver by FB Financial or Merger Sub) at or prior to the effective time, of the following conditions:

•
the representations and warranties of Franklin must be true and correct as of the date of the merger agreement and the closing date as though made on the closing date (except to the extent expressly made as of another specified date), subject to materiality standards provided in the merger agreement and FB Financial shall have received a certificate signed on Franklin’s behalf by Franklin’s Chief Executive Officer and Chief Financial Officer;

•
Franklin performed in all material respects the obligations required of Franklin under the merger agreement at or prior to the closing date and FB Financial has received a certificate to that effect from Franklin signed by Franklin’s Chief Executive Officer and Chief Financial Officer; and

•	FB Financial has received a written opinion from Wachtell, Lipton, Rosen & Katz, dated as of the closing date and in form and substance reasonably acceptable to FB Financial, to the effect that to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger and the upstream merger, taken together, shall qualify as a “reorganization” within the meaning of Section 368(a) of the code.
The obligations of Franklin to effect the merger are further conditioned upon the satisfaction (or waiver by Franklin) at or prior to the effective time, of the following conditions:

•
the representations and warranties of FB Financial must be true and correct as of the date of the merger agreement and the closing date as though made on the closing date (except to the extent expressly made as of another specified date), subject to materiality standards provided in the merger agreement and Franklin shall have received a certificate signed on FB Financial’s behalf by FB Financial’s Chief Executive Officer and Chief Financial Officer;

•
FB Financial performed in all material respects the obligations required of FB Financial under the merger agreement at or prior to the closing date and Franklin has received a certificate to that effect from FB Financial signed by FB Financial’s Chief Executive Officer and Chief Financial Officer; and

•
Franklin has received a written opinion from Alston & Bird LLP, dated as of the closing date and in form and substance reasonably acceptable to Franklin, to the effect that to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger and the upstream merger, taken together, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Neither FB Financial nor Franklin can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party.
Termination of the Merger Agreement
The merger agreement can be terminated at any time prior to the effective time, whether before or after the receipt of the requisite FB Financial vote or the requisite Franklin vote, in the following circumstances:

•	by mutual written consent of FB Financial and Franklin;

•
by either FB Financial or Franklin if any governmental entity that must grant a requisite regulatory approval has denied approval of the merger or the bank merger and such denial has become final and nonappealable or any governmental entity of competent jurisdiction shall have issued a final nonappealable law or order permanently enjoining or otherwise prohibiting or making illegal the consummation of the merger or the bank merger, unless the failure to obtain a requisite regulatory approval shall be due to the failure of the party seeking to terminate the merger agreement to perform or observe the covenants and agreements of such party set forth in the merger agreement;

•
by either FB Financial or Franklin if the merger shall not have been consummated on or before January 21, 2021 (the “termination end date”), unless the failure of the closing to occur by such date shall be due to the failure of the party seeking to terminate the merger agreement to perform or observe the covenants and agreements of such party set forth in the merger agreement;

•
by either FB Financial or Franklin (1) if the Franklin vote is not obtained at the Franklin special meeting, or (2) if the FB Financial vote is not obtained at the FB Financial special meeting; provided, that no party may terminate the merger agreement because of the failure to obtain a vote if such party has breached in any material respect any of its obligations under the merger agreement, in each case in a manner that caused the failure to obtain the requisite vote;

•	by either FB Financial or Franklin if the other party has materially breached any representations, warranties, covenants or agreements contained in the merger agreement and such breach (1) would result in the failure of specified conditions to closing and (2) is not cured within 45 days following receipt by the breaching party of notice by the other party (or such fewer days remaining until the termination end date) of such breach or failure by its nature or timing cannot be cured during such period;

•
by FB Financial prior to such time as the requisite Franklin vote is obtained, if (1) Franklin’s board of directors has (A) failed to recommend in the joint proxy statement that Franklin’s shareholders approve the merger agreement, or withdrawn, modified or qualified such recommendation in a manner adverse to FB Financial, or publicly disclosed that it intends to do so, or failed to recommend against acceptance of a tender offer or exchange offer constituting an acquisition proposal that has been publicly disclosed within ten business days after the commencement of such tender or exchange offer, in any such case whether or not permitted by the terms of the merger agreement or (B) recommended or endorsed an acquisition proposal or publicly disclosed its intention to do so, or failed to issue a press release announcing its unqualified opposition to such acquisition proposal within ten business days after an acquisition proposal is publicly announced, or (2) Franklin or its board of directors has breached its obligations under the merger agreement as to obtaining its shareholders approval and soliciting acquisition proposals in any material respect; or

•
by Franklin prior to such time as the requisite FB Financial vote is obtained, if (1) FB Financial’s board of directors has failed to recommend in the joint proxy statement that the FB Financial shareholders approve the merger agreement, or withdrawn, modified or qualified such recommendation in a manner adverse to Franklin, or publicly disclosed that it intends to do so or (2) FB Financial or its board of directors has breached its obligations under the merger agreement relating to obtaining its shareholders approval in any material respect.

Effect of Termination
If the merger agreement is terminated by either FB Financial or Franklin, as provided under “Termination of the Merger Agreement” above, the merger agreement will become void and have no effect, and none of FB Financial, Franklin, any of their respective subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever thereunder, or in connection with the transactions contemplated thereby, except that (1) designated provisions of the merger agreement will survive the termination, including those relating to the confidential treatment of information, public announcements and the effect of termination, including the termination fee described below; and (2) neither FB Financial nor Franklin will be relieved or released from any liabilities or damages arising out of its willful and material breach of any provision of the merger agreement.
Termination Fee
FB Financial will pay Franklin a termination fee equal to $21.4 million (the “termination fee”) if the merger agreement is terminated by Franklin pursuant to the last bullet set forth under “—Termination of the Merger Agreement” above, in which case the termination fee must be paid to Franklin within two business days of the date of termination.
Franklin will pay FB Financial the termination fee if the merger agreement is terminated in the following circumstances:

•
In the event that the merger agreement is terminated by FB Financial pursuant to the second to last bullet set forth under “—Termination of the Merger Agreement” above, in which case the termination fee must be paid to FB Financial within two business days of the date of termination.

•
In the event that, after the date of the merger agreement and prior to the termination of the merger agreement, a bona fide acquisition proposal has been made known to Franklin’s senior management or board of directors or has been made directly to Franklin’s shareholders generally or any person has publicly announced (and, in each case, not unconditionally withdrawn) an acquisition proposal as to

Franklin and (1) (A) thereafter the merger agreement is terminated by either FB Financial or Franklin pursuant to the second clause of the third bullet set forth under “—Termination of the Merger Agreement” or (B) thereafter the merger agreement is terminated by FB Financial pursuant to the fifth bullet set forth under “—Termination of the Merger Agreement” above as a result of a willful breach of the merger agreement by Franklin and (2) prior to the date that is twelve months after the date of such termination, Franklin enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal (whether or not the same acquisition proposal as that referred to above), provided that for purposes of the foregoing, all references in the definition of acquisition proposal to “20%” will instead refer to “50%.” In such case, the termination fee must be paid to FB Financial on the earlier of the date Franklin enters into such definitive agreement and the date of consummation of such transaction.
Expenses and Fees
Except as otherwise expressly provided in the merger agreement, all costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such expense, except, that the costs and expenses of printing and mailing this joint proxy statement/prospectus and all SEC filing fees will be borne entirely by FB Financial.
Amendment, Waiver and Extension of the Merger Agreement
Subject to compliance with applicable law, the merger agreement may be amended by the parties at any time before or after the receipt of the requisite FB Financial vote or the requisite Franklin vote, except, that after the receipt of the requisite FB Financial vote or the requisite Franklin vote, there may not be, without further approval of the shareholders of FB Financial or Franklin any amendment of the merger agreement that requires such further approval under applicable law.
At any time prior to the effective time, each of the parties may, to the extent legally allowed, extend the time for the performance of any of the obligations or other acts of the other party, waive any inaccuracies in the representations and warranties of the other party contained in the merger agreement or in any document delivered by such other party pursuant to the merger agreement, and waive compliance with any of the agreements or satisfaction of any conditions for its benefit contained in the merger agreement; provided, however, that after the receipt of the requisite FB Financial vote or the requisite Franklin vote, there may not be, without further approval of the shareholders of FB Financial or Franklin, any extension or waiver of the merger agreement or any portion thereof that requires further approval under applicable law.
Governing Law
The merger agreement is governed by and will be construed in accordance with the laws of the State of Tennessee, without regard to any applicable conflicts of law principles.
Specific Performance
FB Financial and Franklin will be entitled to an injunction or injunctions to prevent breaches or threatened breaches of the merger agreement or to enforce specifically the performance of the terms and provisions thereof (including the parties’ obligation to consummate the merger), in addition to any other remedy to which they are entitled at law or in equity. Both FB Financial and Franklin waive any defense in any action for specific performance that a remedy at law would be adequate and any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.
Voting Agreement
Mr. James W. Ayers, FB Financial’s Executive Chairman and largest shareholders, has entered into a voting agreement with Franklin, solely in his capacity as a shareholder of FB Financial, pursuant to which he has agreed, among other things, to vote in favor of the FB Financial share issuance proposal, as well as certain other customary restrictions with respect to the transfer and voting of his shares of FB Financial common stock. As of the record date for the FB Financial special meeting, Mr. James W. Ayers owned and was entitled to vote approximately [    ] shares of FB Financial common stock, representing approximately [    ] percent ([    ]%) of the shares of FB Financial common stock outstanding on that date.
Additionally, each member of Franklin’s board of directors has entered into similar voting agreements. As of the record date for the Franklin special meeting, the directors collectively owned and were entitled to vote approximately [    ] shares of Franklin common stock, representing approximately [    ] percent ([    ]%) of the shares of Franklin common stock outstanding on that date.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER
The following general discussion sets forth the anticipated material United States federal income tax consequences of the merger and the upstream merger, taken together, to U.S. holders (as defined below) of Franklin common stock that exchange their shares of Franklin common stock for shares of FB Financial common stock and cash in the merger. This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any United States federal laws other than those pertaining to income tax. This discussion is based upon the Code, as amended, the regulations promulgated under the Code and court and administrative rulings and decisions, all as in effect on the date of this joint proxy statement/prospectus. These laws may change, possibly retroactively, and any change could affect the accuracy of the statements and conclusions set forth in this discussion.
This discussion addresses only those Franklin common shareholders that hold their shares of Franklin common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not address all aspects of United States federal income taxation that may be relevant to you in light of your particular circumstances or that may be applicable to you if you are subject to special treatment under the United States federal income tax laws, including (but not limited to) if you are:

•	a financial institution;

•	a tax-exempt organization;

•	an S corporation or other pass-through entity (or an investor in an S corporation or other pass-through entity);

•	an insurance company;

•	a mutual fund;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a holder of Franklin common stock subject to the alternative minimum tax provisions of the Code;

•	a holder of Franklin common stock that received Franklin common stock through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a person that is not a U.S. holder (as defined below);

•	a person that has a functional currency other than the U.S. dollar;

•	a person who actually or constructively owns more than 5% of Franklin common stock;

•	a person who holds both shares of Franklin common stock and FB Financial common stock;

•	a holder of Franklin common stock that holds Franklin common stock as part of a hedge, straddle, constructive sale, wash sale, conversion or other integrated transaction; or

•	a United States expatriate.
In addition, the discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger, nor does it address any withholding required pursuant to the Foreign Account Tax Compliance Act of 2010 (including U.S. Treasury regulations issued thereunder and intergovernmental agreements entered into pursuant thereto). Determining the actual tax consequences of the merger to you may be complex. They will depend on your specific situation and on factors that are not within the control of Franklin or FB Financial. You should consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances.
For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Franklin common stock that is for United States federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation, or entity treated as a corporation, organized in or under the laws of the United States or any state thereof or the District of Columbia, (iii) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes or (iv) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.
The United States federal income tax consequences to a partner in an entity or arrangement that is treated as a partnership for United States federal income tax purposes and that holds Franklin common stock generally will depend on the status of the partner and the activities of the partnership. Partners in a partnership holding Franklin common stock should consult their own tax advisors.
Tax Consequences of the Merger Generally
The parties intend for the merger and the upstream merger, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to FB Financial’s obligation to complete the merger that FB Financial receive an opinion from Wachtell, Lipton, Rosen & Katz, dated the closing date of the merger, to the effect that the merger and the upstream merger, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to Franklin’s obligation to complete the merger that Franklin receive an opinion from Alston & Bird LLP, dated the closing date of the merger, to the effect that the merger and the upstream merger, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. These opinions will be subject to customary qualifications and assumptions, including the absence of changes in existing facts and the completion of the merger and the upstream merger strictly in accordance with the merger agreement and the registration statement of which this proxy statement/prospectus forms a part. In rendering their legal opinions, Wachtell, Lipton, Rosen & Katz and Alston & Bird LLP will rely upon representations and covenants, including those contained in certificates of officers of FB Financial and Franklin, reasonably satisfactory in form and substance to each counsel, and will assume that such representations are true, correct and complete without regard to any knowledge limitation and that such covenants will be complied with. If any of these assumptions or representations are inaccurate in any way, or any of the covenants are not complied with, these opinions could be adversely affected. The opinions represent each counsel's best legal judgment, but have no binding effect or official status of any kind. FB Financial and Franklin have not sought and will not seek any ruling from the IRS regarding any matters relating to the mergers, and as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below.
Provided the merger and the upstream merger, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code, upon exchanging your Franklin common stock for FB Financial common stock and cash (other than cash received in lieu of a fractional share), you generally will recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the FB Financial common stock received pursuant to the merger over your adjusted tax basis in the shares of Franklin common stock surrendered) and (2) the amount of cash received pursuant to the merger (excluding any cash received in lieu of a fractional share). If you acquired different blocks of Franklin common stock at different times or different prices, you should consult your tax advisor regarding the manner in which gain or loss should be determined. Any recognized gain generally will be long-term capital gain if, as of the effective date of the merger, your holding period with respect to the Franklin common stock surrendered exceeds one year. If, however, the cash received has the effect of the distribution of a dividend, the gain will be treated as a dividend to the extent of the holder’s ratable share of accumulated earnings and profits as calculated for United States federal income tax purposes. See “—Possible Treatment of Cash as a Dividend” below.
The aggregate tax basis in the shares of FB Financial common stock that you receive in the merger, including any fractional share interests deemed received and redeemed as described below, will equal your aggregate adjusted tax basis in the Franklin common stock you surrender, reduced by the amount of cash received (excluding any cash received in lieu of a fractional share) and increased by the amount of gain, if any, recognized by you (excluding any gain recognized with respect to cash received in lieu of a fractional share) on the exchange. Your holding period for the shares of FB Financial common stock that you receive in the merger (including a fractional share interest deemed received and sold as described below) will include your holding period for the shares of Franklin common stock that you surrender in the exchange.
Possible Treatment of Cash as a Dividend
In general, the determination of whether the gain recognized in the exchange will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the holder’s deemed percentage stock ownership of FB Financial. For purposes of this determination, the holder is treated as if it first exchanged all of its shares of Franklin common stock solely for FB Financial common stock and then FB Financial immediately redeemed, which we refer to in this document as the “deemed redemption,” a portion of the FB Financial common stock in exchange for the cash the holder actually received. The gain recognized in the deemed redemption will be treated as capital gain if the deemed redemption is (1) “substantially disproportionate” with respect to the holder or (2) “not essentially equivalent to a dividend.”
The deemed redemption will generally be “substantially disproportionate” with respect to a holder if the percentage described in (2) below is less than 80% of the percentage described in (1) below. Whether the deemed redemption is “not essentially equivalent to a dividend” with respect to a holder will depend upon the holder’s particular circumstances. At a minimum, however, in order for the deemed redemption to be “not essentially equivalent to a dividend,” the deemed redemption must result in a “meaningful reduction” in the holder’s deemed percentage stock ownership of FB Financial. In general, that determination requires a comparison of (1) the percentage of the outstanding stock of FB Financial that the holder is deemed actually and constructively to have owned immediately before the deemed redemption and (2) the percentage of the outstanding stock of FB Financial that is actually and constructively owned by the holder immediately after the deemed redemption. In applying the above tests, a holder may, under the constructive ownership rules, be deemed to own stock that is owned by other persons or stock underlying a holder’s option to purchase in addition to the stock actually owned by the holder.
The Internal Revenue Service has ruled that a shareholder in a publicly held corporation whose relative stock interest is minimal (e.g., less than 1%) and who exercises no control with respect to corporate affairs is generally considered to have a “meaningful reduction” if that shareholder has a relatively minor (e.g., approximately 3%) reduction in its percentage stock ownership under the above analysis; accordingly, the gain recognized in the exchange by such a shareholder would be treated as capital gain.
These rules are complex and dependent upon the specific factual circumstances particular to each holder. Consequently, each holder that may be subject to these rules should consult its tax advisor as to the application of these rules to the particular facts relevant to such holder.
Cash Instead of a Fractional Share
If you receive cash instead of a fractional share of FB Financial common stock, you will be treated as having received the fractional share of FB Financial common stock pursuant to the merger and then as having exchanged that fractional share for cash in redemption by FB Financial. As a result, you generally will recognize gain or loss equal to the difference between the amount of cash received and the basis allocable to your fractional share of FB Financial common stock. This gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period of the Franklin common stock surrendered is greater than one year. The deductibility of capital losses is subject to limitations.

Net Investment Income Tax
A U.S. holder of Franklin common stock that is an individual is generally subject to a 3.8% tax on the lesser of: (1) his or her “net investment income” for the relevant taxable year, or (2) the excess of his or her modified adjusted gross income for the taxable year over a certain threshold (between $125,000 and $250,000 depending on the individual’s U.S. federal income tax filing status). Estates and trusts are generally subject to similar rules. Net investment income generally would include any gain recognized in connection with the merger (including any gain treated as a dividend), as well as, among other items, other interest, dividends, capital gains and rental or royalty income received by such individual. Holders of Franklin common stock should consult their tax advisors as to the application of this additional tax to their circumstances.
Backup Withholding
If you are a non-corporate holder of Franklin common stock you may be subject to information reporting and backup withholding (currently at a rate of 24%) on any cash payments you receive. You generally will not be subject to backup withholding, however, if you:

•
furnish a correct taxpayer identification number, certify that you are not subject to backup withholding on the substitute Form W-9 or successor form included in the election form/letter of transmittal you will receive and otherwise comply with all the applicable requirements of the backup withholding rules; or

•	provide proof that you are otherwise exempt from backup withholding.
Any amounts withheld under the backup withholding rules will generally be allowed as a refund or credit against your United States federal income tax liability, provided you timely furnish the required information to the Internal Revenue Service.
Certain Reporting Requirements
If a U.S. holder that receives FB Financial common stock in the merger is considered a "significant holder," such U.S. holder will generally be required (a) to file a statement with its U.S. federal income tax return providing certain facts pertinent to the merger, including such U.S. holder’s tax basis in, and the fair market value of, the Franklin common stock surrendered by such U.S. holder and (b) to retain permanent records of these facts relating to the merger. A “significant holder” is any Franklin shareholder that, immediately before the merger, (y) owned at least 5% (by vote or value) of the outstanding stock of Franklin or (z) owned Franklin securities with a tax basis of $1.0 million or more.
This summary of certain material United States federal income tax consequences is for general information only and is not tax advice. You are urged to consult your tax advisor with respect to the application of United States federal income tax laws to your particular situation as well as any tax consequences arising under the United States federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction.

DESCRIPTION OF FB FINANCIAL CAPITAL STOCK
General
The authorized capital stock of FB Financial consists of 75,000,000 shares of common stock, par value $1.00 per share, and 7,500,000 shares of preferred stock, no par value. As of the record date, [ ] shares of FB Financial common stock were outstanding and no shares of preferred stock were outstanding. The preferred stock may be issued in one or more series with those terms and at those times and for any consideration as the FB Financial board of directors determines.
The following summary of the terms of the capital stock of FB Financial is not intended to be complete and is subject in all respects to the applicable provisions of the Tennessee Business Corporation Act (the “TBCA”) and is qualified by reference to FB Financial’s amended and restated charter and amended and restated bylaws. See the section entitled “Where You Can Find More Information” of this joint proxy statement/prospectus for more information.
Common Stock
The outstanding shares of FB Financial common stock are fully paid and nonassessable. Holders of shares of FB Financial common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Holders of shares of FB Financial common stock do not have preemptive rights and are not entitled to cumulative voting rights with respect to the election of directors. Shares of FB Financial common stock are neither redeemable nor convertible into other securities, and there are no sinking fund provisions with respect to the FB Financial common stock.
Subject to the preferences applicable to any shares of FB Financial preferred stock outstanding at the time, holders of shares of FB Financial common stock are entitled to, in the event of liquidation, share pro rata in all assets remaining after payment of liabilities.
Preferred Stock
FB Financial’s charter authorizes the issuance of up to 7,500,000 shares of preferred stock. No shares of preferred stock are currently outstanding. The preferred stock may be issued by vote of the board of directors without shareholder approval. The preferred stock may be issued in one or more classes and series, with such designations, voting rights (or without voting rights), redemption, conversion or sinking fund provisions, dividend rates or provisions, liquidation rights, and other preferences and limitations as the board of directors may determine in the exercise of its business judgment. The preferred stock may be issued by the board of directors for a variety of reasons.
Shares of preferred stock could be issued in public or private transactions in one or more (isolated or series of) issues. The shares of any issue of preferred stock could be issued with rights, including voting, dividend, and liquidation features, superior to those of any issue or class of shares, including the shares of FB Financial common stock to be issued in connection with the merger. The issuance of shares of the preferred stock could serve to dilute the voting rights or ownership percentage of the holders of FB Financial common stock. The issuance of preferred stock might also serve to deter or block any attempt to obtain control of FB Financial or to facilitate any such attempt.
Listing and trading market for common stock
Our common stock is listed on the NYSE under the symbol “FBK.”
Transfer agent and registrar
The transfer agent and registrar for the common stock is Computershare Trust Company, N.A.

COMPARISON OF SHAREHOLDERS’ RIGHTS
If the merger is completed, holders of Franklin common stock will receive shares of FB Financial common stock in the merger, and they will cease to be shareholders of Franklin. Both FB Financial and Franklin are organized under the laws of the State of Tennessee. The following is a summary of the material differences between (1) the current rights of holders of Franklin shareholders under the Franklin charter and Franklin bylaws and (2) the current rights of holders of FB Financial common stock under the FB Financial charter and FB Financial bylaws.
FB Financial and Franklin believe that this summary describes the material differences between the rights of holders of FB Financial common stock as of the date of this joint proxy statement/prospectus and the rights of holders of Franklin common stock as of the date of this joint proxy statement/prospectus; however, it does not purport to be a complete description of those differences. The summary is qualified in its entirety by reference to FB Financial’s and Franklin’s governing documents, which we urge you to read carefully and in their entirety. Copies of FB Financial’s and Franklin’s governing documents have been filed with the SEC. To find out where copies of these documents can be obtained, see the section entitled “Where You Can Find More Information” beginning on page 139.

	FB Financial	Franklin
Authorized and Outstanding Capital Stock:
FB Financial is authorized to issue 75,000,000 shares of common stock, par value $1.00 per share, and 7,500,000 shares of preferred stock, no par value per share. As of the record date, the company has [     ] shares of common stock issued and outstanding, and no shares of preferred stock issued and outstanding.

Franklin is authorized to issue up to 30,000,000 shares of common stock, no par value per share. Franklin’s common shares are fully paid and non-assessable. Franklin’s charter authorizes the board of directors to issue up to 1,000,000 shares of preferred stock without par value. As of the record date, Franklin has [     ] shares of common stock issued and outstanding, and no shares of preferred stock issued and outstanding.

Preemptive Rights	The shareholders of FB Financial do not have any preemptive rights.

Voting Rights:	Holders of FB Financial common stock are entitled to unlimited voting rights of one vote per share.	Holders of Franklin common stock are entitled to unlimited voting rights of one vote per share.

	FB Financial	Franklin
Size of Board of Directors:
FB Financial’s board of directors currently consists of nine directors. The FB bylaws provide for a board of directors between one and 15 directors, with the number of directors to be fixed from time to time by the FB Financial board of directors.
In connection with FB Financial’s initial public offering, FB Financial entered into a shareholder’s agreement with Mr. James W. Ayers, in his capacity as the then-sole shareholder of FB Financial. The shareholder’s agreement provides that FB Financial’s board of directors will consist of between five and nine members (unless otherwise agreed by Mr. Ayers and FB Financial). Additionally, Mr. Ayers has the right under the shareholder’s agreement to designate up to 40% of FB Financial’s directors and at least one member of the nominating and corporate governance committee, and one member of the compensation committee. Mr. Ayers’ director designation rights decrease as his percentage ownership of FB Financial’s common stock decreases, in each case rounded up to the nearest whole number of directors. In connection with entering into the merger agreement, the parties amended the shareholder’s agreement to reflect the anticipated board changes contemplated by the merger agreement.

The board of directors must consist of not fewer than five nor more than 25 directors. The number may be fixed or changed from time to time in accordance with Tennessee law.
The board of directors is not classified. Each member is elected for a one-year term and until her or his successor is elected and qualified.

Classes of Directors	Each FB Financial director serves until the election and qualification such director’s successor or until such director’s earlier death, resignation or removal.	Each Franklin director serves until the election and qualification such director’s successor or until such director’s earlier death, resignation or removal.

Election of Directors:	The FB Financial directors are elected by shareholders of FB Financial at an annual meeting of shareholders or a special meeting called for the purpose of electing directors.	The Franklin directors are elected by shareholders of Franklin at an annual meeting of shareholders or a special meeting called for the purpose of electing directors.

Vacancies on the Board of Directors:
Any vacancies and newly created directorships resulting from any increase in the number of directors on the FB Financial board is filled by a majority vote of the FB Financial directors, even if the number of such votes are less than a quorum, or by the sole remaining director. Each such elected director serves until his or her successor is duly elected and qualified, or until his or her earlier death, resignation or removal.

Any vacancies and newly created directorships resulting from any increase in the number of directors on the Franklin board is filled by a majority vote of the Franklin directors, even if the number of such votes are less than a quorum, or by the sole remaining director. Each such elected director serves until his or her successor is duly elected and qualified, or until his or her earlier death, resignation or removal.

	FB Financial	Franklin
Removal of Directors:
A director of FB Financial may only be removed for cause and only by the affirmative vote of a majority of the then outstanding shares of capital stock entitled to vote in the election of the FB Financial directors.

Franklin’s bylaws provide that a director may be removed with or without cause by a majority of the shares entitled to vote or for cause upon the affirmative vote of a majority of the entire board of directors then in office.

Amendments to Organizational Documents:
The board of directors may propose an amendment to the charter for submission to the shareholders and will be adopted by the shareholders if approved by a majority of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenters’ rights, but the provision of FB Financial’s charter prohibiting the ability of the FB Financial shareholders to call a special meeting of the shareholders requires the affirmative vote of 80% of the voting power of the shares entitled to vote at an election of directors in order to amend such provision.
FB Financial’s bylaws may be amended by the majority vote of the entire FB Financial board of directors at any regular or special meeting of the board of directors. FB Financial’s bylaws may also be amended by the affirmative vote of the holders of at least 80% of the voting power of all then outstanding share of stock entitled to vote generally in the election of directors, voting together as a single class.

The board of directors may propose an amendment to the charter for submission to the shareholders and will be adopted by the shareholders if approved by a majority of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenters’ rights.
The shareholders may amend or repeal Franklin’s bylaws even though the bylaws may also be amended or repealed by its board of directors. However, any change in the bylaws made by the board of directors may be amended or repealed by the shareholders.

Shareholder Action by Written Consent:
The TBCA allow shareholders to act without a meeting. If all shareholders entitled to vote on an action consent to taking such action without a meeting, the affirmative vote of the number of shares that would be necessary to authorize or take such action at a meeting is the act of the shareholders.

The TBCA and Franklin’s bylaws expressly allow shareholders to act without a meeting. If all shareholders entitled to vote on an action consent to taking such action without a meeting, the affirmative vote of the number of shares that would be necessary to authorize or take such action at a meeting is the act of the shareholders.

	FB Financial	Franklin
Special Meetings of Shareholders:
The TBCA permits the board of directors, any person authorized by the charter or bylaws or (unless the charter provides otherwise) the holders of at least 10% of the votes entitled to be cast may call a special meeting of shareholders.

FB Financial’s bylaws allow for special meetings of the shareholders to be called at any time, but only by the Chairman of the board of directors, the Chief Executive Officer or upon resolution by or the affirmative vote of the FB Financial board of directors. The shareholders of FB Financial are not permitted to call special meetings of the shareholders.

The TBCA permits the board of directors, any person authorized by the charter or bylaws or (unless the charter provides otherwise) the holders of at least 10% of the votes entitled to be cast may call a special meeting of shareholders.

Franklin’s bylaws allow for special meetings of the shareholders to be called at any time by the Chairman of its board of directors, a majority of the board of directors, or, upon written demand, by the holders of at least 10% of votes entitled to be cast at any special meeting. The request must describe the purpose(s) for the meeting. Special meetings shall be held at those times, places and dates as shall be specified in the notice of the meeting.

Record Date
The FB Financial board of directors must fix the record date for the determination of shareholders entitled to vote at a shareholders meeting on a date that is not more than 70 days before the meeting is to take place.

The Franklin board of directors must fix the record date for the determination of shareholders entitled to vote at a shareholders meeting on a date that is not more than 70 days before the meeting is to take place.

Quorum:
At any meeting of shareholders, the holders of record of a majority of FB Financial’s issued and outstanding capital stock then having voting rights, present in person or represented by proxy, shall constitute a quorum for the transaction of business.

At any meeting of shareholders, the holders of record of a majority of Franklin’s issued and outstanding capital stock then having voting rights, present in person or represented by proxy, shall constitute a quorum for the transaction of business.

Notice of Shareholder Actions/Meetings:
At least ten days and not more than sixty (60) days before each meeting of shareholders, written notice of the time, date and place of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be given to each shareholder.

At least ten days and not more than two months before each meeting of shareholders, written notice of the time, date and place of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be given to each shareholder.

	FB Financial	Franklin
Advance Notice Requirements for Shareholder Nominations and Other Proposals:
In order for a shareholder to properly bring any item of business before a meeting of shareholders, such shareholder must give timely notice thereof in writing to the Secretary of FB Financial in compliance with the requirements of the FB Financial bylaws. To be timely, the notice must be given not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the first anniversary of the preceding year’s annual meeting (unless the annual meeting is more than 30 days before or more than 60 days after such anniversary date, in which case the shareholder’s notice must be delivered not earlier than the close of business on the 120th day prior to the date of such annual meeting and not later than the close of business on the later of the 90th day prior to the date of such annual meeting).

In order for a shareholder to properly bring any item of business before a meeting of shareholders, such shareholder must give timely notice thereof in writing to the Secretary of Franklin in compliance with the requirements of the Franklin bylaws. To be timely, the notice must be given not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the first anniversary of the preceding year’s annual meeting; provided, however that if fewer than 100 days’ notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholders to be timely must be so delivered or received not later than the close of business on the 10th day following the earlier of (i) the day on which such notice of the date of such meeting was mailed or (ii) the day on which such public disclosure was made.

Limitation of Liability of Directors and Officers:
FB Financial’s charter and bylaws state that the FB Financial directors shall not be personally liable to FB Financial or the shareholders for monetary damages for breach of any fiduciary duty as a director of FB Financial, except to the extent such exemption from liability or limitation thereof is not permitted under the TBCA.

Indemnification of Directors and Officers:
FB Financial’s charter and bylaws require the company to indemnify its officers and directors to the fullest extent permitted by law with respect to all liability and loss suffered and expenses reasonably incurred by such person in any action, suit or proceeding in which such person was or is made, or threatened to be made, a party, or is otherwise involved by reason of the fact that such person is or was a director or officer of FB Financial.

The Franklin charter and bylaws provide that Franklin shall have the power to indemnify any director or officer of the corporation to the fullest extent permitted by the TBCA, as amended. Franklin may also indemnify and advance expenses to any employee or agent of Franklin who is not a director or officer to the same extent as to a director or officer if the board of directors determines that to do so is in the best interests of Franklin.

	FB Financial	Franklin
Anti-Takeover Provisions:
The Tennessee Control Share Acquisition Act (the “TCSAA”) generally provides that, except as stated below, “control shares” will not have any voting rights. Control shares are shares acquired by a person under certain circumstances which, when added to other shares owned, would give such person effective control over one-fifth, one-third or a majority of all voting power in the election of a Tennessee corporation’s directors. Shares acquired by such person that causes it to exceed each of these thresholds will be deemed to be control shares. However, voting rights will be restored to control shares by resolution approved by the affirmative vote of the holders of a majority of the corporation’s voting stock, other than shares held by the owner of the control shares. If voting rights are granted to control shares which give the holder a majority of all voting power in the election of the corporation’s directors, then the corporation’s other shareholders may require the corporation to redeem their shares at fair value.
The TCSAA is not applicable to FB Financial because FB Financial’s charter does not contain a specific provision “opting in” to the TCSAA.

The Tennessee Control Share Acquisition Act (the “TCSAA”) generally provides that, except as stated below, “control shares” will not have any voting rights. Control shares are shares acquired by a person under certain circumstances which, when added to other shares owned, would give such person effective control over one-fifth, one-third or a majority of all voting power in the election of a Tennessee corporation’s directors. Shares acquired by such person that causes it to exceed each of these thresholds will be deemed to be control shares. However, voting rights will be restored to control shares by resolution approved by the affirmative vote of the holders of a majority of the corporation’s voting stock, other than shares held by the owner of the control shares. If voting rights are granted to control shares which give the holder a majority of all voting power in the election of the corporation’s directors, then the corporation’s other shareholders may require the corporation to redeem their shares at fair value.
The TCSAA is not applicable to Franklin because Franklin’s charter does not contain a specific provision “opting in” to the TCSAA.

Rights of Dissenting Shareholders:
The TBCA provides that a shareholder of a corporation is generally entitled to receive payment of the fair value of his or her stock if the shareholder dissents from transactions including a proposed merger, share exchange or a sale of substantially all of the assets of the corporation.

The TBCA provides that a shareholder of a corporation is generally entitled to receive payment of the fair value of his or her stock if the shareholder dissents from transactions including a proposed merger, share exchange or a sale of substantially all of the assets of the corporation.

Shareholder Rights Plan:	FB Financial does not currently have a shareholder rights plan in effect.	Franklin does not currently have a shareholder rights plan in effect.

LEGAL MATTERS
The validity of the shares of FB Financial common stock to be issued by FB Financial in connection with the merger will be passed upon by Wachtell, Lipton, Rosen & Katz, counsel for FB Financial.
Certain federal income tax consequences of the merger will be passed upon for FB Financial by Wachtell, Lipton, Rosen & Katz, counsel for FB Financial, and for Franklin by Alston & Bird LLP, counsel for Franklin.
EXPERTS
The consolidated financial statements of FB Financial Corporation incorporated in this Prospectus by reference from the FB Financial Corporation Annual Report on Form 10-K for the years ended December 31, 2019 and 2018 have been audited by Crowe LLP, an independent registered public accounting firm, as stated in their report thereon, and have been incorporated in this Prospectus and Registration Statement in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.
The consolidated financial statements of FB Financial Corporation for the year ended December 31, 2017 incorporated in this Prospectus by reference from the FB Financial Corporation Annual Report on Form 10-K for the year ended December 31, 2019 have been audited by RSM US LLP, an independent registered public accounting firm, as stated in their report thereon, incorporated herein by reference, and have been incorporated in this Prospectus and Registration Statement in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.
The consolidated financial statements of Franklin appearing in Franklin’s Annual Report (Form 10-K) for the years ended December 31, 2019 and 2018 have been audited by Crowe LLP, independent registered public accounting firm, as set forth in their reports thereon, and have been incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
DEADLINES FOR SUBMITTING SHAREHOLDER PROPOSALS
FB Financial
FB Financial shareholders who or that desire to include proposals in FB Financial’s proxy materials in relation to its 2020 annual meeting of shareholders, including director nominations, must have submitted the same in writing, by mail, first-class postage pre-paid, to General Counsel, FB Financial Corporation, 211 Commerce Street, Suite 300, Nashville, Tennessee 37201, on or before December 17, 2019. Such proposals must also have met the other requirements and procedures prescribed by Rule 14a-8 under the Exchange Act relating to shareholders’ proposals. FB Financial will only include in its proxy materials those shareholder proposals that it receives before the deadline and that are proper for shareholder action.
Although information received after such date will not be included in FB Financial’s proxy materials that are sent to shareholders, a shareholder proposal may still be presented at the annual meeting if such proposal complies with the FB Financial bylaws. In accordance with the FB Financial bylaws, shareholder proposals may be brought before an annual meeting only if such proposal is made pursuant to written notice timely given to FB Financial’s Corporate Secretary accompanied by certain information required by the FB Financial bylaws. To be timely, a shareholders’ written notice must be received at FB Financial’s executive office no earlier than 120 days and no later than 90 days prior to the first anniversary of the preceding year’s annual meeting, provided, however, that, in the event that the date of the annual meeting is advanced more than 30 days prior to such anniversary date or delayed more than 60 days after such anniversary date, then, to be timely, such notice must be received by FB Financial no earlier than 120 days prior to such annual meeting and no later than the later of 90 days prior to the date of the meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made by FB Financial. For shareholder proposals for the 2020 annual meeting of shareholders, written notice must have been received between January 17, 2020 and February 16, 2020. The proposal must have been sent to General Counsel, FB Financial Corporation, 211 Commerce Street, Suite 300, Nashville, Tennessee 37201 and must have complied with the SEC’s rules and regulations. If notice was not provided by within such timeframe, such notice would be considered untimely and FB Financial’s board of directors may exclude such proposal from being acted upon at FB Financial’s 2020 annual meeting of shareholders. Further, if FB Financial’s board of directors elects not to exclude the proposal from consideration at the 2020 annual meeting of shareholders (although not included in the proxy statement), the persons named as proxies in FB Financial’s proxy card for FB Financial’s 2020 annual meeting of shareholders may exercise their discretionary authority to act upon any such proposal.
Franklin
To be considered for inclusion in Franklin’s proxy statement for the 2020 annual meeting of shareholders, a shareholder proposal must be received by Franklin no later than the close of business on December 4, 2019. Shareholder proposals must be sent to Secretary, Franklin Financial Network, Inc., 722 Columbia Avenue, Franklin, Tennessee 37064. Franklin will not be required to include in our proxy statement any shareholder proposal that does not meet all the requirements for such inclusion established by the SEC’s proxy rules and Tennessee corporate law.
In addition to the above, Franklin’s bylaws contain an advance notice provision requiring that, if a shareholder’s proposal is to be brought before and considered at the 2020 annual meeting of shareholders, such shareholder must provide timely written notice thereof to Franklin’s Secretary. In order to be timely, the notice must be delivered to or mailed and received by Franklin’s Secretary at Franklin’s principal executive offices not less than 90 days nor more than 120 days prior to the date of the meeting; provided, however, that if fewer than 100 days’ notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholders to be timely must be so delivered or received not later than the close of business on the 10th day following the earlier of (1) the day on which such notice of the date of such meeting was mailed or (2) the day on which such public disclosure was made. In the event a shareholder proposal intended to be presented for action at the 2020 annual meeting is not received timely, then the persons designated as proxies in the proxies solicited by the board of directors in connection with the 2020 annual meeting will be permitted to use their discretionary voting authority with respect to the proposal, whether or not the proposal is discussed in the proxy statement for the 2020 annual meeting.

WHERE YOU CAN FIND MORE INFORMATION
FB Financial and Franklin file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including both FB Financial and Franklin, which can be accessed at http://www.sec.gov. In addition, documents filed with the SEC by FB Financial, including the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, will be available free of charge by accessing the Investor Relations page of FB Financial’s website at https://investors.firstbankonline.com/ or, alternatively, by directing a request by telephone or mail to FB Financial Corporation, 211 Commerce Street, Suite 300, Nashville, Tennessee 37201, (615) 564-1212, and documents filed with the SEC by Franklin will be available free of charge by accessing Franklin’s website at https://www.snl.com/IRW/CorporateProfile/4185772 or, alternatively, by directing a request by telephone or mail to Franklin Financial Network, Inc., 722 Columbia Avenue, Franklin, Tennessee 37064, (615) 236-2265. The web addresses of the SEC, FB Financial and Franklin are included as inactive textual references only. Except as specifically incorporated by reference into this joint proxy statement/prospectus, information on those web sites is not part of this joint proxy statement/prospectus.
FB Financial has filed a registration statement on Form S-4 under the Securities Act with the SEC with respect to FB Financial’s securities to be issued in the merger. This document constitutes the prospectus of FB Financial filed as part of the registration statement. This document does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and its exhibits are available for inspection and copying as set forth above.
Statements contained in this joint proxy statement/prospectus, or in any document incorporated by reference into this joint proxy statement/prospectus, regarding the contents of any contract or other document, are not necessarily complete, and each such statement is qualified in its entirety by reference to that contract or other document filed as an exhibit with the SEC. The SEC allows FB Financial and Franklin to incorporate by reference into this document documents filed with the SEC by FB Financial and Franklin. This means that the companies can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this document, and later information that we file with the SEC will update and supersede that information. FB Financial and Franklin incorporate by reference the documents listed below and any documents filed by FB Financial or Franklin under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus and until the date that the offering is terminated:

FB Financial filings (SEC File No. 001-37875)	Periods Covered or Date of Filing with the SEC
Annual Report on Form 10-K	Fiscal year ended December 31, 2019, filed March 13, 2020
Current Reports on Form 8-K or 8-K/A	Filed on January 21, 2020, January 24, 2020, February 3, 2020, February 3, 2020, February 5, 2020 and February 19, 2020 (other than the portions of those documents deemed furnished and not filed)
Definitive Proxy Statement on Schedule 14A	Filed March 17, 2020
The description of FB Financial’s common stock contained in FB Financial’s Registration Statement filed on Form 8-A with the SEC, including all amendments and reports filed with the SEC for purposes of updating such description
Filed September 12, 2016

Franklin filings (SEC File No. 001-36895)	Periods
Annual Report on Form 10-K	Fiscal year ended December 31, 2019, filed March 16, 2020
Current Reports on Form 8-K or 8-K/A	Filed on January 21, 2020 and January 24, 2020 (other than the portions of those documents deemed furnished and not filed)
Definitive Proxy Statement on Schedule 14A	Filed April 12, 2019
Notwithstanding the foregoing, information furnished by FB Financial or Franklin on any Current Report on Form 8-K, including the related exhibits, that, pursuant to and in accordance with the rules and regulations of the SEC, is not deemed “filed” for purposes of the Exchange Act will not be deemed to be incorporated by reference into this joint proxy statement/prospectus.
You may request a copy of the documents incorporated by reference into this document. Requests for documents should be directed to:

if you are an FB Financial shareholder:
FB Financial Corporation
211 Commerce Street, Suite 300
Nashville, Tennessee  37201
Telephone:  (615) 564-1212
Attention:  Investor Relations
Email:  investors@firstbankonline.com

if you are a Franklin shareholder:
Franklin Financial Network, Inc.
722 Columbia Avenue
Franklin, Tennessee 37064
Telephone: (615) 236-2265
Attention: Investor Relations
Email: investors@franklinsynergy.com

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this document, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this document nor any distribution of securities pursuant to this document shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this document by reference or in our affairs since the date of this document. The information contained in this document with respect to FB Financial was provided by FB Financial and the information contained in this document with respect to Franklin was provided by Franklin.

Annex A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER
by and among
FRANKLIN FINANCIAL NETWORK, INC.,
FB FINANCIAL CORPORATION
and
PAISLEY ACQUISITION CORPORATION

_____________________

Dated as of January 21, 2020

3.24	Company Information	25
3.25	Loan Portfolio	25
3.26	Insurance	26
3.27	Information Security	26
3.28	No Other Representations or Warranties	27
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		27
4.1	Corporate Organization	27
4.2	Capitalization	28
4.3	Authority; No Violation	29
4.4	Consents and Approvals	29
4.5	Reports	30
4.6	Financial Statements	30
4.7	Broker’s Fees	32
4.8	Absence of Certain Changes or Events	32
4.9	Legal Proceedings	32
4.10	Taxes and Tax Returns	32
4.11	Employees and Employee Benefit Plans	33
4.12	Compliance with Applicable Law	33
4.13	Certain Contracts	34
4.14	Agreements with Regulatory Agencies	35
4.15	Risk Management Instruments	35
4.16	Environmental Matters	35
4.17	Investment Securities and Commodities	35
4.18	Real Property	35
4.19	Intellectual Property	36
4.20	Related Party Transactions	36
4.21	State Takeover Laws	36
4.22	Reorganization	36
4.23	Opinion of Financial Advisor	36
4.24	Parent Information	36
4.25	Loan Portfolio	37
4.26	Insurance	37
4.27	Information Security	37
4.28	Financing	38
4.29	No Other Representations or Warranties	38
ARTICLE V COVENANTS RELATING TO CONDUCT OF BUSINESS		38
5.1	Conduct of Business Prior to the Effective Time	38
5.2	Company Forbearances	39
5.3	Parent Forbearances	41
ARTICLE VI ADDITIONAL AGREEMENTS		42
6.1	Regulatory Matters	42
6.2	Access to Information	43
6.3	Approvals of Parent and Company Shareholders	44

6.4	Legal Conditions to Merger	44
6.5	Stock Exchange Listing	45
6.6	Employee Matters	45
6.7	Indemnification; Directors’ and Officers’ Insurance	46
6.8	Additional Agreements	47
6.9	Dividends	47
6.10	Advice of Changes	47
6.11	Corporate Governance	48
6.12	Acquisition Proposals	48
6.13	Public Announcements	49
6.14	Change of Method	49
6.15	Restructuring Efforts	49
6.16	Takeover Statutes	50
6.17	Exemption from Liability under Section 16(b)	50
6.18	Litigation and Claims	50
6.19	Assumption of Company Debt	50
6.20	Data Conversion	50
ARTICLE VII CONDITIONS PRECEDENT		51
7.1	Conditions to Each Party’s Obligation To Effect the Merger	51
7.2	Conditions to Obligations of Parent and Merger Sub	51
7.3	Conditions to Obligations of the Company	52
ARTICLE VIII TERMINATION AND AMENDMENT		53
8.1	Termination	53
8.2	Effect of Termination	54
ARTICLE IX GENERAL PROVISIONS		55
9.1	Nonsurvival of Representations, Warranties and Agreements	55
9.2	Amendment	55
9.3	Extension; Waiver	56
9.4	Expenses	56
9.5	Notices	56
9.6	Interpretation	57
9.7	Counterparts	57
9.8	Entire Agreement	57
9.9	Governing Law; Jurisdiction	57
9.10	Waiver of Jury Trial	58
9.11	Assignment; Third Party Beneficiaries	58
9.12	Specific Performance	58
9.13	Severability	58
9.14	Delivery by Facsimile or Electronic Transmission	59
Exhibit A-1 - Form of Company Voting Agreement
Exhibit A-2 - Form of Parent Voting Agreement

INDEX OF DEFINED TERMS

	Page		Page

	$57	Continuing Employees	45
Acceptable Confidentiality Agreement	48	Controlled Group Liability	20
Acquisition Proposal	49	Data Conversion	50
affiliate	57	dollars	57
Agreement	7	Effective Time	8
Articles of Merger	8	Enforceability Exceptions	15
Bank Merger	11	Environmental Laws	23
Bank Merger Agreement	11	ERISA	20
Bank Merger Certificates	11	ERISA Affiliate	20
BHC Act	13	Exchange Act	18
Blue Sky	16	Exchange Agent	11
business day	57	Exchange Fund	11
Certificate	8	Exchange Ratio	8
certificates	11	FDIC	14
Chosen Courts	58	Federal Reserve Board	13
Closing	8	GAAP	14
Closing Date	8	Governmental Entity	16
Code	7	Intellectual Property	24
Company	7	IRS	19
Company 401(k) Plan	46	Joint Proxy Statement	16
Company Bank	11	knowledge	57
Company Benefit Plans	20	Liens	15
Company Bylaws	14	Loans	25
Company Charter	14	made available	57
Company Common Stock	8	Material Adverse Effect	13
Company Contract	23	Materially Burdensome Regulatory Condition	42
Company Designees	48	Merger	8
Company Disclosure Schedule	13	Merger Consideration	8
Company Equity Awards	10	Merger Sub	7
Company Indemnified Parties	46	Merger Sub Bylaws	10
Company Insiders	50	Merger Sub Certificate	10
Company Meeting	44	Merger Sub Common Stock	10
Company Option	9	Multiemployer Plan	20
Company Owned Properties	24	Multiple Employer Plan	20
Company Qualified Plans	20	Net Share	9
Company Real Property	24	New Plans	45
Company Regulatory Agreement	23	Notifying Party	47
Company Reports	17	Parent	7
Company Restricted Stock Award	9	Parent 401(k) Plan	46
Company RSU Award	9	Parent Bank	11
Company Subsidiary	14	Parent Bylaws	27
Company Voting Agreement	7	Parent Charter	27
Confidentiality Agreement	43

Parent Common Stock	8	Requisite Parent Vote	29
Parent Common Stock Closing Price	12	Requisite Regulatory Approvals	43
Parent Contract	34	S-4	16
Parent Disclosure Schedule	27	Sarbanes-Oxley Act	17
Parent Meeting	44	SEC	7
Parent Owned Properties	36	Securities Act	17
Parent Preferred Stock	28	Significant Subsidiaries	52
Parent Real Property	36	SRO	16
Parent Regulatory Agreement	35	Stock Award Exchange Ratio	10
Parent Reports	30	Subsidiary	14
Parent Restricted Stock Award	10	Surviving Corporation	8
Parent RSU Award	10	Takeover Statutes	25
Parent Stock Issuance	29	Tax Return	19
Parent Subsidiary	28	Tax(es)	19
Parent Voting Agreement	7	TBCA	8
Per Share Cash Consideration	8	Tennessee Secretary	8
Per Share Cash Equivalent Consideration	9	Termination Date	53
Permitted Encumbrances	24	Termination Fee	54
person	57	the date hereof	57
Premium Cap	47	Upstream Merger	11
Regulatory Agencies	16	Upstream Merger Agreement	11
Representatives	48	Upstream Merger Certificates	11
Requisite Company Vote	15

AGREEMENT AND PLAN OF MERGER
AGREEMENT AND PLAN OF MERGER, dated as of January 21, 2020 (this “Agreement”), by and among Franklin Financial Network, Inc., a Tennessee corporation (the “Company”), FB Financial Corporation, a Tennessee corporation (“Parent”), and Paisley Acquisition Corporation, a Tennessee corporation and a direct, wholly owned Subsidiary of Parent (“Merger Sub”).
W I T N E S S E T H:
Whereas, the Board of Directors of the Company has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of the Company and the Company’s shareholders, and declared that this Agreement is advisable, and (ii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby, including the Merger;
Whereas, the Board of Directors of Parent has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of Parent and Parent’s shareholders, and (ii) approved the execution, delivery and performance by Parent of this Agreement and the consummation of the transactions contemplated hereby, including the Merger;
Whereas, the Board of Directors of Merger Sub has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of Merger Sub and Merger Sub’s sole shareholder, and declared that this Agreement is advisable, and (ii) approved the execution, delivery and performance by Merger Sub of this Agreement and the consummation of the transactions contemplated hereby, including the Merger;
Whereas, the Board of Directors of the Company, subject to the terms of this Agreement, has resolved to recommend that the Company’s shareholders approve this Agreement and to submit this Agreement to the Company’s shareholders for approval;
Whereas, the Board of Directors of Parent, subject to the terms of this Agreement, has resolved to recommend that Parent’s shareholders approve the issuance of Parent Common Stock in connection with the transactions contemplated by this Agreement;
WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger and the Upstream Merger, taken together, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code;
WHEREAS, as an inducement for Parent to enter into this Agreement and concurrently with the execution of this Agreement, each of the members of the Board of Directors of the Company is entering into a Voting and Support Agreement substantially in the form attached hereto as Exhibit A-1 (the “Company Voting Agreement”);
WHEREAS, as an inducement for the Company to enter into this Agreement and concurrently with the execution of this Agreement, Parent’s Executive Chairman, James W. Ayers, is entering into a Voting and Support Agreement in the form attached hereto as Exhibit A-2 (the “Parent Voting Agreement”);
WHEREAS, concurrently with the execution of this Agreement, Parent and each of Ashley P. Hill, III, J. Myers Jones, III, Eddie A. Maynard, Jr., David J. McDaniel, IV, and Lee M. Moss are entering into letter agreements that set forth the terms of their employment and amend each of their existing employment agreements with the Company, effective upon the Closing;
WHEREAS, the parties hereto desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:
ARTICLE I
THE MERGER
1.1    The Merger. Subject to the terms and conditions of this Agreement, in accordance with the Tennessee Business Corporation Act (the “TBCA”), at the Effective Time, Merger Sub shall merge with and into the Company (the “Merger”), with the Company surviving the Merger as a direct, wholly owned Subsidiary of Parent (hereinafter sometimes referred to in such capacity and prior to the Upstream Merger as the “Surviving Corporation”). The Company shall be the Surviving Corporation in the Merger, and shall continue its corporate existence under the laws of the State of Tennessee until the Upstream Merger. Upon consummation of the Merger, the separate corporate existence of Merger Sub shall terminate.
1.2    Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will occur by electronic exchange of documents at 10:00 a.m. New York City time, on a date which shall be no later than three (3) business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII hereof (other than those conditions that by their nature can be satisfied only at the Closing, but subject to the satisfaction or waiver of all conditions at the Closing), unless extended by mutual agreement of the parties hereto (the “Closing Date”).
1.3    Effective Time. The Merger shall become effective as set forth in the articles of merger with respect to the Merger (the “Articles of Merger”) to be filed with the Secretary of State of the State of Tennessee (the “Tennessee Secretary”) on the Closing Date. The term “Effective Time” shall be the date and time when the Merger becomes effective, as set forth in the Articles of Merger.
1.4    Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the TBCA.
1.5    Conversion of Company Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Company, Merger Sub or the holder of any of the following securities:
(a)Subject to Section 2.2(e), each share of common stock, no par value (the “Company Common Stock”), of the Company issued and outstanding immediately prior to the Effective Time, except for shares of Company Common Stock owned by the Company as treasury stock or owned by the Company or Parent (in each case other than shares (x) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties, or (y) held, directly or indirectly, as a result of debts previously contracted), shall be converted into (i) 0.9650 shares (the “Exchange Ratio”) of common stock, par value $1.00 per share, of Parent (the “Parent Common Stock”) and (ii) the right to receive, without interest $2.00 in cash (the “Per Share Cash Consideration” and together with the shares of Parent Common Stock referenced in clause (i), the “Merger Consideration”).
(b)All of the shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each, a “Certificate,” it being understood that any reference herein to “Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of Company Common Stock) previously representing any such shares of Company Common Stock shall thereafter represent only the right to receive (i) the Merger Consideration, including a certificate (it being understood that any reference herein to a “certificate” representing shares of Parent Common Stock shall be deemed to include, unless the context otherwise requires, reference to book-entry account statements relating to the ownership of shares of Parent Common Stock) representing the number of whole shares of Parent Common Stock and Per Share Cash Consideration which such shares of Company Common Stock represented by such Certificate have been converted into the right to receive pursuant to Section 1.5(a), (ii) cash in lieu of fractional shares which the shares of Company Common Stock represented by such Certificate have been converted into the right to receive pursuant to Section 1.5(a) and Section 2.2(e), without any interest thereon, and (iii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2. Certificates previously representing shares of Company Common Stock shall be exchanged for the Merger Consideration and the other amounts specified in the immediately preceding sentence upon the surrender of such Certificates in accordance with Section 2.2, without any interest thereon. If, prior to the Effective Time, the outstanding shares of Parent Common Stock or Company Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there shall be any extraordinary dividend or distribution, an appropriate and proportionate adjustment shall be made to the Merger Consideration; provided, that nothing contained in this sentence shall be construed to permit the Company or Parent to take any action with respect to the outstanding shares of Parent Common Stock or Company Common Stock, as applicable, that is expressly prohibited by the terms of this Agreement.
(c)Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of Company Common Stock that are owned by Company as treasury stock or owned by the Company or Parent (in each case other than shares (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties, or (ii) held, directly or indirectly, as a result of debts previously contracted) shall be cancelled and cease to exist and no Merger Consideration shall be delivered or exchanged therefor.
1.6    Treatment of Company Equity Awards.
(a)    At the Effective Time, each option to purchase shares of Company Common Stock (a “Company Option”) that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall, automatically, and without any required action on the part of the holder thereof, be cancelled, with the holder of such Company Option becoming entitled to receive, in full satisfaction of the rights of the holder with respect thereto, the Merger Consideration in respect of each Net Share (as defined below) subject to each Company Option, less applicable Tax withholding, which shall be delivered as soon as reasonably practicable following the Closing Date and in no event later than ten (10) business days following the Closing Date. For purposes of this Section 1.6(a):
(i)“Net Share” means, with respect to a Company Option, the quotient obtained by dividing (A) the product of (i) the excess, if any, of the Per Share Cash Equivalent Consideration over the per share exercise price of such Company Option, multiplied by (ii) the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time, by (B) the Per Share Cash Equivalent Consideration.
(ii)“Per Share Cash Equivalent Consideration” means the sum of (x) the product (rounded to the nearest cent) obtained by multiplying (A) the Exchange Ratio by (B) Parent Common Stock Closing Price plus (y) the Per Share Cash Consideration.
(b)    At the Effective Time, each award of a share of Company Common Stock subject to vesting, repurchase or other lapse restriction (a “Company Restricted Stock Award”), whether vested or unvested, that was outstanding as of December 31, 2019 and remains outstanding as of immediately prior to the Effective Time shall fully vest and be cancelled and converted automatically (without any further action on part of the holder thereto) into the right to receive the Merger Consideration in respect of each share of Company Common Stock underlying such Company Restricted Stock Award. Parent shall issue the consideration described in this Section 1.6 (together with any accrued but unpaid dividends) corresponding to the Company Restricted Stock Awards that vest in accordance with this Section 1.6(c), less applicable Tax withholdings, within five (5) business days following the Closing Date.
(c)    At the Effective Time, each (i) restricted stock unit award in respect of shares of Company Common Stock (a “Company RSU Award” and, together with Company Options,

Company Restricted Stock Awards and Company RSU Awards, “Company Equity Awards”)) that was outstanding as of December 31, 2019 and remains outstanding as of immediately prior to the Effective Time shall fully vest and shall be cancelled and converted automatically (without any further action on part of the holder thereto) into the right to receive the Merger Consideration in respect of each share of Company Common Stock underlying such Company RSU Award. Parent shall issue the consideration described in this Section 1.6(c), less applicable Tax withholdings, within five (5) business days following the Closing Date; provided, however, that, with respect to any Company RSU Award that constitutes “deferred compensation” subject to Section 409A of the Code, settlement or payment of such award shall be made on the earliest permissible date that such delivery would not trigger a Tax or penalty under Section 409A of the Code.
(d)    At the Effective Time, (i) each Company Restricted Stock Award and Company RSU Award that was granted on or after December 31, 2019 and is outstanding as of immediately prior to the Effective Time shall, automatically and without any required action on the part of the holder thereof, be converted into a restricted stock award (a “Parent Restricted Stock Award”) or a restricted stock unit award (a “Parent RSU Award”), respectively, in respect of that number of shares of Parent Common Stock (rounded to the nearest whole share) equal to the product of (i) the total number of shares of Company Common Stock subject to the Company Restricted Stock Award or Company RSU Award immediately prior to the Effective Time multiplied by (ii) the Stock Award Exchange Ratio. Except as expressly provided in this Section 1.6(d), each such Parent Restricted Stock Awards and Parent RSU Award shall be subject to the same terms and conditions (including vesting terms) as applied to the corresponding Company Equity Award immediately prior to the Effective Time. The “Stock Award Exchange Ratio” means the sum of (i) the Exchange Ratio and (ii) the quotient of (x) the Per Share Cash Amount divided by (y) the Parent Common Stock Closing Price.
(e)    Parent shall take all corporate action necessary to issue a sufficient number of shares of Parent Common Stock with respect to the settlement of Company Equity Awards contemplated by this Section 1.6, subject to receipt of the Requisite Parent Vote. Effective as of the Effective Time, Parent shall file a registration statement on Form S-8 (or any successor or other appropriate form, including a Form S-1 or Form S-3 in the case of awards held by former employees and service providers of the Company) with respect to the shares of Parent Common Stock subject to Parent Restricted Stock Awards and Parent RSU Awards and shall maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such awards remain outstanding.
(f)    At or prior to the Effective Time, the Company, the Board of Directors of the Company and its compensation committee, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the provisions of this Section 1.6.
1.7    Parent Common Stock. At and after the Effective Time, each share of Parent Common Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock of Parent and shall not be affected by the Merger.
1.8    Merger Sub Common Stock. At and after the Effective Time, each share of common stock of Merger Sub, no par value per share (the “Merger Sub Common Stock”), issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Corporation.
1.9    Certificate of Incorporation of Surviving Corporation. At the Effective Time, the Certificate of Incorporation of Merger Sub (the “Merger Sub Certificate”), as in effect at the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law.
1.10    Bylaws of Surviving Corporation. At the Effective Time, the Bylaws of Merger Sub (the “Merger Sub Bylaws”), as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.11    Board of Directors  The parties hereto shall take all requisite action so that from and after the Effective Time, the board of directors of the Surviving Corporation shall consist of the members of the board of directors of Merger Sub immediately prior to the Effective Time until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.
1.12    Upstream Merger and Bank Merger.  Immediately following the Merger and as part of a single integrated transaction, the Surviving Corporation will merge with and into Parent (the “Upstream Merger”). Parent shall be the surviving entity in the Upstream Merger and, following the Upstream Merger, the separate corporate existence of the Surviving Corporation shall cease. Immediately following the Upstream Merger or at such later time as Parent may determine, Franklin Synergy Bank, (“Company Bank”), a Tennessee state-chartered bank and a wholly owned Subsidiary of the Company, will merge (the “Bank Merger”) with and into FirstBank, a Tennessee state-chartered bank and a wholly owned Subsidiary of Parent (“Parent Bank”). Parent Bank shall be the surviving entity in the Bank Merger and, following the Bank Merger, the separate corporate existence of Company Bank shall cease. The parties hereto agree that the Upstream Merger shall become effective immediately after the Effective Time and that the Bank Merger shall become effective immediately after the Upstream Merger or at such later time as Parent may determine. Each of the Upstream Merger and the Bank Merger shall be implemented pursuant to an agreement and plan of merger, in a form to be mutually agreed upon by the parties (the “Upstream Merger Agreement” and the “Bank Merger Agreement”, respectively). The Company and Parent shall execute such certificates of merger and articles of merger and such other agreements, documents and certificates as are necessary to make the Upstream Merger effective (“Upstream Merger Certificates”) immediately following the Effective Time. The Company shall cause Company Bank, and Parent shall cause Parent Bank, to execute such certificates of merger and articles of merger and such other agreements, documents and certificates as are necessary to make the Bank Merger effective (“Bank Merger Certificates”) immediately following the Upstream Merger or at such later time as Parent may determine.
ARTICLE II
EXCHANGE OF SHARES
2.1Parent to Make Merger Consideration Available. At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with an exchange agent designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”), for the benefit of the holders of Certificates, for exchange in accordance with this Article II, (i) certificates or, at Parent’s option, evidence of shares in book entry form (collectively, referred to herein as “certificates”), representing the shares of Parent Common Stock to be issued to holders of Company Common Stock, (ii) cash in an aggregate amount necessary to pay the aggregate Per Share Cash Consideration, and (iii) cash in lieu of fractional shares (such cash and certificates for shares of Parent Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”), to be issued pursuant to Section 1.5 and paid pursuant to Section 2.2(a) in exchange for outstanding shares of Company Common Stock.
2.2Exchange of Shares.
(a)As promptly as practicable after the Effective Time, but in no event later than five (5) business days thereafter, Parent shall cause the Exchange Agent to mail to each holder of record of one or more Certificates representing shares of Company Common Stock immediately prior to the Effective Time that have been converted at the Effective Time into the right to receive the Merger Consideration pursuant to Article I, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration, and any cash in lieu of fractional shares, which the shares of Company Common Stock represented by such Certificate or Certificates shall have been converted into the right to receive pursuant to this Agreement as well as any dividends or distributions to be paid pursuant to Section 2.2(b). Upon proper surrender of a Certificate or Certificates for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Certificate or Certificates shall be entitled to receive in exchange therefor, as applicable, (i) a certificate representing that number of whole shares of Parent Common Stock to which such holder of Company Common Stock shall have become entitled pursuant to the provisions of Article I and (ii) a check representing the amount of (A) the Per Share Cash Consideration and any cash in lieu of fractional shares which such holder has the right to receive in respect of the shares of Company Common Stock represented by the Certificate or Certificates surrendered pursuant to the provisions of this Article II, and (B) any dividends or distributions which the holder thereof has the right to receive pursuant to this Section 2.2, and the Certificate or Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the Per Share Cash Consideration or any cash in lieu of fractional shares payable to holders of Certificates. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender, the Merger Consideration and any cash in lieu of fractional shares or in respect of dividends or distributions as contemplated by this Section 2.2.
(b)No dividends or other distributions declared with respect to Parent Common Stock shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Article II. After the surrender of a Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the whole shares of Parent Common Stock which the shares of Company Common Stock represented by such Certificate have been converted into the right to receive.
(c)If any certificate representing shares of Parent Common Stock is to be issued in a name other than that in which the Certificate or Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Certificate or Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of a certificate representing shares of Parent Common Stock in any name other than that of the registered holder of the Certificate or Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.
(d)After the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration and cash in lieu of fractional shares as provided in this Article II.
(e)Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to Parent Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Parent. In lieu of the issuance of any such fractional share, Parent shall pay to each former shareholder of the Company who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the closing-sale prices of Parent Common Stock on the New York Stock Exchange as reported by The Wall Street Journal for the five (5) full trading days ending on the trading day preceding the Closing Date (“Parent Common Stock Closing Price”) by (ii) the fraction of a share (rounded to the nearest one-thousandth when expressed in decimal form) of Parent Common Stock which such holder would otherwise be entitled to receive pursuant to Section 1.5. The parties acknowledge that payment of such cash consideration in lieu of issuing fractional shares is not separately bargained-for-consideration, but merely represents a mechanical rounding off for the purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of such fractional shares.
(f)Any portion of the Exchange Fund that remains unclaimed by the shareholders of the Company for twelve (12) months after the Effective Time shall be paid to Parent. Any former shareholder of the Company that has not theretofore complied with this Article II shall thereafter look only to Parent for payment of the Merger Consideration, cash in lieu of fractional shares and any unpaid dividends and distributions on the Parent Common Stock deliverable in respect of each former share of Company Common Stock such former shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Parent, the Company, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of shares of Company Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.
(g)Each of Parent and the Exchange Agent shall be entitled to deduct and withhold from any consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld by Parent or the Exchange Agent, as the case may be, such withheld amounts (i) will be paid over by Parent or the Exchange Act to the appropriate governmental authority and (ii) will be treated for all purposes of this Agreement as having been paid to the person in respect of which the deduction and withholding was made.
(h)In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond in such amount as Parent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration, and any cash in lieu of fractional shares and dividends or distributions deliverable in respect thereof pursuant to this Agreement.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF COMPANY
Except (a) as disclosed in the disclosure schedule delivered by the Company to Parent concurrently herewith (the “Company Disclosure Schedule”); provided that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by the Company that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect and (iii) any disclosures made with respect to a section of Article III shall be deemed to qualify (1) any other section of Article III specifically referenced or cross-referenced and (2) other sections of Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections, or (b) as disclosed in any Company Reports publicly filed with or furnished to the SEC by the Company after January 1, 2018 and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), the Company hereby represents and warrants to Parent as follows:
3.1    Corporate Organization.
(a)    The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Tennessee and is a bank holding company duly registered with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). The Company has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted in all material respects. The Company is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. As used in this Agreement, the term “Material Adverse Effect” means, with respect to Parent, the Company or the Surviving Corporation, as the case may be, a material adverse effect on (i) the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries taken as a whole (provided that, with respect to this clause (i), Material

Adverse Effect shall not be deemed to include the impact of (A) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements, (B) changes, after the date hereof, in laws, rules or regulations of general applicability to companies in the industries in which such party and its Subsidiaries operate, or interpretations thereof by courts or Governmental Entities, (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its Subsidiaries, (D) public disclosure of the execution of this Agreement, public disclosure or (except in the case of the representations contained in Sections 3.3(b), 3.4, 3.11(j), 4.3(b) and 4.4) consummation of the transactions contemplated hereby (including any effect on a party’s relationships with its customers or employees) or actions expressly required by this Agreement in contemplation of the transactions contemplated hereby, (E) a decline in the trading price of a party’s common stock, in and of itself, or the failure, in and of itself, to meet earnings projections or internal financial forecasts (it being understood that the underlying cause of such decline or failure may be taken into account in determining whether a Material Adverse Effect has occurred), (F) the expenses incurred by the Company or Parent in negotiating, documenting, effecting and consummating the transactions contemplated by this Agreement or (G) the occurrence of any natural or man-made disaster; except, with respect to subclauses (A), (B), (C) and (G), to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate) or (ii) the ability of such party to timely consummate the transactions contemplated hereby. As used in this Agreement, the word “Subsidiary” shall have the meaning ascribed to it in Section 2(d) of the BHC Act. True and complete copies of the Charter, as amended, of the Company (the “Company Charter”) and Amended and Restated Bylaws of the Company (the “Company Bylaws”), as in effect as of the date of this Agreement, have previously been made available by the Company to Parent.
(b)    Except, in the case of clauses (ii) and (iii) only, as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, each Subsidiary of the Company (a “Company Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Subsidiary of the Company to pay dividends or distributions except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. The deposit accounts of each Subsidiary of the Company that is an insured depository institution are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. Section 3.1(b) of the Company Disclosure Schedule sets forth a true and complete list of all Subsidiaries of the Company as of the date hereof.
3.2    Capitalization.
(a)    The authorized capital stock of the Company consists of 30,000,000 shares of Company Common Stock, 1,000,000 shares of preferred stock, no par value, and 10,000 shares of Series A Senior Non-Cumulative Preferred Stock, no par value. As of January 17, 2020, there were (i) 14,833,079 shares of Company Common Stock issued and outstanding, which number includes 90,870 shares of Company Common Stock granted in respect of outstanding Company Restricted Stock Awards, (ii) no shares of Company preferred stock issued and outstanding, (iii) 26,423 shares of Company Common Stock held in treasury, (iv) 1,498,570 shares of Company Common Stock reserved for issuance upon the exercise of outstanding Company Options, (v) 155,734 shares of Company Common Stock reserved for issuance upon the settlement of outstanding Company RSU Awards, (vi) 2,408,161 shares of Company Common Stock reserved for issuance pursuant to future grants under the Company’s Amended and Restated 2017 Omnibus Equity Incentive Plan. As of the date of this Agreement, except as set forth in the immediately preceding sentence, and for changes since January 17, 2020, resulting from the exercise, vesting or settlement of any Company Options or Company RSU Awards described in the immediately preceding sentence, there are no other shares of capital stock or other voting securities of the Company issued, reserved for issuance or outstanding.
(b)    All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of the Company may vote. Except as set forth on Section 3.2(b) of the Company Disclosure Schedule, no trust preferred or subordinated debt securities of the Company are issued or outstanding. Other than Company Equity Awards, there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating the Company to issue, transfer, sell, purchase, redeem or otherwise acquire, any such securities, and there are no other equity based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of the Company or any of its Subsidiaries) outstanding. Except for the Company Voting Agreement, there are no voting trusts, shareholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the Company Common Stock or other equity interests of Company. No Subsidiary of the Company owns any shares of capital stock of the Company.
(c)    The Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Company Subsidiaries, free and clear of any liens, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to bank Subsidiaries, as provided under 12 U.S.C. § 55 or any comparable provision of applicable federal or state law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Company Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.
3.3    Authority; No Violation.
(a)    The Company has full corporate power and authority to execute and deliver this Agreement and, subject to the shareholder and other actions described below, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger and the Bank Merger have been duly and validly approved by the Board of Directors of the Company. The Board of Directors of the Company has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of the Company and its shareholders and has directed that this Agreement and the transactions contemplated hereby be submitted to the Company’s shareholders for approval at a meeting of such shareholders and has adopted a resolution to the foregoing effect. Except for the approval of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock (the “Requisite Company Vote”), and the adoption and approval of the Bank Merger Agreement by the Company as its sole shareholder, no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby (other than the submission to the shareholders of the Company of an advisory (non-binding) vote on the compensation that may be paid or become payable to the Company’s named executive officers that is based on or otherwise related to the transactions contemplated by this Agreement). This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent) constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies (the “Enforceability Exceptions”)).
(b)    Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby, including the Merger and the Bank Merger, nor compliance by the Company with any of the terms or provisions hereof, will (i) violate any provision of the

Company Charter or the Company Bylaws or (ii) assuming that the consents and approvals referred to in Section 3.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Company or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause (y) above) for such violations, conflicts, breaches or defaults which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.
3.4    Consents and Approvals  Except for (a) the filing of applications, filings and notices, as applicable, with the New York Stock Exchange, (b) the filing of applications, filings and notices, as applicable, with the Federal Reserve Board under the BHC Act and approval of such applications, filings and notices, (c) the filing of any required applications, filings and notices, as applicable, with the FDIC, and approval of such applications, filings, and notices, (d) the filing of any required applications, filings, and notices, as applicable, with any governmental agency that has authority over the mortgage production and sale business of the Company (inclusive of Fannie Mae and Freddie Mac), and approval of such applications, filings, and notices, (e) the filing of applications, filings and notices, as applicable, with the Tennessee Department of Financial Institutions in connection with the Merger and the Bank Merger and approval of such applications, filings and notices, (f) the filing of any required applications, filings or notices with any state banking authorities listed on Section 3.4 of the Company Disclosure Schedule or Section 4.4 of the Parent Disclosure Schedule and approval of such applications, filings and notices, (g) the filing with the Securities and Exchange Commission (the “SEC”) of a joint proxy statement in definitive form relating to the meetings of the Company’s shareholders and Parent’s shareholders to be held in connection with this Agreement and the transactions contemplated hereby (including any amendments or supplements thereto, the “Joint Proxy Statement”), and of the registration statement on Form S-4 in which the Joint Proxy Statement will be included as a prospectus, to be filed with the SEC by Parent in connection with the transactions contemplated by this Agreement (the “S-4”) and declaration by the SEC of the effectiveness of the S-4, (h) the filing of the Articles of Merger with the Tennessee Secretary pursuant to the TBCA, and the filing of the Bank Merger Certificates, (i) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Parent Common Stock pursuant to this Agreement and (j) the approval of the listing of such Parent Common Stock on the New York Stock Exchange, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality or SRO (each a “Governmental Entity”) are necessary in connection with (i) the execution and delivery by the Company of this Agreement or (ii) the consummation by the Company of the Merger and the other transactions contemplated hereby (including the Bank Merger). As of the date hereof, the Company is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger and the Bank Merger on a timely basis.
3.5    Reports
(a)    The Company and each of its Subsidiaries have timely filed or furnished all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file or furnish since January 1, 2017 with (i) any state regulatory authority, (ii) the SEC, (iii) the Federal Reserve Board, (iv) the FDIC, (v) any foreign regulatory authority and (vi) any self-regulatory organization (an “SRO”) ((i) - (vi), collectively “Regulatory Agencies”), including, without limitation, any report, registration or statement required to be filed or furnished pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. Except as set forth on Section 3.5 of the Company Disclosure Schedule and for normal examinations conducted by a Regulatory Agency in the ordinary course of business of the Company and its Subsidiaries, (i) no

Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of the Company, investigation into the business or operations of the Company or any of its Subsidiaries since January 1, 2017, (ii) there is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of the Company or any of its Subsidiaries and (iii) there has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of the Company or any of its Subsidiaries since January 1, 2017, in each case of clauses (i) through (iii), which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.
(b)    An accurate copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by the Company since January 1, 2017 pursuant to the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act (the “Company Reports”) has been made publicly available. No such Company Report, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. Since January 1, 2017, as of their respective dates, all Company Reports filed or furnished under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Company Reports.
3.6    Financial Statements
(a)    The financial statements of the Company and its Subsidiaries included (or incorporated by reference) in the Company Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of the Company and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of the Company and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Crowe LLP has not resigned (or informed the Company that it intends to resign) or been dismissed as independent public accountants of the Company as a result of or in connection with any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.
(b)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries has any liability (whether absolute, accrued, contingent or otherwise and whether due or to become due) required by GAAP to be included on a consolidated balance sheet of the Company, except for those liabilities that are reflected or reserved against on the consolidated balance sheet of the Company included in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2019, or in connection with this Agreement and the transactions contemplated hereby.
(c)    The records, systems, controls, data and information of the Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the Company or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. The Company (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) to ensure that material information relating to the Company, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of the Company by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s outside auditors and the audit committee of the Company’s Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) promulgated under the Exchange Act) which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information, and (B) to the knowledge of the Company, any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. These disclosures were made in writing by management to the Company’s auditor and audit committee and a copy has been previously provided to Parent. To the knowledge of the Company, there is no reason to believe that the Company’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.
(d)    Since January 1, 2017, (i) neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any director, officer, auditor, accountant or representative of the Company or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Board of Directors of the Company or any committee thereof or to the knowledge of the Company, to any director or officer of the Company.
3.7    Broker’s Fees   With the exception of the engagement of Evercore Group L.L.C., neither the Company nor any Company Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement. The Company has disclosed to Parent prior to the date hereof the aggregate fees provided for in connection with the engagement by the Company of Evercore Group L.L.C. related to the Merger and the other transactions contemplated hereby.
3.8    Absence of Certain Changes or Events
(a)    Since September 30, 2019, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.
(b)    Except in connection with matters contemplated, required or permitted by this Agreement, since September 30, 2019, the Company and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.
3.9    Legal Proceedings
(a)    Neither the Company nor its Subsidiaries is a party to any, and there are no pending or, to the Company’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against the Company or any of its Subsidiaries that is reasonably expected to be material to the Company or its Subsidiaries or that is against any of their current or former directors or executive officers or of a material nature challenging the validity or propriety of the transactions contemplated by this Agreement.
(b)    There is no injunction, order, judgment, decree, or regulatory restriction imposed upon the Company, any of its Subsidiaries or the assets of the Company or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to the Surviving Corporation or any of its affiliates) that would reasonably be expected to be material to the Company or its Subsidiaries taken as a whole.
3.10    Taxes and Tax Returns
(a)    Each of the Company and its Subsidiaries has duly and timely filed (taking into account all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct and complete in all material respects. Neither the Company nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course). All material Taxes of the Company and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Each of the Company and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party. Neither the Company nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect. The federal income Tax Returns of the Company and its Subsidiaries for all years to and including 2018 have been examined by the Internal Revenue Service (the “IRS”) or are Tax Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired. Neither the Company nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened (in writing) or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of the Company and its Subsidiaries or the assets of the Company and its Subsidiaries. The Company has made available to Parent true and complete copies of any private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six (6) years. Neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among the Company and its Subsidiaries). Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which is or was the Company) or (ii) has any liability for the Taxes of any person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise. Neither the Company nor any of its Subsidiaries has been, within the past two (2) years, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code. Neither the Company nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation section 1.6011-4(b)(1). At no time during the past five (5) years has the Company been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.
(b)    As used in this Agreement, the term “Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon.
(c)    As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.

3.11    Employees and Employee Benefit Plans
(a)    Section 3.11(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of all material Company Benefit Plans. For purposes of this Agreement, “Company Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, and all stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, retirement, savings, supplemental retirement, retention, bonus, employment, change in control, termination or severance plans, programs, agreements or arrangements that are maintained, contributed to or sponsored by, or required to be contributed to, the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries is a party or has any current or future obligations, for the benefit of any current or former employee, officer, or independent contractor or director of the Company or any of its Subsidiaries, excluding, in each case, any Multiemployer Plan.
(b)    The Company has heretofore made available to Parent true and complete copies of (i) each material Company Benefit Plan, including any amendments thereto and all related trust documents, insurance contracts or other funding vehicles, and (ii) to the extent applicable, (A) the most recent summary plan description required under ERISA with respect to such Company Benefit Plan, (B) the most recent annual report (Form 5500) filed with the IRS, (C) the most recently received IRS determination letter relating to such Company Benefit Plan, and (D) the most recently prepared actuarial report for each Company Benefit Plan.
(c)    Each Company Benefit Plan has been established, operated and administered in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code, except as would not reasonably be expected to result in any material liability. Neither the Company nor any of its Subsidiaries has, within the prior three years, taken any material corrective action or made a filing under any voluntary correction program of the IRS, Department of Labor or any other Governmental Entity with respect to any Company Benefit Plan.
(d)    The IRS has issued a favorable determination letter with respect to each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Company Qualified Plans”) and the related trust, which letter has not been revoked (nor to the knowledge of the Company has revocation been threatened), and, to the knowledge of the Company, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any Company Qualified Plan or the related trust.
(e)    No Company Benefit Plan is subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code. During the immediately preceding six (6) years, no Controlled Group Liability has been incurred by the Company or its ERISA Affiliates that has not been satisfied in full, and, to the knowledge of the Company, no condition exists that presents a material risk to the Company or its ERISA Affiliates of incurring any such liability. For purposes of this Agreement, “Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code, or (iv) as a result of a failure to comply with the continuing coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code. For purposes of this Agreement, “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.
(f)    None of the Company, any of its Subsidiaries or any of their respective ERISA Affiliates has, at any time during the last six (6) years, sponsored, maintained, contributed to or been obligated to contribute to (i) any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”), (ii) a plan that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), or (iii) a plan that is subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code.

(g)    Neither the Company nor any of its Subsidiaries sponsors any employee benefit plan or has any obligation with respect to an arrangement that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired or former employees or their beneficiaries or dependents, except as required by Section 4980B of the Code.
(h)    All contributions required to be made to any Company Benefit Plan by applicable law or by any plan document, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of the Company except as, either individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries taken as a whole.
(i)    There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to the knowledge of the Company, no set of circumstances exists that would reasonably be expected to give rise to a claim or lawsuit, against the Company Benefit Plans, any fiduciaries thereof with respect to their duties to the Company Benefit Plans or the assets of any of the trusts under any of the Company Benefit Plans, except as, either individually or in the aggregate, would not reasonably be expected to result in any liability that would be material to the Company and its Subsidiaries taken as a whole.
(j)    Except as set forth on Section 3.11(j) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) result in, cause the vesting, exercisability or delivery of, cause the Company or any of its Subsidiaries to transfer or set aside any assets to fund any material benefits under any Company Benefit Plan, (ii) increase in the amount or value of, any payment, right or other benefit to any employee or director of the Company or any of its Subsidiaries, (iii) result in any limitation on the right of the Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust; or (iv) result in any payment or benefit that may, individually or in combination with any other such payment, be characterized as an “excess parachute payment” within the meaning of Section 280G(b)(1) of the Code.
(k)    Neither the Company nor any of its Subsidiaries is a party to any plan, program, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under Section 409A or 4999 of the Code (or any corresponding provisions of state or local law relating to Tax).
(l)    Each Company Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) and any award thereunder, in each case that is subject to Section 409A of the Code, has (i) since January 1, 2005, been maintained and operated, in all material respects, in good faith compliance with Section 409A of the Code and IRS Notice 2005-1 and (ii) since January 1, 2009, been, in all material respects, in documentary and operational compliance with Section 409A of the Code.
(m)    There are no pending or, to the knowledge of the Company, threatened material labor grievances or material unfair labor practice claims or charges against the Company or any of its Subsidiaries, or any strikes or other material labor disputes against the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of the Company or any of its Subsidiaries and, to the knowledge of the Company, there are no organizing efforts by any union or other group seeking to represent any employees of the Company and its Subsidiaries.
3.12    Compliance with Applicable Law  The Company and each of its Subsidiaries hold, and have held at all times since January 1, 2017, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, and, to the knowledge of the Company, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. The Company and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to the Company or any of its Subsidiaries, including without limitation all laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Company Bank has a Community Reinvestment Act rating of “satisfactory” or better. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on the Company, none of the Company, or its Subsidiaries, or to the knowledge of the Company, any director, officer, employee, agent or other person acting on behalf of the Company or any of its Subsidiaries has, directly or indirectly, (a) used any funds of the Company or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (b) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of the Company or any of its Subsidiaries, (c) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (d) established or maintained any unlawful fund of monies or other assets of the Company or any of its Subsidiaries, (e) made any fraudulent entry on the books or records of the Company or any of its Subsidiaries, or (f) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for the Company or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for the Company or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department.
3.13    Certain Contracts
(a)    Except as set forth in Section 3.13(a) of the Company Disclosure Schedule, as of the date hereof, neither the Company nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (ii) which contains a provision that limits (or purports to limit) in any material respect the ability of the Company or its affiliates (or, following the Closing, the Surviving Corporation or its affiliates) to engage or compete in any business (including geographic restrictions and preferential arrangements), (iii) with or to a labor union or guild (including any collective bargaining agreement), (iv) other than extensions of credit, other banking products offered by the Company and its Subsidiaries or derivatives, which creates future payment obligations to or from the Company or its Subsidiaries in excess of $500,000 and that by its terms does not terminate or is not terminable without penalty upon notice of 60 days or less, (v) that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of the Company or its Subsidiaries, taken as a whole, (vi) for any joint venture, partnership or similar agreement material to the Company or its Subsidiaries, (vii) that requires the Company or its Subsidiaries to sell or purchase goods or services on an exclusive basis or make referrals of business to any person on a priority or exclusive basis, or (viii) that relates to the acquisition or disposition of any business, capital stock or assets of any Person (whether by merger, sale of stock, sale of assets or otherwise) that has any remaining obligations (other than customary obligations relating to the indemnification of directors and officers), or (ix) that relates to any real property leased, subleased, licensed or occupied by the Company or its Subsidiaries as lessee, sublessee, licensee or occupant and provides for annual payments by the Company or its Subsidiaries in excess of $250,000. Each contract, arrangement, commitment or understanding of the type described in this Section 3.13(a) (excluding any Company Benefit Plan), whether or not set forth in the Company Disclosure Schedule, is referred to herein as a “Company

Contract,” and neither the Company nor any of its Subsidiaries knows of, or has received notice of, any violation of the above by any of the other parties thereto which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.
(b)    In each case, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company, (i) each Company Contract is valid and binding on the Company or one of its Subsidiaries, as applicable, and in full force and effect, (ii) the Company and each of its Subsidiaries has performed all obligations required to be performed by it to date under each Company Contract, (iii) to the Company’s knowledge each third-party counterparty to each Company Contract has performed all obligations required to be performed by it to date under such Company Contract, and (iv) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a default on the part of the Company or any of its Subsidiaries under any such Company Contract.
3.14    Agreements with Regulatory Agencies  Neither the Company nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2017, a recipient of any supervisory letter from, or since January 1, 2017, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Company Disclosure Schedule, a “Company Regulatory Agreement”), nor has the Company or any of its Subsidiaries been advised in writing or, to the knowledge of the Company, otherwise since January 1, 2017, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such Company Regulatory Agreement.
3.15    Risk Management Instruments  Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of the Company, any of its Subsidiaries or for the account of a customer of the Company or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of the Company or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions), and are in full force and effect. The Company and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to the Company’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.
3.16    Environmental Matters  Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, the Company and its Subsidiaries are in compliance, and have complied since January 1, 2017, with any federal, state or local law, regulation, order, decree, permit, authorization, common law or agency requirement relating to: (a) the protection or restoration of the environment, health and safety as it relates to hazardous substance exposure or natural resource damages, (b) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance, or (c) noise, odor, wetlands, indoor air, pollution, contamination or any injury to persons or property from exposure to any hazardous substance (collectively, “Environmental Laws”). There are no legal, administrative, arbitral or other proceedings, claims or actions, or to the knowledge of Company any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on the Company or any of its Subsidiaries of any liability or obligation arising under any Environmental Law, pending or threatened against the Company, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company. To the knowledge of the Company, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.
3.17    Investment Securities and Commodities
(a)    Each of the Company and its Subsidiaries has good title in all material respects to all securities and commodities owned by it (except those sold under repurchase agreements), free and clear of any Lien, except as set forth in the financial statements included in the Company Reports or to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of the Company or its Subsidiaries. Such securities and commodities are valued on the books of the Company in accordance with GAAP in all material respects.
(b)    The Company and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that the Company believes are prudent and reasonable in the context of such businesses, and, to the knowledge of the Company, the Company and its Subsidiaries have been in compliance with such policies, practices and procedures in all material respects since January 1, 2017. Prior to the date of this Agreement, the Company has made available to Parent the material terms of such policies, practices and procedures.
3.18    Real Property  Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on the Company, (a) the Company or a Company Subsidiary has good and marketable title to all the real property reflected in the latest audited balance sheet included in the Company Reports as being owned by the Company or a Company Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Company Owned Properties”), free and clear of all Liens, except (i) statutory Liens securing payments not yet due, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (clauses (i) through (iv), collectively, “Permitted Encumbrances”), and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such the Company Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (collectively with the Company Owned Properties, the “Company Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the Company’s knowledge, the lessor. There are no pending or, to the knowledge of the Company, threatened condemnation proceedings against the Company Real Property.
3.19    Intellectual Property  The Company and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property necessary for the conduct of its business as currently conducted. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on the Company, (a) (i) the use of any Intellectual Property by the Company and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which the Company or any Company Subsidiary acquired the right to use any Intellectual Property, and (ii) no person has asserted in writing to the Company that the Company or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (b) no person is challenging or, to the knowledge of the Company, infringing on or otherwise violating, any right of the Company or any of its Subsidiaries with respect to any Intellectual Property owned by the Company or its Subsidiaries, and (c) neither the Company nor any Company Subsidiary has received any notice of any pending claim with respect to any Intellectual Property owned by the Company or any Company Subsidiary, and the Company and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by the Company and its Subsidiaries. For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, brand names, internet domain names, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto, and any renewals, extensions or reissues thereof, in any jurisdiction; trade secrets; and copyrights registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof.
3.20    Related Party Transactions  There are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between the Company or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of the Company or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding Company Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of the Company) on the other hand, except those of a type available to employees of the Company or its Subsidiaries generally.
3.21    State Takeover Laws  The Board of Directors of the Company has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to such agreements and transactions Section §48-103 of the TBCA and any similar “moratorium,” “control share,” “fair price,” “takeover” or “interested shareholder” law (any such laws, “Takeover Statutes”).
3.22    Reorganization  The Company has not taken any action and is not aware of the existence of any fact or circumstance that could reasonably be expected to prevent or impede the Merger and the Upstream Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
3.23    Opinion of Financial Advisor  Prior to the execution of this Agreement, the Board of Directors of the Company has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of Evercore Group, L.L.C. to the effect that, as of the date of such opinion, and based upon and subject to the factors, assumptions, and limitations set forth therein, the Merger Consideration to be received by holders of Company Common Stock in the Merger is fair, from a financial point of view, to such holders. Such opinion has not been amended or rescinded as of the date of this Agreement.
3.24    Company Information  The information relating to the Company and its Subsidiaries which is provided in writing by the Company or its representatives specifically for inclusion in the Joint Proxy Statement and the S-4, or in any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portion of the Joint Proxy Statement relating to the Company and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.
3.25    Loan Portfolio
(a)    The allowance for loan and lease losses as reflected in the Company Reports, and as of each quarter ended after December 31, 2018, was in the reasonable opinion of the Company’s management (i) adequate to meet all reasonably anticipated loan and lease losses, net of recoveries related to loans previously charged off as of those dates, (ii) consistent with GAAP and reasonable and sound banking practices and (iii) in conformance with recommendations and comments in reports of examination in all material respects.
(b)     Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, each loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) of the Company and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of the Company and its Subsidiaries as secured Loans, has been secured by valid charges, mortgages, pledges, security interests, restrictions, claims, liens or encumbrances, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions. No Loan that has as of the date hereof an outstanding balance of $1,000,000 or more and that (A) was not over 90 days or more delinquent in payment of principal or interest as of September 30, 2019, is as of the date hereof over 90 days or more delinquent in payment of principal or interest, or (B) was not classified by the Company as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, as of September 30, 2019, is as of the date hereof so classified.
(c)    Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on the Company, each outstanding Loan of the Company and its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of the Company and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.
(d)    None of the agreements pursuant to which the Company or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan (other than first payment defaults and other than mortgage Loans sold to government sponsored entities).
(e)    There are no outstanding Loans made by the Company or any of its Subsidiaries to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of the Company or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.
(f)    Neither the Company nor any of its Subsidiaries is (i) now nor has it ever been since January 1, 2017, subject to any fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity or Regulatory Agency relating to the origination, sale or servicing of mortgage or consumer Loans, and (ii) aware of any actual or threatened claim, proceeding or investigation with respect thereto by any person.
3.26    Insurance  Except as would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on the Company, the Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of the Company reasonably has determined to be prudent and consistent with industry practice, and the Company and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of the Company and its Subsidiaries, the Company or the relevant Subsidiary thereof is the sole beneficiary of such policies, and all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.
3.27    Information Security  To the knowledge of Company, since January 1, 2017, no third party has gained unauthorized access to any information systems or networks controlled by and material to the operation of the business of the Company and its Subsidiaries, and, to the knowledge of the Company, there are no data security or other technological vulnerabilities with respect to its information technology systems or networks, in each case that, individually or in the aggregate, would reasonably be expected to be material to the Company. The Company maintains an information privacy and security program that maintains reasonable measures designed to protect the privacy, confidentiality and security of all data or information that constitutes personal data or personal information under applicable law against any (a) loss or misuse of such data, (b) unauthorized or unlawful operations performed upon such data, or (c) other act or omission that compromises the security or confidentiality of such data.

3.28    No Other Representations or Warranties
(a)    Except for the representations and warranties made by the Company in this Article III, neither the Company nor any other person makes any express or implied representation or warranty with respect to the Company, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company nor any other person makes or has made any representation or warranty to Parent or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to the Company, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by the Company in this Article III, any oral or written information presented to Parent or any of its affiliates or representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby.
(b)    The Company acknowledges and agrees that neither Parent nor any other person on behalf of Parent has made or is making, and the Company has not relied upon, any express or implied representation or warranty other than those contained in Article IV.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Except (a) as disclosed in the disclosure schedule delivered by Parent and Merger Sub to the Company concurrently herewith (the “Parent Disclosure Schedule”); provided that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the Parent Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Parent that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect, and (iii) any disclosures made with respect to a section of Article IV shall be deemed to qualify (1) any other section of Article IV specifically referenced or cross-referenced and (2) other sections of Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections, or (b) as disclosed in any Parent Reports publicly filed with or furnished to the SEC by Parent after January 1, 2018 and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Parent and Merger Sub hereby represent and warrant to the Company as follows:
4.1    Corporate Organization.
(a)    Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Tennessee and is a bank holding company duly registered with the Federal Reserve Board under the BHC Act. Merger Sub is a corporation duly formed, validly existing and in good standing under the laws of the State of Tennessee. Each of Parent and Merger Sub has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted in all material respects. Each of Parent and Merger Sub is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. True and complete copies of the Amended and Restated Charter of Parent (the “Parent Charter”) and the Bylaws of Parent (the “Parent Bylaws”), as in effect as of the date of this Agreement, have previously been made available by Parent to the Company.

(b)    Except, in the case of clauses (ii) and (iii) only, as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, each Subsidiary of Parent (a “Parent Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Subsidiary of Parent to pay dividends or distributions except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. The deposit accounts of each Subsidiary of Parent that is an insured depository institution are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened.
4.2    Capitalization.
(a)    As of the date of this Agreement, the authorized capital stock of Parent consists of 75,000,000 shares of Parent Common Stock and 7,500,000 shares of preferred stock, no par value (“Parent Preferred Stock”). As of January 17, 2020, there were (i) 31,034,544 shares of Parent Common Stock issued and outstanding, (ii) no shares of Parent Common Stock held in treasury, (iii) no shares of Parent Common Stock reserved for issuance upon the exercise of outstanding Parent Options, (iv) 838,573 shares of Parent Common Stock reserved for issuance upon the settlement of outstanding restricted stock unit awards (assuming achievement of any applicable performance goals at the target level), (v) 1,539,001 shares of Parent Common Stock reserved for issuance pursuant to future grants under FB Financial Corporation 2016 Incentive Plan, (vi) 2,409,185 shares reserved for issuance pursuant to future grants under an Employee Stock Purchase Plan, (vii) 954,827 shares of Parent Common Stock reserved for issuance to shareholders of FNB Financial Corp as detailed in Parent’s Form S-4/A filed with the SEC on January 8, 2020, and (viii) 500,000 shares reserved pursuant to Parent’s 401K plan. As of the date of this Agreement, except as set forth in the immediately preceding sentence, and for changes since January 17, 2020, resulting from the exercise, vesting or settlement of any Parent restricted stock units awards described in the immediately preceding sentence, there are no other shares of capital stock or other voting securities of Parent issued, reserved for issuance or outstanding.
(b)    All of the issued and outstanding shares of Parent Common Stock and Merger Sub Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of Parent or of Merger Sub may vote. Other than as described in clauses (iii) and (iv) of this Section 4.2(a), as of the date of this Agreement there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating Parent or Merger Sub to issue, transfer, sell, purchase, redeem or otherwise acquire, any such securities. Except for the Parent Voting Agreement and that certain Shareholder’s Agreement, dated September 15, 2016, by and between Parent and James W. Ayers, there are no voting trusts, shareholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the Parent Common Stock, Merger Sub Common Stock or other equity interests of Parent or Merger Sub.
(c)    Parent owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Parent Subsidiaries, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to bank Subsidiaries, as provided under 12 U.S.C. § 55 or any comparable provision of applicable federal or state law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Parent Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

(d)    All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent. Merger Sub has not conducted any business other than (i) incident to its formation for the sole purpose of carrying out the transactions contemplated by this Agreement and (ii) in relation to this Agreement, the Merger and the other transactions contemplated hereby.
4.3    Authority; No Violation.
(a)    Each of Parent and Merger Sub has full corporate power and authority to execute and deliver this Agreement and, subject to the shareholder and other actions described below, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger and the Bank Merger have been duly and validly approved by the Board of Directors of Parent and the Board of Directors of Merger Sub. The Board of Directors of Parent has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of Parent and its shareholders and has directed that the issuance of shares of Parent Common Stock in connection with the Merger as contemplated by this Agreement (the “Parent Stock Issuance”) be submitted to Parent’s shareholders for approval at a meeting of such shareholders and has adopted a resolution to the foregoing effect. The Board of Directors of Merger Sub has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of Merger Sub and its sole shareholder and has adopted a resolution to the foregoing effect. Parent, as Merger Sub’s sole shareholder, has adopted and approved this Agreement and the transactions contemplated hereby by unanimous written consent. Except for the approval of the Parent Stock Issuance by a vote of the majority of votes cast at the Parent Meeting (the “Requisite Parent Vote”), the adoption and approval of the Bank Merger Agreement by Parent as Parent Bank’s sole shareholder, and the adoption of resolutions to give effect to the provisions of Section 6.10 in connection with the Closing, no other corporate proceedings on the part of Parent or Merger Sub are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and (assuming due authorization, execution and delivery by the Company) constitutes a valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions). The shares of Parent Common Stock to be issued in the Merger have been validly authorized and, when issued (subject to the approval of the Parent Stock Issuance by the holders of Parent Common Stock), will be validly issued, fully paid and nonassessable, and no current or past shareholder of Parent will have any preemptive right or similar rights in respect thereof.
(b)    Neither the execution and delivery of this Agreement by Parent or Merger Sub, nor the consummation by Parent or Merger Sub of the transactions contemplated hereby, including the Merger and the Bank Merger, nor compliance by Parent or Merger Sub with any of the terms or provisions hereof, will (i) violate any provision of the Parent Charter, the Parent Bylaws, the Merger Sub Certificate or the Merger Sub Bylaws, or (ii) assuming that the consents and approvals referred to in Section 4.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Parent, any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Parent or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause (y) above) for such violations, conflicts, breaches or defaults which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent.
4.4    Consents and Approvals. Except for (a) the filing of applications, filings and notices, as applicable, with the New York Stock Exchange, (b) the filing of applications, filings and notices, as applicable, with the Federal Reserve Board under the BHC Act and approval of such applications, filings and notices, (c) the filing of any required applications, filings and notices, as applicable, with the FDIC, and approval of such applications, filings, and notices, (d) the filing of any required applications, filings, and notices, as applicable, with any governmental agency that has authority over the mortgage production and sale business of the Company (inclusive of Fannie Mae and Freddie Mac), and approval of such applications, filings, and notices, (e) the filing of applications, filings and notices, as applicable, with the Tennessee Department of Financial Institutions in connection with the Merger and the Bank Merger and approval of such applications, filings and notices, (f) the filing of any required applications, filings or notices with any state banking authorities listed on Section 3.4 of the Company Disclosure Schedule or Section 4.4 of the Parent Disclosure Schedule and approval of such applications, filings and notices, (g) the filing with the SEC of the Joint Proxy Statement and the S-4 in which the Joint Proxy Statement will be included as a prospectus, and declaration by the SEC of the effectiveness of the S-4, (h) the filing of the Articles of Merger with the Tennessee Secretary pursuant to the TBCA, and the filing of the Bank Merger Certificates, (i) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Parent Common Stock pursuant to this Agreement and (j) the approval of the listing of such Parent Common Stock on the New York Stock Exchange, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (i) the execution and delivery by Parent or Merger Sub of this Agreement or (ii) the consummation by Parent or Merger Sub of the Merger and the other transactions contemplated hereby (including the Bank Merger). As of the date hereof, Parent is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger and Bank Merger on a timely basis.
4.5    Reports.
(a)    Parent and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2017 with any Regulatory Agency, including, without limitation, any report, registration or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent. Except as set forth on Section 4.5 of the Parent Disclosure Schedule and for normal examinations conducted by a Regulatory Agency in the ordinary course of business of Parent and its Subsidiaries, (i) no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of Parent, investigation into the business or operations of Parent or any of its Subsidiaries since January 1, 2017, (ii) there is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Parent or any of its Subsidiaries, and (iii) there has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Parent or any of its Subsidiaries since January 1, 2017, in each case of clauses (i) through (iii), which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent.
(b)    An accurate copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC since January 1, 2017 by Parent pursuant to the Securities Act or the Exchange Act (the “Parent Reports”) has been made publicly available. No such Parent Report as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. Since January 1, 2017, as of their respective dates, all Parent Reports filed under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Parent has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Parent Reports.
4.6    Financial Statements.
(a)    The financial statements of Parent and its Subsidiaries included (or incorporated by reference) in the Parent Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Parent and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Parent and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Parent and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Crowe LLP has not resigned (or informed Parent that it intends to resign) or been dismissed as independent public accountants of Parent as a result of or in connection with any disagreements with Parent on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.
(b)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent, neither Parent nor any of its Subsidiaries has any liability (whether absolute, accrued, contingent or otherwise and whether due or to become due) required by GAAP to be included on a consolidated balance sheet of Parent, except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Parent included in its Quarterly Report on Form 10-Q for the quarter year ended September 30, 2019 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2019, or in connection with this Agreement and the transactions contemplated hereby.
(c)    The records, systems, controls, data and information of Parent and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Parent or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Parent. Parent (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Parent, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Parent by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to Parent’s outside auditors and the audit committee of Parent’s Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information, and (B) to the knowledge of Parent, any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting. These disclosures were made in writing by management to Parent’s auditor and audit committee and a copy has been previously provided to the Company. To the knowledge of Parent, there is no reason to believe that Parent’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.
(d)    Since January 1, 2017, (i) neither Parent nor any of its Subsidiaries, nor, to the knowledge of Parent, any director, officer, auditor, accountant or representative of Parent or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Parent or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Parent or any of its officers, directors, employees or agents to the Board of Directors of Parent or any committee thereof or to the knowledge of Parent, to any director or officer of Parent.
4.7    Broker’s Fees. With the exception of the engagement of J.P. Morgan Securities LLC, neither Parent nor any Parent Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement. Parent has disclosed to the Company prior to the date hereof the aggregate fees provided for in connection with the engagement by Parent of J.P. Morgan Securities LLC related to the Merger and the other transactions contemplated hereby.
4.8    Absence of Certain Changes or Events.
(a)    Since September 30, 2019, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent.
(b)    Except as set forth on Section 4.8 of the Parent Disclosure Schedule and in connection with matters contemplated, required or permitted by this Agreement, since September 30, 2019 through the date of this Agreement, Parent and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.
4.9    Legal Proceedings.
(a)    Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Parent, neither Parent nor any of its Subsidiaries is a party to any, and there are no pending or, to Parent’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Parent or any of its Subsidiaries or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.
(b)    There is no injunction, order, judgment, decree, or regulatory restriction imposed upon Parent, any of its Subsidiaries or the assets of Parent or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to Parent or any of its affiliates) that would reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole.
4.10    Taxes and Tax Returns. Each of Parent and its Subsidiaries has duly and timely filed (taking into account all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct and complete in all material respects. Neither Parent nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course). All material Taxes of Parent and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Each of Parent and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party. Neither Parent nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect. The federal income Tax Returns of Parent and its Subsidiaries for all years to and including 2018 have been examined by the IRS or are Tax Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired. Neither Parent nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened (in writing) or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of Parent and its Subsidiaries or the assets of Parent and its Subsidiaries. Parent has made available to the Company true and complete copies of any private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six (6) years. Neither Parent nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Parent and its Subsidiaries). Neither Parent nor any of its Subsidiaries (a) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which is or was Parent) or (b) has any liability for the Taxes of any person (other than Parent or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise. Neither Parent nor any of its Subsidiaries has been, within the past two (2) years, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code. Neither Parent nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation section 1.6011-4(b)(1). At no time during the past five (5) years has Parent been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.
4.11    Employees and Employee Benefit Plans.
(a)    For purposes of this Agreement, “Parent Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and all stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, retention, bonus, employment, change in control, termination or severance plans, programs, agreements or arrangements that are maintained, contributed to or sponsored or maintained by, or required to be contributed to, Parent or any of its Subsidiaries for the benefit of any current or former employee, officer or director of Parent or any of its Subsidiaries, excluding, in each case, any Multiemployer Plan.
(b)    Each Parent Benefit Plan has been established, operated and administered in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code, except for such noncompliance that has not had, and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent.
(c)    None of Parent, any of its Subsidiaries or any of their respective ERISA Affiliates has, at any time during the last six (6) years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan.
(d)    All contributions required to be made to any Parent Benefit Plan by applicable law or by any plan document, and all premiums due or payable with respect to insurance policies funding any Parent Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Parent, except as, either individually or in the aggregate, would not reasonably be expected to result in any liability that would be material to Parent and its Subsidiaries taken as a whole.
(e)    There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to the knowledge of Parent, no set of circumstances exists that may reasonably be expected to give rise to a claim or lawsuit, against the Parent Benefit Plans, any fiduciaries thereof with respect to their duties to the Parent Benefit Plans or the assets of any of the trusts under any of the Parent Benefit Plans, except as, either individually or in the aggregate, would not reasonably be expected to result in any liability that would be material to Parent and its Subsidiaries take as a whole.
(f)    There are no pending or, to the knowledge of Parent, threatened material labor grievances or material unfair labor practice claims or charges against Parent or any of its Subsidiaries, or any strikes or other material labor disputes against Parent or any of its Subsidiaries. Neither Parent nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Parent or any of its Subsidiaries and, to the knowledge of Parent, there are no organizing efforts by any union or other group seeking to represent any employees of Parent and its Subsidiaries.
4.12    Compliance with Applicable Law. Parent and each of its Subsidiaries hold, and have held at all times since January 1, 2017, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each

(and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, and, to the knowledge of Parent, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. Parent and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to Parent or any of its Subsidiaries, including without limitation all laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans, except for violations or defaults that have not had, and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent. Each of its Subsidiaries that is an insured depository institution has a Community Reinvestment Act rating of “satisfactory” or better. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Parent, none of Parent, or its Subsidiaries, or to the knowledge of Parent, any director, officer, employee, agent or other person acting on behalf of Parent or any of its Subsidiaries has, directly or indirectly, (a) used any funds of Parent or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (b) made any unlawful payment to foreign domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Parent or any of its Subsidiaries, (c) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (d) established or maintained any unlawful fund of monies or other assets of Parent or any of its Subsidiaries, (e) made any fraudulent entry on the books or records of Parent or any of its Subsidiaries, or (f) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for Parent or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Parent or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department.
4.13    Certain Contracts.
(a)    Each contract, arrangement, commitment or understanding (whether written or oral) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries is bound as of the date hereof has been filed as an exhibit to the most recent Annual Report on Form 10-K filed by Parent, or a Quarterly Report on Form 10-Q or Current Report on Form 8-K subsequent thereto (each, a “Parent Contract”), and neither Parent nor any of its Subsidiaries knows of, or has received notice of, any violation of the above by any of the other parties thereto which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent.
(b)    In each case, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent, (i) each Parent Contract is valid and binding on Parent or one of its Subsidiaries, as applicable, and in full force and effect, (ii) Parent and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it to date under each Parent Contract, (iii) to Parent’s knowledge each third-party counterparty to each Parent Contract has in all material respects performed all obligations required to be performed by it to date under such Parent Contract, and (iv) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of Parent or any of its Subsidiaries under any such Parent Contract.

4.14    Agreements with Regulatory Agencies. Neither Parent nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2017, a recipient of any supervisory letter from, or since January 1, 2017, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Parent Disclosure Schedule, a “Parent Regulatory Agreement”), nor has Parent or any of its Subsidiaries been advised in writing or, to the knowledge of the Parent, otherwise since January 1, 2017, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Parent Regulatory Agreement.
4.15    Risk Management Instruments. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect, all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of Parent, any of its Subsidiaries or for the account of a customer of Parent or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of Parent or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions), and are in full force and effect. Parent and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to Parent’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.
4.16    Environmental Matters. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent, Parent and its Subsidiaries are in compliance, and have complied since January 1, 2017, with any federal, state or local law, regulation, order, decree, permit, authorization, common law or agency requirement relating to Environmental Laws. There are no legal, administrative, arbitral or other proceedings, claims or actions, or to Parent’s knowledge any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on Parent or any of its Subsidiaries of any liability or obligation arising under any Environmental Law, pending or threatened against Parent, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent. To the knowledge of Parent, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent.
4.17    Investment Securities and Commodities.
(a)    Each of Parent and its Subsidiaries has good title in all material respects to all securities and commodities owned by it (except those sold under repurchase agreements), free and clear of any Lien, except as set forth in the financial statements included in the Parent Reports or to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Parent or its Subsidiaries. Such securities and commodities are valued on the books of the Company in accordance with GAAP in all material respects.
(b)    Parent and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that Parent believes are prudent and reasonable in the context of such businesses.
4.18    Real Property. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Parent, (a) Parent or a Parent Subsidiary has good and marketable title to all the real property reflected in the latest audited balance sheet included in the Parent Reports as being owned by Parent or a Parent Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Parent Owned Properties”), free and clear of all Liens, except Permitted Encumbrances, and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such the Parent Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (collectively with the Parent Owned Properties, the “Parent Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to Parent’s knowledge, the lessor. There are no pending or, to the knowledge of Parent, threatened condemnation proceedings against the Parent Real Property.
4.19    Intellectual Property. Parent and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property necessary for the conduct of its business as currently conducted. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on the Company, (a) (i) the use of any Intellectual Property by Parent and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which Parent or any Parent Subsidiary acquired the right to use any Intellectual Property, and (ii) no person has asserted in writing to Parent that Parent or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (b) no person is challenging or, to the knowledge of Parent, infringing on or otherwise violating, any right of Parent or any of its Subsidiaries with respect to any Intellectual Property owned by Parent or its Subsidiaries, and (c) neither Parent nor any Parent Subsidiary has received any notice of any pending claim with respect to any Intellectual Property owned by Parent or any Parent Subsidiary, and Parent and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by Parent and its Subsidiaries.
4.20    Related Party Transactions. Except as set forth in Section 4.20 of the Parent Disclosure Schedule, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Parent or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of Parent or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding Parent Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of Parent) on the other hand, except those of a type available to employees of Parent or its Subsidiaries generally.
4.21    State Takeover Laws. The Board of Directors of Parent has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to such agreements and transactions any Takeover Statutes.
4.22    Reorganization. Parent has not taken any action and is not aware of the existence of any fact or circumstance that could reasonably be expected to prevent or impede the Merger and the Upstream Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
4.23    Opinion of Financial Advisor. Prior to the execution of this Agreement, the Board of Directors of Parent has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of J.P. Morgan Securities LLC to the effect that, as of the date of such opinion, and based upon and subject to the factors, assumptions, and limitations set forth therein, the Merger Consideration is fair from a financial point of view to Parent. Such opinion has not been amended or rescinded as of the date of this Agreement.
4.24    Parent Information. The information relating to Parent and its Subsidiaries to be contained in the Joint Proxy Statement and the S-4, and the information relating to Parent and its Subsidiaries that is provided by Parent or its representatives for inclusion in any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Joint Proxy Statement (except for such portions thereof that relate only to the Company or any of its Subsidiaries)

will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The S-4 (except for such portions thereof that relate only to the Company or any of its Subsidiaries) will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.
4.25    Loan Portfolio.
(a)    The allowance for loan and lease losses as reflected in the Parent Reports, and as of each quarter ended after December 31, 2018 was, in the reasonable opinion of the Parent’s management, (i) adequate to meet all reasonably anticipated loan and lease losses, net of recoveries related to loans previously charged off as of those dates, (ii) consistent with GAAP and reasonable and sound banking practices, and (iii) in conformance with recommendations and comments in reports of examination in all material respects.
(b)    Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Parent, each Loan of Parent and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of Parent and its Subsidiaries as secured Loans, has been secured by valid charges, mortgages, pledges, security interests, restrictions, claims, liens or encumbrances, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.
(c)    Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Parent, each outstanding Loan of Parent and its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of Parent and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.
(d)    There are no outstanding Loans made by Parent or any of its Subsidiaries to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of Parent or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.
(e)    Neither Parent nor any of its Subsidiaries is (i) now nor has it ever been since January 1, 2017, subject to any fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity or Regulatory Agency relating to the origination, sale or servicing of mortgage or consumer Loans, and (ii) aware of any actual or threatened claim, proceeding or investigation with respect thereto by any person.
4.26    Insurance. Except as would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on Parent, Parent and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Parent reasonably has determined to be prudent and consistent with industry practice, and Parent and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Parent and its Subsidiaries, Parent or the relevant Subsidiary thereof is the sole beneficiary of such policies, and all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.
4.27    Information Security. To the knowledge of Parent, since January 1, 2017, no third party has gained unauthorized access to any information systems or networks controlled by and material to the operation of the business of Parent and its Subsidiaries, and, to the knowledge of Parent, there are no data security or other technological vulnerabilities with respect to its information technology systems or networks, in each case that, individually or in the aggregate, would reasonably be expected to be material to Parent. Parent maintains an information privacy and security program that maintains reasonable measures designed to protect the privacy, confidentiality and security of all data or information that constitutes personal data or personal information under applicable law against any (a) loss or misuse of such data, (b) unauthorized or unlawful operations performed upon such data, or (c) other act or omission that compromises the security or confidentiality of such data.
4.28    Financing. Parent has and will have at the Effective Time cash and cash equivalents sufficient to (a) pay all cash amounts required to be paid by Parent under or in connection with this Agreement, (b) pay any and all fees and expenses of or payable by Parent with respect to the transactions contemplated by this Agreement and (c) satisfy all of the other payment obligations of Parent contemplated hereunder.
4.29    No Other Representations or Warranties.
(a)    Except for the representations and warranties made by Parent and Merger Sub in this Article IV, neither Parent nor Merger Sub nor any other person makes any express or implied representation or warranty with respect to Parent, its Subsidiaries (including Merger Sub), or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and each of Parent and Merger Sub hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Parent nor Merger Sub nor any other person makes or has made any representation or warranty to the Company or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Parent, any of its Subsidiaries (including Merger Sub) or their respective businesses, or (ii) except for the representations and warranties made by Parent and Merger Sub in this Article IV, any oral or written information presented to the Company or any of its affiliates or representatives in the course of their due diligence investigation of Parent and Merger Sub, the negotiation of this Agreement or in the course of the transactions contemplated hereby.
(b)    Parent acknowledges and agrees that neither the Company nor any other person on behalf of the Company has made or is making, and Parent has not relied upon, any express or implied representation or warranty other than those contained in Article III.
ARTICLE V
COVENANTS RELATING TO CONDUCT OF BUSINESS
5.1    Conduct of Business Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as expressly set forth in Section 5.1 or Section 5.2 of the Company Disclosure Schedule), required by law or as consented to in writing by the other party (such consent not to be unreasonably withheld), each party shall, and shall cause each of its Subsidiaries to, (a) conduct its respective businesses in the ordinary course in all material respects and use commercially reasonable efforts to maintain and preserve intact its business organization, employees and advantageous business relationships, and (b) take no action that would reasonably be expected to adversely affect or materially delay the ability to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its respective covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis. In addition, during the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, the Company shall (x) use its commercially reasonable efforts to continue to execute on its current planned reduction of its institutional loan portfolio (including its “shared national credits” (within the meaning of the Shared National Credit (SNC) Program)), (y) meet on a regular basis with Parent, as reasonably requested by Parent, to discuss its progress on the planned reduction of its institutional loan portfolio and (z) consider in good faith opportunities to accelerate the planned reduction of its institutional loan portfolio so long as such accelerated reduction would not result in material losses to the Company; provided, however, that the foregoing does not obligate the Company to continue the planned reduction of its institutional loan portfolio in the event that the Company determines in good faith that such planned reduction is no longer in the best interests of the Company and its shareholders.

5.2    Company Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in Section 5.2 of the Company Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by law, the Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Parent (such consent not to be unreasonably withheld):
(a)    other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money (other than indebtedness of the Company or any of its wholly owned Subsidiaries to the Company or any of its Subsidiaries), assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity (it being understood and agreed that incurrence of indebtedness in the ordinary course of business consistent with past practice shall include the creation of deposit liabilities, issuance of letters of credit, purchases of federal funds, borrowings from the Federal Home Loan Bank, sales of certificates of deposits, and entry into repurchase agreements);
(b)
(i)    adjust, split, combine or reclassify any capital stock;
(ii)    make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (A) dividends paid by any of the Subsidiaries of the Company to the Company or any of its wholly owned Subsidiaries, (B) regular quarterly cash dividends on shares of Company Common Stock of $0.06 per share or (C) the acceptance of shares of Company Common Stock as payment for withholding Taxes incurred in connection with the vesting or settlement of Company Equity Awards);
(iii)    grant any stock options, stock appreciation rights, performance shares, restricted stock units, restricted shares or other equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock; or
(iv)    issue, sell or otherwise permit to become outstanding any additional shares of capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or any options, warrants, or other rights of any kind to acquire any shares of capital stock, except pursuant to the settlement of Company Equity Awards in accordance with their terms;
(c)    sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets or any business to any person other than a wholly owned Subsidiary, or cancel, release or assign any indebtedness of any such person or any claims against any such person, in each case other than in the ordinary course of business consistent with past practice, including any debt collection or foreclosure transactions, or pursuant to contracts or agreements in force at the date of this Agreement and set forth on Section 5.2(c) of the Company Disclosure Schedule;
(d)    except for transactions in the ordinary course of business consistent with past practice, make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any person other than a wholly owned Subsidiary of the Company;
(e)    terminate, materially amend, or waive any material provision of, any Company Contract; make any change in any instrument or agreement governing the terms of any of its securities, or material lease or contract, other than normal renewals of contracts and leases without material adverse changes of terms with respect to the Company; or enter into any contract that would constitute a Company Contract if it were in effect on the date of this Agreement;

(f)    except as required under applicable law or the terms of any Company Benefit Plan existing as of the date hereof, (i) enter into, adopt or terminate any Company Benefit Plan or arrangement that would be a Company Benefit Plan if in effect on the date hereof, (ii) amend any Company Benefit Plan, other than amendments in the ordinary course of business consistent with past practice that do not increase the cost to the Company of maintaining such Company Benefit Plan, (iii) increase the compensation or benefits payable to any current or former employee, officer, independent contractor or director, except for annual increases in base salary or wage rates (and corresponding increases in incentive opportunities) in the ordinary course of business consistent with past practice, that do not exceed, in the aggregate for 2020, 2.8% of the aggregate cost of all employee annual base salaries and wage rates for 2019 (as adjusted for any increased employee headcount during 2019) and that do not, other than in consultation with Parent, exceed for any individual the greater of $5,000 or 5% of the individual’s compensation for 2019, (iv) accelerate the vesting of any equity-based awards or other compensation, (v) fund any rabbi trust or similar arrangement or in any other way secure the payment of compensation or benefits under any Company Benefit Plan, (vi) enter into or amend any collective bargaining agreement or similar agreement, (vii) terminate the employment or services of any employee with an annual compensation (base salary and target annual bonus opportunity) in excess of $150,000, other than for cause, or (viii) hire any employee with an annual compensation (base salary and target annual bonus opportunity) in excess of $150,000, other than as a replacement hire receiving substantially similar terms of employment;
(g)    settle any material claim, suit, action or proceeding, except involving solely monetary remedies in an amount individually and in the aggregate that is not material to the Company or the Parent or their Subsidiaries, as applicable, and that would not impose any material restriction on the business of it or its Subsidiaries or, after the consummation of the Merger, Parent and its Subsidiaries;
(h)    take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent or impede the Merger and the Upstream Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;
(i)    amend the Company Charter or Company Bylaws or comparable governing documents of its Subsidiaries;
(j)    merge or consolidate itself or any of its Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Subsidiaries;
(k)    materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported or purchase any security rated below investment grade;
(l)    take any action that is intended or expected to result in any of the conditions to the Merger set forth in Section 7.1 or 7.2 not being satisfied;
(m)    implement or adopt any material change in its accounting principles, practices or methods, other than as may be required by GAAP;
(n)    (i) enter into any new line of business or, other than in the ordinary course of business (which may include partnering with third parties in origination, flow, servicing, and other capacities) consistent with past practice, change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital applicable with respect to its loan portfolio or any segment thereof), (ii) to the extent within its reasonable control and other than commitments existing as of the date hereof, increase the balance of healthcare lending as a percentage of its aggregate loan portfolio (inclusive of loans held for sale), (iii) make application for the opening or relocation of, or open or relocate, any branch office, loan production office or other significant office or operations facility or (iv) make or acquire, renew or extend any Loans except for Loans made acquired, renewed or extended in the ordinary course of business consistent with past practice and that are not in excess of (A) $5,000,000, in the case of new Loans, (B) $10,000,000, in the case of extensions, modifications or renewals of Loans outstanding as of the date hereof, or (C) $1,000,000 in the case of any Loan classified by the Company as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, in each case, except pursuant to existing commitments entered into prior to the date hereof, and the Company shall consult with Parent in respect of Loans in excess of $2,500,000; provided that Parent shall be required to respond to any request for a consent to make such loan or extension of credit in writing within four (4) business days after the loan package is delivered to Parent;
(o)    make any material changes in its policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service, Loans or (ii) its hedging practices and policies, in each case except as may be required by such policies and practices;
(p)    make, or commit to make, any capital expenditures in excess of $250,000 individually or $1,000,000 in the aggregate;
(q)    other than in the ordinary course of business, make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any amended material Tax Return, enter into any closing agreement with respect to Taxes, or settle any material Tax claim, audit, assessment or dispute or surrender any material right to claim a refund of Taxes; or
(r)    agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by this Section 5.2.
5.3    Parent Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in Section 5.3 of the Parent Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by law, Parent shall not, and shall not permit any of its Subsidiaries (to the extent applicable below) to, without the prior written consent of Company (such consent not to be unreasonably withheld):
(a)    amend the Parent Charter or the Parent Bylaws in a manner that would adversely affect the economic benefits of the Merger to the holders of Company Common Stock or adversely affect the holders of Company Common Stock relative to the other holders of Parent Common Stock;
(b)    (i) adjust, split, combine or reclassify any capital stock of Parent, or (ii) make, declare or pay any extraordinary dividend, or make any other extraordinary distribution on, any shares of Parent Common Stock;
(c)    incur any indebtedness for borrowed money (other than indebtedness of Parent or any of its wholly owned Subsidiaries to Parent or any of its Subsidiaries) that would reasonably be expected to prevent Parent or its Subsidiaries from assuming the Company’s outstanding indebtedness;
(d)    (i) enter into agreements with respect to, or consummate, any mergers or business combinations, or any acquisition of any other person or business that would reasonably be expected to prevent, impede or materially delay the consummation of the Merger, or (ii) adopt or publicly propose a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, in each case, of Parent;
(e)    take any action that is intended or expected to result in any of the conditions to the Merger set forth in Section 7.1 or 7.3 not being satisfied
(f)    take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent or impede the Merger and the Upstream Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

(g)    agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by this Section 5.3.
ARTICLE VI
ADDITIONAL AGREEMENTS
6.1    Regulatory Matters.
(a)    Parent and the Company shall promptly prepare and file with the SEC the Joint Proxy Statement and Parent shall promptly prepare and file with the SEC the S-4, in which the Joint Proxy Statement will be included as a prospectus. Each of Parent and the Company shall use its reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing and to keep the S-4 effective for so long as necessary to consummate the transactions contemplated by this Agreement, and Parent and the Company shall thereafter as promptly as practicable mail or deliver the Joint Proxy Statement to their respective shareholders. Parent shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and the Company shall furnish all information concerning the Company and the holders of Company Common Stock as may be reasonably requested in connection with any such action.
(b)    The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file, or cause to be prepared and filed, all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Regulatory Agencies and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger and the Bank Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Regulatory Agencies and Governmental Entities. Without limiting the generality of the foregoing, as soon as practicable and in no event later than thirty (30) business days after the date of this Agreement, Parent and the Company shall, and shall cause their respective Subsidiaries to, each prepare and file any applications, notices and filings required to be filed with any bank regulatory agency in order to obtain the Requisite Regulatory Approvals. Parent and the Company shall each use, and shall each cause their applicable Subsidiaries to use, reasonable best efforts to obtain each such Requisite Regulatory Approval as promptly as reasonably practicable. Parent and the Company shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to the Company or Parent, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby. Each party shall consult with the other in advance of any meeting or conference with any Governmental Entity in connection with the transactions contemplated by this Agreement and to the extent permitted by such Governmental Entity, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences.
(c)    In furtherance and not in limitation of the foregoing, each of Parent and the Company shall use its reasonable best efforts to avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the Closing. Notwithstanding the foregoing, nothing contained in this Agreement shall be deemed to require Parent or the Company to take any action, or commit to take any action, or agree to any condition or restriction that would reasonably be expected to have a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole, after giving effect to the Merger (a “Materially Burdensome Regulatory Condition”).

(d)    Parent and the Company shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement.
(e)    To the extent permitted by applicable law, Parent and the Company shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval will be materially delayed. As used in this Agreement, the “Requisite Regulatory Approvals” shall mean all regulatory authorizations, consents, orders or approvals from (i) the Federal Reserve Board, the FDIC and the Tennessee Department of Financial Institutions and (ii) any other approvals set forth in Sections 3.4 and 4.4 that are necessary to consummate the transactions contemplated by this Agreement, including the Merger and the Bank Merger, or those other authorizations, consents, orders or approvals the failure of which to be obtained would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent.
6.2    Access to Information.
(a)    Upon reasonable notice and subject to applicable laws, each of Parent and the Company, for the purposes of verifying the representations and warranties of the other and preparing for the Merger and the other matters contemplated by this Agreement, shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors and other representatives of the other party, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, personnel, information technology systems, and records, and each shall cooperate with the other party in preparing to execute after the Effective Time conversion or consolidation of systems and business operations generally, and, during such period, each of Parent and the Company shall, and shall cause its respective Subsidiaries to, make available to the other party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws (other than reports or documents that Parent or the Company, as the case may be, is not permitted to disclose under applicable law), and (ii) all other information concerning its business, properties and personnel as such party may reasonably request. Neither Parent nor the Company nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of Parent’s or the Company’s, as the case may be, customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.
(b)    Each of Parent and the Company shall hold all information furnished by or on behalf of the other party or any of such party’s Subsidiaries or representatives pursuant to Section 6.2(a) in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreement, dated October 24, 2019, between Parent and the Company (the “Confidentiality Agreement”).
(c)    No investigation by either of the parties or their respective representatives shall affect or be deemed to modify or waive the representations and warranties of the other set forth herein. Nothing contained in this Agreement shall give either party, directly or indirectly, the right to control or direct the operations of the other party prior to the Effective Time. Prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.3    Approvals of Parent and Company Shareholders.  Each of Parent and the Company shall call, give notice of, convene and hold a meeting of its shareholders (the “Parent Meeting” and the “Company Meeting,” respectively) as soon as reasonably practicable after the S-4 is declared effective for the purpose of obtaining the Requisite Company Vote and the Requisite Parent Vote required in connection with this Agreement and the Merger and, if so desired and mutually agreed, upon other matters of the type customarily brought before an annual or special meeting of shareholders to approve a merger agreement or the issuance of shares in connection therewith (as applicable). The Board of Directors of each of Parent and the Company shall use its reasonable best efforts to obtain from the shareholders of Parent and the shareholders of the Company, as the case may be, the Requisite Parent Vote, in the case of Parent, and the Requisite Company Vote, in the case of the Company, including by communicating to its respective shareholders its recommendation (and including such recommendation in the Joint Proxy Statement) that they approve the Parent Stock issuance or this Agreement and the transactions contemplated hereby (as applicable). However, subject to Sections 8.1 and 8.2, if the Board of Directors of the Company or Parent, after receiving the advice of its outside counsel, and, with respect to financial matters, its financial advisors, determines in good faith that it would be more likely than not to result in a violation of its fiduciary duties under applicable law to continue to recommend this Agreement, then in submitting this Agreement, the Board of Directors of the Company or Parent, as the case may be, may (but shall not be required to) submit this Agreement to its shareholders without recommendation (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which event the Board of Directors of the Company or Parent, as the case may be, may communicate the basis for its lack of a recommendation to its shareholders in the Joint Proxy Statement or an appropriate amendment or supplement thereto to the extent required by law; provided that the Board of Directors of the Company or Parent, as the case may be, may not take any of the actions under this sentence unless (i) it gives the other party at least three (3) business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken in response to an Acquisition Proposal, the latest material terms and conditions of, and the identity of the third party making, any such Acquisition Proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances) and (ii) at the end of such notice period, the Board of Directors of the Company or Parent, as the case may be, takes into account any amendment or modification to this Agreement proposed by the other party and after receiving the advice of its outside counsel, and, with respect to financial matters, its financial advisor, determines in good faith that it would nevertheless be more likely than not to result in a violation of its fiduciary duties under applicable law to continue to recommend this Agreement. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.3 and will require a new notice period as referred to in this Section 6.3. Parent or the Company shall adjourn or postpone the Parent Meeting or the Company Meeting, as the case may be, if, as of the time for which such meeting is originally scheduled there are insufficient shares of Parent Common Stock or the Company Common Stock, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting the Company or Parent, as applicable, has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Company Vote or the Requisite Parent Vote. Notwithstanding anything to the contrary herein, unless this Agreement has been terminated in accordance with its terms, each of the Parent Meeting and Company Meeting shall be convened and the Parent Stock Issuance shall be submitted to the shareholders of Parent and this Agreement shall be submitted to the shareholders of the Company at the Parent Meeting and the Company Meeting, respectively, for the purpose of voting on the approval of such proposals and the other matters contemplated hereby, and nothing contained herein shall be deemed to relieve either Parent or the Company of such obligation. Parent and the Company shall use their reasonable best efforts to cooperate to hold the Company Meeting and the Parent Meeting on the same day and at the same time as soon as reasonably practicable after the date of this Agreement, and to set the same record date for each such meeting.
6.4    Legal Conditions to Merger.  Subject in all respects to Section 6.1 of this Agreement, each of Parent and the Company shall, and shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal and regulatory requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and the Bank Merger and, subject to the conditions set forth in Article VII, to consummate the transactions contemplated by this Agreement, and (b) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by the Company or Parent or any of their respective Subsidiaries in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement.
6.5    Stock Exchange Listing.  Parent shall cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the New York Stock Exchange, subject to official notice of issuance, prior to the Effective Time.
6.6    Employee Matters.
(a)    During the period commencing at the Effective Time and ending on the first anniversary of the Closing Date, Parent shall provide each employee of the Company and its Subsidiaries who continues to be employed by Parent or its Subsidiaries immediately following the Effective Time (collectively, the “Continuing Employees”) with (i) a base salary or base wage rate, as applicable, that is no less favorable than the base salary or base wage rate, as applicable, provided by the Company or any such Subsidiary to such Continuing Employee immediately prior to the Effective Time, (ii) annual or short-term cash incentive compensation target opportunities that, in each case, are no less favorable than the annual or short-term cash incentive compensation target opportunities provided by Parent to similarly situated employees of Parent and its Subsidiaries, and (iii) other compensation and employee benefits that are substantially comparable in the aggregate to the other compensation and employee benefits provided to similarly situated employees of Parent and its Subsidiaries; provided, however, that notwithstanding the foregoing clauses (ii) and (iii), until such time as the Continuing Employees commence participating in the Parent plans and programs, the foregoing obligations shall be deemed satisfied by the Continuing Employees’ continued participation in the Company Benefits Plans, it being understood that participation in the Parent plans and programs may commence at different times. Without limiting the immediately preceding sentence and unless otherwise addressed in an employment agreement entered into with Parent or Parent Bank or an existing employment, change in control or severance agreement with Company or Company Bank, Parent shall, or shall cause one of its Subsidiaries to, provide to each Continuing Employee whose employment terminates during the 12-month period following the Closing Date with the severance benefits set forth in Section 6.6(a) of the Parent Disclosure Schedule in each case, determined (A) without taking into account any reduction after the Closing in compensation paid to such Continuing Employee and (B) taking into account each Continuing Employee’s service with the Company and its Subsidiaries (and any predecessor entities) and, after the Closing, Purchaser and its Subsidiaries.
(b)    With respect to any employee benefit plans of Parent or its Subsidiaries in which any Continuing Employees become eligible to participate on or after the Effective Time (the “New Plans”), Parent shall use commercially reasonable efforts to: (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents under any New Plans, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous the Company Benefit Plan, (ii) provide each such employee and their eligible dependents with credit for any eligible expenses incurred by such employee or dependent prior to the Effective Time under a Company Benefit Plan (to the same extent that such credit was given under the analogous Company Benefit Plan prior to the Effective Time) in satisfying any applicable deductible, co-payment or out-of-pocket requirements under any New Plans that provide health care benefits, and (iii) recognize all service of such employees with the Company and its Subsidiaries for all purposes in any New Plan to the same extent that such service was taken into account under the analogous Company Benefit Plan prior to the Effective Time; provided that the foregoing service recognition shall not apply (A) to the extent it would result in duplication of benefits for the same period of services, (B) for purposes of any defined benefit pension plan, or (C) for purposes of any benefit plan that is a frozen plan or provides grandfathered benefits.
(c)    Parent shall, or shall cause one of its Subsidiaries to, assume and honor all Company Benefit Plans in accordance with their terms. Parent hereby acknowledges that a “change in control” (or similar phrase) within the meaning of the Company Benefit Plans will occur at the Effective Time.
(d)    If requested by Parent in writing at least twenty (20) business days prior to the Effective Time, the Company shall cause any 401(k) plan sponsored or maintained by the Company or any of its Subsidiaries

(the “Company 401(k) Plan”) to be terminated effective as of the day immediately prior to the Effective Time and contingent upon the occurrence of the Closing. In the event that Parent requests that any Company 401(k) Plan be terminated, the Continuing Employees shall be eligible to participate, effective as of the Effective Time, in a 401(k) plan sponsored or maintained by Parent or one of its Subsidiaries (a “Parent 401(k) Plan”). The Company and Parent shall take any and all actions as may be required to permit the Continuing Employees who are then actively employed to make rollover contributions to the Parent 401(k) Plan of “eligible rollover distributions” (with the meaning of Section 401(a)(31) of the Code) in the form of cash, notes (in the case of loans) or a combination thereof.  The Company shall provide Parent with evidence that the Company 401(k) Plan has been terminated or amended, as applicable, in accordance with this Section 6.6(d); provided, that prior to amending or terminating the Company 401(k) Plan, the Company shall provide the form and substance of any applicable resolutions or amendments to Parent for review and approval (which approval shall not be unreasonably withheld, conditioned or delayed).
(e)    On and after the date hereof, any broad-based employee notices or communication materials (including any website posting) with respect to employment, compensation or benefits matters addressed in this Agreement or related, directly or indirectly, to the transactions contemplated by this Agreement shall be subject to the prior prompt review and comment of the other party, and the party seeking to distribute any such notice or communication shall consider in good faith revising such notice or communication to reflect any comments or advice that the other party timely provides.
(f)    Nothing in this Agreement shall confer upon any employee, director or consultant of the Company or any of its Subsidiaries or affiliates any right to continue in the employ or service of Parent, the Company, or any Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Company, Parent or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee, director or consultant of the Company or any of its Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any Company Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of Parent or any of its Subsidiaries or affiliates to amend, modify or terminate any particular Company Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Without limiting the generality of Section 9.11, nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including, without limitation, any current or former employee, director or consultant of the Company or any of its Subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
6.7    Indemnification; Directors’ and Officers’ Insurance.
(a)    From and after the Effective Time, Parent shall indemnify and hold harmless, to the fullest extent permitted by applicable law, each present and former director and officer of the Company and its Subsidiaries (in each case, when acting in such capacity) (collectively, the “Company Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising in whole or in part out of, or pertaining to, the fact that such person is or was a director or officer of the Company or any of its Subsidiaries or is or was serving at the request of the Company or any of its Subsidiaries as a director or officer of another person and pertaining to matters, acts or omissions existing or occurring at or prior to the Effective Time, including matters, acts or omissions occurring in connection with the approval of this Agreement and the transactions contemplated by this Agreement; and Parent shall also advance expenses as incurred by such Company Indemnified Party to the fullest extent permitted by applicable law; provided that the Company Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Company Indemnified Party is not entitled to indemnification. Parent shall reasonably cooperate with the Company Indemnified Party, and the Company Indemnified Party shall reasonably cooperate with Parent, in the defense of any such claim, action, suit, proceeding or investigation.

(b)    For a period of six (6) years after the Effective Time, Parent shall maintain in effect the current policies of directors’ and officers’ liability insurance maintained by the Company (provided that Parent may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the insured) with respect to claims against the present and former officers and directors of the Company or any of its Subsidiaries arising from facts or events which occurred at or before the Effective Time (including the transactions contemplated by this Agreement); provided that Parent shall not be obligated to expend, on an annual basis, an amount in excess of 300% of the current annual premium paid as of the date hereof by the Company for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then Parent shall cause to be maintained policies of insurance which, in Parent’s good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap. In lieu of the foregoing, Parent may (and with the prior consent of Parent, the Company may use its reasonable best efforts to) obtain at or prior to the Effective Time a six-year “tail” policy under the Company’s existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap. If Parent or the Company purchases such a “tail policy,” Parent shall maintain such “tail policy” in full force and effect and continue to honor its obligations thereunder.
(c)    The obligations of Parent and the Company under this Section 6.7 shall not be terminated or modified after the Effective Time in a manner so as to adversely affect any Company Indemnified Party or any other person entitled to the benefit of this Section 6.7 without the prior written consent of the affected Company Indemnified Party or affected person.
(d)    The provisions of this Section 6.7 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Company Indemnified Party and his or her heirs and representatives. If Parent or any of its successors or assigns will consolidate with or merge into any other entity and not be the continuing or surviving entity of such consolidation or merger, transfer all or substantially all of its assets or deposits to any other entity or engage in any similar transaction, then in each case to the extent the obligations set forth in this Section 6.7 are not otherwise transferred and assumed by such successors and assigns by operation of law or otherwise, Parent will cause proper provision to be made so that the successors and assigns of Parent will expressly assume the obligations set forth in this Section 6.7.
6.8    Additional Agreements.  In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including any merger between a Subsidiary of Parent, on the one hand, and a Subsidiary of the Company, on the other) or to vest Parent or the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by Parent.
6.9    Dividends.  After the date of this Agreement, each of Parent and the Company shall coordinate with the other the declaration of any dividends in respect of Parent Common Stock and Company Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of Company Common Stock shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their shares of Company Common Stock and any shares of Parent Common Stock any such holder receives in exchange therefor in the Merger.
6.10    Advice of Changes.  Parent and the Company (in such capacity, the “Notifying Party”) shall each promptly advise the other party of any change or event (i) that has had or is reasonably likely to have a Material Adverse Effect on the Notifying Party or (ii) which the Notifying Party believes would or would be reasonably likely to cause or constitute a material breach of any of the Notifying Party’s representations, warranties or covenants contained herein that reasonably could be expected to give rise, either individually or in the aggregate, to the failure of a condition set forth in, if Parent is the Notifying Party, Section 7.1 or 7.3, or if the Company is the Notifying Party, Section 7.1 or 7.2; provided that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.10 or the failure of any condition set forth in Section 7.2 or 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 7.2 or 7.3 to be satisfied.
6.11    Corporate Governance.
(a)    On or prior to the Effective Time, the Board of Directors of Parent shall cause the number of directors that will comprise the full board of directors of Parent at the Effective Time to be increased by three and to appoint three then current directors of the Company to be selected by Parent in consultation with the Company to fill the vacancies resulting from such increase (the “Company Designees”). On or prior to the Effective Time, the Board of Directors of Parent shall also cause at least one Company Designee to be appointed to each of the Audit, Compensation and Nominating and Corporate Governance Committees of the Board of Directors of Parent.
(b)    On or prior to the Effective Time, Parent (as the sole shareholder of Parent Bank) shall cause the number of directors that will comprise the full Board of Directors of Parent Bank at the Effective Time to be increased by three, constituted in the same manner and with the same individuals as the Board of Directors of Parent.
(c)    As soon as reasonably practicable after the Effective Time, Parent shall establish the centralized operations center and mortgage headquarters of the combined company at the Company’s current headquarters in Franklin, Tennessee.
6.12    Acquisition Proposals.
(a)    The Company agrees that it will not, and will cause its Subsidiaries and use its reasonable best efforts to cause its and their officers, directors, agents, advisors and representatives (collectively, “Representatives”) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to any Acquisition Proposal, (ii) engage or participate in any negotiations with any person concerning any Acquisition Proposal, or (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to any Acquisition Proposal, except to notify a person that has made or, to the knowledge of the Company, is making any inquiries with respect to, or is considering making, an Acquisition Proposal, of the existence of the provisions of this Section 6.12(a); provided that, prior to the approval of this Agreement by the shareholders of the Company by the Requisite Company Vote, in the event the Company receives an Acquisition Proposal that was not the result of a willful or material breach of this Section 6.12, it may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, furnish or cause to be furnished nonpublic information or data and participate in such negotiations or discussions if its Board of Directors concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisor) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law; provided, further, that, prior to providing any nonpublic information permitted to be provided pursuant to the foregoing proviso, the Company shall have entered into a confidentiality agreement with such third party on terms no less favorable to it than the Confidentiality Agreement (an “Acceptable Confidentiality Agreement”), which confidentiality agreement shall not provide such person with any exclusive right to negotiate with the Company. The Company will, and will use its reasonable best efforts to cause its Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any person other than Parent with respect to any Acquisition Proposal. The Company will promptly (within twenty-four (24) hours) advise Parent following receipt of any Acquisition Proposal or any inquiry which could reasonably be expected to lead to an Acquisition Proposal (including the material terms and conditions of, and the identity of the person making, such inquiry or Acquisition Proposal), and will keep Parent reasonably apprised of any related developments, discussions and negotiations, including any amendments to or revisions of the material terms of such inquiry or Acquisition Proposal. The Company shall (A) withdraw and terminate access that was granted to any person (other than the parties to this Agreement and their respective affiliates and Representatives) to any “data room” (virtual or physical) that was established in connection with a transaction involving the Company and (B) use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its Subsidiaries is a party in accordance with the terms thereof.
(b)    The Company shall not, and none of the Board of Directors of the Company or any committee thereof shall cause or permit the Company to, enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (other than an Acceptable Confidentiality Agreement) relating to any Acquisition Proposal made to the Company.
(c)    As used in this Agreement, “Acquisition Proposal” shall mean, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 20% or more of the consolidated assets of the Company and its Subsidiaries or 20% or more of any class of equity or voting securities of the Company or its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 20% or more of any class of equity or voting securities of the Company or its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company.
(d)    Nothing contained in this Agreement shall prevent the Company or its Board of Directors from complying with Rules 14d-9 and 14e-2 under the Exchange Act or Item 1012(a) of Regulation M-A with respect to an Acquisition Proposal or from making any legally required disclosure to the Company’s shareholders; provided that such Rules will in no way eliminate or modify the effect that any action pursuant to such Rules would otherwise have under this Agreement.
6.13    Public Announcements.  Neither the Company nor Parent shall, and neither the Company nor Parent shall permit any of their respective Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement, or, except as otherwise specifically provided in this Agreement, any disclosure of nonpublic information to a third party, concerning, the transactions contemplated by this Agreement without the prior consent (which shall not be unreasonably withheld or delayed) of Parent, in the case of a proposed announcement, statement or disclosure by the Company, or the Company, in the case of a proposed announcement, statement or disclosure by Parent; provided that either Parent or the Company may, without the prior consent of the other party (but after prior consultation with the other party to the extent practicable under the circumstances) issue or cause the publication of any press release or other public announcement to the extent required by applicable law or by the rules and regulations of the New York Stock Exchange.
6.14    Change of Method.  Parent shall be empowered, at any time prior to the Effective Time, to change the method or structure of effecting the combination of the Company and Parent (including the provisions of Article I), if and to the extent it deems such change to be necessary, appropriate or desirable; provided that no such change shall (a) alter or change the Exchange Ratio or the Per Share Cash Consideration, (b) adversely affect the Tax treatment of the Company’s shareholders or Parent’s shareholders pursuant to this Agreement, (c) adversely affect the Tax treatment of the Company or Parent pursuant to this Agreement or (d) materially impede or delay the consummation of the transactions contemplated by this Agreement in a timely manner. The parties agree to reflect any such change in an appropriate amendment to this Agreement executed by both parties in accordance with Section 9.2.
6.15    Restructuring Efforts.  If either the Company or Parent shall have failed to obtain the Requisite Company Vote or the Requisite Parent Vote at the duly convened Company Meeting or Parent Meeting, as applicable, or any adjournment or postponement thereof, each of the parties shall in good faith use its reasonable best efforts to negotiate a restructuring of the transaction contemplated by this Agreement (it being understood that neither party shall have any obligation to alter or change any material terms, including the Merger Consideration, the amount or kind of the consideration to be issued to holders of the capital stock of the Company as provided for in this Agreement, in a manner adverse to such party or its shareholders and/or resubmit this Agreement and/or the transactions contemplated hereby (or as restructured pursuant to this Section 6.15) to its respective shareholders for approval).
6.16    Takeover Statutes.  None of the Company, Parent or their respective Boards of Directors shall take any action that would cause any Takeover Statute to become applicable to this Agreement, the Merger, or any of the other transactions contemplated hereby, and each shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated hereby from any applicable Takeover Statute now or hereafter in effect. If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated hereby, each party and the members of their respective Boards of Directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and thereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Statute.
6.17    Exemption from Liability under Section 16(b).  The Company and Parent agree that, in order to most effectively compensate and retain those officers and directors of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act (the “Company Insiders”), both prior to and after the Effective Time, it is desirable that Company Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of Company Common Stock and Company Equity Awards in the Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 6.17. The Board of Directors of Parent and of the Company, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall prior to the Effective Time take all such steps as may be required to cause (in the case of the Company) any dispositions of Company Common Stock or Company Equity Awards by the Company Insiders, and (in the case of Parent) any acquisitions of Parent Common Stock by any Company Insiders who, immediately following the Merger, will be officers or directors of Parent subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable law.
6.18    Litigation and Claims.  Each of Parent and the Company shall promptly notify the other party in writing of any action, arbitration, audit, hearing, investigation, litigation, suit, subpoena or summons issued, commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity or arbitrator pending or, to the knowledge of Parent or the Company, as applicable, threatened against Parent, the Company or any of their respective Subsidiaries that (a) questions or would reasonably be expected to question the validity of this Agreement or the other agreements contemplated hereby or thereby or any actions taken or to be taken by Parent, the Company, or their respective Subsidiaries with respect hereto or thereto, or (b) seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby. The Company shall give Parent the opportunity to participate at its own expense in the defense or settlement of any shareholder litigation against the Company and/or its directors or affiliates relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed without Parent’s prior written consent (such consent not to be unreasonably withheld).
6.19    Assumption of Company Debt.  Parent agrees to execute and deliver, or cause to be executed and delivered, by or on behalf of Parent or Parent Bank (as the case may be), at or prior to the Effective Time, one or more supplemental indentures, guarantees, and other instruments required for the due assumption of the Company’s obligations in respect of its outstanding debt, guarantees, securities, and other agreements to the extent required by the terms of such debt, guarantees, securities, and other agreements.
6.20    Data Conversion.  From and after the date hereof, the parties shall use their commercially reasonable efforts to facilitate the integration of the Company with the business of Parent following consummation of the transactions contemplated hereby, and shall meet on a regular basis to discuss and plan for the conversion of the data processing and related electronic information technology system (the “Data Conversion”) to those used by Parent. The parties agree to use all commercially reasonable efforts to promptly commence preparations for implementation of the Data Conversion, with the goal of effecting the Data Conversion after the Effective Time and at such later time as mutually agreed upon by the parties. The parties agree to cooperate in preparing for the Data Conversion, including by providing reasonable access to data, information systems, and personnel having expertise with their and their respective Subsidiaries’ information and data systems; provided, however, that neither party shall be required to terminate any third-party service provider arrangements prior to the Effective Time. Parent shall promptly reimburse the Company on request for reasonable out-of-pocket fees, expenses or charges that the Company may incur as a result of taking, at the request of Parent, any action prior to the Effective Time to facilitate the Data Conversion.
ARTICLE VII
CONDITIONS PRECEDENT
7.1    Conditions to Each Party’s Obligation To Effect the Merger.  The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:
(a)    Shareholder Approvals.  The Parent Stock Issuance and this Agreement shall have been approved by the shareholders of Parent by the Requisite Parent Vote and by the shareholders of the Company by the Requisite Company Vote, respectively.
(b)    Stock Exchange Listing.  The shares of Parent Common Stock that shall be issuable pursuant to this Agreement shall have been authorized for listing on the New York Stock Exchange, subject to official notice of issuance.
(c)    Regulatory Approvals.  All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired, and no such Requisite Regulatory Approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition.
(d)    S-4.  The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.
(e)    No Injunctions or Restraints; Illegality.  No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Merger or the other transactions contemplated hereby.
7.2    Conditions to Obligations of Parent and Merger Sub.  The obligation of Parent and Merger Sub to effect the Merger is also subject to the satisfaction, or waiver by Parent, at or prior to the Effective Time, of the following conditions:
(a)    Representations and Warranties.  The representations and warranties of the Company set forth in Sections 3.2(a), and 3.8(a) shall be true and correct (other than, in the case of Section 3.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, and the representations and warranties of the Company set forth in Sections 3.1(a), 3.1(b) (with respect to Significant Subsidiaries only), 3.2(b), 3.2(c) (with respect to Significant Subsidiaries only) and 3.3(a) shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. All other representations and warranties of the Company set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect on the Company set forth in such representations or warranties) shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on the Company. Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to the foregoing effect. As used in this Agreement, “Significant Subsidiaries” shall have the meaning as ascribed to it in Rule 1-02 of Regulation S-X promulgated under the Exchange Act.
(b)    Performance of Obligations of the Company.  The Company shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to such effect.
(c)    Federal Tax Opinion.  Parent shall have received a written opinion of Wachtell, Lipton, Rosen & Katz, in form and substance reasonably satisfactory to Parent, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger and the Upstream Merger, taken together, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Parent, Merger Sub and the Company, reasonably satisfactory in form and substance to such counsel.
7.3    Conditions to Obligations of the Company.  The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:
(a)    Representations and Warranties.  The representations and warranties of Parent set forth in Sections 4.2(a) and 4.8(a) shall be true and correct (other than, in the case of Section 4.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, and the representations and warranties of Parent set forth in Sections 4.1(a), 4.1(b) (with respect to Significant Subsidiaries only), 4.2(b), 4.2(c) (with respect to Significant Subsidiaries only) and 4.3(a) shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. All other representations and warranties of Parent set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect on Parent set forth in such representations or warranties) shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, provided that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect on Parent set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on Parent. The Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent to the foregoing effect.
(b)    Performance of Obligations of Parent.  Parent shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent to such effect.
(c)    Federal Tax Opinion.  The Company shall have received a written opinion of Alston & Bird LLP, in form and substance reasonably satisfactory to the Company, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger and the Upstream Merger, taken together, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Parent, Merger Sub and the Company, reasonably satisfactory in form and substance to such counsel.
ARTICLE VIII
TERMINATION AND AMENDMENT
8.1    Termination  This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the Parent Stock Issuance or this Agreement by the shareholders of Parent or the shareholders of the Company (as applicable):
(a)    by mutual consent of Parent and the Company in a written instrument, if the Board of Directors of each so determines by a vote of a majority of the members of its entire Board;
(b)    by either Parent or the Company if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger or the Bank Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final nonappealable law or order permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger or the Bank Merger, unless the failure to obtain a Requisite Regulatory Approval shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;
(c)    by either Parent or the Company if the Merger shall not have been consummated on or before January 21, 2021 (the “Termination Date”), unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;
(d)    by either Parent or the Company (i) if the Requisite Company Vote shall not have been obtained at the Company Meeting duly convened therefor or at any adjournment or postponement thereof, or (ii) if the Requisite Parent Vote shall not have been obtained at the Parent Meeting duly convened therefor or at any adjournment or postponement thereof; provided, that no party may terminate this Agreement pursuant to this Section 8.1(d) if such party has breached in any material respect any of its obligations under this Agreement, in each case in a manner that caused the failure to obtain the Requisite Company Vote at the Company Meeting, or at any adjournment or postponement thereof, or the Requisite Parent Vote at the Parent Meeting, or at any adjournment or postponement thereof, as applicable;
(e)    by either Parent or the Company (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of the Company, in the case of a termination by Parent, or Parent, in the case of a termination by the Company, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2, in the case of a termination by Parent, or 7.3, in the case of a termination by the Company, and which is not cured within forty-five (45) days following written notice to the Company, in the case of a termination by Parent, or Parent, in the case of a termination by the Company, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date);
(f)    by Parent prior to such time as the Requisite Company Vote is obtained, if (i) the Board of Directors of the Company shall have (A) failed to recommend in the Joint Proxy Statement that the shareholders of the Company approve this Agreement, or withdrawn, modified or qualified such recommendation in a manner adverse to Parent, or publicly disclosed that it intends to do so, or failed to recommend against acceptance of a tender offer or exchange offer constituting an Acquisition Proposal that has been publicly disclosed within ten (10) business days after the commencement of such tender or exchange offer, in any such case whether or not permitted by the terms hereof or (B) recommended or endorsed an Acquisition Proposal or publicly disclosed its intention to do so, or failed to issue a press release announcing its unqualified opposition to such Acquisition Proposal within ten (10) business days after an Acquisition Proposal is publicly announced, or (ii) the Company or its Board of Directors has breached its obligations under Section 6.3 or 6.12 in any material respect; or
(g)    by the Company prior to such time as the Requisite Parent Vote is obtained, if (i) the Board of Directors of Parent shall have failed to recommend in the Joint Proxy Statement that the shareholders of Parent approve the issuance of shares of Parent Common Stock in connection with the Merger as contemplated by this Agreement, or withdrawn, modified or qualified such recommendation in a manner adverse to the Company, or publicly disclosed that it intends to do so or (ii) the Parent or its Board of Directors has breached its obligations under Section 6.3 in any material respect.
8.2    Effect of Termination
(a)    In the event of termination of this Agreement by either Parent or the Company as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Parent, the Company, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that:
(i)    Sections 6.2(b) and this Section 8.2 and Article IX shall survive any termination of this Agreement, and
(ii)    notwithstanding anything to the contrary contained in this Agreement, neither Parent nor the Company shall be relieved or released from any liabilities or damages arising out of its willful and material breach of any provision of this Agreement occurring prior to termination (which, in the case of the Company, shall include the loss to the holders of Company Common Stock and Company Equity Awards of the economic benefits of the Merger, including the loss of the premium offered to the holders of Company Common Stock and Company Equity Awards, it being understood that the Company shall be entitled to pursue damages for such losses and to enforce the right to recover such losses on behalf of its shareholders and the holders of Company Equity Awards in its sole and absolute discretion, and any amounts received by the Company in connection therewith may be retained by the Company).
(b)
(i)    In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been made known to senior management or the board of directors of the Company or has been made directly to its shareholders generally or any person shall have publicly announced (and, in each case, not unconditionally withdrawn) an Acquisition Proposal with respect to the Company and (A) thereafter this Agreement is terminated by either Parent or the Company pursuant to Section 8.1(c) without the Requisite Company Vote having been obtained (and all other conditions set forth in Sections 7.1 and 7.3 had been satisfied or were capable of being satisfied at a time prior to such termination), (B) thereafter this Agreement is terminated by either Parent or the Company pursuant to Section 8.1(d)(i), or (C) thereafter this Agreement is terminated by Parent pursuant to Section 8.1(e) as a result of a willful breach, and (D) prior to the date that is twelve (12) months after the date of such termination, the Company enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then the Company shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Parent, by wire transfer of same day funds, a fee equal to $21,400,000 (the “Termination Fee”); provided that for purposes of this Section 8.2(b), all references in the definition of Acquisition Proposal to “20%” shall instead refer to “50%”.

(ii)    In the event that this Agreement is terminated by Parent pursuant to Section 8.1(f), then the Company shall pay Parent, by wire transfer of same day funds, the Termination Fee no later than two (2) business days after such termination.
(c)    In the event that this Agreement is terminated by the Company pursuant to Section 8.1(g), then Parent shall pay the Company, by wire transfer of same day funds, the Termination Fee no later than two (2) business days after such termination.
(d)    Notwithstanding anything to the contrary herein, but without limiting the right of any party to recover liabilities or damages arising out of the other party’s fraud or willful and material breach of any provision of this Agreement, in the event that this Agreement is terminated as provided in Section 8.1 under circumstances where the Termination Fee is payable and paid in full, the maximum aggregate amount of monetary fees, liabilities or damages payable by a single party under this Agreement shall be equal to the Termination Fee (together with any amounts specified in Section 8.2(e)), as applicable, and no party shall be required to pay the Termination Fee on more than one occasion.
(e)    Each of Parent and the Company acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if Parent or the Company fails promptly to pay the amount due pursuant to this Section 8.2, and, in order to obtain such payment, the other party commences a suit which results in a judgment against the non-paying party for the Termination Fee, such non-paying party shall pay the costs and expenses of the other party (including reasonable attorneys’ fees and expenses) in connection with such suit. In addition, if Parent or the Company, as the case may be, fails to pay the amounts payable pursuant to this Section 8.2, then such party shall pay interest on such overdue amounts (for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full) at a rate per annum equal to the “prime rate” (as announced by JPMorgan Chase & Co. or any successor thereto) in effect on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid. The amounts payable by Parent and the Company, as applicable, pursuant to Section 8.2(b) and (c), respectively, constitute liquidated damages and not a penalty, and, except in the case of fraud or willful and material breach of this Agreement, shall be (together with the amounts specified in this Section 8.2(e)) the sole monetary remedy of the Company and Parent, as applicable, in the event of a termination of this Agreement specified in such section under circumstances where the Termination Fee is payable and is paid in full.
ARTICLE IX
GENERAL PROVISIONS
9.1    Nonsurvival of Representations, Warranties and Agreements.  None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Confidentiality Agreement, which shall survive in accordance with its terms) shall survive the Effective Time, except for Section 6.7 and for those other covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time.
9.2    Amendment.  Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with Merger by the shareholders of Parent and the shareholders of the Company; provided that after approval of the Parent Stock Issuance or this Agreement by the respective shareholders of Parent or the Company (as applicable), there may not be, without further approval of such shareholders, any amendment of this Agreement that requires further approval under applicable law. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties hereto.

9.3    Extension; Waiver.  At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or satisfaction of any conditions contained herein; provided that after approval of the Parent Stock Issuance or this Agreement by the respective shareholders of Parent or the Company, there may not be, without further approval of such shareholders, any extension or waiver of this Agreement or any portion thereof that requires further approval under applicable law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
9.4    Expenses.  Except as otherwise provided in Section 8.2, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense; provided that the costs and expenses of printing and mailing the Joint Proxy Statement and all filing and other fees paid to the SEC in connection with the Merger shall be borne by Parent.
9.5    Notices.  All notices, requests, instructions or other communications or documents to be given or made hereunder by one party to the other party shall be in writing and (a) served by personal delivery upon the party for whom it is intended, (b) sent by an internationally recognized overnight courier service upon the party for whom it is intended or (c) sent by email, provided that the transmission of the email is promptly confirmed
(a)    if to the Company, to:
Franklin Financial Network, Inc.

Attention:	General Counsel
722 Columbia Avenue
Franklin, Tennessee 37064
Email:   Steve.Groom@franklinsynergy.com
With a copy (which shall not constitute notice) to:
Alston & Bird LLP
1201 West Peachtree Street, Atlanta, GA 30309

Attention:	Mark C. Kanaly, Esq.
Kyle G. Healy, Esq.

Email:	mark.kanaly@alston.com
kyle.healy@alston.com
and
(b)    if to Parent or Merger Sub, to:
FirstBank
Office of General Counsel
211 Commerce Street, Suite 300
Nashville, Tennessee 37201
Attention:  Beth Sims, Esq.
Email:  bsims@firstbankonline.com

With a copy (which shall not constitute notice) to:
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10533

Attention:	Nicholas G. Demmo, Esq.

Email:	NGDemmo@wlrk.com
9.6    Interpretation.  The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “the date hereof” shall mean the date of this Agreement. As used in this Agreement, the “knowledge” of the Company means the actual knowledge after due inquiry of any of the officers of the Company listed on Section 9.6 of the Company Disclosure Schedule, and the “knowledge” of Parent means the actual knowledge after due inquiry of any of the officers of Parent listed on Section 9.6 of the Parent Disclosure Schedule. As used herein, (i) “business day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized by law or executive order to be closed, (ii) “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (iii) an “affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person, (iv) “made available” means any document or other information that was provided by one party or its representatives to the other party and its representatives prior to the date hereof, included in the virtual data room of a party prior to the date hereof or filed by a party with the SEC and publicly available on EDGAR prior to the date hereof and (v) the “transactions contemplated hereby” and “transactions contemplated by this Agreement” shall include the Merger, the Upstream Merger and the Bank Merger. The Company Disclosure Schedule and the Parent Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. All references to “dollars” or “$” in this Agreement are to United States dollars. This Agreement shall not be interpreted or construed to require any person to take any action, or fail to take any action, if to do so would violate any applicable law. References to any statute or regulation refer to such statute or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under the statute) and references to any section of any statute or regulation include any successor to such section.
9.7    Counterparts.  This Agreement may be executed in two or more counterparts (including by facsimile or other electronic means) all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.
9.8    Entire Agreement.  This Agreement (including the documents and the instruments referred to herein), together with the Confidentiality Agreement, constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.
9.9    Governing Law; Jurisdiction
(a)    This Agreement shall be governed and construed in accordance with the laws of the State of Tennessee without regard to any applicable conflicts of law.

(b)    Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in any federal or state court located in the State of Tennessee (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.5.
9.10    Waiver of Jury Trial.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.
9.11    Assignment; Third Party Beneficiaries.  Neither this Agreement nor any of the rights, interests or obligations shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.7, which is intended to benefit each Company Indemnified Party and his or her heir and representatives, this Agreement (including the documents and instruments referred to herein) is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.
9.12    Specific Performance.  The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its specific terms or otherwise breached. Accordingly, the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.
9.13    Severability.  Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.
9.14    Delivery by Facsimile or Electronic Transmission.  This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by email delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or email delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or email delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.
[Signature Page Follows]

IN WITNESS WHEREOF, the Company, Parent and Merger Sub have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

FRANKLIN FINANCIAL NETWORK, INC.

By:	/s/ J. Myers Jones III
Name:	J. Myers Jones III
Title:	Chief Executive Officer

FB FINANCIAL CORPORATION

By:	/s/ Christopher T. Holmes
Name:	Christopher T. Holmes
Title:	President & Chief Executive Officer

PAISLEY ACQUISITION CORPORATION

By:	/s/ Beth W. Sims
Name:	Beth W. Sims
Title:	Authorized Person

[Signature Page to Agreement and Plan of Merger]

Annex B

[J.P. Morgan letterhead]
January 21, 2020
The Board of Directors
FB Financial Corporation
211 Commerce Street
Suite 300
Nashville, TN 37201
Members of the Board of Directors:
You have requested our opinion as to the fairness, from a financial point of view, to FB Financial Corporation (the “Company”) of the consideration to be paid by the Company in the proposed merger (the “Transaction”) of a wholly-owned subsidiary of the Company with Franklin Financial Network, Inc. (the “Merger Partner”). Pursuant to the Agreement and Plan of Merger (the “Agreement”), among the Company, a subsidiary of the Company and the Merger Partner, the Merger Partner will become a wholly-owned subsidiary of the Company, and each outstanding share of common stock, no par value, of the Merger Partner (the “Merger Partner Common Stock”), other than shares of Merger Partner Common Stock held in treasury or owned by the Company and its affiliates or held directly or indirectly as a result of debt previously contracted, will be converted into the right to receive consideration per share equal to $2.00 in cash (the “Cash Consideration”) and 0.9650 shares (the “Stock Consideration”, and together with the Cash Consideration, the “Consideration”) of the Company’s common stock, par value $1.00 per share (the “Company Common Stock”).
In connection with preparing our opinion, we have (i) reviewed a draft dated January 20, 2020 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Merger Partner and the Company and the industries in which they operate; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies; (iv) compared the financial and operating performance of the Merger Partner and the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Merger Partner Common Stock and the Company Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by or at the direction of the management of the Company relating to its business and the Merger Partner’s business, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction (the “Synergies”); and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.
In addition, we have held discussions with certain members of the management of the Merger Partner and the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Merger Partner and the Company, the financial condition and future prospects and operations of the Merger Partner and the Company, the effects of the Transaction on the financial condition and future prospects of the Company, and certain other matters we believed necessary or appropriate to our inquiry.
In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Merger Partner and the Company or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Merger Partner or the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Merger Partner and the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. In addition, we have assumed that the proposed sale of non-franchise assets (and related use of proceeds) occur on the terms and in the time frame described by management of the Company. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will qualify as a tax-free reorganization for United States federal income tax purposes, and will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company and the Merger Partner in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Merger Partner or the Company or on the contemplated benefits of the Transaction.
Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid by the Company in the proposed Transaction and we express no opinion as to the fairness of the Consideration to the holders of any class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid by the Company in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Company Common Stock or the Merger Partner Common Stock will trade at any future time.
We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any material financial advisory or other material commercial or investment banking relationships with the Merger Partner. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company (of which James W. Ayers is an approximately 44% shareholder) for which we and such affiliates have received customary compensation. Such services during such period have included acting as joint lead bookrunner on an offering of equity securities in May 2018. In addition, we and our affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company and the Merger Partner. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or the Merger Partner for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities or other financial instruments.
On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid by the Company in the proposed Transaction is fair, from a financial point of view, to the Company.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES LLC

J.P. Morgan Securities LLC

Annex C

January 21, 2020
The Board of Directors
Franklin Financial Network, Inc.
722 Columbia Ave. Franklin, TN 37064

Members of the Board of Directors:
We understand that Franklin Financial Network, Inc. (“Franklin Financial”) proposes to enter into an Agreement and Plan of Merger (the “Merger Agreement”), with FB Financial Corporation (“FB Financial”) and Paisley Acquisition Corporation, a wholly owned subsidiary of FB Financial (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will merge with and into Franklin Financial (the “Merger”), with Franklin Financial being the surviving corporation as a wholly owned subsidiary of FB Financial, which will then merge (the “Upstream Merger”) with and into FB Financial (the Upstream Merger, taken together with the Merger as a single integrated transaction, the “Transaction”). As a result of the Merger, each outstanding share of common stock, no par value per share, of Franklin Financial (the “Franklin Financial Common Stock”), other than shares owned by Franklin Financial as treasury stock or owned by Franklin Financial or FB Financial, will be converted into the right to receive (i) 0.9650 shares of common stock, $1.00 par value per share, of FB Financial (the “FB Financial Common Stock”) (such number of shares, the “Stock Consideration”) and (ii) $2.00 in cash (the “Cash Consideration” and, together with the Stock Consideration, the “Merger Consideration”). The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.
The Board of Directors has asked us whether, in our opinion, the Merger Consideration to be received by holders of the Franklin Financial Common Stock in the Merger is fair, from a financial point of view, to such holders.
In connection with rendering our opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to Franklin Financial that we deemed to be relevant, including publicly available research analysts’ estimates;

(ii)
reviewed certain internal projected financial data relating to Franklin Financial prepared and furnished to us by the management of Franklin Financial and approved for our use by Franklin Financial (the “Franklin Financial Forecasts”);

(iii)
reviewed certain publicly available business and financial information relating to FB Financial that we deemed to be relevant, including publicly available research analysts’ estimates for years 2019 through 2021 (the “FB Financial Public Forecasts”), and certain extrapolations thereof prepared using assumptions provided to us by management of Franklin Financial (such extrapolations, together with the FB Financial Public Forecasts, the “FB Financial Forecasts”), each as approved for our use by Franklin Financial;

(iv)
discussed with management of Franklin Financial its assessment of the past and current operations of Franklin Financial and FB Financial, the current financial condition and prospects of Franklin Financial and FB Financial, and the Franklin Financial Forecasts and the FB Financial Forecasts;

(v)
discussed with management of FB Financial its assessment of the past and current operations of FB Financial and the current financial condition and prospects of FB Financial, and the FB Financial Public Forecasts;

EVERCORE  55 EAST 52ND STREET  NEW YORK, NY 10055  TAX: 212.857.3100  FAX: 212.857.3101

The Board of Directors
Franklin Financial Network, Inc.

(vi)	reviewed the reported prices and the historical trading activity of the Franklin Financial Common Stock and the FB Financial Common Stock;

(vii)
compared the financial performance of Franklin Financial and FB Financial and their respective stock market trading multiples with those of certain other publicly traded companies that we deemed relevant;

(viii)
compared the financial performance of Franklin Financial and the valuation multiples relating to the Merger with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant;

(ix)	reviewed the financial terms and conditions of a draft, dated January 21, 2020, of the Merger Agreement; and

(x)	performed such other analyses and examinations and considered such other factors that we deemed appropriate.
For purposes of our analysis and opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by us, without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information), and have further relied upon the assurances of the managements of Franklin Financial and FB Financial that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Franklin Financial Forecasts, we have assumed with your consent that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Franklin Financial as to the future financial performance of Franklin Financial and the other matters covered thereby. With respect to the FB Financial Public Forecasts, we have reviewed and discussed such forecasts with the management of Franklin Financial, we have been advised by Franklin Financial and have assumed, that the FB Financial Public Forecasts are a reasonable basis upon which to evaluate the future financial performance of FB Financial, and we have used the FB Financial Public Forecasts in performing our analyses. With respect to the FB Financial Forecasts, we have reviewed and discussed such forecasts with the management of Franklin Financial, and we have assumed that such forecasts represent reasonable estimates and judgments as to the future financial performance of FB Financial and the other matters covered thereby, and we have used the FB Financial Forecasts in performing our analyses. We express no view as to the Franklin Financial Forecasts, the FB Financial Pubic Forecasts, the FB Financial Forecasts or the assumptions on which they are based.
For purposes of our analysis and opinion, we have assumed, in all respects material to our analysis, that the final executed Merger Agreement will not differ from the draft Merger Agreement reviewed by us, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Merger will be satisfied without waiver or modification thereof. We have further assumed, in all respects material to our analysis, that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Merger will be obtained without any delay, limitation, restriction or condition that would have an adverse effect on Franklin Financial, FB Financial or the consummation of the Merger or reduce the contemplated benefits to the holders of the Franklin Financial Common Stock of the Merger. We also have assumed, at the direction of Franklin Financial, that the Transaction will qualify for federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.
We have not conducted a physical inspection of the properties or facilities of Franklin Financial or FB Financial and have not made or assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or other off-balance sheet assets and liabilities) of Franklin Financial or FB Financial, nor have we been furnished with any such valuations or appraisals, nor have we evaluated the solvency or fair value of Franklin Financial or FB Financial under any state or federal laws relating to

The Board of Directors
Franklin Financial Network, Inc.

bankruptcy, insolvency or similar matters. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and as can be evaluated on the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion. We are not experts in the evaluation of loan, mortgage or similar portfolios or allowances for losses with respect thereto, and we were not requested to, and we did not, conduct a review of individual credit files or loan, mortgage or similar portfolios. We express no opinion or view as to the adequacy or sufficiency of allowances for losses or other matters with respect thereto and we have assumed that each of Franklin Financial and FB Financial has, and the pro forma combined company will have, appropriate reserves to cover any such losses.
We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness to the holders of the Franklin Financial Common Stock, from a financial point of view, of the Merger Consideration. We do not express any view on, and our opinion does not address, the fairness of the proposed Merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of Franklin Financial, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Franklin Financial, or any class of such persons, whether relative to the Merger Consideration or otherwise. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Merger Agreement, the Merger or the Transaction, including, without limitation, the structure or form of the Merger, the Upstream Merger, the Bank Merger (as defined in the Merger Agreement) or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Merger Agreement. Our opinion does not address the relative merits of the Merger as compared to other business or financial strategies that might be available to Franklin Financial, nor does it address the underlying business decision of Franklin Financial to engage in the Merger. We do not express any view on, and our opinion does not address, what the value of the FB Financial Common Stock actually will be when issued or the prices at which the Franklin Financial Common Stock or the FB Financial Common Stock will trade at any time, including following the announcement or consummation of the Transaction. Our opinion does not constitute a recommendation to the Board of Directors or to any other persons in respect of the Merger or the Transaction, including as to how any holder of shares of the Franklin Financial Common Stock should vote or act in respect of the Merger. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by Franklin Financial and its advisors with respect to legal, regulatory, accounting and tax matters.
We have acted as financial advisor to Franklin Financial in connection with the Merger and have received retainer fees for our services and will receive additional fees for our services, a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the Merger. Franklin Financial has also agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. During the two year period prior to the date hereof and other than in connection with services related to the Merger, Evercore Group L.L.C. and its affiliates have not been engaged to provide financial advisory or other services to Franklin Financial and we have not received any compensation from Franklin Financial during such period. In addition, during the two year period prior to the date hereof, Evercore Group L.L.C. and its affiliates have not been engaged to provide financial advisory or other services to FB Financial and we have not received any compensation from FB Financial during such period. We may provide financial advisory or other services to Franklin Financial and FB Financial in the future, and in connection with any such services we may receive compensation.
Evercore Group L.L.C. and its affiliates engage in a wide range of activities for our and their own accounts and the accounts of customers, including corporate finance, mergers and acquisitions, equity sales, trading and research, private equity, placement agent, asset management and related activities. In connection with these businesses or otherwise, Evercore Group L.L.C. and its affiliates and/or our or their respective employees, as well as investment funds in which any of them may have a financial interest, may at any time, directly or indirectly, hold long or short positions and may trade or otherwise effect transactions for their own accounts or the accounts of customers, in debt or equity securities, senior loans and/or derivative products or other financial instruments of or relating to Franklin Financial, FB Financial, potential parties to the Merger or the Transaction and/or any of their respective affiliates or persons that are competitors, customers or suppliers of Franklin Financial or FB Financial.

The Board of Directors
Franklin Financial Network, Inc.

Our financial advisory services and this opinion are provided for the information and benefit of the Board of Directors (in its capacity as such) in connection with its evaluation of the proposed Merger. The issuance of this opinion has been approved by an Opinion Committee of Evercore Group L.L.C.
This opinion may not be disclosed, quoted, referred to or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval, except Franklin Financial may reproduce this opinion in full in any document that is required to be filed with the U.S. Securities and Exchange Commission and required to be mailed by Franklin Financial to its stockholders relating to the Merger.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be received by holders of the Franklin Financial Common Stock in the Merger is fair, from a financial point of view, to such holders.

Very truly yours,

EVERCORE GROUP L.L.C.

By:	/s/ Tannon Krumpelman
Tannon Krumpelman
Senior Managing Director

Item 20.    Indemnification of Directors and Officers.
The Tennessee Business Corporation Act (the “TBCA”) provides that a corporation may indemnify any of its directors and officers against liability incurred in connection with a proceeding if (i) the director or officer acted in good faith, (ii) in the case of conduct in his or her official capacity with the corporation, the director or officer reasonably believed such conduct was in the corporation’s best interest, (iii) in all other cases, the director or officer reasonably believed that his or her conduct was not opposed to the best interest of the corporation and (iv) in connection with any criminal proceeding, the director or officer had no reasonable cause to believe that his or her conduct was unlawful. In actions brought by or in the right of the corporation, however, the TBCA provides that no indemnification may be made if the director or officer was adjudged to be liable to the corporation. In cases where the director or officer is wholly successful, on the merits or otherwise, in the defense of any proceeding instigated because of his or her status as an officer or director of a corporation, the TBCA mandates that the corporation indemnify the director or officer against reasonable expenses incurred in the proceeding. The TBCA also provides that in connection with any proceeding charging improper personal benefit to an officer or director, no indemnification may be made if such officer or director is adjudged liable on the basis that personal benefit was improperly received. Notwithstanding the foregoing, the TBCA provides that a court of competent jurisdiction, upon application, may order that an officer or director be indemnified for reasonable expenses if, in consideration of all relevant circumstances, the court determines that such individual is fairly and reasonably entitled to indemnification, notwithstanding the fact that (i) such officer or director was adjudged liable to the corporation in a proceeding by or in right of the corporation, (ii) such officer or director was adjudged liable on the basis that personal benefit was improperly received by him, or (iii) such officer or director breached his duty of care to the corporation.
FB Financial’s Amended and Restated Charter and Amended and Restated Bylaws require FB Financial to indemnify its directors and officers to the fullest extent permitted by law with respect to all liability and loss suffered and expenses reasonably incurred by such person in any action, suit or proceeding in which such person was or is made, or threatened to be made, a party, or is otherwise involved by reason of the fact that such person is or was a director or officer of FB Financial. In addition, FB Financial has a directors’ and officers’ liability insurance policy which provides coverage sufficiently broad to permit indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act.
In addition, FB Financial’s Amended and Restated Charter provides that directors shall not be personally liable to FB Financial or its shareholders for monetary damages for breach of any fiduciary duty as a director of FB Financial, except to the extent such exemption from liability or limitation thereof is not permitted under the TBCA. Under the TBCA, this provision does not relieve directors from personal liability to FB Financial or its shareholders for monetary damages for breach of fiduciary duty as a director, to the extent such liability arises from a judgment or other final adjudication establishing: (a) any breach of the director’s duty of loyalty; (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; or (c) any unlawful distributions. Nor does this provision eliminate the duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Tennessee law. Finally, this provision does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling FB Financial under any of the foregoing provisions, in the opinion of the Securities and Exchange Commission, that indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. Finally, FB Financial’s ability to provide indemnification to its directors and officers is limited by federal banking laws and regulations, including, but not limited to, 12 U.S.C. §1828(k).

Item 21.    Exhibits and Financial Statement Schedules

(a)	The following exhibits are filed herewith or incorporated herein by reference:

Exhibit No	Description
2.1
Agreement and Plan of Merger, dated as of January 21, 2020, by and among FB Financial Corporation, Franklin Financial Network, Inc. and Paisley Acquisition Corporation (incorporated by reference as Exhibit 2.1 to the Current Report on Form 8-K (File No. 001-37875), filed on January 24, 2020)†

3.1
Amended and Restated Charter of FB Financial Corporation (incorporated by reference as Exhibit 3.1 to the Company’s Registration Statement on Form S-1/A (File No. 333-213210), filed on September 6, 2016)

3.2	Amended and Restated Bylaws of FB Financial Corporation (incorporated by reference as Exhibit 3.2 to the Company’s Form 10-Q for the quarter ended September 30, 2016)
4.1	Shareholder’s Agreement (incorporated by reference as Exhibit 10.12 to the Company’s Form 10Q for the quarter ended September 30, 2016 filed on November 14, 2016)
4.2	First Amendment to Shareholder’s Agreement (incorporated by reference as Exhibit 10.1 to the Company’s Form 8-K filed on January 24, 2020)
4.3
Voting and Support Agreement, dated as of January 21, 2020, by and between Franklin Financial Network, Inc. and James W. Ayers (incorporated by reference as Exhibit 10.2 to the Company’s Form 8-K filed on January 24, 2020)

4.4	Registration Rights Agreement (incorporated by reference as Exhibit 4.1 to the Company’s Form 10-Q for the quarter ended September 30, 2016)
5.1	Opinion of Wachtell, Lipton, Rosen & Katz as to the validity of the securities being registered
8.1	Opinion of Wachtell, Lipton, Rosen & Katz regarding certain U.S. income tax aspects of the merger
8.2	Opinion of Alston & Bird LLP regarding certain U.S. income tax aspects of the merger
10.1
Form of Voting and Support Agreements, dated January 21, 2020, by and between FB Financial Corporation and certain holders of Franklin common stock (incorporated by reference as Exhibit 10.3 to the Company’s Form 8-K filed on January 24, 2020)

23.1	Consent of RSM US LLP, former independent registered public accounting firm of FB Financial Corporation
23.2	Consent of Crowe LLP, independent registered public accounting firm of FB Financial Corporation
23.3	Consent of Crowe LLP, independent registered public accounting firm of Franklin Financial Network, Inc.
23.4	Consent of Wachtell, Lipton, Rosen & Katz (filed with Exhibit 5.1)
23.5	Consent of Wachtell, Lipton, Rosen & Katz (filed with Exhibit 8.1)
23.6	Consent of Alston & Bird LLP (filed with Exhibit 8.2)
24.1	Power of Attorney*
99.1	Form of Proxy of FB Financial Corporation
99.2	Form of Proxy of Franklin Financial Network, Inc.
99.3	Consent of Evercore Group L.L.C.
99.4	Consent of J.P. Morgan Securities LLC
________________

*	Previously filed.

†
The disclosure schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrants hereby undertakes to furnish supplemental copies of any of the omitted schedules and other similar attachments upon request by the Securities and Exchange Commission.

Item 22.    Undertakings
The undersigned Registrant hereby undertakes:
(1)To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii)to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
(iii)to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(2)That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities, in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and (iv) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.
(5)That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(6)That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7)That every prospectus (i) that is filed pursuant to paragraph (5) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(8)To respond to requests for information that is incorporated by reference into this prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; this includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.
(9)To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.
(10)Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. In the event a claim of indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Nashville, State of Tennessee, on April 29, 2020.

FB FINANCIAL CORPORATION

By:	/s/ Christopher T. Holmes
Name: Christopher T. Holmes
Title: Chief Executive Officer and President
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on April 29, 2020.

Signature	Title

*	Executive Chairman of the Board
(James W. Ayers)

/s/ Christopher T. Holmes	Director, President and Chief Executive Officers (Principal Executive Officer)
(Christopher T. Holmes)

/s/ Michael M. Mettee	Interim Chief Financial Officer (Principal Financial Officer)
(Michael M. Mettee )

/s/ Lisa M. Smiley	Corporate Controller (Principal Accounting Officer)
(Lisa M. Smiley)

*	Director
(William F. Andrews)

*	Director
(J. Jonathan Ayers)

*	Director
(William F. Carpenter III)

*	Director
(Agenia W. Clark)

*	Director
(James L. Exum)

*	Director
(Orrin H. Ingram)

*	Director
(Raja J. Jubran)

*	Director
(Emily J. Reynolds)
*By: /s/ Christopher T. Holmes
Christopher T. Holmes, Attorney-in-Fact
April 29, 2020